As filed with the Securities and Exchange Commission on June 21, 2006
Registration No. 333-131828

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 2
to
FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

NEG, INC.
(Exact name of registrant as specified in its charter)

Delaware	1311	20-4044705
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
1400 One Energy Square
4925 Greenville Avenue
Dallas, Texas 75206
(214) 692-9211
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Bob G. Alexander
Chairman of the Board,
President and Chief Executive Officer
NEG, Inc.
1400 One Energy Square
4925 Greenville Avenue
Dallas, Texas 75206
(214) 692-9211
(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

Philip D. Devlin, Esq. Vice President, General Counsel and Secretary NEG, Inc. 1400 One Energy Square 4925 Greenville Avenue Dallas, Texas 75206 Tel: (214) 692-9211 Fax: (214) 692-5055	Steven L. Wasserman, Esq. DLA Piper Rudnick Gray Cary US LLP 1251 Avenue of the Americas New York, NY 10020 Tel: (212) 835-6000 Fax: (212) 835-6001	Raymond Y. Lin, Esq. Latham & Watkins LLP 885 Third Avenue New York, NY 10022 Tel: (212) 906-1200 Fax: (212) 751-4864

      Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.
      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box.     ☐
      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.     ☐

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 21, 2006
Prospectus
Shares
NEG, Inc.
(to be renamed National Energy Group, Inc.)
Common Stock
          This is the initial public offering of shares of common stock of NEG, Inc. (to be renamed National Energy Group, Inc.). No public market currently exists for our common stock.
We currently anticipate that the initial public offering price of our common stock will be between $          and $          per share. We intend to apply to list our common stock on the New York Stock Exchange under the symbol “NEG.”
We are offering                      shares to be sold in the offering.
Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page 22 of this prospectus.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Net proceeds, before expenses, to NEG, Inc.	$	$

      We have granted the underwriters a 30-day option to purchase up to                     additional shares to cover any over-allotments.
Delivery of the shares will be made on or about                     , 2006.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Bear, Stearns & Co. Inc.	Citigroup
The date of this prospectus is                     , 2006

         No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.
         Until                   , 2006 (25 days after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY
      The following is a summary of information set forth throughout this prospectus and should be read together with the more detailed information, including the financial statements and the related notes and the pro forma financial information included elsewhere in this prospectus. See “Risk Factors” for factors you should consider before investing in our common stock. Unless otherwise indicated, the information contained in this prospectus assumes the completion of our merger with National Energy Group, Inc., of which NEG, Inc. will be the surviving entity, and our acquisition of a membership interest in NEG Oil & Gas LLC, of which we will be the sole managing member. Upon completion of the merger, our name will be changed to National Energy Group, Inc. Unless otherwise noted, (1) the terms “NEG”, “we”, “our”, “us” and similar terms mean NEG, Inc., our subsidiary, NEG Oil & Gas and its subsidiaries, and predecessor entities, as the context indicates, and (2) references to “AREP” mean American Real Estate Partners, L.P., American Real Estate Holdings Limited Partnership, or AREH, AREP’s 99% owned subsidiary, and AREH’s subsidiaries, excluding NEG Oil & Gas. Unless otherwise indicated, AREP’s percentage ownership in us and NEG Oil & Gas and our percentage ownership interest in NEG Oil & Gas assume no exercise of the underwriters’ over-allotment option. We have provided definitions for some oil and gas industry terms used in this prospectus in the glossary beginning on page A-1 of this prospectus.
Our Business and Properties
      NEG is a recently formed holding company that has no assets. Upon completion of this offering, we will acquire a not less than 51% managing membership interest in NEG Oil & Gas, which will be our sole material asset. As the managing member, NEG will control all of the affairs of NEG Oil & Gas. Immediately following this offering, the holders of NEG common stock will control approximately                     % of the voting power of all shares of NEG voting stock. The remaining membership interest in NEG Oil & Gas and                     % of the voting power of all shares of our voting stock will be owned by AREP, a publicly traded master limited partnership engaged in a variety of businesses. AREP’s aggregate voting power will be proportionate to its total economic interest in NEG and NEG Oil & Gas. All of the outstanding stock of the general partner of AREP and approximately 90.0% of its depositary units and 86.5% of its preferred units are owned by affiliates of Carl C. Icahn.
      We are an independent oil and gas exploration, development and production company based in Dallas, Texas. Our core areas of operations are the Val Verde and Permian Basins of West Texas, the Cotton Valley Trend in East Texas, the Gulf Coast and the Gulf of Mexico. We also own oil and gas properties in the Anadarko and Arkoma Basins of Oklahoma and Arkansas. Based on reserve reports prepared as of December 31, 2005 by Netherland, Sewell & Associates, Inc. and DeGolyer and MacNaughton, our independent petroleum consultants, our estimated proved reserves were 500.5 Bcfe, had a pre-tax PV-10 of $1,803.3 million, were 86% natural gas and 50% proved developed. We are a long reserve life company. Based on our production of 38.8 Bcfe for the year ended December 31, 2005 and our proved reserves as of that date, our reserve life was approximately 13 years. For the month of December 2005, our net production averaged 113 MMcfe per day and was approximately 74% natural gas. For the year ended December 31, 2005 and the three months ended March 31, 2006, our Adjusted EBITDA was $205.3 million and $52.5 million, respectively.
      We have built our reserve base through a combination of acquisitions and drilling activities. We typically seek to acquire properties where there is significant undeveloped potential either on existing acreage or in the surrounding area, where we potentially could expand our activities. We believe this strategy has allowed us to build a substantial inventory of identified drilling locations, achieve high drilling success rates and grow production and reserves efficiently. As of December 31, 2005, we had identified 1,828 potential drilling locations on our existing acreage, 570 of which are considered proved undeveloped locations. As of that date, approximately 97% of our identified potential drilling locations were located in our core operating areas of West Texas (which includes the Longfellow Ranch property), East Texas and the Gulf Coast. Based on our currently planned 2006 drilling schedule of 149 gross wells, which represents an approximate 52% increase from our 2005 total wells drilled, we have over a 12 year inventory of drilling locations. We believe future development of these assets will drive our reserve and production growth.
      Since we typically drill in areas relatively close to existing production, we experienced a 91% drilling success rate during the three year period ended December 31, 2005. Of the 279 wells that we drilled or in which we participated, we completed 254 as producing wells. For those years, we have added estimated reserves from all sources equal to 506% of our production during those years. For the period from 2002 to 2005, we increased our net production from 11.6 Bcfe to 38.8 Bcfe per year, representing a 49.6% compound annual growth rate.
Our Business Strategy
      Our objective is to maximize value by investing in oil and gas projects with attractive rates of return on capital employed and by growing reserves, production and cash flow. We intend to achieve this objective by executing our strategy as highlighted below:

•	Maintain and Exploit our Multi-Year Drilling Inventory. We seek to maximize the value of our asset base by balancing drilling risk with production and reserve growth potential. We intend to concentrate on developing our multi-year inventory of drilling locations and expect to generate long-term reserve and production growth predominantly through drilling activities on these properties.

•	Maintain a Focused Strategy. We intend to concentrate our efforts in West Texas, East Texas, the Gulf Coast and the Gulf of Mexico. We believe this strategy allows us to better capitalize on our technical experience, operational presence and strategic understanding of these areas. Approximately 93% of the pre-tax PV-10 value of our proved reserves is associated with properties in our core areas. We actively seek to increase our presence in our core geographic areas through acquisitions and joint ventures with other operators. However, we also may consider establishing operations outside our core areas as opportunities present themselves.

•	Seek Acquisitions that Fit our Strategic and Financial Objectives. We seek acquisitions that have significant undeveloped potential. We employ a disciplined acquisition process to identify acquisitions that we believe fit with our strategic and financial objectives. We typically target properties that allow us to build our inventory of drilling locations and enhance our growth potential. We review a large number of acquisition opportunities, which allows us to be selective and to focus on properties that we believe have the most potential for property value enhancement and growth. In 2005, we acquired additional interests in Longfellow Ranch and properties in the Minden Field near our existing properties in East Texas.

•	Actively Manage our Asset Base and Control Costs. We seek to control operations in our core areas which allows us to better manage the timing and scope of development activity and field level operating costs. As of December 31, 2005, we were the operator of properties representing 59% of the pre-tax PV-10 of our proved reserves.

•	Grow Through Selective Exploration. We conduct an active exploration program designed to complement our lower risk development efforts. While we typically seek to maintain a high percentage ownership in all of our development drilling and in the majority of our exploration drilling, for properties where there is both significant drilling risk and a larger capital commitment required, we may sell an interest to an industry partner in order to decrease our financial exposure.

Our Competitive Strengths
      We have a number of strengths that we believe will help us successfully execute our strategy, including:

•	Extensive, Multi-Year Portfolio of Drilling Locations. As of December 31, 2005, we had an established asset base of over 137,200 gross (44,200 net) undeveloped acres and identified a total of 1,828 potential drilling locations, 570 of which are classified as proved undeveloped locations. As of that date, approximately 97% of our 1,828 identified potential drilling locations are in our core areas of East Texas, West Texas and the Gulf Coast. Based on our currently planned 2006 drilling schedule of 149 gross wells, which represents an approximate 52% increase from our 2005 total, we have more than a 12 year inventory of drilling locations.

•	Experienced Management Team and Technical Staff. We believe our management team has successfully demonstrated its ability to create value both through the development of our existing assets and strategic acquisitions. Our top nine officers all have been employed by us for at least five years and average approximately 30 years of industry experience. They have extensive experience with our properties and, in most cases, performed the original evaluations of our assets when they were acquired by us or our affiliates from their prior owners. Our engineering and geo-science professionals average approximately 27 years of industry experience.

•	Diversified Operations. Our core operating areas provide us with operational diversification. Each of our core areas is in a different producing basin and generally would not be impacted by an operating or other disruption to another basin. We are sufficiently diversified, with no one well representing more than 3.7% of our total proved reserves by volume. Additionally, our reserve base is diverse, consisting of both long-lived reserves in East and West Texas and higher rate, shorter-lived reserves in the Gulf Coast and in the Gulf of Mexico.
Our Challenges and Risks
      The implementation of our business strategy, maintenance of our strengths and our future operating results and financial condition are subject to a number of challenges, risks and uncertainties. These challenges and risks include the following:

•	Oil and natural gas prices are volatile, and a decline in oil and natural gas prices could significantly affect our financial condition, access to capital, cash flows and results of operations. In addition, as of December 31, 2005, 86% of our proved reserves were natural gas. We are particularly exposed to volatility in natural gas prices.

•	Our commodity price risk management strategy is designed to protect a portion of our expected cash flow that will be used to fund our expected capital expenditures and service our debt. From time to time, we also may engage in transactions that are designed to lock-in what we believe are attractive commodity prices. These activities may limit future revenues from price increases and result in financial losses or reduce our net income.

•	Shortages of oil field equipment, services and qualified personnel could reduce our cash flow and adversely affect results of operations.

•	We may experience difficulty finding and acquiring additional reserves and may not be able to compensate for the depletion or our proved reserves.

•	We may not be able to compete successfully in acquiring prospective reserves, marketing production, attracting and retaining quality personnel, implementing new technologies and raising capital.

•	We face significant risks associated with the operation of our business, including difficulty in extracting commercially viable quantities of oil and natural gas, natural and other disasters occurring at our wells, pressure or irregularities in formations, equipment failures or accidents, weather conditions and shortages, delays in the delivery of equipment or other factors.

•	Reserve estimates depend on many assumptions that may turn out to be inaccurate. Any significant inaccuracies in these reserve estimates or underlying assumptions could materially affect the quantities and value of our reserves.

•	We may not be able to compete successfully in the future with respect to acquiring prospective reserves, developing reserves, marketing our production, attracting and retaining quality personnel, implementing new technologies and raising additional capital.

      You should carefully consider these challenges and risks as well as all of the information contained in this prospectus prior to investing in our common stock. In particular, we urge you to carefully review the information under “Risk Factors” so that you understand the risks associated with an investment in our company and our common stock.
Our Operating Areas
      The following tables and descriptions set forth summary information attributable to our operating areas. The information contained in these tables is presented as of December 31, 2005, except as otherwise indicated:
Reserve and production data

					December 2005
					Average Net
	Proved Reserves				Daily
				Pre-Tax	Production
Areas	Bcfe(1)	% Gas	% Developed	PV-10(1)(2)	(MMcfe/d)	Reserve Life

						(in years)(3)
	($ in millions)
West Texas	222.2	90%	37%	$708	26	25
East Texas	124.9	97	41	424	21	22
Gulf Coast	80.2	72	80	351	42	5
Gulf of Mexico	40.1	49	51	201	17	6
Other	33.1	92	97	119	7	11

Total	500.5	86%	50%	$1,803	113	13

Drilling inventory and acreage data

			2006 Drilling Budget

	Identified				Acreage(5)
	Drilling	2005 Drilling		Capital
Areas	Locations(4)	Success %	Gross Wells	Expenditures	Total Gross	Total Net

				($ in millions)
West Texas	1,549	92%	95	$58.2	140,100	42,300
East Texas	180	100	27	54.6	21,500	19,400
Gulf Coast	43	82	20	75.2	53,600	29,800
Gulf of Mexico	49	67	1	2.9	53,600	28,900
Other	7	91	6	2.5	70,500	36,900

Total	1,828	92%	149	$193.4	339,300	157,300

(1)	The total proved reserves and pre-tax PV-10 used in this table were derived from reserve information prepared by Netherland, Sewell & Associates, Inc. and DeGolyer and MacNaughton, our independent petroleum consultants.

(2)	See “Non-GAAP Financial Measures and Reconciliations.”

(3)	Based on proved reserves and annual production volumes for the year ended December 31, 2005.

(4)	Identified drilling locations represent total gross drilling locations identified and scheduled by our management as an estimate of our multi-year drilling activities on existing acreage. Of the total locations shown in the table, 570 are classified as proved undeveloped. Our actual drilling activities may change depending on the availability of capital, regulatory approvals, seasonal restrictions, oil and natural gas prices, costs, drilling results and other factors.

(5)	Includes 13,260, 7,333 and 8,050 net acres with leases expiring during 2006, 2007 and 2008, respectively.
      West Texas. We have operations in both the Val Verde and Permian Basins of West Texas. In the Val Verde Basin, we own significant interests in and around the Longfellow Ranch property in Pecos County, Texas. Longfellow Ranch is a highly productive, gas prone, geologically complex multi-pay area. Drilling includes both infill and field expansion development, as well as significant exploration activities. We believe this field is in the early stages of development and has the potential to be a major contributor to our reserve and production growth. In the Permian Basin, our major project is the Goldsmith Adobe Unit in Ector County, Texas. This project consists of mainly infill development drilling to accelerate production from an oil field discovered in 1947.
      East Texas. Our operations in East Texas are located primarily in Rusk and Harrison Counties in the Cotton Valley Trend, which is largely gas prone. We primarily target the Cotton Valley and Travis Peak formations and our activities consist of both infill and expansion development drilling opportunities. We believe this region has the potential to be a major contributor to our reserve and production growth.
      Gulf Coast. Our operations in the Gulf Coast are located in the coastal areas of Texas and Louisiana. This is a predominantly gas, multi-pay, geologically complex area where 3-D seismic and other advanced exploration technologies are critical to our efforts. We target both shallow formations at approximately 2,000 feet in depth and deep structures at approximately 17,000 feet in depth. Activities in this area consist of development drilling and a comparatively significant amount of higher risk, higher potential exploration drilling. 3-D seismic has been used to identify many of our drilling objectives in this area.
      Gulf of Mexico. We operate on several blocks in the East Breaks area, approximately 100 miles south of Galveston, Texas, on several blocks in the High Island area, approximately 90 miles southeast of Galveston and in the East Cameron area located off the Louisiana coast. Water depths on these blocks typically range from 30 feet to 1,100 feet. Activities in this area consist of development drilling and a comparatively significant amount of higher risk, higher potential exploration drilling. 3-D seismic has been used to identify many of our drilling objectives in this area.
      Other Areas. We also have operations in the Arkoma Basin of Western Arkansas and Eastern Oklahoma and the Anadarko Basin of Central and Western Oklahoma. These areas are characterized by multiple producing horizons and long-lived reserves and are primarily gas producing.
Our History
      Substantially all of the oil and gas properties that we will own were acquired in a series of transactions by affiliates of Carl C. Icahn beginning in August 2000 and were subsequently acquired by AREP or NEG Oil & Gas. NEG Oil & Gas was formed in December 2004 to hold AREP’s oil and gas investments. These investments include companies acquired by AREP and contributed to NEG Oil & Gas in April 2005 and June 2005, as described below. NEG was formed in December 2005 to arrange an initial public offering of AREP’s oil and gas interests. Our management and technical team, many of whom have been with National Energy Group for more than five years, have managed the day-to-day operations of the oil and gas assets of each of NEGO, National Onshore and National Offshore since their acquisition by affiliates of Mr. Icahn beginning in 2000.
      In August 2000, High Coast, L.P. and Arnos Corp., affiliates of Mr. Icahn, acquired 49.9% of the common stock and $165.0 million principal amount of 10 3/4% senior notes originally due 2006 of National Energy Group, or the 10 3/4 % notes, in connection with its emergence from bankruptcy. At that time, National Energy Group contributed all of its oil and gas properties to NEG Holding LLC in exchange for a membership interest. Gascon Partners, also an affiliate of Mr. Icahn, contributed oil and gas assets, cash and a note from National Energy Group to NEG Holding in exchange for the managing membership interest in NEG Holding. NEG Holding formed a subsidiary, NEG Operating LLC, or NEGO, to which NEG Holding contributed the oil and gas assets received from both National Energy Group and Gascon Partners. In October 2003, AREP acquired from Arnos and High Coast their equity ownership in National Energy Group and all of the then-outstanding principal amount of the 10 3/4% notes. As a result of that transaction and the acquisition of additional shares of National Energy Group, AREP beneficially owned 50.01% of the outstanding common stock of National Energy Group. On March 16, 2006, the due date on the 10 3/4 % senior notes was extended to April 1, 2007.
      In August 2003, Highcrest Investors Corp., an affiliate of Mr. Icahn, acquired, for consideration of $116.3 million, 89.0% of the equity of TransTexas Gas Corporation in connection with its emergence from bankruptcy. Highcrest Investors acquired an additional 5.7% of the equity of TransTexas in June 2004 for consideration of $2.2 million. In December 2004, TransTexas repurchased the remaining 5.3% of outstanding shares from its stockholders for consideration of $4.1 million and AREP acquired $27.5 million aggregate principal amount, or 100% of the outstanding principal amount, of the term notes of TransTexas, or the TransTexas note, from Thornwood Associates LP, an affiliate of Mr. Icahn, for consideration of approximately $28.3 million, which equaled the principal amount of the TransTexas note plus accrued, but unpaid interest.
      In November 2004, Highcrest Investors and Arnos acquired 100% of the equity of Panaco, Inc. and Mid River LLC, an affiliate of Mr. Icahn, acquired 100% of the debt of Panaco in connection with its emergence from bankruptcy for aggregate consideration of $91.6 million. On December 6, 2004, AREP purchased from Arnos, High River Limited Partnership and Hopper Investments LLC, affiliates of Mr. Icahn, Mid River, the sole asset of which was $38.0 million aggregate principal amount, or 100% of the outstanding principal amount, of the Panaco note, plus accrued but unpaid interest, for consideration of approximately $38.2 million. The purchase price equaled the outstanding principal amount of Panaco note plus accrued but unpaid interest.
      On April 6, 2005, in consideration of $180.0 million in cash, AREP acquired all of the equity in TransTexas in a merger in which National Onshore LP, a wholly owned subsidiary of AREP, was the surviving entity. Also on April 6, 2005, AREP contributed National Onshore and the TransTexas note, excluding the accrued but unpaid interest, to NEG Oil & Gas.
      On June 30, 2005, AREP acquired the managing membership interest in NEG Holding from Gascon Partners in consideration of 11,344,828 AREP depositary units, valued at approximately $320.0 million. The managing membership interest acquired by AREP constituted all of the membership interests of NEG Holding other than the membership interest already owned by National Energy Group. AREP’s interest in NEG Holding was contributed to NEG Oil & Gas on June 30, 2005.
      On June 30, 2005, AREP acquired Panaco for 4,310,345 of its depositary units, valued at approximately $125.0 million, in a merger in which National Offshore LP, a wholly owned subsidiary of AREP, was the surviving entity. Also on June 30, 2005, AREP contributed National Offshore and the Panaco note, but not the accrued but unpaid interest, and AREP’s interests in National Energy Group and NEG Holding to NEG Oil & Gas.
      AREP did not receive any consideration with respect to its contributions of National Onshore, National Offshore and its interests in National Energy Group and NEG Holding to AREP’s wholly-owned subsidiary, NEG Oil & Gas. Prior to these contributions by AREP to its wholly owned subsidiary, NEG Oil & Gas, NEG Oil & Gas did not have any assets.
      Prior to the closing of this offering, approximately $280.2 million aggregate principal amount of debt owed to NEG Oil & Gas by its subsidiaries, including the TransTexas note, the Panaco note and the 10 3/4 % notes, will be distributed to AREP Debt Holdco LLC, a subsidiary of AREP. The debt distributed to AREP Debt Holdco will be repaid from the proceeds of this offering and with the proceeds of the concurrent notes offering by NEG Oil & Gas, or the senior notes offering. If the senior notes offering is not completed, we expect that the proceeds of this offering will not be sufficient to pay approximately $35.0 million of the intercompany debt, which will be canceled. The distribution to AREP’s subsidiary and the repayment of the debt of NEG Oil & Gas’ subsidiaries with the proceeds of this offering and of the concurrent notes offering will allow AREP to realize a part of its investment in its oil and gas interests. The cancellation of the debt distributed to AREP’s subsidiary, to the extent not paid with the proceeds of this offering and the concurrent senior notes offering, will reduce NEG Oil & Gas’ indebtedness. We do not believe NEG Oil & Gas’ distribution to AREP will materially affect our financial condition.
      On December 7, 2005, we entered into an agreement and plan of merger pursuant to which National Energy Group will merge with and into us and the stockholders of National Energy Group will receive shares of our common stock. The agreement and plan of merger was approved by written consent of NEG Oil & Gas, the holder of a majority of the outstanding stock of National Energy Group. We will be the surviving corporation and our name will be changed to National Energy Group, Inc. Giving effect to the merger, but without taking into account the issuance of shares in this offering, AREP, as the 50.01% owner of National Energy Group, will receive a number of shares of our common stock such that AREP will own 3.996% of the economic interest of NEG Oil & Gas. The public stockholders of National Energy Group will receive an aggregate number of shares of our common stock such that they will own 3.994% of the economic interest of NEG Oil & Gas. Including AREP’s existing membership interest in NEG Oil & Gas, AREP will own a total of 96.006% of the economic interest of NEG Oil & Gas.
      On December 22, 2005, NEG Oil & Gas completed a new $500.0 million senior secured revolving credit facility, or the revolving credit facility. The initial borrowing base was $335.0 million, of which $300.0 million was drawn at closing. This facility will mature in December 2010 and is secured by substantially all of the assets of NEG Oil & Gas and its subsidiaries. The borrowing base is re-determined semi-annually based on, among other things, the lenders’ review of NEG Oil & Gas’ mid-year and year-end reserve reports. NEG Oil & Gas used the proceeds from the initial borrowings to, among other things, pay AREP a distribution of $78.0 million and repay a loan of approximately $85.0 million by AREP to a subsidiary of NEG Oil & Gas used to purchase properties in the Minden Fields.
      A constant throughout these transactions has been our management and technical team, many of whom came from National Energy Group. National Energy Group, pursuant to management agreements, has managed the day-to-day activities of the oil and gas assets of each of NEGO, National Onshore and National Offshore since their acquisitions beginning in August 2000. We believe we have gained extensive experience with these assets by virtue of our multi-year management arrangements.
The Transactions
      At the closing of this offering, the following transactions will occur:

•	National Energy Group will merge with and into us. We will be the surviving corporation and our name will be changed to National Energy Group, Inc. and the stockholders of National Energy Group will become our stockholders;

•	We will sell shares in this offering and contribute the gross proceeds from this offering to NEG Oil & Gas and we will receive a managing membership interest in NEG Oil & Gas;

•	AREP will exchange a portion of its membership interest in, or assets of, NEG Oil & Gas for shares of our common stock, such that we will own % and AREP will own % of NEG Oil & Gas, respectively;

•	NEG Oil & Gas will issue $200.0 million principal amount of % senior notes due , or the senior notes; and

•	NEG Oil & Gas will use the proceeds from our contribution and the net proceeds from its senior notes offering to repay a portion of NEG Oil & Gas’ borrowings under its revolving credit facility, repay debt owed to AREP, pay a $ distribution to AREP and pay the expenses of this offering.

The distribution to AREP’s subsidiary and the repayment of the debt of NEG Oil & Gas’ subsidiaries with the proceeds of this offering will allow AREP to realize a part of its investment in its oil and gas interests. The cancellation of the debt distributed to AREP’s subsidiary, to the extent not paid with offering proceeds, will reduce NEG Oil & Gas’ indebtedness. We do not believe NEG Oil & Gas’ distribution to AREP will materially adversely affect our financial condition.
      The merger and this offering are contingent on each other. The senior notes offering by NEG Oil & Gas is not contingent on this offering.
Business Purpose of the Transactions’ Structure
      AREP believes that an equity offering for its oil and gas operations will enable it to realize and enhance the value of those operations for its equity holders and also allow greater flexibility and opportunities for financing and expanding its oil and gas operations. The transactions’ structure has been designed by AREP to permit a corporation to be used for the offering, while minimizing adverse tax consequences to AREP and its equity holders which would result from the conversion of NEG Oil & Gas to a corporation. These tax consequences ultimately would be realized by holders of AREP limited partnership units since AREP is a “pass through” entity for tax purposes. AREP believes that a public offering by NEG Oil & Gas of its membership interests would not be marketable to investors because, due to the nature of its business and its intention generally to retain earnings, if any, public equity owners would likely not receive distributions, which the capital markets expect from comparable investments.
      The voting structure reflected in NEG’s capital stock is intended to reflect the relative investments and economic interests in NEG of AREP and NEG’s public investors. The percentage voting interests of AREP and of public investors in NEG also are identical to the voting power that would be held by AREP and NEG’s public investors if NEG Oil & Gas were to be converted into and taken public as a corporation. The membership interest structure at NEG Oil & Gas, with NEG as managing member, also is intended to replicate the control of operations and properties that would be the case if NEG Oil & Gas were converted into a corporation.

Corporate Structure Before This Offering
      The following chart depicts our corporate structure before the completion of this offering, the concurrent completion of the merger with National Energy Group, AREP’s exchange of a portion of its membership interest in, or assets of, NEG Oil & Gas for shares of our common stock and our acquisition of a not less than 51% managing membership interest in NEG Oil & Gas.
Unless otherwise indicated, all entities are wholly-owned.

Corporate Structure After This Offering
      The following chart depicts our corporate structure giving effect to this offering, the concurrent completion of the merger with National Energy Group, AREP’s exchange of a portion of its membership interest in, or assets of, NEG Oil & Gas for shares of our common stock, and our acquisition of a not less than 51% managing membership interest in NEG Oil & Gas:
Unless otherwise indicated, all entities are wholly-owned.

(1)	AREP’s aggregate voting power will be proportionate to its total economic interest in us and NEG Oil & Gas.

(2)	Borrower under the revolving credit facility and proposed issuer of the senior notes.

The Offering

Issuer	NEG, Inc. (to be renamed National Energy Group, Inc.)

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares, or shares assuming the exchange by AREP of all of its membership interest in NEG Oil & Gas.

Proposed New York Stock Exchange symbol	NEG(1)

Use of proceeds	The gross proceeds from this offering will be approximately $ million.

We will use the gross proceeds from this offering to purchase a not less than 51% managing membership interest in NEG Oil & Gas. NEG Oil & Gas will use the gross proceeds of this offering, together with the net proceeds of the concurrent senior notes offering, to repay a portion of NEG Oil & Gas’ borrowings under its revolving credit facility, repay debt owed to AREP, pay a distribution to AREP and pay the expenses of this offering.

See “Use of Proceeds” and other information contained in this prospectus for a description of the use of proceeds from this offering.

Voting rights	Holders of our common stock and class B common stock will vote together as a single class on all matters. Each holder of our common stock will be entitled to one vote per share and AREP, as the holder of the only share of our class B common stock will be entitled to the number of votes equal to the total number of shares of common stock issuable upon exchange of AREP’s membership interest in NEG Oil & Gas. We currently are a wholly-owned subsidiary of AREP. The class B common stock was issued to AREP upon our formation and is structured to maintain AREP’s voting power in proportion to its economic interest. Initially, through its holdings of common stock and class B common stock, AREP will control approximately % of our voting power, which will be proportionate to its total economic interest in us and NEG Oil & Gas.

Risk factors	You should carefully consider the information under the heading “Risk Factors” beginning on page 22, as well as all other information included in this prospectus for a discussion of factors you should consider before investing in our common stock.

(1)	We plan to apply to have our common stock approved for listing on the New York Stock Exchange, or NYSE, under the symbol “NEG.”

      The number of shares of common stock that will be outstanding after this offering:

•	includes shares of common stock to be issued to the stockholders of National Energy Group upon the closing of the merger with National Energy Group;

•	includes shares of common stock to be issued upon AREP’s exchange of a portion of its membership interest in, or assets of, NEG Oil & Gas for shares of our common stock;

•	excludes shares of common stock reserved for future grants under our 2006 equity incentive plan; and

•	excludes shares of common stock issuable upon the exchange by AREP of its remaining membership interest in NEG Oil & Gas.
      Unless otherwise indicated, the information in this prospectus:

•	assumes no exercise of the underwriters’ over-allotment option to purchase up to additional shares of common stock from us;

•	gives effect to the merger of National Energy Group with and into us;

•	gives effect to AREP’s exchange of a portion of its membership interest in, or assets of, NEG Oil & Gas for shares of our common stock; and

•	gives effect to our acquisition of a not less than 51% managing membership interest in NEG Oil & Gas.

Summary Combined Historical and Adjusted Pro Forma Financial Data
      The following table provides our summary combined historical and adjusted pro forma financial data for the periods and as of the dates indicated of NEG and NEG Oil & Gas on a combined basis. We derived the summary combined historical financial data for the years ended December 31, 2003, 2004 and 2005 from our audited combined financial statements included elsewhere in this prospectus. The summary combined historical financial data as of March 31, 2006 and for the three months ended March 31, 2005 and 2006 were derived from our unaudited financial statements included elsewhere in this prospectus, which include all adjustments consisting of normal recurring adjustments, which, in our opinion, are necessary for a fair presentation of the financial position and results of operations for these periods. Historical results are not necessarily indicative of the results of operations to be expected for future periods. Substantially all of our assets initially were acquired by entities owned or controlled by Mr. Icahn and subsequently acquired by AREP or NEG Oil & Gas in various purchase transactions. In accordance with generally accepted accounting principles, assets transferred between entities under common control are accounted for at historical cost similar to a pooling of interest and the financial statements are combined from the date of acquisition by an entity under common control. Our financial statements include the results of operations, financial position and cash flows from the date of initial acquisition by entities owned or controlled by Mr. Icahn.
      The summary adjusted pro forma combined statements of operations data for the year ended December 31, 2005 and for the three months ended March 31, 2006 give effect to the following transactions as if each had occurred on January 1, 2005:

•	the distribution by NEG Oil & Gas of approximately $280.2 million principal amount of its subsidiaries’ debt to AREP;

•	the merger with National Energy Group;

•	the exchange by AREP of a portion of its interest in, or assets of, NEG Oil & Gas for shares of our common stock such that we will own 51% and AREP will own 49% of NEG Oil & Gas, respectively;

•	this offering, the acquisition of our interest in NEG Oil & Gas with the gross proceeds of this offering and the use by NEG Oil & Gas of those proceeds together with net proceeds of the proposed senior notes offering to repay a portion of NEG Oil & Gas’ borrowings under its revolving credit facility, repay debt owed to AREP, pay a distribution to AREP and pay the expenses of this offering;

•	the proposed issuance by NEG Oil & Gas of the senior notes; and

•	an equity contribution by AREP to NEG Oil & Gas of approximately $35.2 million of NEG Oil & Gas subsidiary debt.

      The summary adjusted pro forma combined balance sheet data gives effect to these transactions as if each had occurred on March 31, 2006.
      The information in the table below is only a summary and should be read together with our audited combined financial statements as of December 31, 2004 and 2005 and for the years ended December 31, 2003, 2004 and 2005 and the related notes, the unaudited combined financial statements as of March 31, 2006 and for the three months ended March 31, 2005 and 2006 and the related notes, “Pro Forma Combined

Financial Data,” “Selected Combined Historical Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” all as included elsewhere in this prospectus.

										Adjusted
						Adjusted				Pro Forma
						Pro Forma		Three Months Ended		Three Months
	Year Ended December 31,					Year Ended		March 31,		Ended
						December 31,				March 31,
	2003		2004		2005	2005(1)		2005	2006	2006(1)

	(in thousands except share and per share data)
Combined Statements of Operations Data:
Gross oil and gas revenues	$109,086		$161,055		$312,661	$312,661		$56,263	$81,183	$81,183
Realized derivative losses	(8,309)		(16,625)		(51,263)	(51,263)		(3,133)	(12,087)	(12,087)
Unrealized derivative (losses) gains	(2,987)		(9,179)		(69,254)	(69,254)		(38,769)	37,252	37,252

Oil and gas revenues	97,790		135,251		192,144	192,144		14,361	106,348	106,348
Plant revenues	2,119		2,737		6,711	6,711		1,317	1,944	1,944

Total revenues	$99,909		$137,988		$198,855	$198,855		$15,678	$108,292	$108,292

Expenses:
Lease operating	10,715		13,701		27,057	27,057		7,269	8,503	8,503
Gathering, transportation, plant costs and production taxes	11,631		17,375		24,724	24,724		5,143	4,861	4,861
Depreciation, depletion and amortization	39,409		60,394		91,100	91,100		20,303	24,134	24,134
Asset retirement obligation accretion	339		593		3,019	3,019		952	681	681
General and administrative	7,769		13,737		15,433	15,433		3,403	5,125	5,125

Total operating expenses	69,863		105,800		161,333	161,333		37,070	43,304	43,304

Income (loss) from operations	30,046		32,188		37,522	37,522		(21,392)	64,988	64,988
Net interest expense	(17,447)		(18,578)		(17,327)	(21,820)		(6,292)	(5,275)	(7,228)
Other income (expense)	(939)		5,635		4,403	4,403		559	837	837

Income (loss) before income taxes	11,660		19,245		24,598	20,105		(27,125)	60,550	58,597
Income tax (expense) benefit	12,390		(6,924)		(1,920)	(4,883)		2,168	(3,195)	(8,575)
Cumulative effect of accounting change(2)	1,913		—		—	—		—	—	—
Minority interest	(1,741	) (3)	(812	) (3)	—	(8,910	)(4)	—	—	(27,147	) (4)

Net income (loss)	$24,222		$11,509		$22,678	$6,312		$(24,957)	$57,355	$22,875

Adjusted Pro Forma Earnings Per Share Data(5):
Income (loss) per share before cumulative effect of accounting change — basic and diluted
Net income (loss) per share — basic and diluted
Weighted average shares outstanding — basic and diluted

							Adjusted
				Adjusted			Pro Forma
				Pro Forma	Three Months Ended		Three Months
	Year Ended December 31,			Year Ended	March 31,		Ended
				December 31,			March 31,
	2003	2004	2005	2005(1)	2005	2006	2006(1)

	(in thousands except share and per share data)
Combined Cash Flow Data:
Net cash provided by operating activities	$9,116	$91,571	$153,279	—	$29,528	$54,070	—
Net cash used in investing activities	(41,553)	(111,481)	(308,276)	—	(47,485)	(50,906)	—
Net cash provided by (used in) financing activities	49,381	17,812	227,045	—	13,032	(43,867)	—
Other Financial Information:
Capital expenditures	$(41,189)	$(115,262)	$(316,391)	$(316,391)	$(47,627)	$(50,924)	$(50,924)
EBITDA(6)	$68,688	$97,405	$133,025	$124,115	$(1,230)	$89,119	$61,972
Adjusted EBITDA(6)	$71,842	$107,989	$205,298	$205,298	$38,491	$52,548	$52,548

	March 31, 2006

		Adjusted
		Pro
	Actual	Forma(7)
Combined Balance Sheet Data (in thousands):
Cash and cash equivalents	$64,678	$64,678
Total assets	933,379	979,319
Total debt	301,996	376,996
Total equity	507,456	243,981
      Pro forma standardized measure of discounted future net cash flows relating to proved crude oil and natural gas reserves (in thousands):

		Pro Forma
	As Reported	Adjustments(8)	Pro Forma
December 31, 2004
Future cash inflows	$2,203,900	$—	$2,203,900
Future production costs	(488,473)	—	(488,473)
Future development costs	(347,619)	—	(347,619)
Future income tax expense	(32,979)	(333,085)	(366,064)

Future net cash flows	1,334,829	(333,085)	1,001,744
10% annual discount for estimated timing of cash flows	(563,549)	127,091	(436,458)

Standardized measure of discounted future net cash flows	$771,280	$(205,994)	$565,286

		Pro Forma
	As Reported	Adjustments(8)	Pro Forma
December 31, 2005
Future cash inflows	$4,891,094	$—	$4,891,094
Future production costs	(1,029,393)	—	(1,029,393)
Future development costs	(527,399)	—	(527,399)
Future income tax expense	—	(985,870)	(985,870)

Future net cash flows	3,334,302	(985,870)	2,348,432
10% annual discount for estimated timing of cash flows	(1,562,242)	420,992	(1,141,250)

Standardized measure of discounted future net cash flows	$1,772,060	$564,878	$1,207,182

(1)	Excluding the adjusted pro forma effect of the senior notes offering by NEG Oil & Gas and the use of the net proceeds from that offering to make an additional distribution to AREP, for the year ended December 31, 2005 and for the three month period ended March 31, 2006, we would have had net income of $11.5 million and $24.2 million, respectively, and EBITDA of $116.4 million and $60.0 million, respectively. Adjusted EBITDA would be as reported.

(2)	We were required to adopt SFAS No. 143 on January 1, 2003. Upon adoption of SFAS No. 143, the impact was to increase oil and natural gas properties $4.9 million, and to record an abandonment obligation of $3.0 million and a cumulative transition adjustment gain of $1.9 million. We recorded the effects in the first quarter of 2003.

(3)	Until June 2004, affiliates of Mr. Icahn owned 89.0% of the outstanding shares of TransTexas, now known as National Onshore. In June 2004, affiliates of Mr. Icahn acquired an additional 5.7% of the outstanding shares of TransTexas from existing stockholders at a cost of approximately $2.2 million. In December 2004, TransTexas purchased the remaining 5.3% of outstanding shares from its remaining stockholders at a cost of approximately $4.1 million.

(4)	Gives effect to a minority interest for AREP’s 49% membership interest in NEG Oil & Gas.

(5)	Adjusted pro forma earnings per share is calculated by dividing net income (loss) by the weighted average shares outstanding. Unaudited pro forma basic and diluted earnings per share have been calculated in accordance with the Securities and Exchange Commission, or SEC, rules for initial public offerings. Weighted average shares for purposes of the net income (loss) per share calculation is based on shares outstanding as of December 31, 2005 and March 31, 2006 and has been adjusted to reflect (i) the merger and (ii) AREP’s exchange of a portion of its membership interest in, or assets of, NEG Oil & Gas for shares of our common stock.

(6)	See “Non GAAP Financial Measures and Reconciliations.”

(7)	The adjusted pro forma combined balance sheet data reflects the balance sheet data as of March 31, 2005, adjusted as described above. A $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) each of cash and cash equivalents, and total equity by $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(8)	Includes income tax expense as if this offering and the related transactions were consummated on January 1, 2004.

Non-GAAP Financial Measures and Reconciliations
Pre-tax PV-10
      Pre-tax PV-10, or the present value of estimated future net revenues, is an estimate of future net revenues from a property at the date indicated, without giving effect to commodity price risk management activities, after deducting production and ad valorem taxes, future capital costs, abandonment costs and operating expenses, but before deducting federal income taxes. The future net revenues have been discounted at an annual rate of 10% to determine their “present value.” Present value is shown to indicate the effect of time on the value of the net revenue stream and should not be construed as being the fair market value of the properties. Estimates have been made using constant oil, natural gas and natural gas liquids prices and operating costs at the date indicated. The prices used to calculate the pre-tax PV-10 in this table are as follows: gas prices used were based on Henry Hub spot market price at December 31, 2003, 2004 and 2005 of $5.97, $6.18 and $10.08 per MMBTU, respectively. Oil prices used were West Texas Intermediate at December 31, 2003, 2004 and 2005 of $29.25, $40.25 and $57.75 per Bbl of oil. These prices were adjusted by lease for energy content, transportation fees and regional price differentials. Henry Hub and West Texas Intermediate are actively traded benchmark prices for our geographic area. Market prices for oil and natural gas are volatile. We believe that pre-tax PV-10, while not a financial measure in accordance with generally accepted accounting principles, or GAAP, is an important financial measure used by investors and independent oil and natural gas producers for evaluating the relative significance of oil and natural gas properties and acquisitions because the tax characteristics of comparable companies can differ materially. The total standardized measure for our proved reserves as of December 31, 2005 was $1,772.1 million. The standardized measure represents the pre-tax PV-10 after giving effect to income taxes and asset retirement obligation and is calculated in accordance with Statement of Financial Accounting Standards No. 69, or SFAS 69. The amount of estimated future abandonment costs, the pre-tax PV-10 of these costs and the standardized measure were determined by us. The following tables provide a reconciliation of our pre-tax PV-10 to our standardized measure as of December 31, 2003, 2004 and 2005:

	December 31,

	2003	2004	2005

	(in thousands)
Standardized measure of discounted future net cash flows	$613,752	$771,280	$1,772,060
Present value of asset retirement obligation discounted at 10%	6,745	55,730	31,219
Present value of future income tax discounted at 10%	—	24,097	—

Pre-tax PV-10 value	$620,497	$851,107	$1,803,279

EBITDA and Adjusted EBITDA
      We define EBITDA as net income (loss) plus income tax expense, net interest expense, depreciation, depletion and amortization. We define Adjusted EBITDA as EBITDA before minority interest, cumulative effect of accounting changes and accretion of asset retirement obligation and the effects of unrealized losses or gains on derivative contracts. Although not prescribed under GAAP, we believe the presentation of EBITDA and Adjusted EBITDA is relevant and useful because it helps our investors understand our operating performance and makes it easier to compare our results with those of other companies that have different accounting treatment for derivative contracts, financing, capital or tax structures.
      We present EBITDA on a combined basis. However, EBITDA does not reflect cash flows and we conduct all of our operations through our subsidiary. Upon completion of this offering, we will enter into a management agreement with our subsidiary, NEG Oil & Gas. The management agreement will provide for NEG Oil & Gas to reimburse us for all of our cash expenses. These will include, without limitation, in addition to expenses associated with employees, fees and other compensation to be paid to our directors, insurance premiums, legal and accounting fees and expenses, SEC and NYSE fees, including all such expenses or fees incurred in connection with issuances of securities or other transactions. The operating results of NEG Oil & Gas may not be sufficient to make distributions to us. In addition, with the exception of distributions to pay taxes and the payment of fees and expenses under the management agreement, our subsidiary is not obligated to make funds available to us. Distributions and intercompany transfers from our subsidiary to us may be restricted by applicable law and are restricted by covenants contained in debt agreements and other agreements to which our subsidiary currently is subject or may enter into in the future. The terms of any borrowings of our subsidiary or other entities in which we own equity may restrict dividends, distributions or loans to us.
      We present Adjusted EBITDA as a further supplemental measure of our performance. You are encouraged to evaluate these adjustments to EBITDA and the reasons we consider it appropriate for supplemental analysis. As an analytical tool, Adjusted EBITDA is subject to all of the limitations applicable to EBITDA. In addition, in evaluating Adjusted EBITDA, you should be aware that in the future we may incur unrealized losses or gains on derivative contracts similar to the adjustment in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by these gains or losses or by unusual or non-recurring items.
      EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our results as reported under GAAP. For example, EBITDA and Adjusted EBITDA do not reflect:

•	our cash expenditures, or future requirements for capital expenditures, or contractual commitments;

•	changes in, or cash requirements for, our working capital needs; and

•	the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts.
      Although depreciation, depletion and amortization are non-cash charges, the assets being depreciated, depleted or amortized often will have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements. Other companies in our industry may calculate EBITDA or Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure. In addition, EBITDA does not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations.
      EBITDA and Adjusted EBITDA are presented as measures of our performance that are not required by, or presented in accordance with, GAAP. EBITDA and Adjusted EBITDA are not measurements of our financial performance under GAAP and should not be considered as alternatives to net earnings, operating income or any other performance measures derived in accordance with GAAP or as an alternative to cash flow from operating activities as a measure of our liquidity. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA and Adjusted EBITDA only supplementally. See the “Combined Statements of Cash Flows” included in our combined financial statements included elsewhere in this prospectus.

      The following table presents a reconciliation of our combined net income to combined EBITDA and EBITDA to Adjusted EBITDA for the periods presented:

							Adjusted
				Adjusted	Three Months		Pro Forma
				Pro Forma	Ended		Three Months
	Year Ended December 31,			Year Ended	March 31,		Ended
				December 31,			March 31,
	2003	2004	2005	2005(1)	2005	2006	2006(1)

	(in thousands)
Net income (loss)	$24,222	$11,509	$22,678	$6,312	$(24,957)	$57,355	$22,875
Income tax expense (benefit)	(12,390)	6,924	1,920	4,883	(2,168)	3,195	8,575
Net interest expense	17,447	18,578	17,327	21,820	5,592	4,435	6,388
Depreciation, depletion and amortization	39,409	60,394	91,100	91,100	20,303	24,134	24,134

EBITDA	$68,688	$97,405	$133,025	$124,115	$(1,230)	$89,119	$61,972

Minority interest	1,741	812	—	8,910	—	—	27,147
Unrealized losses (gains) on derivative contracts	2,987	9,179	69,254	69,254	38,769	(37,252)	(37,252)
Cumulative effects of accounting change	(1,913)	—	—	—	—	—	—
Accretion of asset retirement obligation	339	593	3,019	3,019	952	681	681

Adjusted EBITDA	$71,842	$107,989	$205,298	$205,298	$38,491	$52,548	$52,548

(1)	Gives effect to the following transactions, as if each had occurred on January 1, 2005:

•	the distribution by NEG Oil & Gas of approximately $280.2 million principal amount of its subsidiaries’ debt to AREP;

•	the merger with National Energy Group;

•	the exchange by AREP of a portion of its membership interest in, or assets of, NEG Oil & Gas for shares of our common stock such that we will own % and AREP will own % of NEG Oil & Gas, respectively;

•	this offering, the acquisition of our interest in NEG Oil & Gas with the gross proceeds of this offering and the use of those proceeds, together with the net proceeds of the proposed senior notes offering by NEG Oil & Gas, to repay a portion of NEG Oil & Gas’ borrowings under its revolving credit facility, repay debt owed to AREP, pay a distribution to AREP and pay the expenses of this offering;

•	the proposed issuance by NEG Oil & Gas of the senior notes; and

•	an equity contribution by AREP to NEG Oil & Gas as a result of the forgiveness of approximately $35.2 million of NEG Oil & Gas subsidiary debt.

Summary Historical Operating and Reserve Information
      The following table sets forth certain information regarding our historic production volumes, average sales prices and certain expenses associated with the sales of oil and gas for the periods indicated. This information should be read in conjunction with the information contained in our financial statements and related notes included elsewhere in this prospectus. The information set forth below is not necessarily indicative of future results.

				Three Months Ended
	Years Ended December 31,			March 31,

	2003	2004	2005	2005	2006

Production data:
Oil (MBbls)	811	935	1,440	353	368
Natural gas (MMcf)	15,913	18,895	28,107	6,023	7,404
Natural gas liquids (MBbls)	166	549	350	91	101
Natural gas equivalents (MMcfe)	21,772	27,799	38,847	8,683	10,216
Average sales price:(1)
Oil average sales price (per Bbl)
Price excluding realized gains or losses on derivative contracts	$30.26	$39.55	$55.72	$50.59	$62.52
Price including realized gains or losses on derivative contracts	27.32	29.89	48.95	48.22	55.54
Natural gas average sales price (per Mcf)
Price excluding realized gains or losses on derivative contracts	5.07	5.73	7.85	5.92	7.34
Price including realized gains or losses on derivative contracts	4.70	5.39	6.38	5.54	6.05
Natural gas liquids sales price (per Bbl)	23.24	26.72	33.46	30.42	38.14
Expense per Mcfe:
Lease operating expenses	$0.49	$0.49	$0.70	$0.84	$0.83
Transportation and gathering	0.07	0.11	0.13	0.10	0.13
Production and ad valorem taxes	0.37	0.39	0.43	0.41	0.25
Depreciation, depletion and amortization	1.81	2.17	2.35	2.34	2.36
General and administrative expenses	0.36	0.49	0.40	0.39	0.50

(1)	Excludes the effect of unrealized gains or losses on derivative contracts.
      The following table summarizes our historical estimates of net proved oil and natural gas reserves as of the dates indicated, as derived from information provided by our independent petroleum consultants, Prator Bett, L.L.C., Netherland, Sewell & Associates, Inc. and DeGolyer and MacNaughton. All historical proved reserve estimates were prepared using constant prices and unescalated costs in accordance with SEC guidelines as of December 31 of each year presented. Proved reserve estimates do not include any value for probable or possible reserves which may exist, nor do they include any value for undeveloped acreage. The proved reserve estimates represent our net revenue interest in our properties.

	December 31,

	2003	2004	2005

Proved reserves (end of period):
Oil (MBbls)	8,166	12,598	11,904
Natural gas (MMcf)	206,260	273,039	429,050
Total proved reserves (MMcfe)	255,253	348,626	500,475
Percent proved developed reserves	65.4%	58.9%	50.0%
Pre-tax PV-10 (in thousands)	$620,498	$851,107	$1,803,279

Commodity Price Risk Management Activity
      Our commodity price risk management strategy is designed to protect a portion of our expected cash flow that we will use to fund our expected capital expenditures and service our debt. From time to time, we also may engage in transactions that are designed to lock-in what we believe are attractive commodity prices. The revolving credit facility currently permits us to use derivatives for up to 80% of the expected volumes associated with our proved developed producing reserves. For the month of December 2005, approximately 61% of our production was subject to derivative contracts. We typically use costless collars as these instruments allow us to establish a floor price while maintaining some exposure to price increases. We expect to continue to use additional derivative contracts on new volumes, or on volumes where current derivative contracts have expired, provided we can do so at what we believe are attractive price levels. We do not apply hedge accounting to these activities.
      The following is a summary of our commodity price collar agreements as of March 31, 2006:

	Natural Gas		Oil

	Quantity	Price	Quantity	Price
	(MMBtu/Month)	($ per MMBtu)	(Bbl/Month)	($ per Bbl)

Year ending December 31,

2006	570,000	$6.00-$7.25	31,000	$41.65-$45.25
	120,000	6.00- 7.28	16,000	41.75- 45.40
	500,000	4.50- 5.00	46,000	60.00- 68.50	(1)
2007	930,000	$8.00-$10.23	30,000	$57.00-$70.50
			30,000	57.50- 72.00
2008	750,000	$7.00-$10.35	46,000	$55.00-$69.00

(1)	We participate in price upside above $84.50 on the 46,000 Bbls.
      On April 21, 2006, we entered into the following commodity price collar agreements:

	Natural Gas		Oil

	Quantity	Price	Quantity	Price
	(MMBtu/Month)	($ per MMBtu)	(Bbl/Month)	($ per Bbl)

2007	330,000	$9.60-$12.10	1,000	$65.00-$87.40
	100,000	9.55- 12.60	7,000	65.00- 86.00
2008	70,000	$8.75-$11.90	9,000	$65.00-$81.25
	270,000	8.80- 11.45	—	—
2009	330,000	$7.90-$10.80	19,000	$65.00-$78.50
	580,000	7.90- 11.00	26,000	65.00- 77.00
Our Corporate Information
      We are a Delaware corporation and were incorporated in December 2005. Concurrent with the closing of this offering, National Energy Group will merge with and into us. We will be the surviving corporation in the merger and our name will change to National Energy Group, Inc.
      Our principal executive offices are at 1400 One Energy Square, 4925 Greenville Avenue, Dallas, Texas 75206. Our telephone number is (214) 692-9211. Our website address is www.neg-inc.com. National Energy Group’s website address is www.negx.com. The information contained on these websites is not part of this prospectus.

RISK FACTORS
      An investment in our common stock offered by this prospectus involves a substantial risk of loss. You should carefully consider these risk factors, together with all of the other information included in this prospectus, before you decide to purchase shares of our common stock. We believe the risks and uncertainties described below are the most significant we face. The occurrence of any of the following risks could harm our business. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.
Risks Related to our Business and the Oil and Natural Gas Industry

Oil and natural gas prices are volatile. A decrease in oil and natural gas prices could have a material adverse effect on our business, financial condition, cash flows or results of operations.
      A substantial decline in the prices we receive for our oil and natural gas production would have a material adverse effect on us, as our future financial condition, revenues, results of operations, cash flows, rate of growth and the carrying value of our oil and natural gas properties depend primarily upon those prices. For example, changes in the prices we receive for our oil and natural gas could affect our ability to finance capital expenditures, make acquisitions, pay dividends, borrow money and satisfy our financial obligations. In addition, declines in prices could reduce the amount of oil and natural gas that we can produce economically and, as a result, could have a material adverse effect on our reserves. Oil and natural gas are commodities and their prices are subject to wide fluctuations in response to relatively minor changes in supply and demand. Historically, prices have been volatile and are likely to continue to be volatile in the future, especially given current world geopolitical conditions. The prices of oil and natural gas are affected by a variety of other factors that are beyond our control, including:

•	changes in global supply and demand for oil and natural gas;

•	commodity processing, gathering and transportation availability;

•	actions of the Organization of Petroleum Exporting Countries;

•	domestic and foreign governmental regulations and taxes;

•	domestic and foreign political conditions, including embargoes, wars or terrorism and activities affecting oil-production;

•	the level of global oil and natural gas exploration activity and inventories;

•	the relative availability of domestic and imported oil and gas;

•	the price, availability and consumer acceptance of alternative fuel sources;

•	the availability of refining capacity;

•	technological advances affecting energy consumption;

•	weather conditions;

•	financial and commercial market uncertainty;

•	worldwide economic conditions; and

•	disruptions as a result of natural calamities.
      These factors and the volatility of the energy markets generally make it extremely difficult to predict future oil and natural gas price movements. Our production is weighted toward natural gas, making earnings and cash flow more sensitive to natural gas price fluctuations.

Estimating our reserves, production and future net cash flow is difficult to do with any certainty. Actual results may vary significantly from our estimates.
      The reserve data included in this prospectus represent estimates only. Estimating quantities of proved oil and natural gas reserves is a complex process that requires interpretations of available technical data and various estimates, including estimates based upon assumptions relating to economic factors, including future commodity prices, production costs, production and ad valorem taxes, availability of capital, estimates of required capital expenditures and workover and remedial costs, and the assumed effect of governmental regulation. In addition, there are numerous uncertainties about when reserves may be classified as proved as opposed to possible or probable. Furthermore, actual results will vary from our estimates and such variances may be significant.
      At December 31, 2005, 50% of our estimated proved reserves were proved undeveloped and 8% were proved developed non-producing. Estimates of proved undeveloped reserves and proved developed non-producing reserves are almost always based on analogy to existing wells instead of the performance data used to estimate producing reserves. Recovery of proved undeveloped reserves requires significant capital expenditures and successful drilling operations. Revenues from estimated proved developed non-producing reserves will not be realized until some time in the future, if at all. The reserve data assumes that we will be required to make significant capital expenditures to develop our reserves. Although we have prepared estimates of our reserves and the costs associated with these reserves in accordance with industry standards, these estimates may not be accurate, development may not occur as scheduled and actual results may not be as estimated.
      You should not assume that the present values referred to in this prospectus represent the current market value of our estimated oil and natural gas reserves. The timing of the production and the expenses related to the development of oil and natural gas properties will affect both the timing of actual future net cash flows from our proved reserves and their present value. In addition, our pre-tax PV-10 estimates are based on prices and costs as of the date of the estimates. Actual future prices and costs may be materially higher or lower than the prices and costs as of the date of the estimate. Further, the effect of derivative instruments are not reflected in these assumed prices. Also, the use of a 10% discount factor to calculate pre-tax PV-10 value may not necessarily represent the most appropriate discount factor given actual interest rates and risks to which our business or the oil and natural gas industry in general are subject. Any significant variations from the interpretations or assumptions used in our estimates, such as increased or decreased production levels or changes of conditions and information resulting from new or reinterpreted seismic data or otherwise, could cause the estimated quantities and net present value of our reserves to change materially.

If prospects that we decide to drill do not yield oil or natural gas in commercially viable quantities, our drilling success rate may decline and materially harm our business.
      We describe some of our current prospects and our plans to explore those prospects in this prospectus. A prospect is a property on which we have identified what our geoscientists believe, based on available seismic and geological information, to be indications of oil or natural gas. Our prospects are in various stages of evaluation, ranging from a prospect that is ready to drill to a prospect that will require substantial additional seismic data processing and interpretation. However, the use of seismic data and other technologies and the study of producing fields in the same area will not enable us to know conclusively prior to drilling and testing whether natural gas or oil will be present or, if present, whether oil or natural gas will be present in sufficient quantities to recover drilling or completion costs or to be economically viable. From January 1, 2003 through December 31, 2005, we participated in drilling a total of 279 gross wells, of which 25 have been identified as dry holes. If we drill additional wells that we identify as dry holes in our current and future prospects, our drilling success rate may decline and materially harm our business.

Our business involves significant operating risks which could result in significant costs that could have a material adverse effect on our financial condition and operations.
      Our operations are subject to all the risks normally incident to the operation and development of oil and natural gas properties and the drilling of oil and natural gas wells, including:

•	well blowouts;

•	craterings and explosions;

•	pipe failures and ruptures;

•	pipeline accidents and failures;

•	casing collapses;

•	unexpected formations or pressures;

•	fires;

•	mechanical and operational problems that affect production;

•	formations with abnormal pressures;

•	uncontrollable flows of oil, natural gas, brine or well fluids; and

•	releases of contaminants into the environment, including groundwater contamination.
      In addition to lost production and increased costs, these hazards could cause serious injuries, fatalities, contamination or property damage for which we could be held responsible. The potential consequences of these hazards are particularly severe for us because a significant portion of our operations are conducted offshore and in other environmentally sensitive areas. While we maintain insurance against many of these risks, we do not maintain insurance in amounts that cover all of the losses to which we may be subject, and the insurance we have may not continue to be available on acceptable terms. The occurrence of an uninsured or underinsured loss could result in significant costs that could have a material adverse effect on our financial condition and operations.

The marketability of our production is dependent upon gathering systems, transportation facilities and processing facilities that we do not control. Any significant change in our relationship with the operators of these facilities or in market factors affecting them could adversely impact our operations.
      Market conditions or the unavailability of satisfactory oil and natural gas transportation arrangements may hinder our access to oil and natural gas markets or delay our production. The marketability of our oil and natural gas production depends in part upon the availability, proximity and capacity of pipelines, natural gas gathering systems, transportation barges and processing facilities owned by third parties. We do not control these facilities and they may not be available to us in the future. Alternative delivery methods could be either prohibitively expensive or available only after a period of delay, if at all.
      Any significant change in our relationship with third party operators or market factors affecting the operator of any third-party transportation and processing facilities we use could adversely impact our ability to deliver to market the oil and natural gas we produce and thereby cause a significant interruption in our operations. Our failure to obtain such services on acceptable terms could materially harm our business. We may be required to shut in wells for a lack of a market or because of inadequacy or unavailability of natural gas pipeline, gathering system capacity or processing facilities. These are risks for which we generally do not maintain insurance. Accordingly, our financial condition and results of operations would be adversely affected if one or more transportation, gathering or processing facility became unavailable or otherwise unable to provide services.

Our commodity price risk management activities may limit future revenues from price increases and result in financial losses or reduce our income.
      To reduce our exposure to fluctuations in the prices of oil and natural gas, we enter into derivative contracts with respect to a substantial portion of our oil and natural gas production. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Quantitative and Qualitative Disclosures About Market Risk” for a summary of our commodity price risk management activity. Our revolving credit facility currently permits us to use derivatives for up to 80% of the expected volumes associated with our proved developed producing reserves. Derivative contracts expose us to risk of financial loss in some circumstances, including when:

•	production is less than expected;

•	a counterparty to a derivative contract fails to perform under the contract;

•	there is a change in the expected differential between the underlying price in the derivative contract and actual prices received; or

•	there is a sudden, unexpected event that materially impacts oil or natural gas prices.
      For the three month period ended March 31, 2006, we recorded total net realized losses of $12.1 million on derivative instruments. Our total net realized losses on derivative instruments included in our oil and natural gas revenues were $51.3 million for the year ended December 31, 2005. In addition, volatile oil and natural gas prices caused us to incur unrealized commodity derivative gains of $37.3 million for the three month period ended March 31, 2006 and losses of $69.3 million for the year ended December 31, 2005. These unrealized gains and losses resulted because we do not elect hedge accounting treatment for our derivative positions. Changes in the fair market value of the derivative contracts were therefore required to be recognized in our statement of operations.
      We may incur realized and unrealized gains and losses of this type in the future. Derivative contracts may also limit the benefit we would otherwise receive from increases in the prices for oil and natural gas. Oil and gas revenues may continue to experience significant volatility in the future due to changes in the fair value of our derivative contracts. The prices we receive for our oil and gas production affect our:

•	cash flow available for capital expenditures;

•	ability to borrow and raise additional capital;

•	quantity of oil and natural gas we can produce;

•	quantity of oil and gas reserves; and

•	operating results for oil and gas activities.
      We generally enter into derivative contracts for a substantial portion of our expected future oil and natural gas production to reduce our exposure to commodity price decreases. Changes in the fair value of our derivative contracts have a direct effect on our revenue.
      Typically, we have used swaps, costless collars and options to put products to a purchaser at a specified price, or floor. In these transactions, we will usually have the option to receive from the counterparty to the derivative contracts a specified price or the excess of a specified price over a floating marketing price. If the floating price exceeds the fixed price, the party to the derivative contract is required to pay the counterparty all or a portion of these differences multiplied by the quantity subject to the derivative contract.
      As of March 31, 2006, we were not a party to any derivative contracts that require an initial deposit of cash collateral. However, our working capital could be impacted in the future if we enter into derivative arrangements that require cash collateral and commodity prices subsequently change in a manner adverse to us. Further, the obligation to post cash or other collateral could, if imposed, adversely affect our liquidity.

Our use of 2-D and 3-D seismic data is subject to interpretation and may not accurately identify the presence of oil and natural gas, which could adversely affect the results of our drilling operations.
      To identify the presence of oil and natural gas, we sometimes employ the use of 2-D and 3-D seismic data. Even when properly used and interpreted, 2-D and 3-D seismic data and visualization techniques are only tools used to assist geoscientists in identifying subsurface structures and hydrocarbon indicators and do not enable the interpreter to know whether hydrocarbons are, in fact, present in those structures. In addition, the use of 3-D seismic and other advanced technologies requires greater predrilling expenditures than traditional drilling strategies, and we could incur losses as a result of such expenditures. As a result, our drilling activities may not be successful or economical and our overall drilling success rate or our drilling success rate for activities in a particular area could decline.
      We often gather 3-D seismic data over large areas. Our interpretation of seismic data delineates for us those portions of an area that we believe are desirable for drilling. Therefore, we may choose not to acquire option or lease rights prior to acquiring seismic data and, in many cases, we may identify hydrocarbon indicators before seeking option or lease rights in the location. If we are not able to lease those locations on acceptable terms, it would result in our having made substantial expenditures to acquire and analyze 3-D seismic data without having an opportunity to attempt to benefit from those expenditures.

Shortages of oil field equipment, services and qualified personnel could reduce our cash flow and adversely affect results of operations.
      The demand for qualified and experienced field personnel to drill wells and conduct field operations, geologists, geophysicists, consultants and other professionals in the oil and natural gas industry can fluctuate significantly, often in correlation with oil and natural gas prices, causing periodic shortages. Historically, there have been shortages of drilling rigs and other oil field equipment as demand for rigs and equipment has increased along with the number of wells being drilled. These factors also cause significant increases in costs for equipment, services and personnel. Higher oil and natural gas prices generally stimulate demand and result in increased prices for drilling rigs, crews and associated supplies, equipment and service. It is beyond our control and ability to predict whether these conditions will exist in the future and, if so, what their timing and duration will be. These types of shortages or price increases could significantly decrease our profit margin, cash flow and operating results, or restrict our ability to drill the wells and conduct the operations which we currently have planned and budgeted.

We may experience difficulty finding and acquiring additional reserves and may be unable to compensate for the depletion of proved reserves which could reduce our future cash flow and income.
      The future success and growth of our operations depend upon our ability to find or acquire additional economically recoverable oil and gas reserves. Except to the extent that we conduct successful exploration or development activities or acquire properties containing proved reserves, our proved reserves will generally decline as they are produced. The decline rate varies depending upon reservoir characteristics and other factors. Future oil and gas reserves and production, and, therefore, cash flow and income, will be highly dependent upon our level of success in exploiting current reserves and acquiring or finding additional reserves. The business of exploring for, developing or acquiring reserves is capital intensive. To the extent cash flow from operations is not sufficient and external sources of capital become limited or unavailable, the ability to make necessary capital investments to maintain or expand our asset base of oil and gas reserves could be impaired. Development projects and acquisition activities may not result in additional reserves. We may not have success drilling productive wells at economic returns sufficient to replace our current and future production and reserves we acquire may contain undetected problems or issues that did not initially appear to be significant to us.

We may not be able to compete successfully in the future with respect to acquiring prospective reserves, developing reserves, marketing our production, attracting and retaining quality personnel, implementing new technologies and raising additional capital.
      We operate in a competitive environment for acquiring properties, marketing oil and natural gas, integrating new technologies and employing skilled personnel. Many of our competitors possess and employ financial, technical and personnel resources substantially greater than ours. Those companies may be willing and able to pay more for producing oil and natural gas properties and prospects than our financial resources permit, and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects. Our competitors may also enjoy technological advantages over us and may be able to implement new technologies more rapidly than we can. Additionally, there is substantial competition for capital available for investment in the oil and natural gas industry.

Oil and natural gas exploration, exploitation and development activities may not be successful and we may be unable to recover the costs of these activities.
      Exploration, exploitation and development activities are subject to many risks. For example, we cannot assure you that new wells drilled by us will be productive or that we will recover all or any portion of our investment in such wells. Drilling for oil and natural gas often involves unprofitable efforts, not only from dry wells but also from wells that are productive but do not produce sufficient oil or natural gas to return a profit at then-realized prices after deducting drilling, operating and other costs. The seismic data and other technologies we use do not allow us to know conclusively prior to drilling a well that oil or natural gas is present or that it can be produced economically. The cost of exploration, exploitation and development activities is subject to numerous uncertainties beyond our control, and cost factors can adversely affect the economics of a project. Further, our development activities may be curtailed, delayed or canceled as a result of numerous factors, including:

•	title problems;

•	problems in delivery of our oil and natural gas to market;

•	pressure or irregularities in geological formations;

•	equipment failures or accidents;

•	shortages of, or delays in obtaining, equipment or qualified personnel;

•	adverse weather conditions;

•	reductions in oil and natural gas prices;

•	compliance with environmental and other governmental requirements; and

•	costs of, or shortages or delays in the availability of, drilling rigs, equipment and services.

Our acquisition activities may not be successful and we may be unable to recover the purchase price of a property from the sale of production from that property.
      We intend to acquire additional oil and natural gas properties, or businesses that own or operate such properties, when attractive opportunities arise. We may not be able to identify suitable acquisition opportunities. If we do identify an appropriate acquisition candidate, we may be unable to negotiate mutually acceptable terms with the seller or finance the acquisition. As a result of recent increases in oil and natural gas prices, acquisition prices also have increased, potentially making it more difficult for us to identify and complete acquisitions suitable for us. If we are unable to complete suitable acquisitions, it will be more difficult to replace our reserves. In addition, successfully completed acquisitions involve a number of risks, including:

•	unexpected losses of key employees, customers and suppliers of an acquired business;

•	difficulties in conforming the financial, technical and management standards, processes, procedures and controls of the acquired business with those of our existing operations; and

•	diversion of management and other resources.
      Moreover, the success of any acquisition will depend on a variety of factors, including our ability to accurately assess the reserves associated with the property, future oil and natural gas prices and operating costs, potential environmental and other liabilities and other factors. These assessments are necessarily inexact. As a result, we may not recover the purchase price of a property from the sale of production from that property or recognize an acceptable return from such sales. The risks normally associated with acquisitions are heightened in the current environment, as market prices of oil and natural gas properties are generally high compared to historical norms and could continue to rise. We may not be able to acquire oil and gas properties at commercially reasonable prices, or at all. In addition, we may face greater risks if we acquire properties in areas where we may be less familiar with operating, regulatory and other issues specific to those areas.

We cannot control activities on properties we do not operate. If we are not able to fund required capital expenditures with respect to non-operated properties, it may result in a reduction or forfeiture of our interests in those properties.
      Other companies operated approximately 41% of the pre-tax PV-10 value of our proved reserves as of December 31, 2005, including 97% of the pre-tax PV-10 value of proved reserves attributable to our Longfellow Ranch property. We have limited ability to exercise influence over operations for these properties or their associated costs. Our dependence on the operator and other working interest owners for these projects and our limited ability to influence operations and associated costs could prevent the realization of our targeted returns on capital with respect to exploration, exploitation, development or acquisition activities. The success and timing of exploration, exploitation and development activities on properties operated by others depend upon a number of factors that may be outside our control, including:

•	the timing and amount of capital expenditures;

•	the operator’s expertise and financial resources;

•	approval of other participants in drilling wells; and

•	selection of technology.
      Where we are not the majority owner or operator of a particular oil and natural gas project, we may have no control over the timing or amount of capital expenditures associated with the project. If we are not willing and able to fund required capital expenditures relating to a project when required by the majority owner or operator, our interests in the project may be reduced or forfeited.

Our insurance coverage may not be sufficient. Insufficient insurance coverage and increased insurance costs could adversely impact our results of operations, financial condition or cash flows.
      We have insurance we believe is customary in our industry, including property damage insurance and commercial general liability insurance, each in amounts that we consider appropriate. However, we do not have insurance on 100% of our properties and our insurance policies are subject to certain limits and deductibles as well as policy exclusions. As a result of the losses resulting from the 2005 hurricane season, insurance rates, particularly for properties in the Gulf of Mexico, have increased. We cannot assure you that insurance coverage will be available in the future at current costs or on commercially reasonable terms or that the insurance proceeds received for any loss of or any damage to any of our oil and gas properties will be sufficient to restore the loss or damage without negative impact on our results of operations, financial condition or cash flows.

We are subject to complex laws and regulations, including environmental laws and regulations, that can adversely affect the cost, manner and feasibility of doing business.
      Our operations and facilities are subject to extensive federal, state and local laws and regulations relating to exploration for, and the exploitation, development, production and transportation of, oil and natural gas, including environmental and safety matters. In addition, certain laws impose strict liability for the costs of remediating contamination at properties that we own or operate or where wastes generated by our operations have been disposed, regardless of whether such disposal was lawful at the time that it occurred. Laws and regulations applicable to us include those relating to:

•	land use restrictions where many of our operations are located;

•	drilling bonds and other financial responsibility requirements;

•	spacing of wells;

•	emissions into the air;

•	unitization and pooling of properties;

•	habitat and endangered species protection, reclamation and remediation;

•	the containment and disposal of hazardous substances, oil field waste and other waste materials;

•	the use of underground storage tanks;

•	the use of underground injection wells, which affects the disposal of water and other produced liquids from our wells;

•	safety precautions;

•	the prevention of oil spills;

•	releases of contaminants into the environment;

•	wetlands protection;

•	the closure of exploration and production facilities; and

•	operational reporting requirements.
      Under these laws and regulations, we could be liable for:

•	governmental sanctions, such as fines, penalties, and injunctive relief;

•	property and natural resource damages;

•	releases or discharges of hazardous materials;

•	well reclamation costs;

•	oil spill clean-up costs;

•	other remediation and clean-up costs;

•	plugging and abandonment costs, which may be particularly high in the case of offshore facilities;

•	personal injuries; and

•	other environmental damages.
      Although we believe that we are in substantial compliance with all applicable environmental laws and regulations and that our liabilities are not material, we cannot be certain that existing environmental laws or regulations applicable to our operations, as currently interpreted or reinterpreted in the future, or future laws or regulations, will not harm our business, results of operations and financial condition.

We may be required to write down the carrying value of our properties, which would significantly reduce our income or produce a loss.
      Under full cost accounting rules, we may be required to write down the carrying value of our properties when oil and natural gas prices decrease or when we have substantial downward adjustments of our estimated proved reserves, increases in our estimates of development costs or deterioration in our exploration results. We use the full cost method of accounting for oil and natural gas exploitation, development and exploration activities. Under full cost accounting rules, we perform a “ceiling test.” This test is an impairment test and generally establishes a maximum, or “ceiling,” of the book value of our oil and natural gas properties that is equal to the expected after-tax present value of the future net cash flows from proved reserves, including the effect of cash flow hedges, if any, calculated using prevailing prices on the last day of the relevant period. If the net book value of our properties, reduced by any related net deferred income tax liability, exceeds the ceiling, we write down the book value of the properties by the amount of the excess. Depending on the magnitude of any future impairments, a ceiling test write down could significantly reduce our income or produce a loss. Ceiling test computations use commodity prices prevailing on the last day of the relevant period, making it impossible to predict the timing and magnitude of any future write downs. To the extent our finding and development costs increase, we will become more susceptible to ceiling test write downs in low price environments.

The loss of our president and chief executive officer or other key personnel could adversely affect our business.
      We believe our continued success depends in part on the collective abilities and efforts of Bob G. Alexander, our president and chief executive officer, and other key personnel, including the executive officers listed in “Management — Directors and Executive Officers.” We do not maintain key man life insurance policies. The loss of the services of Mr. Alexander or other key management personnel could have a material adverse effect on our results of operations. Additionally, if we are unable to find, hire and retain needed key personnel in the future, our results of operations could be materially and adversely affected.

Changes in the financial condition of any of our large oil and natural gas purchasers could make it difficult to collect amounts due from those purchasers.
      Some of our oil and natural gas production attributable to non-operated properties is sold to other third party purchasers by the operator of such properties, which then remits our proportionate share of the proceeds to us. Riata Energy, Inc. is the largest single seller of oil and natural gas from our non-operated properties pursuant to such arrangement. For the year ended December 31, 2005, approximately 68% of our oil and natural gas revenues were generated from the following purchasers in the following percentages: Riata, 16%, Plains All American, 13%, Louis Dreyfus, 8%, Duke Energy, 15%, Crosstex Energy Services, Inc., 7% and Seminole Energy Services, 9%. A material adverse change in the financial condition of any of our largest purchasers could adversely impact our future revenues and our ability to collect current accounts receivable from such purchasers. Additionally, the loss of any of these purchasers could have an adverse impact on our revenues. Accounts receivable allowance for bad debt totaled approximately $0.2 million at December 31, 2005.

Threatened or actual terrorist activity could adversely affect our business.
      The continued threat of terrorism and the impact of military or other government action in response to that threat have led to and will likely lead to increased volatility in prices for oil and natural gas and could affect the markets for the oil and natural gas we produce. Further, the U.S. government has issued public warnings that indicate that energy assets might be specific targets of terrorist organizations. Oil and natural gas production facilities, transportation systems and storage facilities could be direct targets of terrorist activities, and our operations would be adversely affected if infrastructure integral to our operations was destroyed or damaged. In addition, an attack on one or more of our gas production facilities, transportations systems, and storage facilities could cause a release of oil into the environment that would necessitate cleanup. Although we have not historically sought or maintained terrorism insurance, we may not be able to obtain insurance coverage at prices that we consider reasonable or at all. These developments could subject our operations to increased risk and could have a material adverse affect on our business and financial condition and results. In addition, new laws or regulations could be passed requiring us to take steps to reduce the risk of terrorist attacks. The costs of implementing measures to reduce the risk of terrorist attack could adversely affect our business.
Risks Related to our Structure

As a holding company, we are dependent on our subsidiary, NEG Oil & Gas, for revenues and cash needed to pay our taxes and other expenses.
      We are a holding company and our sole material asset is our equity interest in NEG Oil & Gas. We will depend on payments under our management agreement with NEG Oil & Gas and distributions to generate revenues. However, NEG Oil & Gas and its subsidiaries are separate and distinct legal entities and covenants contained in NEG Oil & Gas’ financing arrangements either directly restrict distributions to members or, in the case of financial covenants, could have the effect of preventing distributions, even if distributions otherwise would be permitted. As a member of NEG Oil & Gas, we will incur income taxes attributable to net taxable income and certain other items allocated to us from, or as a result of the operations of, NEG Oil & Gas. The operating agreement of NEG Oil & Gas requires certain distributions (to the extent cash is available and consistent with limitations by financing arrangements and other legal limitations) which are intended to provide us with adequate cash to pay our taxes. However, there can be no assurance that such distributions will in fact be adequate. To the extent we need funds to pay taxes or for any other purpose, including the costs associated with being a public company, which can be quite substantial, and NEG Oil & Gas is unable to provide such funds to us, we would not be able to pay these obligations in a timely manner, if at all.

NEG Oil & Gas is highly leveraged. If NEG Oil & Gas were to default under its indebtedness and become unable to make payments to us under the management agreement, we may become unable to fund our operations.
      Our managing membership interest in NEG Oil & Gas is our sole material asset. We will depend on payments to us by NEG Oil & Gas under a management agreement to fund our operations. The terms of the indebtedness of NEG Oil & Gas specifically provide for payments to us by NEG Oil & Gas under the management agreement. However, NEG Oil & Gas is highly leveraged. If NEG Oil & Gas were to default under its indebtedness, its lenders and the holders of its debt securities could seek to stop payments to us under the management agreement.

All of the proceeds from this offering will be used to repay debt, including debt owed to AREP, and none of these proceeds will be used to further invest in our business.
      We estimate that the gross proceeds from this offering, based on an initial public offering price of $                     per share, the midpoint of the range set forth on the cover of this prospectus, will be approximately $                     million, or approximately $                     million if the underwriters exercise their option to purchase additional shares in full. We will contribute the gross proceeds to NEG Oil & Gas in consideration of a not less than 51% managing membership interest. NEG Oil & Gas will pay the expenses of this offering, including underwriting discounts, from the gross proceeds that it receives.
      The proceeds of this offering received by NEG Oil & Gas from the purchase by us of a not less than 51% managing membership interest in NEG Oil & Gas, after the payment by it of the estimated fees and expenses of this offering, together with the net proceeds of the concurrent senior notes offering, will be used by it to repay debt, including debt to AREP. We do not anticipate that any of these proceeds will be used to further invest in our business.

We were formed in December 2005 and cannot provide meaningful predictions about future performance due to a lack of historical operating or financial information.
      We were formed in December 2005. Our management and technical team, many of whom have been with National Energy Group for more than five years, have managed the day-to-day operations of the oil and gas assets of each of NEGO, National Onshore and National Offshore since their acquisition by affiliates of Mr. Icahn beginning in 2000. However, we have not previously operated or reported as a consolidated entity and this may affect our future operations and results.

We may become subject to the Investment Company Act of 1940, which could make it impractical for us to continue our business as currently conducted.
      We do not believe that we are an “investment company” under the Investment Company Act of 1940, as amended. Because we, as managing member, control NEG Oil & Gas, we believe our interest in NEG Oil & Gas is not an “investment security” as that term is used in the Investment Company Act. If we were to cease participation in the management of NEG Oil & Gas, our interest in it could be deemed an “investment security” for purposes of the Investment Company Act. Generally, a person is an “investment company” if it owns investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items). Following this offering, our sole material asset will be our equity interest in NEG Oil & Gas. A determination that this interest is an investment security could result in our being an investment company under the Investment Company Act and becoming subject to the registration and other requirements of the Investment Company Act. We and NEG Oil & Gas intend to conduct our operations so that we are not deemed to be an investment company under the Investment Company Act. However, if anything were to happen which would cause us to be deemed to be an investment company under the Investment Company Act, restrictions imposed by the Investment Company Act, including limitations on our capital structure and our ability to transact with affiliates, could make it impractical for us to continue our business as currently conducted and could have a material adverse effect on our business and the business of NEG Oil & Gas.

We may be required to account for our investment in NEG Oil & Gas under the equity method in the future. The presentation of our investment in NEG Oil & Gas under the equity method could be viewed disfavorably by investors and adversely affect the market for our common stock.
      At the closing of this offering, we believe NEG Oil & Gas will not be a variable interest entity, or VIE, as defined in Financial Accounting Standards Board Interpretation 46 (revised December 2003) “Consolidation of Variable Interest Entities,” or FIN 46 R. Accordingly, we will consolidate NEG Oil & Gas in our financial statements. In accordance with FIN 46 R, the partial conversion of AREP’s membership interest in NEG Oil & Gas, certain other equity transactions, changes in the governing documents of NEG Oil & Gas or certain transactions among AREP, NEG Oil & Gas and us may result in a redetermination of the status of NEG Oil & Gas as a VIE. If it is determined that NEG Oil & Gas is a VIE and we are deemed not to be the primary beneficiary, as defined by FIN 46 R, we will be required to account for our investment in NEG Oil & Gas under the equity method in future periods, rather than presenting financial statements that consolidate NEG Oil & Gas’ operating results, financial condition and cash flows with ours. The presentation of our investment in NEG Oil & Gas under the equity method could be viewed disfavorably by investors and adversely affect the market for our common stock.

We have a substantial amount of indebtedness which may adversely affect our cash flow and our ability to operate our business, remain in compliance with debt covenants and make payments on our debt.
      As of March 31, 2006, we had total debt, including intercompany advances, of approximately $302.0 million. We will have approximately $177.0 million of indebtedness upon the completion of this offering and approximately $377.0 million of indebtedness if NEG Oil & Gas completes the concurrent offering of senior notes.
      Our level of debt could have important consequences, including the following:

•	it may be more difficult for us to satisfy our obligations with respect to our indebtedness, and any failure to comply with the obligations of any of our debt agreements, including financial and other restrictive covenants, could result in an event of default under the agreements governing our other indebtedness;

•	we may have difficulty borrowing money in the future for acquisitions, capital expenditures or to meet our operating expenses or other general corporate obligations;

•	the amount of our interest expense may increase because certain of our borrowings are at variable rates of interest;

•	we will need to use a substantial portion of our cash flows to pay principal and interest on our debt, which will reduce the amount of money we have for operations, working capital, capital expenditures, expansion, acquisitions or general corporate or other business activities;

•	we may have a higher level of debt than some of our competitors, which may put us at a competitive disadvantage;

•	we may be more vulnerable to economic downturns and adverse developments in our industry or the economy in general, especially declines in oil and natural gas prices; and

•	our debt level could limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate.
      Our ability to meet our expenses and debt obligations will depend on our future performance, which will be affected by financial, business, economic, regulatory and other factors. We will be unable to control many of these factors, such as economic conditions and governmental regulation. We cannot be certain that our earnings will be sufficient to allow us to pay the principal and interest on our debt and meet our other obligations. If we do not have enough money to service our debt, we may be required, but unable, to refinance all or part of our existing debt, sell assets, borrow more money or raise equity on terms that may not be acceptable to us, if available at all. Further, failing to comply with the financial and other restrictive covenants in our revolving credit facility and the indenture governing our senior notes could result in an event of default, which could adversely affect our business, financial condition and results of operations.

We may incur substantially more debt, which may intensify the risks described above, including our ability to service our indebtedness.
      Together with our subsidiaries, we may incur substantially more debt in the future in connection with our acquisition, development, exploitation and exploration of oil and natural gas producing properties. Since we are a holding company, we currently anticipate that any debt we incur would be obligations of NEG Oil & Gas or one of our other subsidiaries. The existing and anticipated indebtedness of NEG Oil & Gas contains significant restrictions on distributions and other payments to and transactions with us that, at this time, effectively limit the ability to incur debt at the holding company, or NEG, level. While NEG Oil & Gas’ agreements contain restrictions on its ability to incur additional indebtedness and to make distributions and other payments to us, these restrictions are subject to a number of qualifications and exceptions. Under certain circumstances, additional indebtedness incurred in compliance with these restrictions could be substantial. To the extent new indebtedness is added to current indebtedness levels, the risks described above could substantially increase.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control, and any failure to meet our debt obligations could harm our business, financial condition and results of operations.
      Our and our subsidiaries’ ability to make payments on and to refinance our indebtedness, including NEG Oil & Gas’ senior notes and loans under its revolving credit facility, and to fund planned capital expenditures will depend on our ability to generate cash from operations in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control, including the prices that we receive for oil and natural gas.
      Our business may not generate sufficient cash flow from operations and future borrowings may not be available to us in an amount sufficient to enable us to pay our indebtedness, including our senior notes and loans under our revolving credit facility, or to fund our other liquidity needs. If our cash flow and capital resources are not sufficient to fund our debt obligations, we may be forced to sell assets, seek additional equity or debt capital or restructure our debt. The sale of assets could reduce borrowing availability under our revolving credit facility. None of these remedies may, if necessary, be effected on commercially reasonable terms, or at all.
Risks Related to Our Relationship With Our Parent

AREP controls the direction of our business. The voting rights of the different classes of our common stock and certain corporate governance arrangements will prevent you and other stockholders from influencing significant corporate decisions.
      We have two classes of common stock:

•	common stock, which entitles the holder to one vote per share on all matters submitted to our stockholders; and

•	class B common stock, which initially will be held by AREP, and entitles the holder to such number of votes equal to (1) the total number of shares of common stock from time to time issuable upon conversion of all membership interests of NEG Oil & Gas held by the holder at the close of business on the date for the vote on the matter in question divided by (2) the number of shares of class B common stock held by the holder.

      Following completion of this offering, AREP initially will own the only share of our class B common stock, which will collectively represent approximately   % of the combined voting power of our outstanding common stock (or   % if the underwriters exercise in full their option to purchase additional shares). Given its voting interest, AREP may be able to control the outcome of all matters submitted to our stockholders for approval, including the election of directors. Accordingly, either in its capacity as a stockholder or through its ability to elect our board of directors, AREP may be able to control all key decisions regarding our company, including mergers or other business combinations and acquisitions, dispositions of assets, future issuances of our common stock or other securities, the incurrence of debt by us, the payment of dividends on our common stock, including the frequency and the amount of dividends that would be payable on our common stock, and amendments to our certificate of incorporation and bylaws. In addition, because we will be the managing member of NEG Oil & Gas, through its control of us, AREP may be able to control all strategic, business and financing decisions concerning NEG Oil & Gas. Further, as long as AREP continues to beneficially own shares representing at least a majority of the votes entitled to be cast by the holders of our outstanding voting stock, it may take actions required to be taken at a meeting of stockholders without a meeting or a vote and without prior notice to holders of our common stock. AREP’s controlling interest may discourage a change of control that the holders of our common stock may favor. AREP may seek to cause us to take courses of action that, in its judgment, could enhance its investment in us and NEG Oil & Gas, but which might involve risks to holders of our common stock or adversely affect us or other investors. This in turn may have an adverse affect on the market price of our common stock. Conversely, if AREP sells or transfers its class B common stock, it could be deemed a change of control and trigger an event of default under NEG Oil & Gas’ revolving credit facility and require that NEG Oil & Gas offer to repurchase its senior notes. In such event, it may not be able to repay such indebtedness.

The interests of AREP and its affiliates may conflict with the interests of our other stockholders.
      AREP owns and controls and has an interest in a wide array of companies, as does Mr. Icahn and entities affiliated with him. As a result, AREP’s interests may not always be consistent with our interests or the interests of our other stockholders. AREP and its affiliates, any other person in which AREP or any such affiliate has any direct or indirect voting or economic interest, or any director, officer, member, partner, stockholder or employee of any of them, may pursue acquisitions or business opportunities that may be complementary to our business. Our certificate of incorporation will allow AREP, its affiliates, any other person in which AREP or any such affiliate has any direct or indirect voting or economic interest, and any director, officer, member, partner stockholder or employee of AREP, any entities controlled by AREP or any other person in which AREP or any such affiliate has any direct or indirect voting interest, to engage directly or indirectly in the same or similar business activities or lines of business as we do and that might be in direct or indirect competition with us. If any of them acquires knowledge of a potential transaction or matter that may be a corporate opportunity for any of them and us, none of them has a duty to communicate or offer such corporate opportunity to us, and any of them may take advantage of such corporate opportunities or to direct such corporate opportunities to another person or entity without first presenting such opportunities to us, unless such opportunities are expressly offered to any such party solely in, and as a direct result of, his or her capacity as our director, officer or employee. As a result, corporate opportunities that may benefit us may not be available to us in a timely manner, or at all. To the extent that conflicts of interest may arise between us and AREP and its affiliates, those conflicts may be resolved in a manner adverse to us or to you or other holders of our securities.

We are a “controlled company” within the meaning of the rules of the New York Stock Exchange and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements.
      Upon completion of the offering, AREP will continue to control a majority of the voting power of our stock. As a result, we will be a “controlled company” within the meaning of the NYSE corporate governance standards. Under these rules, a company of which more than 50% of the voting power is held by an individual, a group or another company is a “controlled company” and is exempt from certain corporate governance requirements of the NYSE, including (1) the requirement that a majority of the board of directors consist of independent directors and (2) the requirements that we have nominating/corporate governance and compensation committees that are composed entirely of independent directors. Following this offering, we intend to rely on these exemptions. As a result, we will not have a majority of independent directors and we will not have a nominating and corporate governance committee or a compensation committee. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE.

Following this offering, AREP will not have any obligation to provide any financing to us and we will not have access to AREP’s borrowing capacity, cash flow or assets. We may not be able to raise additional funds when needed for our business or to exploit opportunities.
      To date, AREP has been a primary source of financing for NEG Oil & Gas. Following completion of this offering, AREP will have no obligation to provide any financing to us or NEG Oil & Gas and we will not have access to the borrowing capacity, cash flow or assets of AREP. Our and NEG Oil & Gas’ future liquidity and capital requirements will depend upon numerous factors, some of which are outside our and its control, including the future development of the markets in which we participate. We and NEG Oil & Gas may need to raise additional funds to support expansion, develop new or enhanced services, respond to competitive pressures, acquire complementary businesses or take advantage of unanticipated opportunities. If our and NEG Oil & Gas’ capital resources are not sufficient to satisfy our liquidity needs, we or NEG Oil & Gas may seek to sell additional equity or debt securities or obtain other debt financing. The sale of additional equity would result in additional dilution to our stockholders. The sale of debt would result in increased expenses and could result in covenants that would restrict our operations or the operations of NEG Oil & Gas, as well as the ability of NEG Oil & Gas to make payments, including dividends, distributions and loans to us. We have not made arrangements to obtain additional financing and may not be able to obtain additional financing, if required, in amounts or on terms acceptable to us, or at all.

We may be prevented from issuing stock to raise capital, to effectuate acquisitions or to provide equity incentives to members of our management and board of directors.
      If we issue additional shares of our common stock, it would reduce AREP’s share of the voting power. This may be detrimental to AREP which, to the extent that it exercises control over key decisions by us, may seek to prevent us from issuing additional equity securities to raise capital, to effectuate acquisitions or to provide management, employee or director equity incentives.

AREP will have the right to maintain its economic and voting interest in NEG Oil & Gas and us. AREP may use this to maintain its control over us.
      AREP will have the option to purchase membership units from NEG Oil & Gas or shares of our stock or securities exchangeable for, or convertible into, our common stock on the same terms as they are being issued to third parties. The option will be exercisable upon issuance by us of additional shares of common stock or securities exchangeable for or convertible into our common stock and will be for such number of shares of our common stock, NEG Oil & Gas membership units or other securities such that the total percentage voting power of AREP in us (including votes attributable to the class B common stock) upon completion of the issuances is not less than AREP’s voting power immediately preceding any such issuance. AREP may use the option to continue its control over us.

We will be required to pay AREP for most of the tax benefits we may claim as a result of any tax basis step-up we receive in connection with subsequent exchanges of membership units in NEG Oil & Gas after this offering, and will also be required to pay AREP for certain additional anticipated tax benefits. Under certain circumstances, we could make payments to AREP in excess of our actual cash tax savings.
      AREP will be able to exchange its membership units of NEG Oil & Gas for shares of our common stock. The exchanges may result in increases in the tax basis of the tangible and intangible assets of NEG Oil & Gas attributable to the interest in NEG Oil & Gas that we acquire as a result of the exchange that otherwise would not have been available.
      We will enter into a tax agreement with AREP that will provide for the payment by us to AREP of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we realize as a result of these increases in tax basis and of tax benefits attributable to payments under the tax agreement. While the actual amount and timing of any payments under this agreement will vary depending upon a number of factors, including the timing of exchanges, the extent to which the exchanges are taxable and the amount and timing of our income for tax purposes, we expect that, as a result of the size of the increases in the tax basis of the tangible and intangible assets of NEG Oil & Gas attributable to our acquisition of any substantial interest in NEG Oil & Gas pursuant to an exchange by AREP, the payments that we may make to AREP during the expected term of the tax agreement could be substantial. If AREP’s exchangeable membership units had been effectively exchanged in a taxable transaction for common stock at the time of the closing of this offering, the net increase in the tax basis attributable to our interest in NEG Oil & Gas would have been approximately $                    , assuming an initial offering price of $                    per share of common stock, the midpoint of the range set forth on the cover of this prospectus. Our ability to achieve tax benefits from any such increase, and the amount of any payments to be made under this agreement, will depend upon a number of factors, including the ability to claim deductions for depletion, depreciation or amortization, the timing or amount of our future income, and the extent to which properties to which such basis increase relates are sold.
      If the IRS successfully challenges all or part of the tax basis increase or the depletion, depreciation or amortization deduction attributable to such basis increase, any subsequent payments we are required to make under the tax agreement will be reduced accordingly. However, under no circumstances will we receive any reimbursements from AREP of amounts previously paid by us under the tax agreement. As a result, under certain circumstances, we could make payments to AREP in excess, and possibly substantially in excess, of our actual cash tax savings.
      In addition to payments which we may be required to make under the tax agreement as a result of future exchanges by AREP of its membership units for shares of our common stock, we will also be obligated to AREP on a promissory note in the principal amount of $                    . This amount has been calculated to approximate 85% of the present value of the future anticipated tax benefits to us (based on certain assumptions) from certain other transactions among us, AREP and NEG Oil & Gas substantially concurrent with the closing of the offering. If those anticipated tax benefits are not available to us in accordance with those assumptions, we will nonetheless be obligated to make payments to AREP in accordance with the terms of the note.
Risks Related to our Common Stock and this Offering

We cannot assure you that a market will develop for our common stock or what the price of our common stock will be. You may not be able to sell your shares above the initial public offering price.
      Before this offering, there was no public trading market for our common stock, and we cannot assure you that an active trading market for our common stock will develop or be sustained after this offering on the NYSE or otherwise or how liquid that market might become. The initial public offering price will be determined by negotiations between the underwriters and us, and may bear no relationship to the price at which the common stock will trade upon completion of this offering. You may not be able to resell your shares above the initial public offering price and may suffer a loss on your investment.

Our stock price may be volatile and your investment in our common stock could suffer a decline in value.
      Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our common stock in spite of our operating performance. In addition, our operating results could be below the expectations of public market analysts and investors, and in response, the market price of our common stock could decrease significantly. Accordingly, you may be unable to resell your shares of our common stock at or above the initial public offering price. Some companies that have had volatile market prices for their securities have had securities class action suits filed against them. If a suit were to be filed against us, regardless of the outcome, it could result in substantial costs and a diversion of management’s attention and resources. This could have a material adverse effect on our business, results of operations and financial condition.
      Our common stock price may also fluctuate in response to a number of other events, including:

•	future announcements concerning our business;

•	actions of competitors;

•	market and industry perception of our success, or lack thereof, in pursuing our strategy;

•	changes in government and environmental regulation;

•	actual or anticipated fluctuations in quarterly operating results;

•	changes in financial estimates by us or by any securities analysts who might cover our stock;

•	speculation about our business in the press or the investment community;

•	conditions or trends in our industry or the economy generally;

•	stock market price and volume fluctuations of other publicly traded companies and, in particular, those that are in the oil and gas exploration and production industry;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships or divestitures;

•	capital commitments;

•	additions or departures of key personnel;

•	sales of our common stock and class B common stock, including sales by AREP; and

•	natural disasters, terrorist attacks and acts of war.

      In the past, securities class action litigation has often been instituted against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs to us and divert our management’s attention and resources.

Purchasers in this offering will experience immediate and substantial dilution.
      Prior investors have paid substantially less per share than the price in this offering. The initial public offering price is substantially higher than the pro forma net tangible book value per share of the outstanding common stock immediately after this offering. Pro forma net tangible book value per share as of December 31, 2005 represents the amount of our total tangible assets minus our total liabilities, divided by the                      shares of our common stock that were outstanding on December 31, 2005 on a pro forma basis, giving retroactive effect to our merger with National Energy Group, the concurrent debt offering by NEG Oil & Gas and the exchange of AREP’s membership interest for                     shares of our common stock and assuming that NEG Oil & Gas was our wholly-owned subsidiary. Investors who purchase our common stock in this offering will pay a price per share that exceeds the pro forma net tangible book value per share of our common stock. Investors purchasing our common stock in this offering will incur immediate dilution of $                     per share. Investors who purchase our common stock in this offering will have purchased                     % of the shares outstanding immediately after this offering, but will have paid                     % of the total consideration for those shares. The exercise of outstanding options and future equity issuances at prices below the initial public offering price would result in further dilution to purchasers in this offering.

Future sales of our common stock could reduce our stock price.
      After this offering, AREP will have registration rights with respect to its shares of our common stock and the shares of common stock that it has the right to acquire in exchange for its membership interest in NEG Oil & Gas. Sales by stockholders of substantial amounts of our shares, or the perception that these sales may occur in the future, could materially and adversely affect the market price of our common stock. The shares we are offering for sale in this offering and the shares to be issued to the stockholders of National Energy Group, including AREP and certain of our officers, in the merger, will be freely tradable immediately following this offering. AREP and our executive officers and directors have agreed not to sell their shares, including shares that AREP has the right to acquire upon exchange of all or any part of its membership interest in NEG Oil & Gas, for a period of 180 days after the date of the underwriting agreement. As these restrictions on resale end, the market price of our common stock could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. Upon the closing of this offering, options to purchase                      shares of common stock will be granted under our 2006 equity incentive plan to certain of our officers, employees and directors. These shares will be exercisable at an exercise price equal to the price of the shares issued in this offering. Upon the closing of this offering, we will also have                      shares reserved for issuance of additional options under our 2006 equity incentive plan.

Payment of cash dividends on shares of our common stock is at the discretion of our board of directors.
      We intend to retain all available earnings to fund the operation and expansion of our business. We have no plans to pay dividends on our common stock in the foreseeable future. Any determination related to payments of future dividends will be at the discretion of our board of directors after taking into account various factors that our board of directors deems relevant, including our financial condition, operating results, current and anticipated cash needs, plans for expansion and debt restrictions. In addition, we are dependent on receiving funds from NEG Oil & Gas to pay dividends. NEG Oil & Gas’ revolving credit facility restricts, and the terms of its senior notes will restrict, its ability to make payments, including dividends, distributions and loans to us, limiting our ability to pay dividends.

Some provisions of our charter and bylaws inhibit potential acquisitions and acquisition bids that you may consider favorable.
      Even if AREP were to cease to control a majority of the voting power of our capital stock, our corporate documents contain provisions that may enable our board of directors to resist a change in control of our company, including a change in control considered favorable by you and other stockholders or involving a premium price for our common stock. These provisions include:

•	limitations on persons authorized to call a special meeting of stockholders;

•	limitations on the authority of stockholders to amend our bylaws;

•	the authorization of undesignated preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval;

•	advance notice procedures required for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders; and

•	disproportionate voting rights of class B common stock.
      These provisions could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing or cause us to take other corporate actions you desire.

We will incur increased costs as a result of being a public company.
      As a public company, we will incur significant legal, accounting and other expenses. We will incur costs associated with our public company reporting requirements and recently adopted corporate governance requirements, including requirements under the Sarbanes-Oxley Act and any new rules implemented by the SEC or the NYSE. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. These new rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these new rules. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

Failure by us to achieve and maintain effective internal control over financial reporting in accordance with the rules of the SEC could harm our business and operating results and/or result in a loss of investor confidence in our financial reports, which could have a material adverse effect on our business and stock price.
      We will be required to comply with Section 404 of the Sarbanes-Oxley Act for the year ending December 31, 2007. We cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or of their impact on our operations. Upon completion of this process, we may identify control deficiencies of varying degrees of severity under applicable SEC and Public Company Accounting Oversight Board rules and regulations that remain unremediated. As a public company, we will be required to report, among other things, control deficiencies that constitute a “material weakness” or changes in internal controls that, or that are reasonably likely to, materially affect internal controls over financial reporting. A “material weakness” is a significant deficiency or combination of significant deficiencies that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. If we fail to implement the requirements of Section 404 in a timely manner, we might be subject to sanctions or investigation by regulatory authorities such as the SEC or the NYSE. In addition, failure to comply with Section 404 or the report by us of a material weakness may cause investors to lose confidence in our financial statements, and our stock price may be adversely affected as a result. If we fail to remedy any material weakness, our financial statements may be inaccurate, we may face restricted access to the capital markets and our stock price may be adversely affected.

Affiliates of several of the underwriters of this offering are lenders and/or agents under NEG Oil & Gas’ revolving credit facility, which may present conflicts of interest.
      Citicorp USA, Inc., an affiliate of Citigroup Global Markets Inc., is the administrative agent and Bear Stearns Corporate Lending Inc., an affiliate of Bear, Stearns & Co. Inc., is the syndication agent under NEG Oil & Gas’ revolving credit facility. The amount of outstanding indebtedness owed to these lender affiliates under the revolving credit facility will be reduced with a portion of the net proceeds from this offering, which may result in these underwriters being deemed to have received more than 10% of the net offering proceeds. Accordingly, this offering will be made in accordance with the applicable provisions of Rules 2710(h) and 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc., which requires, among other things, that the initial public offering price be no higher than that recommended by a “qualified independent underwriter.”           is serving as the qualified independent underwriter in connection with this offering.

FORWARD LOOKING STATEMENTS
      This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to our management. The forward looking statements are contained principally in the sections entitled “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Forward-looking statements include, but are not limited to, statements about:

•	our future financial position, including cash flow and anticipated liquidity;

•	amounts and nature of future capital expenditures;

•	acquisitions and other business opportunities;

•	operating costs and other expenses;

•	wells to be drilled or reworked;

•	oil and natural gas prices and demand;

•	exploitation, development and exploration prospects;

•	estimates of proved oil and natural gas reserves;

•	reserve potential;

•	development and infill drilling potential;

•	expansion and other development trends in the oil and natural gas industry;

•	business strategy;

•	production of oil and natural gas;

•	planned asset sales or dispositions; and

•	expansion and growth of our business and operations.
      In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “would,” “expects,” “plans,” “intends,” “anticipates,” “believes,” “estimates,” “projects,” “predicts,” “potential” and similar expressions intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performances, time frames or achievements expressed or implied by the forward-looking statements. Such factors include, among other things, those listed under “Risk Factors” and elsewhere in this prospectus.
      Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements. Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We hereby qualify all of our forward-looking statements by these cautionary statements. The forward-looking statements contained in this prospectus are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended.
      Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

USE OF PROCEEDS
      The gross proceeds from the sale of                      shares of common stock in this offering will be $               million, assuming an offering price of $                     per share, which is the midpoint of the range set forth on the cover page of this prospectus assuming no exercise of the underwriters’ over-allotment option. A $1.00 increase (decrease) in the assumed initial offering price of $                     per share would increase (decrease) the gross proceeds to us from this offering by $                     million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus remains the same.
      We will use the gross proceeds from this offering, including gross proceeds from the exercise, if any, of the over-allotment option, to purchase a managing membership interest in NEG Oil & Gas.
      Set forth below is a table indicating the expected uses by NEG Oil & Gas of such proceeds and the net proceeds from the concurrent senior notes offering:

	(in millions)

Repay a portion of NEG Oil & Gas’ borrowings under
the revolving credit facility		$125.0
Repay debt owed to AREP by National Energy Group, National Onshore and National Offshore, subsidiaries of NEG Oil & Gas		280.2
Pay a distribution to AREP
Pay the fees and expenses of this offering

Total	$

      If there is not a concurrent debt offering of NEG Oil & Gas’ senior notes, the distribution to AREP will be reduced.
      Of the $280.2 million of indebtedness to be repaid by NEG Oil & Gas to AREP, $148.6 million is with respect to the 10 3/4% senior notes due April 1, 2007 issued by National Energy Group. National Energy Group may retire the 10 3/4% senior notes by exchanging them for the right that it owns to receive some or all of the priority distributions from NEG Holding. If National Energy Group exercises this right, then proceeds allocated to the repayment of the 10 3/4 % senior notes will be used to redeem the right to receive priority distributions from NEG Holding. The balance, approximately $96.4 million, were term loans to TransTexas and Panaco, predecessors of National Onshore and National Offshore, that mature in August 2008 and September 2011, respectively, and debt related to derivative contracts. The TransTexas note bears interest at the rate of 10% per annum. The Panaco note bears interest at a floating rate equal to the LIBOR daily floating rate plus 4%.
      The amounts repaid under NEG Oil & Gas’ revolving credit facility will be available to be reborrowed, subject to compliance with the terms of the revolving credit facility. At March 31, 2006, there were outstanding borrowings under the facility of $300.0 million, bearing interest at a rate of 6.44% per annum. Currently, NEG Oil & Gas may borrow up to $335.0 million under the facility. The amount available to be borrowed is adjusted semi-annually, based upon the oil and gas properties of NEG Oil & Gas and its subsidiaries and the reserves and production related to these properties. The revolving credit facility has a term of five years and all amounts will be due and payable on December 20, 2010. Borrowings under the facility were used to refinance borrowings by NEGO under a revolving credit facility, to repay loans of $85.0 million by AREP to National Onshore incurred to acquire the Minden Field properties and to pay a distribution in the amount of $78.0 million to AREP.

      Any debt owed by NEG Oil & Gas to AREP outstanding after the application of the proceeds of this offering and the concurrent debt offering will be canceled.
      The distribution to AREP’s subsidiary and the repayment of the debt of NEG Oil & Gas’ subsidiaries with the proceeds of this offering will allow AREP to realize a part of its investment in its oil and gas interests. The cancellation of the debt distributed to AREP’s subsidiary, to the extent not paid with offering proceeds, will reduce NEG Oil & Gas’ indebtedness. We do not believe NEG Oil & Gas’ distribution to AREP will materially adversely affect our financial condition.
      Certain affiliates of the underwriters to this offering are lenders under NEG Oil & Gas’ revolving credit facility. Citicorp USA, Inc., an affiliate of Citigroup Global Markets Inc., is the administrative agent and a lender under the NEG Oil & Gas revolving credit facility. In addition, Citicorp USA, Inc. is the administrative agent under NEGO’s revolving credit facility. Bear Stearns Corporate Lending Inc., an affiliate of Bear, Stearns & Co. Inc., is the syndication agent under the NEG Oil & Gas revolving credit facility. NEG Oil & Gas intends to repay $125.0 million of the amount outstanding under its revolving credit facility with a portion of the net proceeds it receives from this offering, of which approximately $               million will reduce the indebtedness outstanding to such affiliates in the aggregate. See “Underwriting.”

DIVIDEND POLICY
      We currently have no plans to pay dividends on our common stock in the foreseeable future. Payment of future dividends, if any, will be at the discretion of our board of directors and will depend on our financial condition, results of operations, general business condition, restrictions contained in current or future debt agreements and other factors our board of directors deems relevant. The terms of the NEG Oil & Gas revolving credit facility restrict, and the terms of its senior notes will restrict, its ability to make payments, including dividends, distributions and loans to us, limiting our ability to pay dividends. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Description of Indebtedness” for a description of these limitations on dividends and other payments.
      Since December 2005, NEG Oil & Gas has paid AREP distributions of an aggregate of $80.0 million ($78.0 million was paid in December 2005 upon closing the NEG Oil & Gas Senior secured revolving credit facility and $2.0 million was paid in January 2006). NEG Oil & Gas will pay AREP an additional distribution of $               million upon the closing of this offering, or $     million if the concurrent offering of senior notes is completed.

DILUTION
      If you invest in our common stock, your investment will be diluted immediately to the extent of the difference between the initial public offering price of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering. Our net tangible book value as of March 31, 2006, on a pro forma basis, giving retroactive effect to (1) the merger, and (2) the offering of NEG Oil & Gas of senior notes and assuming (x) that NEG Oil & Gas was our wholly owned subsidiary and (y) the exchange of AREP’s membership interest in, or assets of, NEG Oil & Gas for                      shares of our common stock, was $           million, or $           per share of common stock. Our pro forma net tangible book value per share represents our total tangible assets less total liabilities, divided by the number of shares of our common stock outstanding on March 31, 2006. After giving effect to the sale of shares of common stock offered by this prospectus at an assumed initial public offering price of $           per share, the mid-point of the range on the front cover of this prospectus, and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses with respect to the offering of shares of common stock, our pro forma as adjusted net tangible book value as of March 31, 2006 would have been approximately $           million, or $           per share of common stock. This amount represents an immediate increase in pro forma net tangible book value of $           per share to our existing stockholders, and an immediate dilution of $           per share to new investors purchasing shares of our common stock in this offering. The following table illustrates this dilution:

Assumed initial public offering price per share	$
Pro forma net tangible book value per share at March 31, 2006
Increase in net tangible book value per share attributable to this offering	$

Pro forma as adjusted net tangible book value per share after the offering	$

Dilution of net tangible book value per share to new investors	$

      A $1.00 increase (decrease) in the assumed initial offering price of $           per share would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by $           per share and the dilution in pro forma net tangible book value per share to new investors in this offering by $           per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses.
      The following table sets forth, on a pro forma as adjusted basis, as of March 31, 2006, the differences between the number of shares of common stock purchased from us, the total consideration paid, and the average price per share paid by existing stockholders, assuming the exchange of AREP’s membership interest in, or assets of, NEG Oil & Gas for                      shares of common stock and including the former stockholders of National Energy Group, and new investors purchasing shares of our common stock in this offering, before deducting underwriting discounts and commissions and estimated expenses at an assumed initial public offering price of $               per share, the mid-point of the range on the front cover of this prospectus.

	Shares Purchased			Total Consideration			Average
Price per
	Number	Percent		Amount	Percent		Share

Existing stockholders			%	$		%	$
New investors			%			%

Total		100%		$	100%		$

      If the underwriters exercise their over-allotment option in full, the percentage of shares of common stock held by existing stockholders will decrease to approximately      % of the total number of shares of our common stock outstanding after this offering, and the number of shares held by new investors will be increased to           , or approximately           % of the total number of shares of our common stock outstanding after this offering.
      The tables above exclude:
                           shares reserved for issuance upon the exercise of options granted under our 2006 equity incentive plan, none of which are currently outstanding.
      The exercise of options, all of which have an exercise price equal to the assumed initial public offering price, would not immediately increase the dilution to new investors.

CAPITALIZATION
      The following table sets forth our capitalization as of March 31, 2006:

(1) on an actual basis;

(2) on a pro forma basis to give effect to: (i) the merger; (ii) the sale of shares of our common stock at an assumed initial offering price of $ per share, the midpoint of the range set forth on the cover of this prospectus, resulting in the receipt of $ million in gross proceeds from the offering; (iii) our acquisition of a not less than 51% managing membership interest in NEG Oil & Gas; (iv) the application by NEG Oil & Gas of the proceeds, including to pay underwriting discounts and the expenses of this offering, estimated to aggregate $ million and (v) the issuance of common stock upon the exchange by AREP of a portion of its membership interest in, or assets of, NEG Oil & Gas; and

(3) on an adjusted pro forma basis to give effect to (i) the transactions described in (2); (ii) the offering by NEG Oil & Gas of the senior notes resulting in the receipt of an estimated $ million in net proceeds from that offering; and (iii) the application by NEG Oil & Gas of the net proceeds of the concurrent debt offering.
      This table should be read in conjunction with our financial statements and the notes thereto, “ProForma Combined Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus.

	As of March 31, 2006 (unaudited)

			Adjusted
	Actual	Pro Forma	Pro Forma

	(in thousands)
Cash and cash equivalents	$64,678	$64,678	$64,678

Debt, including capital leases and current maturities:
Credit facility(1)	300,000	175,000	175,000
Current portion of notes payable	1,996	1,996	1,996
Senior notes	—	—	200,000

Total debt	301,996	176,996	376,996

Minority interest	—	329,475	234,415
Stockholders’ equity:
Common stock, $.01 par value; shares issued and outstanding actual and shares issued and outstanding pro forma and adjusted pro forma
Additional paid-in capital
Retained earnings

Total equity	507,456	342,921	243,981

Total capitalization	$809,452	$849,392	$855,392

(1)	Represents borrowings under the credit facility.
      A $1.00 increase (decrease) in the assumed initial offering price of $                     per share would increase (decrease) our cash, additional paid-in capital, total stockholders’ equity and total capitalization by $                    , except that, if all proceeds remaining after the repayment of debt are used for distributions to AREP, an increase (decrease) in the initial offering price will not have any effect on any of cash, paid-in capital, stockholders’ equity or capitalization.

UNAUDITED PRO FORMA COMBINED FINANCIAL DATA
      The unaudited pro forma condensed combined financial statement information set forth below is presented to reflect the pro forma effects to NEG and NEG Oil & Gas historical financial statements of the following transactions as if they occurred on the dates indicated as discussed below:
Pro Forma Assumptions:

•	the distribution by NEG Oil & Gas of approximately $280.2 million principal amount of its subsidiaries’ debt to AREP;

•	the merger with National Energy Group;

•	the exchange by AREP of a portion of its interest in, or assets of, NEG Oil & Gas for shares of our common stock such that we will own 51% and AREP will own 49% of NEG Oil & Gas, respectively;

•	this offering, the acquisition of our interest in NEG Oil & Gas with the gross proceeds of this offering and the use by NEG Oil & Gas of those proceeds together with net proceeds of the proposed senior notes offering to repay a portion of NEG Oil & Gas’ borrowings under its revolving credit facility, repay debt owed to AREP, pay a distribution to AREP and pay the expenses of this offering; and

•	an equity contribution by AREP to NEG Oil & Gas of approximately $35.2 million of NEG Oil & Gas subsidiary debt.

Additional Adjusted Pro Forma Assumption:

•	proposed issuance by NEG Oil & Gas of the senior notes.
      The unaudited pro forma condensed combined balance sheet has been prepared as if the transactions had occurred on March 31, 2006. The unaudited pro forma condensed combined balance sheet as of March 31, 2006 gives effect to the unaudited pro forma adjustments necessary to account for the proposed offering of common stock, the proposed merger with National Energy Group and the proposed issuance of senior notes.
      The unaudited pro forma combined statement of operations for the year ended December 31, 2005 and for the three months ended March 31, 2006 have been prepared as if the transactions occurred on January 1, 2005. The pro forma combined statement of operations gives effect to the unaudited pro forma adjustments necessary to account for the acquisition of Minden Field, the revolving credit facility, the proposed offering of common stock, the proposed merger with National Energy Group and the proposed issuance of senior notes.
      The unaudited pro forma condensed balance sheet and the unaudited pro forma statements of operations information is based on, and should be read together with, NEG and NEG Oil & Gas’ combined financial statements as of March 31, 2006 and for the three months ended March 31, 2006 and the year ended December 31, 2005 included elsewhere in this prospectus.
      For purposes of the pro forma presentation, we have assumed that, if the senior notes offering occurs, the net proceeds of that offering will be used to pay a distribution to AREP and the net proceeds of this offering will be used to pay debt (including debt owed by our subsidiaries to a subsidiary of AREP). The presentation further assumes that, if the senior notes offering does not occur, AREP will contribute (or cause its subsidiary to contribute) to NEG Oil & Gas debt owed to a subsidiary of AREP, to the extent that the net proceeds of this offering are not sufficient to pay all of that debt. If the senior notes offering does occur, the proceeds of both offerings, in the aggregate, will be applied to pay indebtedness, as described above, and to make a distribution to AREP, but the net proceeds of each offering will not necessarily be traceable to the specific use that was assumed for purposes of the pro forma presentation. It is also possible, depending on the net proceeds of the offerings, that the distribution to AREP could be less than is assumed for purposes of the presentation.

NEG, INC. AND NEG OIL & GAS LLC
UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
March 31, 2006
(In thousands)

			Merger
	NEG and		and
	NEG Oil & Gas	Transactions	Equity		Senior Notes	Adjusted
	(historical)	with Affiliates(1)	Offering(2)	Pro Forma	Offering(3)	Pro Forma

ASSETS
Current assets:
Cash and cash equivalents	$64,678	$—	$—	$64,678	$—	$64,678
Accounts receivable, net	40,928	—	—	40,928	—	40,928
Other	14,466	—	—	14,466	750	15,216

Total current assets	120,072	—	—	120,072	750	120,822

Net oil and gas properties and other property and
equipment	769,231	—	—	769,231	—	769,231
Restricted deposits	26,579	—	—	26,579	—	26,579
Goodwill	—	—	39,940	39,940	—	39,940
Deferred tax asset, net	11,361	—	—	11,361	—	11,361
Other assets	6,136	—	—	6,136	5,250	11,386

Total assets	$933,379	$—	$39,940	$973,319	$6,000	$979,319

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable, accrued expenses and other	$31,981	$—	$—	$31,981	$—	$31,981
Current portion of long term debt	1,996	—	—	1,996	—	1,996
Derivative financial instruments	35,589	—	—	35,589	—	35,589

Total current liabilities	69,566	—	—	69,566	—	69,566

Credit facility	300,000	—	(125,000)	175,000	—	175,000
Advance from affiliates	—	280,200	(280,200)	—	—	—
Senior notes	—	—	—	—	200,000	200,000
Derivative financial instruments	13,090	—	—	13,090	—	13,090
Other liabilities	1,358	—	—	1,358	—	1,358
Asset retirement obligation	41,909	—	—	41,909	—	41,909
Minority interest (held by AREP)	—	—	329,475	329,475	(95,060)	234,415

Total liabilities	425,923	280,200	(75,725)	630,398	104,940	735,338

Total equity	507,456	(280,200)	115,665	342,921	(98,940)	243,981

Total liabilities and stockholder’s equity	$933,379	$—	$39,940	$973,319	$6,000	$979,319

NEG, INC. AND NEG OIL & GAS LLC
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
For the Year Ended December 31, 2005
(In thousands)

		Merger
	NEG and	and
	NEG Oil	Equity		Senior Notes	Adjusted
	& Gas	Offering(4)	Pro Forma	Offering(5)	Pro Forma

	(historical)
Revenues:
Oil and gas sales — gross	$261,398	$—	$261,398	$—	$261,398
Unrealized derivative losses	(69,254)	—	(69,254)	—	(69,254)

Oil and gas revenues — net	192,144	—	192,144	—	192,144
Plant operations	6,711	—	6,711	—	6,711

Total revenue	198,855	—	198,855	—	198,855

Costs and expenses:
Lease operating	27,057	—	27,057	—	27,057
Gathering, transportation costs and production taxes	24,724	—	24,724	—	24,724
Depreciation, depletion and amortization	91,100	—	91,100	—	91,100
Accretion of asset retirement obligation	3,019	—	3,019	—	3,019
General and administrative	15,433	—	15,433	—	15,433

Total costs and expenses	161,333	—	161,333	—	161,333
Operating income	37,522	—	37,522	—	37,522
Net interest (expense) income	(17,327)	11,257	(6,070)	(15,750)	(21,820)
Other	(1,109)	—	(1,109)	—	(1,109)
Gain on sale of equity investment	5,512	—	5,512	—	5,512

Income (loss) before income taxes	24,598	11,257	35,855	(15,750)	20,105
Income tax (expense) benefit	(1,920)	(5,774)	(7,694)	2,811	(4,883)

Income (loss) before minority interest	22,678	5,483	28,161	(12,939)	15,222
Minority interest (held by AREP)	—	(16,628)	(16,628)	7,718	(8,910)

Net income (loss)	$22,678	$(11,145)	$11,533	$(5,221)	$6,312

Basic and diluted income per share:
Total basic and diluted income per share

Basic and diluted weighted average number of shares outstanding, basic and diluted

NEG, INC. AND NEG OIL & GAS LLC
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
For The Three Months Ended March 31, 2006
(In thousands)

		Merger
	NEG and	and
	NEG Oil & Gas	Equity	Pro	Senior Notes	Adjusted
	(historical)	Offering(4)	Forma	Offering(5)	Pro Forma

Revenues:
Oil and gas sales — gross	$69,096	$—	$69,096	$—	$69,096
Unrealized derivative gains	37,252	—	37,252	—	37,252

Oil and gas revenues — net	106,348	—	106,348	—	106,348
Plant revenues	1,944	—	1,944	—	1,944

Total revenue	108,292	—	108,292	—	108,292

Costs and expenses:
Lease operating	8,503	—	8,503	—	8,503
Gathering, transportation costs and production taxes	4,861	—	4,861	—	4,861
Depreciation, depletion and amortization	24,134	—	24,134	—	24,134
Accretion of asset retirement obligation	681	—	681	—	681
General and administrative	5,125	—	5,125	—	5,125

Total costs and expenses	43,304	—	43,304	—	43,304
Operating income	64,988	—	64,988	—	64,988
Net interest (expense) income	(5,275)	1,985	(3,290)	(3,938)	(7,228)
Other	837	—	837	—	837

Income (loss) before income taxes	60,550	1,985	62,535	(3,938)	58,597
Income tax (expense) benefit	(3,195)	(6,083)	(9,278)	703	(8,575)

Income (loss) before minority interest	57,355	(4,098)	53,257	(3,235)	50,022
Minority interest (held by AREP)	—	(29,077)	(29,077)	1,930	(27,147)

Net income (loss)	$57,355	$(33,175)	$24,180	$(1,305)	$22,875

Basic and diluted income per share
Total basic and diluted income per share			$		$

Basic and diluted weighted average number of shares outstanding

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA
Unaudited Pro Forma Condensed Combined Balance Sheet

(1)	Gives effect to the following proposed transactions:

a.	Distribution by NEG Oil & Gas of debt from its subsidiaries to a subsidiary of AREP, as follows:

1.	$52.5 million principal amount of the TransTexas note, with an interest rate of 10% per annum;

2.	$36.6 million principal amount of the Panaco note, with an interest rate of 6% per annum;

3.	$148.6 million of National Energy Group 10 3/4% senior notes, including a $2.2 million of deferred gain on National Energy Group 10 3/4 % senior notes; and

4.	$40.3 million of debt related to derivative contracts.

(2)	Gives effect to the following proposed transactions:

a.	The sale of shares of our common stock at $ per share, for total gross proceeds of $400.0 million. We will use the gross proceeds from this offering for the following:

1.	A $400.0 million contribution to NEG Oil & Gas to acquire a % interest; and

2.	NEG Oil & Gas will pay $30.0 million for expenses related to the offering.

b.	Merger with National Energy Group.

1.	We will merge National Energy Group into us and issue shares of our common stock to the holders of National Energy Group common stock such that the holders of National Energy Group Common Stock will own an aggregate 7.990% economic interest in NEG Oil & Gas prior to the completion of this offering;

2.	Goodwill will be recorded for the value of the stock issued to the holders of National Energy Group common stock not owned by NEG Oil & Gas; and

3.	We will transfer the interest in NEG Holding that we acquire in the merger to NEG Oil & Gas.

c.	NEG Oil & Gas will pay the following:

1.	$125.0 million to reduce outstanding borrowings under the revolving credit facility; and

2.	$245.0 million to a subsidiary of AREP to partially repay our subsidiaries’ debt.

d.	AREP will make an equity contribution to NEG Oil & Gas of the remaining $35.2 million of debt held by a subsidiary of AREP.

e.	NEG will record a minority interest for AREP’s 49.0% non-controlling membership interest in NEG Oil & Gas held by AREP.

(3)	NEG Oil & Gas may issue $200.0 million of % senior notes due and distribute the net proceeds to AREP.

a.	NEG Oil & Gas will pay $6.0 million of debt issuance costs;

b.	NEG Oil & Gas will pay a $194.0 million distribution to AREP; and

c.	We will record a minority interest for the 49.0% non-controlling membership interest in NEG Oil & Gas.
      Subsequent to the transactions, we will own a 51.0% managing membership interest in NEG Oil & Gas.

Unaudited Pro Forma Condensed Combined Statements of Operations

(4)	Reflects the following adjustments based on the proposed transactions discussed in Note 2:

a.	Reversal of interest expense related to reduction of the outstanding balance by $125.0 million of the revolving credit facility;

b.	Reversal of interest expense related to the $280.2 million debt distributed to a subsidiary of AREP which will be repaid or contributed by AREP to NEG Oil & Gas; and

c.	Record minority interest expense related to AREP’s 49.0% non-controlling membership interest in NEG Oil & Gas.

(5)	Reflects the following adjustments based on the proposed transactions discussed in Note 3:

a.	Interest expense, and amortization of the debt issuance costs over eight years, related to the issuance of $200.0 million of senior notes with $6.0 million of debt issuance costs.

1.	Assumes an interest rate of 7 1/2 % per annum; and

2.	If the assumed interest rate were to increase or decrease by 1/8 % per annum, interest expense would adjust by $250,000 per annum.

b.	Record minority interest expense related to AREP’s 49.0% non-controlling membership interest in NEG Oil & Gas.

SELECTED COMBINED HISTORICAL FINANCIAL DATA
      You should read the selected combined historical financial data below together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and the related notes included elsewhere in this prospectus. The following tables set forth our combined balance sheet data as of December 31, 2001, 2002, 2003, 2004 and 2005, and as of March 31, 2006, and our combined statements of operations data for the years ended December 31, 2001, 2002, 2003, 2004 and 2005 and the three-months ended March 31, 2005 and 2006. We derived the selected combined financial data as of December 31, 2004 and 2005 and for the years ended December 31, 2003, 2004 and 2005 from our audited combined financial statements included elsewhere in this prospectus. We derived the selected combined financial data as of December 31, 2003 and for the year ended December 31, 2002 from our audited combined financial statements not included in this prospectus. In the opinion of management, the information as of December 31, 2001 and 2002 and for the year ended December 31, 2001 has been prepared on the same basis as the audited combined financial statements as of December 31, 2004 and 2005 and for the years ended December 31, 2003, 2004 and 2005, appearing elsewhere in the prospectus. The selected combined financial data as of March 31, 2006 and for the three months ended March 31, 2005 and 2006 have been derived from our unaudited combined financial statements included elsewhere in the prospectus and include all necessary adjustments, consisting only of normal recurring adjustments, to present fairly our financial position at such date and the results of operations for such periods. Historical results are not necessarily indicative of the results of operations to be expected for future periods. Substantially all of our assets initially were acquired by entities owned or controlled by Mr. Icahn and subsequently acquired by AREP or NEG Oil & Gas in various purchase transactions. In accordance with generally accepted accounting principles, assets transferred between entities under common control are accounted for at historical cost similar to a pooling of interest and the financial statements are combined from the date of acquisition by an entity under common control. Our financial statements include the results of operations, financial position and cash flows from the date of initial acquisition by entities owned or controlled by Mr. Icahn.
      The selected combined financial data should be read together with the pro forma combined financial statements included elsewhere in this prospectus.

						Three Months Ended
	Year Ended December 31,					March 31,

	2001	2002	2003	2004	2005	2005	2006

	(in thousands, except share and per share data)
Combined Statements of Operations Data:
Gross oil and gas revenues	$44,818	$41,004	$109,086	$161,055	$312,661	$56,263	$81,183
Realized derivative gains (losses)	1,473	(1,243)	(8,309)	(16,625)	(51,263)	(3,133)	(12,087)
Unrealized derivative gains (losses)	(5,364)	(3,609)	(2,987)	(9,179)	(69,254)	(38,769)	37,252

Oil and gas revenues	40,927	36,152	97,790	135,251	192,144	14,361	106,348
Plant revenues	203	581	2,119	2,737	6,711	1,317	1,944

Total revenues	$41,130	$36,733	$99,909	$137,988	198,855	$15,678	$108,292

Expenses:
Lease operating	6,561	6,230	10,715	13,701	27,057	7,269	8,503
Gathering, transportation, plant costs and production taxes	3,222	4,712	11,631	17,375	24,724	5,143	4,861
Depreciation, depletion and amortization	10,511	15,509	39,409	60,394	91,100	20,303	24,134
Asset retirement obligation accretion	—	—	339	593	3,019	952	681
General and administrative	5,339	5,913	7,769	13,737	15,433	3,403	5,125

Total operating expenses	25,633	32,364	69,863	105,800	161,333	37,070	43,304

						Three Months Ended
	Year Ended December 31,					March 31,

	2001	2002	2003	2004	2005	2005	2006

	(in thousands, except share and per share data)
Income (loss) from operations	15,497	4,369	30,046	32,188	37,522	(21,392)	64,988
Net interest expense	(20,136)	(17,226)	(17,447)	(18,578)	(17,327)	(6,292)	(5,275)
Other income (expense)	225	8,388	(939)	5,635	4,403	559	837

Income (loss) before income taxes	(4,414)	(4,469)	11,660	19,245	24,598	(27,125)	60,550
Income tax (expense) benefit	30,589	(5,068)	12,390	(6,924)	(1,920)	2,168	(3,195)
Cumulative effect of accounting change (1)	—	—	1,913	—	—	—	—
Minority interest(2)	—	—	(1,741)	(812)	—	—	—

Net income (loss)	$26,175	$(9,537)	$24,222	$11,509	22,678	$(24,957)	$57,355

Earnings Per Share Data(3):
Income (loss) per share before cumulative effect of accounting change — basic and diluted
Net income (loss) per share — basic and diluted
Weighted average shares outstanding — basic and diluted
Combined Cash Flow Data:
Net cash provided by operating activities	$27,706	$5,376	$9,116	$91,571	$153,279	$29,528	$54,070
Net cash (used in) provided by investing activities	(34,916)	68,279	(41,553)	(111,481)	(308,276)	(47,485)	(50,906)
Net cash (used in) provided by financing activities	(24,560)	—	49,381	17,812	227,045	13,032	(43,867)

						As of
	As of December 31,					March 31,

	2001	2002	2003	2004	2005	2006

	(in thousands)
Combined Balance Sheet Data:
Cash and cash equivalents	$81,390	$18,487	$35,431	$33,333	$105,381	$64,678
Total assets	250,588	241,135	453,846	664,035	958,294	933,379
Total debt	160,882	149,663	233,969	270,374	342,303	301,996
Total equity	27,510	17,973	158,447	259,598	452,101	507,456
Pro forma standardized measure of discounted future net cash flows relating to proved crude oil and natural gas reserves (in thousands):

		Pro Forma
	As Reported	Adjustments(4)	Pro Forma
December 31, 2004
Future cash inflows	$2,203,900	$—	$2,203,900
Future production costs	(488,473)	—	(488,473)
Future development costs	(347,619)	—	(347,619)
Future income tax expense	(32,979)	(333,085)	(366,064)

Future net cash flows	1,334,829	(333,085)	1,001,744
10% annual discount for estimated timing of cash flows	(563,549)	127,091	(436,458)

Standardized measure of discounted future net cash flows	$771,280	$(205,994)	$565,286

		Pro Forma
	As Reported	Adjustments(4)	Pro Forma
December 31, 2005
Future cash inflows	$4,891,094	$—	$4,891,094
Future production costs	(1,029,393)	—	(1,029,393)
Future development costs	(527,399)	—	(527,399)
Future income tax expense	—	(985,870)	(985,870)

Future net cash flows	3,334,302	(985,870)	2,348,432
10% annual discount for estimated timing of cash flows	(1,562,242)	420,992	(1,141,250)

Standardized measure of discounted future net cash flows	$1,772,060	$564,878	$1,207,182

(1)	We were required to adopt SFAS No. 143 on January 1, 2003. Upon adoption of SFAS No. 143, the impact was to increase oil and natural gas properties by $4.9 million, and to record an abandonment obligation of $3.0 million and a cumulative transition adjustment gain of $1.9 million. We finalized these calculations and recorded the effects in the first quarter of 2003.

(2)	Until June 2004, affiliates of Mr. Icahn owned 89% of the outstanding shares of TransTexas, now known as National Onshore. In June 2004, affiliates of Mr. Icahn acquired an additional 5.7% of the outstanding shares of TransTexas from certain shareholders at a cost of approximately $2.2 million. In December 2004, TransTexas purchased the remaining 5.3% of outstanding shares from the remaining shareholders at a cost of approximately $4.1 million.

(3)	Earnings per share are calculated by dividing net earnings by the weighted average shares outstanding. Unaudited pro forma basic and diluted earnings per share have been calculated in accordance with the SEC rules for initial public offerings. Pro forma weighted average shares for purposes of the unaudited pro forma basic net income (loss) per share calculation is based on shares outstanding as of March 31, 2006 and has been adjusted to reflect (1) the merger with National Energy Group, (2) AREP’s exchange of a portion of its membership interest in, or assets of, NEG Oil & Gas for shares of our common stock and (3) Adjusted to include future income tax expense of NEG, Inc. Subsequent to the transactions, the oil and gas operations of NEG Oil & Gas will be included in the consolidated tax return of NEG, Inc. and will be taxed as a corporation.

(4)	Includes future income tax expense as if this offering and the related transactions were consummated on January 1, 2004.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      The following discussion and analysis should be read in conjunction with the “Selected Historical Combined Financial Data” and the accompanying financial statements and related notes included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, market prices for oil and natural gas, production volumes, estimates of proved reserves, capital expenditures, economic and competitive conditions, regulatory changes and other uncertainties, as well as those factors discussed below and elsewhere in this prospectus, particularly in “Risk Factors” and “Forward-Looking Statements,” all of which are difficult to predict.
      Unless otherwise indicated, references to “we”, “us”, “our” or “the Company” refers to NEG, Inc. (“NEG”) and NEG Oil & Gas LLC on a combined basis.
Overview
      NEG is a recently formed holding company that has no assets. Upon the completion of this offering, we will acquire a not less than 51% managing membership interest in NEG Oil & Gas, which will be our sole material asset. As the managing member, NEG will control all of the affairs of NEG Oil & Gas. Immediately following this offering, the holders of NEG common stock will control approximately           % of the voting power of all shares of NEG voting stock. The remaining           % membership interest in NEG Oil & Gas and           % of the voting power of all shares of our voting stock will be owned by AREP, a publicly traded diversified holding company engaged in a variety of businesses. AREP’s aggregate voting power will be proportionate to its total economic interest in NEG and NEG Oil & Gas. All of the outstanding stock of the general partner of AREP and approximately 90.0% of its depositary units and 86.5% of its preferred units are owned by affiliates of Carl C. Icahn.
      We are an independent oil and gas exploration, development and production company based in Dallas, Texas. Our core areas of operations are the Val Verde and Permian Basins of West Texas, the Cotton Valley Trend in East Texas, the Gulf Coast and the Gulf of Mexico. We also own oil and gas properties in the Anadarko and Arkoma Basins of Oklahoma and Arkansas. Based on reserve reports prepared as of December 31, 2005 by Netherland, Sewell & Associates, Inc. and DeGolyer and MacNaughton, our independent petroleum consultants, our estimated proved reserves were 500.5 Bcfe, had a pre-tax PV-10 of $1,803.3 million, and were 86% natural gas and 50% proved developed. We are a long reserve life company. Based on our production of 38.8 Bcfe for the year ended December 31, 2005 and our proved reserves as of that date, our reserve life was approximately 13 years. For the month of December 2005, our net production averaged 113 MMcfe per day and was approximately 74% natural gas. For the year ended December 31, 2005 and the three month period ended March 31, 2006, our Adjusted EBITDA was $205.3 million and $52.5 million, respectively.
      As of March 31, 2006, NEG Oil & Gas’ assets and operations consisted of the following:

•	50.01% ownership interest in National Energy Group. National Energy Group’s principal asset consists of its membership interest in NEG Holding;

•	managing membership interest in NEG Holding; and

•	100% ownership interest in National Onshore and 100% ownership interest in National Offshore.
      All of the above assets initially were acquired by entities owned or controlled by Mr. Icahn and subsequently acquired by AREP or us in various transactions. In accordance with generally accepted accounting principles in the United States, assets transferred between entities under common control are accounted for at historical cost similar to a pooling of interest and the financial statements are combined from the date of acquisition by an entity under common control. Our financial statements reflect these predecessor companies and include the historical results of operations of National Energy Group and the results of operations, financial position and cash flows of the other entities since the date of initial acquisition of the entities owned or controlled by Mr. Icahn.
Our Revenues
      Our revenues, profitability, future growth and the carrying value of our properties are substantially dependent on prevailing prices of oil and gas, our ability to find, develop and acquire additional oil and gas reserves that are economically recoverable and our ability to develop existing proved undeveloped reserves.
      We enter into derivative contracts, primarily no cost collars, to achieve more predictable cash flows and to reduce our exposure to declines in market prices. We generally hold all derivatives until the stated maturity or settlement date. We do not designate any of our derivative positions as accounting hedges and, as a result, we recognize gains or losses for the change in the fair value of our derivative contracts as an increase or reduction of oil and gas revenues. This includes both realized gains or losses from settlement of maturing derivatives and unrealized gains or losses from our unsettled positions. Historically, we have experienced significant volatility in our revenues as a result of including unrealized gains and losses on our derivative positions in oil and gas revenues.
      Our oil and gas revenues may continue to experience significant volatility in the future due to changes in the fair value of our derivative contracts. The prices we receive for our oil and gas production affect our:

•	cash flow available for capital expenditures;

•	ability to borrow and raise additional capital;

•	quantity of oil and natural gas we can produce;

•	quantity of oil and gas reserves; and

•	operating results for oil and gas activities.
      We recorded an unrealized derivative gain of $37.3 million during the three month period ended March 31, 2006, which was recorded as an increase in revenue, and an unrealized derivative loss of $69.3 million during the year ended December 31, 2005, which was recorded as a reduction in revenue. Subsequent to December 31, 2005, natural gas prices have trended lower. We may continue to experience significant volatility in our revenues as a result of changes in oil and natural gas prices.
     Plant Revenues
      Plant operation revenues are derived from processing fees charged to other owners at our two natural gas processing plants located on our gas producing properties.

Principal Components of Our Cost Structure
      Our operating costs include the expense of operating our wells and production facilities and transporting our products to the point of sale. Our operating costs are generally comprised of several components, including costs of field personnel, repair and maintenance cost, production supplies, fuel used in operations, transportation cost, state production taxes and ad-valorem taxes.

Our History
      Substantially all of the oil and gas properties that we own were acquired in a series of transactions by affiliates of Carl C. Icahn beginning in August 2000 and were subsequently acquired by AREP or NEG Oil & Gas. NEG Oil & Gas was formed in December 2004 to hold AREP’s oil and gas investments. These investments include companies acquired by AREP and contributed to NEG Oil & Gas in April 2005 and June 2005, as described below. AREP did not receive any consideration with respect to the contributions made to NEG Oil & Gas in April 2005 and June 2005. NEG was formed in December 2005 to arrange an initial public offering of AREP’s oil and gas interests. Our management and technical team, many of whom have been with National Energy Group for more than five years, have managed the day-to-day operations of the oil and gas assets of each of NEGO, National Onshore and National Offshore since their acquisition by affiliates of Mr. Icahn beginning in 2000.
      National Energy Group. In August 2000, National Energy Group emerged from bankruptcy with Arnos and High Coast owning 49.9% of the common stock and $165.0 million principal amount of the 10 3/4% notes. At that time, National Energy Group contributed all of its oil and gas properties to NEG Holding in exchange for a membership interest in NEG Holding. Gascon Partners contributed oil and gas assets, cash and a note from National Energy Group to NEG Holding in exchange for the managing membership interest in NEG Holding. NEG Holding formed a subsidiary, NEGO, to which NEG Holding contributed the oil and gas assets received from both National Energy Group and Gascon Partners. In October 2003, pursuant to a purchase agreement dated as of May 16, 2003, AREP acquired certain debt and equity securities of National Energy Group from Arnos and High Coast for an aggregate consideration of approximately $148.1 million plus approximately $6.7 million of accrued interest on the debt securities. The securities acquired were $148.6 million in principal amount of the 10 3/4% notes, representing all of National Energy Group’s then outstanding debt securities, and 5,584,044 shares of common stock of National Energy Group. As a result of this transaction and the acquisition by AREP of additional shares of common stock of National Energy Group, AREP currently beneficially owns 50.01% of the outstanding common stock of National Energy Group. The remaining shares of common stock of National Energy Group are publicly held. On March 16, 2006, the due date on the 10 3/4 % senior notes was extended to April 1, 2007.
      On June 30, 2005, AREP acquired the managing membership interest in NEG Holding from Gascon Partners in consideration of 11,344,828 AREP depositary units, valued at approximately $320.0 million. The managing membership interest acquired by AREP constituted all of the membership interests of NEG Holding other than the membership interest already owned by National Energy Group. AREP’s interest in NEG Holding was contributed to NEG Oil & Gas on June 30, 2005.
      On December 7, 2005, National Energy Group, NEG Oil & Gas, we and AREP, for certain purposes only, entered into an agreement and plan of merger pursuant to which National Energy Group will merge with and into us and we will be the surviving corporation. The agreement and plan of merger was approved by written consent of NEG Oil & Gas, the holder of a majority of the outstanding common stock of National Energy Group, and is contingent upon the completion of this offering. After the merger, we will contribute the assets of National Energy Group, consisting of its membership interest in NEG Holding, to NEG Oil & Gas. As a result, NEG Holding will become a wholly-owned subsidiary of NEG Oil & Gas. Giving effect to the merger, but without taking into account the issuance of shares in this offering, AREP, as the 50.01% owner of National Energy Group, will receive a number of shares of our common stock such that AREP will own 3.996% of the economic interest of NEG Oil & Gas and the public stockholders of National Energy Group will receive an aggregate number of shares of our common stock such that they will own 3.994% of the economic interest of NEG Oil & Gas. Including AREP’s existing membership interest in NEG Oil & Gas, AREP will own a total of 96.006% of the economic interest of NEG Oil & Gas. In consideration of our capital contribution from the gross proceeds of this offering and of the membership interest of NEG Holding to NEG Oil & Gas, we will be the sole managing member of NEG Oil & Gas and own a not less than 51% membership interest in it.
      TransTexas (National Onshore). In August 2003, Highcrest Investors acquired 89.0% of the equity of TransTexas in connection with its emergence from bankruptcy for consideration of $116.3 million. Highcrest Investors acquired an additional 5.7% of the equity of TransTexas in June 2004 for consideration of $2.2 million. In December 2004, TransTexas repurchased the remaining 5.3% of outstanding shares from its stockholders for consideration of $4.1 million and AREP acquired $27.5 million aggregate principal amount, or 100% of the outstanding principal amount, of the TransTexas note, from Thornwood Associates for consideration of approximately $28.3 million, which equaled the principal amount of the TransTexas note plus accrued, but unpaid interest. On April 6, 2005, in consideration of $180.0 million in cash, AREP acquired all of the equity of TransTexas in a merger in which National Onshore, a wholly-owned subsidiary of AREP, was the surviving entity. AREP contributed National Onshore and the TransTexas note, but not the accrued but unpaid interest, to NEG Oil & Gas on April 6, 2005.

      Panaco (National Offshore). In November 2004, Highcrest Investors and Arnos acquired 100% of the equity of Panaco and Mid River acquired 100% of the debt of Panaco in connection with its emergence from bankruptcy for aggregate consideration of $91.6 million. On December 6, 2004, AREP purchased from Arnos, High River and Hopper Investments, Mid River, the sole asset of which was $38.0 million aggregate principal amount, or 100% of the outstanding principal amount, of the Panaco note, plus accrued but unpaid interest, for consideration of approximately $38.2 million. The purchase price equaled the outstanding principal amount of Panaco note, plus accrued but unpaid interest. On June 30, 2005, AREP acquired Panaco for 4,310,345 of its depositary units, valued at approximately $125.0 million, in a merger in which National Offshore LP, a wholly owned subsidiary of AREP was the surviving entity. AREP contributed National Offshore and the Panaco note, but not the accrued but unpaid interest, to NEG Oil & Gas on June 30 2005.
      Other Key Acquisitions. In 2002, NEG Holding acquired interests in producing oil and gas properties in an area of Pecos County, Texas known as the Longfellow Ranch for a total of $48.3 million in cash. Longfellow Ranch is located in the Val Verde Basin, a gas producing area. In March 2005, we purchased an additional interest at Longfellow Ranch for $31.9 million. In November 2005, we purchased properties and acreage in the Minden Field near our existing production properties in East Texas for $85.0 million, which was subsequently reduced to $82.3 million after purchase price adjustments. The Minden Field properties that we acquired consist of 3,500 net acres with 17 producing wells and 89 identified drilling locations.

Results of Operations
      The following table sets forth selected operating data for the periods indicated. This information should be read in conjunction with the information contained in our financial statements and related notes included elsewhere in this prospectus. The information set forth below is not necessarily indicative of future results:

				Three Months Ended
	Years Ended December 31,			March 31,

	2003	2004	2005	2005	2006

	(in thousands)
Gross oil and gas revenues	$109,086	$161,055	$312,661	$56,263	$81,183
Realized derivative losses	(8,309)	(16,625)	(51,263)	(3,133)	(12,087)
Unrealized derivative (losses) gains	(2,987)	(9,179)	(69,254)	(38,769)	37,252

Oil and gas revenues	97,790	135,251	192,144	14,361	106,348
Plant revenues	2,119	2,737	6,711	1,317	1,944

Total revenues	99,909	137,988	198,855	15,678	108,292
Expenses:
Lease operating	10,715	13,701	27,057	7,269	8,503
Gathering, transportation, plant cost and production taxes	11,631	17,375	24,724	5,143	4,861
Depreciation, depletion and amortization	39,409	60,394	91,100	20,303	24,134
Asset retirement obligation accretion	339	593	3,019	952	681
General and administrative	7,769	13,737	15,433	3,403	5,125

Total operating expenses	69,863	105,800	161,333	37,070	43,304

Income (loss) from operations	30,046	32,188	37,522	(21,392)	64,988
Net interest expense	(17,447)	(18,578)	(17,327)	(6,292)	(5,275)
Other (expense) income	(939)	5,635	4,403	559	837

Income (loss) before income taxes	11,660	19,245	24,598	(27,125)	60,550
Income tax (expense) benefit	12,390	(6,924)	(1,920)	2,168	(3,195)
Cumulative effect of accounting change	1,913	—	—	—	—
Minority interest	(1,741)	(812)	—	—	—

Net income (loss)	$24,222	$11,509	$22,678	$(24,957)	$57,355

      For the years ended December 31, 2003, 2004 and 2005, revenues from natural gas comprised approximately 74%, 70% and 72% of gross oil and gas revenues, respectively.
      For the three months ended March 31, 2005 and 2006, natural gas comprised 63% and 65% of gross oil and gas revenues, respectively.

      The following table sets forth for the periods indicated certain information regarding our historic production volumes, average sales prices and certain expenses associated with the sales of oil and gas for the periods indicated (all amounts are net to our interest). The information set forth below is not necessarily indicative of future results.

				Three Months
				Ended
	Years Ended December 31,			March 31,

	2003	2004	2005	2005	2006

Production data:
Oil (MBbls)	811	935	1,440	353	368
Natural gas (MMcf)	15,913	18,895	28,107	6,023	7,404
Natural gas liquids (MBbls)	166	549	350	91	101
Natural gas equivalents (MMcfe)	21,772	27,799	38,847	8,683	10,216
Average sales price(1):
Oil average sales price (per Bbl)
Price excluding realized losses or gains on derivative contracts	$30.26	$39.55	$55.72	$50.59	$62.52
Price including realized losses or gains on derivative contracts	27.32	29.89	48.95	48.22	55.54
Natural gas average sales price (per Mcf)
Price excluding realized losses or gains on derivative contracts	5.07	5.73	7.85	5.92	7.34
Price including realized losses or gains on derivative contracts	4.70	5.39	6.38	5.54	6.05
Natural gas liquids sales price (per Bbl)	23.24	26.72	33.46	30.42	38.14
Expense per Mcfe:
Lease operating expenses	$0.49	$0.49	$0.70	$0.84	$0.83
Transportation and gathering	0.07	0.11	0.13	0.10	0.13
Taxes, other than income	0.37	0.39	0.43	0.41	0.25
Depreciation, depletion and amortization	1.81	2.17	2.35	2.34	2.36
General and administrative expenses	0.36	0.49	0.40	0.39	0.50

(1)	Excludes unrealized gains or losses on derivative contracts.
      The financial information for the year ended December 31, 2005 and the three months ended March 31, 2005 and 2006 includes the operations of National Energy Group, National Onshore, NEG Holding and National Offshore. The financial information for the year ended December 31, 2004 includes the operations of National Energy Group, National Onshore and NEG Holding. The acquisition of National Offshore has been recorded as of December 31, 2004. For the year ended December 31, 2003, the operations of National Onshore are included from August 28, 2003, the date of common control. A significant portion of the fluctuations between 2004 and 2005 is due to the addition of National Offshore’s operating results in 2005 and a significant portion of the fluctuations between 2003 and 2004 are due to the addition of National Onshore’s operations in 2003.

Three Months Ended March 31, 2006 Compared to the Three Months Ended March 31, 2005
      Oil and gas revenues. Gross oil and gas revenues for the first quarter of 2006, before realized and unrealized derivative gains and losses, increased $24.9 million, or 44.3%, as compared to the comparable period in 2005. The increase is primarily attributable to (a) the increase in volume ($11.5 million) and (b) the increase in average sales price ($13.4 million). Including the effects of realized and unrealized derivative gains and losses, oil and gas revenues increased 641.0%, to $106.3 million, in the first quarter of 2006 from

$14.4 million in 2005. Unrealized derivative gains in 2006 were $37.3 million compared to unrealized derivative losses of $38.8 million in 2005. Unrealized derivative gains and losses resulted from mark-to-market adjustments on unsettled positions at the end of the three months ended March 31, 2006 and 2005.
      During the first quarter of 2006, our average realized price of natural gas, including the effects of realized derivative losses, increased by 9.2% to $6.05 per Mcf from $5.54 per Mcf for the first quarter of 2005. Natural gas production volume increased by 1.4 Bcf, or 22.9%, to 7.4 Bcf compared to 6.0 Bcf in the first quarter of 2005. Natural gas production volume increased primarily due to successful drilling activity.
      During the first quarter of 2006, average realized price of oil, including the effects of realized derivative losses, increased by 15.2%, to $55.54 per Bbl from $48.22 per Bbl for the first quarter 2005. Oil production volume increased by 15 MBbls, or 4.2%, to 368 MBbls compared to 353 MBbls in the first quarter 2005. Oil production volume increased primarily due to our successful drilling activity.
      Lease operating expenses. Lease operating expenses increased $1.2 million, or 17%, to $8.5 million for the first quarter of 2006 compared to $7.3 million for the first quarter of 2005. Lease operating expenses per Mcfe decreased $0.01 compared to the same period in 2005. The increase in oil and gas operating expenses is primarily due to an overall increase in costs in the oil and gas industry combined with an increase in the number of wells as a result of our increased drilling activity.
      Gathering, transportation, plant cost and production taxes. Gathering, transportation, plant cost and production taxes decreased by $0.3 million, or 5.5%, to $4.8 million for the first quarter of 2006 as compared to $5.1 million in the comparable period in 2005. On a per Mcfe basis, gathering, transportation costs and production taxes decreased by $0.13, or 26%, to $0.38 for the first quarter of 2006 from $0.51 in the comparable period in 2005. The decrease was attributable to a $1.8 million severance tax refund received in 2006 from drilling wells that qualified for severance tax exemptions. Excluding the severance tax refund, gathering, transportation, plant cost and production taxes increased by $1.2 million, or 27%, which was attributable to a 23% increase in natural gas production along with higher natural gas prices which increased production taxes.
      Depletion, depreciation and amortization. Depletion, depreciation and amortization, or DD&A, increased $3.8 million, or 18.9%, to $24.1 million during the first quarter of 2006 as compared to $20.3 million during the first quarter of 2005. DD&A per Mcfe increased $0.02, or 0.8%, to $2.36 per Mcfe for the first quarter of 2006 as compared to $2.34 per Mcfe in the first quarter of 2005. On an absolute dollar basis, the 18.9% increase was primarily due to a 17.7% increase in natural gas equivalent production.
      General and administrative expenses. General and administrative expenses, or G&A, increased $1.7 million, or 50.6%, to $5.1 million during the first quarter of 2006 as compared to $3.4 million during the first quarter of 2005. G&A per Mcfe increased $0.11, or 28.2%, to $0.50 for 2006 compared to $0.39 for 2005. The increase in general and administrative expenses was primarily attributable to the payment of employee incentive bonuses and increased personnel in the first quarter of 2006.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004
      Oil and gas revenues. Gross oil and gas revenues for 2005, before realized and unrealized derivative losses, increased by $151.6 million, or 94%, to $312.7 million compared to 2004. The increase was primarily attributable to a $58.9 million increase in average realized price, a $30.5 million increase in volumes and $62.2 million due to the addition of National Offshore operating results effective December 31, 2004. Including the effects of realized and unrealized derivative losses, oil and gas revenues increased 42% to $192.1 million. Unrealized derivative losses were $69.3 million for the year ended December 31, 2005 as compared to unrealized derivative losses of $9.2 million during 2004. In accordance with generally accepted accounting principles, we mark all of our derivative contracts to market at the end of each quarter and recognize the gains or losses as an increase or decrease in revenues. The mark-to-market adjustment is based on the NYMEX quoted price for our derivative contracts as of the end of each period.
      During 2005, our average realized price of natural gas, including the effects of realized derivative losses, increased by $0.99, or 18%, to $6.38 per Mcf compared to $5.39 per Mcf in 2004. Our natural gas volume increased by 9.2 Bcf, or 49%, to 28.1 Bcf, compared to 18.9 Bcf in 2004. Approximately 3.4 Bcf of the increase in gas production was due to the addition of National Offshore. Excluding the effects of the National Offshore acquisition, our gas production increased 5.8 Bcf, or approximately 31%, primarily as a result of our successful drilling activity.
      Our average realized price of oil in 2005, including the effects of realized derivative losses, increased by $19.06, or 64%, to $48.95 per Bbl compared to $29.89 per Bbl in 2004. Oil volume increased by 505 MBbls, or 54%, to 1,440 MBbls, compared to 935 MBbls in 2004. The increase in oil production was primarily attributable to the addition of National Offshore. Excluding the effects of the National Offshore acquisition, our oil production decreased 10%, due primarily to the disposition of our West Delta property in 2005.
      Lease operating expenses. Lease operating expenses increased $13.4 million, or 98%, to $27.1 million during 2005 as compared to $13.7 million in 2004. Lease operating expenses per Mcfe increased $0.21, or 43%, compared to 2004. The increase was primarily attributable to the acquisition of National Offshore which has significantly higher lease operating costs than our other operations. Excluding the effects of the National Offshore acquisition, 2005 lease operating expenses increased $4.7 million, or 34%, to $18.4 million from $13.7 million in 2004, due to rising operating expenses and additional wells drilled.
      Gathering, transportation, plant costs and production taxes. Gathering, transportation, plant costs and production taxes increased by $7.3 million, or 42%, to $24.7 million in 2005 compared to $17.4 million in 2004. On a per Mcfe basis, gathering and transportation costs increased by 18%, to $0.13, while production and ad valorem taxes increased by 10% to $0.43. The increases are primarily attributable to the acquisition of National Offshore and increased production and ad valorem taxes associated with increased production and higher prices of oil and natural gas.
      Depletion, depreciation and amortization expense. Depletion, depreciation and amortization expense increased $30.7 million, or 51%, to $91.1 million in 2005, as compared to $60.4 million in 2004. Depletion, depreciation and amortization expense per Mcfe increased $0.18, or 8%, to $2.35 per Mcfe as compared to $2.17 per Mcfe in 2004. The increase was attributable to the acquisition of National Offshore. Excluding the effects of the National Offshore acquisition, depletion, depreciation and amortization expense increased $9.0 million or 15%, due primarily to increased production.
      General and administrative expenses. General and administrative expenses increased $1.7 million, or 12%, to $15.4 million in 2005 as compared to $13.7 million during 2004. The increase was primarily attributable to the acquisition of National Offshore. General and administrative expenses were $0.49 and $0.40 per Mcfe for the years ended December 31, 2004 and 2005, respectively. The decrease in general and administrative expenses on a per Mcfe basis is attributable to higher production.
      Asset retirement obligation accretion. Asset retirement obligation accretion expense increased by $2.4 million in 2005 to $3.0 million which was primarily attributable to the addition of National Offshore effective December 31, 2004 which has relatively higher asset retirement obligation accretion expense due to its offshore operation.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003
      Oil and gas revenues. Gross oil and gas revenues for 2004 increased $52.0 million, or 48%, to $161.1 million compared to $109.1 million in 2003. This increase was primarily attributable to the addition of operating results of National Onshore effective August 28, 2003, which accounted for approximately $40.0 million of the increase in oil and natural gas revenues. The balance of the increase is primarily due to increased average realized prices in 2004 compared to 2003. Including the effects of realized and unrealized derivative losses, oil and gas revenues increased $37.5 million, or 38%, to $135.3 million for 2004 compared to $97.8 million for 2003.
      Our average realized price of natural gas, including the effects of realized derivative losses, increased by $0.69 per Mcf, or 15%, to $5.39 per Mcf for 2004 compared to $4.70 per Mcf for 2003. Our average realized price of oil, including the effects of realized derivative losses, increased by $2.57 per Bbl, or 9%, to $29.89 per Bbl for 2004 compared to $27.32 per Bbl for 2003. Our natural gas production increased by

3.0 Bcf, or 19%, to 18.9 Bcf for 2004 compared to 15.9 Bcf in 2003. The increase in natural gas production was primarily attributable to the acquisition of National Onshore effective August 28, 2003. Excluding the effects of the acquisition of National Onshore, gas production decreased approximately 3%.
      Our oil production in 2004 increased by 15% to 935 MBbls compared to 2003. The increase in oil production was primarily attributable to the acquisition of National Onshore. Excluding the effects of the acquisition of National Onshore, oil production decreased 10% due to the disposition of an oil producing property in 2004.
      Lease operating expenses. Lease operating expenses in 2004 increased $3.0 million, or 28%, to $13.7 million compared to 2003, of which, $2.3 million was due to the acquisition of National Onshore and the remainder due to rising operating costs. Lease operating expense per Mcfe was unchanged.
      Gathering, transportation, plant costs and production taxes. Gathering, transportation, plant costs and production taxes increased $5.8 million to $17.4 million, or 49%, compared to 2003 at $11.6 million due primarily to the acquisition of National Onshore which accounted for $5.4 million of the total increase. The remaining increase was due to the increase in production taxes. On a per Mcfe basis, gathering and transportation costs increased by 57% to $0.11 due primarily to the acquisition of National Onshore, as its gas transportation costs are higher than our historical costs. Production and ad valorem taxes per Mcfe increased 5% to $0.39 due to increased oil and natural gas prices.
      Depreciation, depletion and amortization. Depreciation, depletion and amortization expense increased $21.0 million, or 53%, to $60.4 million during 2004 as compared to $39.4 million during 2003. The increase was attributable to the acquisition of National Onshore. Excluding the effects of the acquisition of National Onshore, depletion, depreciation and amortization expense decreased $2.1 million, or 9%, due to lower production in 2004 and a lower average depletion rate. Depreciation, depletion and amortization expense per Mcfe increased $0.36, or 20%, to $2.17 per Mcfe as compared to $1.81 per Mcfe in 2003. The increase was largely due to the higher rate of depreciation, depletion and amortization associated with National Onshore operations compared to our historical rate.
      General and administrative expense. General and administrative expense increased $6.0 million, or 77%, to $13.7 million in 2004 as compared to $7.8 million during 2003. General and administrative expense was $0.49 per Mcfe and $0.36 per Mcfe for 2004 and 2003, respectively. The increase was primarily attributable to the acquisition of National Onshore and an increase in personnel and compensation costs.
Liquidity and Capital Resources
      Our primary sources of liquidity are cash generated from our operations and the availability under NEG Oil & Gas revolving credit facility. As of March 31, 2006, on a pro forma as adjusted basis, after giving effect to this offering, we will have approximately $64.7 million in cash and cash equivalents and approximately $160.0 million of availability under the revolving credit facility which has a borrowing base of $335.0 million. We believe that we will have sufficient funds available through our cash from operations, existing cash position and borrowing availability under the revolving credit facility to meet our recurring operating needs, debt service obligations, planned capital expenditures and contingencies for the next 12 months.
      We use borrowings as needed to supplement our operating cash flows and as a financing source for our capital expenditures. Our ability to fund our capital expenditures is dependent on the level of product prices and the success of our acquisition and development program in adding to our available borrowing base. If oil and gas prices decrease from the amounts used in estimating the collateral value of our oil and gas properties, the borrowing base may be reduced, possibly requiring that our borrowings outstanding under the revolving credit facility, or a portion of them, be repaid and reducing funds available for our capital expenditures.
      During the three months ended March 31, 2006, our capital expenditures aggregated $50.9 million. The timing of most of our capital expenditures is discretionary because we have no long-term capital expenditure commitments. We may vary our capital expenditures as circumstances warrant in the future.

      Our operating cash flows may fluctuate significantly due to changes in oil and gas commodity prices, production interruptions and other factors. Substantially all of our cash flow from operating activities is from the production and sale of oil and gas. We use the net cash provided by operations to partially fund our acquisition, exploration and development activities. During the three months ended March 31, 2006, cash flows from operations were $54.1 million compared to $29.5 million for the three months ended March 31, 2005. The increase was primarily attributable to higher revenues due to increased production and higher price realizations.
      Cash flow from operations increased to $153.3 million in 2005 from $91.6 million in 2004. The increase was primarily attributable to the increase in revenues resulting from the addition of National Offshore effective December 31, 2004, an increase in natural gas production and an increase in market price of oil and natural gas.
      For the year ended December 31, 2004, cash flows from operations were $91.6 million compared to $9.1 million for the year ended December 31, 2003. The increase was primarily attributable to the payment of $44.4 million in accrued interest to affiliates in 2003 and the addition of National Onshore, effective August 2003.
      The distribution to AREP’s subsidiary and the repayment of the debt of NEG Oil & Gas’ subsidiaries with the proceeds of this offering and the current senior notes offering by NEG Oil & Gas will allow AREP to realize a part of its investment in its oil and gas interests. The cancellation of debt distributed to AREP’s subsidiary, to the extent it is not paid with the proceeds of this offering and the senior notes offering, will reduce NEG Oil & Gas’ indebtedness. We do not believe NEG Oil & Gas’ distribution to AREP will materially adversely affect our financial condition.
      Our capital expenditures for the remainder of 2006 currently are forecasted to be approximately $149.5 million. The planned capital expenditures do not include any major acquisitions that we may consider from time to time and for which we would need to obtain additional financing.
      To date, a primary source of our financing has been from AREP. Following completion of this offering, AREP will not provide any additional financing to us or NEG Oil & Gas and we will no longer have access to the borrowing capacity, cash flow or assets of AREP.
Commitments and Contingencies
      The following table summarizes our aggregate liabilities and commitments as of December 31, 2005 by year of maturity (in thousands):

	Payment Due by Period

		Less Than	One-Three	Four-Five	After Five
	Total	One Year	Years	Years	Years

Revolving credit facility	$300,000	$—	$—	$300,000	$—
Interest payments	96,706	19,426	57,960	19,320	—
Derivative obligations	85,932	68,039	17,893	—	—
Asset retirement obligations	41,228	—	9,218	1,678	30,332
Escrow deposit commitments	24,700	3,200	12,500	7,000	2,000
Operating lease obligations	1,220	610	610	—	—
Advance payable to affiliates	39,800	39,800	—	—	—
Long term debt	2,503	2,503	—	—	—

Total obligations	$592,089	$133,578	$98,181	$327,998	$32,332

NEG Oil & Gas LLC Senior Secured Revolving Credit Facility
      On December 22, 2005, NEG Oil & Gas entered into a credit facility, dated as of December 20, 2005, with Citicorp USA, Inc., as administrative agent, Bear Stearns Corporate Lending Inc., as syndication agent, and certain other lender parties.
      Under the revolving credit facility, NEG Oil & Gas will be permitted to borrow up to the lesser of $500.0 million or the borrowing base. Borrowings under the revolving credit facility will be subject to a borrowing base determination based on the oil and gas properties of NEG Oil & Gas and its subsidiaries and the reserves and production related to those properties. The initial borrowing base was set at $335.0 million and will be subject to semi-annual redeterminations, based on engineering reports to be provided by NEG Oil & Gas by March 31 and September 30 of each year, beginning March 31, 2006. The borrowing base currently is $335.0 million. Obligations under the revolving credit facility are secured by liens on all of the assets of NEG Oil & Gas and its wholly-owned subsidiaries. The revolving credit facility has a term of five years and all amounts will be due and payable on December 20, 2010. Advances under the revolving credit facility will be in the form of either base rate loans or Eurodollar loans, each as defined in the revolving credit facility documents.
      NEG Oil & Gas used the proceeds of the initial $300.0 million borrowing to (1) purchase the existing obligations of its indirect subsidiary, NEGO, from the lenders under NEGO’s credit facility with Mizuho Corporate Bank, Ltd., as administrative agent, (2) repay a loan of approximately $85.0 million by AREP used to purchase properties in the Minden Field; (3) pay a distribution to AREP of $78.0 million, and (4) pay transaction costs.
      The revolving credit facility agreement contains covenants that, among other things, restrict the incurrence of indebtedness by NEG Oil & Gas and its subsidiaries, the creation of liens by them, derivative contracts, mergers and issuances of securities by them, and distributions and investments by NEG Oil & Gas and its subsidiaries. The covenant restricting indebtedness allows, among other things, for the incurrence of up to $200.0 million principal amount of second lien borrowings or high yield debt that satisfy certain conditions specified in the revolving credit facility. The restriction on distributions and investments allows, among other things, for distributions to AREP from the proceeds from the issuance or borrowing of second lien or high yield debt and distributions in connection with an initial equity offering, as defined, quarterly tax distributions to NEG Oil & Gas’ equityholders, repayment of currently outstanding advances by AREP to subsidiaries of NEG Oil & Gas aggregating approximately $40.0 million and other cash distributions to NEG Oil & Gas’ equityholders not to exceed $8.0 million in any fiscal year.
      The revolving credit facility agreement also requires NEG Oil & Gas to maintain: (1) a ratio of consolidated total debt to consolidated EBITDA (for the four fiscal quarter period ending on the date of the consolidated balance sheet used to determine consolidated total debt), as defined, of not more than 3.5 to 1.0; (2) consolidated tangible net worth, as defined, of not less than $240.0 million, plus 50% of consolidated net income for each fiscal quarter ending after December 31, 2005 for which consolidated net income is positive; and (3) a ratio of consolidated current assets to consolidated current liabilities of not less than 1.0 to 1.0. These covenants may have the effect of limiting distributions by NEG Oil & Gas.
      Obligations under the revolving credit facility agreement are immediately due and payable upon the occurrence of certain events of default as defined in the revolving credit facility, including failure to pay any principal component of any obligation when due and payable, failure to comply with any covenant or condition of any loan document or derivative contract, as defined in the revolving credit facility, within 30 days of receiving notice of such failure, any change of control or any event of default as defined in the restated NEGO credit facility.

Critical Accounting Policies and Estimates
      The discussion and analysis of our financial condition and results of operations are based upon our combined financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of our financial statements requires us to make assumptions and prepare estimates that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and revenues and expenses. We base our estimates on historical experience and various other assumptions that we believe are reasonable; however, actual results may differ. We evaluate our assumptions and estimates on a regular basis.
      Full Cost Accounting. We utilize the full cost method of accounting for our crude oil and natural gas properties. Under the full cost method, all productive and nonproductive costs incurred in connection with the acquisition, exploration, and development of crude oil and natural gas reserves are capitalized and amortized on the units-of-production method based upon total proved reserves. The costs of unproven properties are excluded from the amortization calculation until the individual properties are evaluated and a determination is made as to whether reserves exist. Conveyances of properties, including gains or losses on abandonments of properties, are treated as adjustments to the cost of crude oil and natural gas properties, with no gain or loss recognized unless the sale or disposition represents a significant portion of our oil and natural gas reserves.
      Under the full cost method, the net book value of oil and natural gas properties, less related deferred income taxes, may not exceed the estimated after-tax future net revenues from proved oil and natural gas properties, discounted at 10% per year, or the ceiling limitation, plus the lower of cost or fair value of unevaluated properties, if any. In arriving at estimated future net revenues, estimated lease operating expenses, development costs, abandonment costs, and certain production related and ad valorem taxes are deducted. In calculating future net revenues, prices and costs in effect at the time of the calculation are held constant indefinitely, except for changes which are fixed and determinable by existing contracts. The net book value is compared to the ceiling limitation on a quarterly basis. The excess, if any, of the net book value above the ceiling limitation is required to be written off as a non-cash expense. We did not incur a ceiling writedown in 2003, 2004 and 2005 or for the three month period ended March 31, 2006. There can be no assurance that there will not be writedowns in future periods under the full cost method of accounting as a result of sustained decreases in oil and natural gas prices or other factors
      Proved Reserves. Our estimates of proved reserves are based on the quantities of natural gas and oil which geological and engineering data demonstrate, with reasonable certainty, to be recoverable in future years from known reservoirs under existing economic and operating conditions. Reserve engineering is a subjective process of estimating underground accumulations of oil and natural gas that cannot be precisely measured. The accuracy of any reserve estimate depends on the quality of available data, production history and engineering and geological interpretation and judgment. Because all reserve estimates are to some degree imprecise, the quantities of oil and natural gas that are ultimately recovered, production and operating costs, the amount and timing of future development expenditures and future oil and natural gas prices may all differ materially from those assumed in these estimates. In addition, as a result of changing market conditions, commodity prices and future development costs will change from year to year, causing estimates of proved reserves to also change. Thus, such information includes revisions of certain reserve estimates attributable to proved properties included in the preceding year’s estimates. Such revisions reflect additional information from subsequent activities, production history of the properties involved and any adjustments in the projected economic life of such properties resulting from changes in product prices. Any future downward revisions could adversely affect our financial condition, our borrowing ability, our future prospects and the value of our common stock. The information regarding present value of the future net cash flows attributable to our proved oil and natural gas reserves are estimates only and should not be construed as the current market value of the estimated oil and natural gas reserves attributable to our properties. The estimates of our proved oil and gas reserves used in preparation of our financial statements were determined by independent petroleum consultants and were prepared in accordance with the rules promulgated by the SEC and the Financial Accounting Standards Board, or the FASB. Estimates of proved reserves are key components of our most significant financial estimates involving our rate for recording depreciation, depletion and amortization and our full cost ceiling limitation.

      Asset Retirement Obligations. Asset retirement obligations represent the estimated future abandonment costs of tangible long-lived assets such as platforms, wells, service assets, pipelines and other facilities. We estimate the fair value of an asset’s retirement obligation in the period in which the liability is incurred, if a reasonable estimate can be made. We employ a present value technique to estimate the fair value of an asset retirement obligation, which reflects certain assumptions, including an inflation rate, our credit-adjusted, risk-free interest rate, the estimated settlement date of the liability and the estimated current cost to settle the liability which we compute from third party quotes. Changes in timing or to the original estimate of cash flows will result in changes to the carrying amount of the liability.
      Derivative Instruments. Under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended, we reflect the fair market value of our derivative instruments on our balance sheet and income statement. Our estimates of fair value are determined by obtaining independent market quotes from counterparties.
      In addition to the critical estimates discussed above, estimates are used primarily in accounting and computing depreciation, depletion and amortization, the full cost ceiling, taxes, accruals of operating costs and production revenues, effectiveness of derivative instruments and fair value of stock options and related compensation expense.
Quantitative and Qualitative Disclosures on Market Risks
      The primary objective of the following information is to provide quantitative and qualitative information about our potential exposure to market risks. The term “market risk” refers to the risk of loss arising from adverse changes in oil and natural gas prices, interest rates charged on borrowings and earned on cash equivalent investments.

Commodity Price Risk and Derivative Contracts
      The price of oil and gas remain extremely volatile and sometimes experience large fluctuations as a result of relatively small changes in supply, weather conditions, economic conditions and government actions. From time to time, we enter into derivative financial instruments to manage oil and gas price risk. The following summarizes the valuation losses for the years ended December 31, 2003, 2004 and 2005 and the three months ended March 31, 2005 and 2006:

				Three Months Ended
	Year Ended December 31,			March 31,

	2003	2004	2005	2005	2006

Realized loss	$(8,309)	$(16,625)	$(51,263)	$(3,133)	$(12,087)
Unrealized (loss) gain	(2,987)	(9,179)	(69,254)	(38,769)	37,252

(Loss) gain on derivatives transactions	$(11,296)	$(25,804)	$(120,517)	$(41,902)	$25,165

      We enter into derivative contracts, primarily costless collars, to achieve more predictable cash flow and reduce our exposure to declines in the market prices of oil and natural gas. We generally hold derivatives until the stated maturity or settlement date. We do not designate any of our derivative positions as accounting hedges and, as a result, we recognize gains or losses for the change in the fair value of our derivative contracts as an increase or reduction of oil and gas revenues. This includes both realized gains or losses from the settlement of maturing derivatives and unrealized gains or losses from our unsettled positions. Historically, we have experienced significant volatility in our revenues as a result of including unrealized gains and losses on our derivative positions in oil and gas revenues.

      The following is a summary of our commodity price collar agreements as of March 31, 2006:

Type of Contract	Production Month	Volume per Month	Floor	Ceiling

2006 Oil Production
No cost collars	April-Dec 2006	31,000 Bbls	$41.65	$45.25
No cost collars	April-Dec 2006	16,000 Bbls	41.75	45.40
No cost collars	April-Dec 2006	46,000 Bbls	60.00	68.50	(1)
2007 Oil Production
No cost collars	Jan-Dec 2007	30,000 Bbls	$57.00	$70.50
No cost collars	Jan-Dec 2007	30,000 Bbls	57.50	72.00
2008 Oil Production
No cost collars	Jan-Dec 2008	46,000 Bbls	$55.00	$69.00
2006 Gas Production
No cost collars	April-Dec 2006	570,000 MMBtu	$6.00	$7.25
No cost collars	April-Dec 2006	120,000 MMBtu	6.00	7.28
No cost collars	April-Dec 2006	500,000 MMBtu	4.50	5.00
2007 Gas Production
No cost collars	Jan-Dec 2007	930,000 MMBtu	$8.00	$10.23
2008 Gas Production
No cost collars	Jan-Dec 2008	750,000 MMBtu	$7.00	$10.35

(1)	We participate in price upside above $84.50 on the 46,000 Bbls
      On April 21, 2006, we entered into the following collar agreements:

Type of Contract	Production Month	Volume per Month	Floor	Ceiling

2007 Oil Production
No cost collars	Jan-Dec 2007	1,000 Bbls	$65.00	$87.40
No cost collars	Jan-Dec 2007	7,000 Bbls	65.00	86.00
2008 Oil Production
No cost collars	Jan-Dec 2008	9,000 Bbls	$65.00	$81.25
2009 Oil Production
No cost collars	Jan-Dec 2009	19,000 Bbls	$65.00	$78.50
No cost collars	Jan-Dec 2009	26,000 Bbls	65.00	77.00
2007 Gas Production
No cost collars	Jan-Dec 2007	330,000 MMBtu	$9.60	$12.10
No cost collars	Jan-Dec 2007	100,000 MMBtu	9.55	12.60
2008 Gas Production
No cost collars	Jan-Dec 2008	70,000 MMBtu	$8.75	$11.90
No cost collars	Jan-Dec 2008	270,000 MMBtu	8.80	11.45
2009 Gas Production
No cost collars	Jan-Dec 2009	330,000 MMBtu	$7.90	$10.80
No cost collars	Jan-Dec 2009	580,000 MMBtu	7.90	11.00

      While the use of derivative contracts can limit the downside risk of adverse price movements, it may also limit future gains from favorable movements. We address market risk by selecting instruments with value fluctuations that correlate closely with the underlying commodity. Credit risk related to derivative activities is managed by requiring minimum credit standards for counterparties, periodic settlements and mark to market valuations.

Interest Rate Risk
      As of March 31, 2006, our exposure to interest rate risk relates primarily to borrowings under our revolving credit facility. Borrowings under this agreement bear interest at a rate based upon either the prime rate or the LIBOR plus, in each case, an applicable margin that in the case of prime rate loans can fluctuate from 0.0% to .75% per annum and in the case of LIBOR can fluctuate from 1.0% to 1.75% per annum. Any increase in interest rates can have an adverse impact on our results of operations and cash flow. Historically, we have not used any derivatives to manage interest rate risk.
Off-Balance Sheet Arrangements
      We have no off-balance sheet financing arrangements.
Recent Accounting Pronouncements
      On December 16, 2004, the FASB issued SFAS 123 (revised 2004), “Share-Based Payment,” which will require compensation costs related to share-based payment transactions (e.g., issuance of stock options and restricted stock) to be recognized in an entity’s financial statements. With limited exceptions, the amount of compensation cost will be measured based on fair value as of the grant date of the equity or liability instruments issued. In addition, liability awards will be remeasured each reporting period. Compensation cost will be recognized over the period that an employee provides service in exchange for the award. SFAS 123(R) revises SFAS 123, “Accounting for Stock-Based Compensation,” and supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.” For us, SFAS 123(R), as amended by SEC Release 34-51558, is effective for our first fiscal year beginning after June 15, 2005 (January 1, 2006). Entities that use the fair-value-based method for either recognition or disclosure under SFAS 123 are required to apply SFAS 123(R) using a modified version of prospective application. Under this method, an entity records compensation expense for all awards it grants after the date of adoption. In addition, the entity is required to record compensation expense for the unvested portion of previously granted awards that remain outstanding at the date of adoption. In addition, entities may elect to adopt SFAS 123(R) using a modified retrospective method whereby previously issued financial statements are restated based on the expense previously calculated and reported in their pro forma footnote disclosures. As of December 31, 2005, we have no share-based payments subject to this standard. However, management intends to grant options in the future.
      On March 30, 2005, FASB issued FASB Interpretation No. (FIN) 47, “Accounting for Conditional Asset Retirement Obligations.” FIN 47 clarifies that the term conditional asset retirement obligation as used in SFAS 143, “Accounting for Asset Retirement Obligations,” refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement is conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. Uncertainty about the timing and/or method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 was effective as of December 31, 2005 for us. The adoption of FIN 47 did not have a material impact on our financial statements.
      In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3 (“SFAS No. 154”). SFAS No. 154 requires retrospective application to prior period financial statements for changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change.

SFAS No. 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle should be recognized in the period of the accounting change. SFAS No. 154 will become effective for the Company’s fiscal year beginning January 1, 2006. The impact of SFAS No. 154 will depend on the nature and extent of any voluntary accounting changes and correction of errors after the effective date, but management does not currently expect SFAS No. 154 to have a material impact on the Company’s combined financial position, results of operations or cash flows.
      On February 16, 2006, the FASB issued Statement 155, “Accounting for Certain Hybrid Instruments — an amendment of FASB Statements No. 133 and 140.” The statement amends Statement 133 to permit fair value measurement for certain hybrid financial instruments that contain an embedded derivative, provides additional guidance on the applicability of Statement 133 and 140 to certain financial instruments and subordinated concentrations of credit risk. The new standard is effective for the first fiscal year that begins after September 15, 2006 (January 1, 2007 for the Company). We have no hybrid instruments subject to this standard.

BUSINESS AND PROPERTIES
Our Company
      NEG is a recently formed holding company that has no assets. Upon the completion of this offering, we will acquire a not less than 51% managing membership interest in NEG Oil & Gas, which will be our sole material asset.
      Substantially all of the oil and gas properties that we will own were acquired in a series of transactions by affiliates of Carl C. Icahn beginning in August 2000 and were subsequently acquired by AREP or NEG Oil & Gas. NEG Oil & Gas was formed in December 2004 to hold AREP’s oil and gas investments. These investments include companies acquired by AREP and contributed to NEG Oil & Gas in April 2005 and June 2005. We were formed in December 2005 to effect an initial public offering of AREP’s oil and gas interests. Our management and technical team, many of whom have been with National Energy Group for more than five years, have managed the day-to-day operations of the oil and gas assets of each of NEGO, National Onshore and National Offshore since their acquisition by affiliates of Mr. Icahn beginning in 2000. Prior to the completion of this offering and our acquisition of a not less than 51% managing members interest in NEG Oil & Gas, both NEG and NEG Oil & Gas were wholly-owned subsidiaries of AREP.
      As the managing member, we will control all of the affairs of NEG Oil & Gas and we will have the authority to:

•	have developed and prepared a business plan each year which will set forth the operating goals and plans for NEG Oil & Gas;

•	execute and deliver or to authorize the execution and delivery of contracts, deeds, leases, licenses, instruments of transfer and other documents in the ordinary course of business on behalf of NEG Oil & Gas;

•	employ, retain, consult with and dismiss personnel;

•	establish and enforce limits of authority and internal controls with respect to all personnel and functions;

•	engage attorneys, consultants and accountants for NEG Oil & Gas; and

•	develop or cause to be developed accounting procedures for the maintenance of NEG Oil & Gas’ books of account.

      The management and operation of NEG Oil & Gas will be undertaken by us pursuant to a management agreement. NEG Oil & Gas will not have any employees. NEG’s employees will conduct all of the day-to-day operations of NEG Oil & Gas’ oil and natural gas properties.
      Immediately following this offering, the holders of our common stock will control approximately                     % of the voting power of all shares of our voting stock. The remaining membership interest in NEG Oil & Gas and                     % of the voting power of all shares of our voting stock will be owned by AREP, a publicly traded diversified holding company engaged in a variety of businesses. AREP’s aggregate voting power will be proportionate to its total economic interest in us and NEG Oil & Gas. All of the outstanding stock of the general partner of AREP and approximately 90.0% of its depositary units and 86.5% of its preferred units are owned by affiliates of Carl C. Icahn.
      We are an independent oil and gas exploration, development and production company based in Dallas, Texas. Our core areas of operations are the Val Verde and Permian Basins of West Texas, the Cotton Valley Trend in East Texas, the Gulf Coast and the Gulf of Mexico. We also own oil and gas properties in the Anadarko and Arkoma Basins of Oklahoma and Arkansas. Based on reserve reports prepared as of December 31, 2005 by Netherland, Sewell & Associates, Inc. and DeGolyer and MacNaughton, our independent petroleum consultants, our estimated proved reserves were 500.5 Bcfe, had a PV-10 of $1,803.3 million, were 86% natural gas and 50% proved developed. We are a long reserve life company. Based on our production of 38.8 Bcfe for the year ended December 31, 2005 and our proved reserves as of that date, our reserve life was 13 years. For the month of December 2005, our net production averaged 113 MMcfe per day and was approximately 74% natural gas. For the year ended December 31, 2005 and the three months ended March 31, 2006, our Adjusted EBITDA were $205.3 million and $52.5 million, respectively.
      Since we typically drill in areas close to existing production, we experienced a 91% drilling success rate during the three year period ended December 31, 2005. Of the 279 wells that we drilled or in which we participated, we completed 254 as producing wells. For those years, we have added estimated reserves from all sources equal to 506% of our production during those years. For the period from 2002 to 2005, we increased our net production from 11.6 Bcfe to 38.8 Bcfe per year, representing a 49.6% compound annual growth rate. However, there cannot be any assurance that we will continue to add reserves or increase production.
      We have built our reserve base through a combination of acquisitions and drilling activities. We typically seek to acquire properties where we believe there is significant undeveloped potential either on existing acreage or in the surrounding area, where we potentially could expand our activities. We believe this strategy has allowed us to build a substantial inventory of identified drilling locations, achieve high drilling success rates, and grow production and reserves efficiently. As of December 31, 2005, we had identified 1,828 potential drilling locations on our existing acreage, 570 of which are considered proved undeveloped locations. As of that date, approximately 97% of our identified potential drilling locations were located in our core operating areas of West Texas (which includes the Longfellow Ranch property), East Texas and the Gulf Coast. Based on our currently planned 2006 drilling schedule of 149 gross wells, which represents an approximate 52% increase from our 2005 total, we have over a 12 year inventory of drilling locations. We believe future development of these assets will drive our reserve and production growth.
Our Business Strategy
      Our objective is to maximize value by investing in oil and gas projects with attractive rates of return on capital employed and by growing reserves, production and cash flow. We intend to achieve this objective by executing our strategy as highlighted below:

•	Maintain and Exploit our Multi-Year Drilling Inventory. We seek to maximize the value of our asset base by balancing drilling risk with production and reserve growth potential. We intend to concentrate on developing our multi-year inventory of drilling locations and expect to generate long-term reserve and production growth predominantly through drilling activities on these properties.

•	Maintain a Focused Strategy. We intend to concentrate our efforts in West Texas, East Texas, the Gulf Coast and the Gulf of Mexico. We believe this strategy allows us to better capitalize on our technical experience, operational presence and strategic understanding of these areas. Approximately 93% of the pre-tax PV-10 value of our proved reserves is associated with properties in our core areas. We actively seek to increase our presence in our core geographic areas through acquisitions and joint ventures with other operators. However, we also may consider establishing operations outside our core areas as opportunities present themselves.

•	Seek Acquisitions that Fit our Strategic and Financial Objectives. We seek acquisitions that have significant undeveloped potential. We employ a disciplined acquisition process to identify acquisitions that we believe fit with our strategic and financial objectives. We typically target properties that allow us to build our inventory of drilling locations and enhance our growth potential. We review a large number of acquisition opportunities which allows us to be selective and to focus on properties that we believe have the most potential for property value enhancement and growth. In 2005, we acquired additional interests in Longfellow Ranch and properties in the Minden Field near our existing properties in East Texas.

•	Actively Manage our Asset Base and Control Costs. We seek to control operations in our core areas, which allows us to better manage the timing and scope of development activity and field level operating costs. As of December 31, 2005, we were the operator of properties representing approximately 59% of the pre-tax PV-10 of our proved reserves.

•	Grow Through Selective Exploration. We conduct an active exploration program designed to complement our lower risk development efforts. While we typically seek to maintain a high percentage ownership in essentially all of our development drilling and in the majority of our exploration drilling, for properties where there is both significant drilling risk and a larger capital commitment, we may sell an interest to an industry partner in order to decrease our financial risk.

Our Competitive Strengths
      We have a number of strengths that we believe will help us successfully execute our strategy, including:

•	Extensive, Multi-Year Portfolio of Drilling Locations. As of December 31, 2005, we had an established asset base of over 137,200 gross (44,200 net) undeveloped acres and have identified a total of 1,828 potential drilling locations, 570 of which are classified as proved undeveloped locations. As of that date, approximately 97% of our 1,828 identified potential drilling locations are in our core areas of East Texas, West Texas and the Gulf Coast. Based on our currently planned 2006 drilling schedule of 149 gross wells, which represents a 52% increase from our 2005 total, we have more than a 12 year inventory of drilling locations.

•	Experienced Management Team and Technical Staff. We believe our management team has successfully demonstrated its ability to create value both through the development of our existing assets and strategic acquisitions. Our top nine officers all have been employed by us for at least five years and average nearly 30 years of industry experience. They have extensive experience with our properties and, in most cases, performed the original evaluations of our assets when they were acquired by us or our affiliates from their prior owners. Our engineering and geo-science professionals average approximately 27 years of industry experience.

•	Diversified Operations. Our core operating areas provide us with operational diversification. Each of our core areas is in a different producing basin and generally would not be impacted by an operating or other disruption to another basin. We are sufficiently diversified, with no one well representing more than 3.7% of our total proved reserves by volume. Additionally, our reserve base is diverse, consisting of both long-lived reserves in East and West Texas and higher rate, shorter-lived reserves in the Gulf Coast and in the Gulf of Mexico.
Our Challenges and Risks
      The implementation of our business strategy, maintenance of our strengths and our future operating results and financial condition are subject to a number of challenges, risks and uncertainties. These challenges and risks include the following:

•	Oil and natural gas prices are volatile, and a decline in oil and natural gas prices could significantly affect our financial condition, access to capital, cash flows and results of operations. In addition, as of December 31, 2005, 86% of our proved reserves were natural gas. We are particularly exposed to volatility in natural gas prices.

•	Our commodity price risk management strategy is designed to protect a portion of our expected cash flow that will be used to fund our expected capital expenditures and service our debt. From time to time, we also may engage in transactions that are designed to lock-in what we believe are attractive commodity prices. These activities may limit future revenues from price increases and result in financial losses or reduce our net income.

•	Shortages of oil field equipment, services and qualified personnel could reduce our cash flow and adversely affect results of operations.

•	We may experience difficulty finding and acquiring additional reserves and may not be able to compensate for the depletion or our proved reserves.

•	We may not be able to compete successfully in acquiring prospective reserves, marketing production, attracting and retaining quality personnel, implementing new technologies and raising capital.

•	We face significant risks associated with the operation of our business, including difficulty in extracting commercially viable quantities of oil and natural gas, natural and other disasters occurring at our wells, pressure or irregularities in formations, equipment failures or accidents, weather conditions and shortages, delays in the delivery of equipment or other factors.

•	Reserve estimates depend on many assumptions that may turn out to be inaccurate. Any significant inaccuracies in these reserve estimates or underlying assumptions could materially affect the quantities and value of our reserves.

•	We may not be able to compete successfully in the future with respect to acquiring prospective reserves, developing reserves, marketing our production, attracting and retaining quality personnel, implementing new technologies and raising additional capital.

Our Operating Areas
      The following tables and descriptions set forth summary information attributable to our operating areas. The information contained in these tables is presented as of December 31, 2005, except as otherwise indicated:
Reserve and production data

					December 2005
	Proved Reserves				Average Net
				Pre-Tax	Daily Production
Areas	Bcfe(1)	% Gas	% Developed	PV-10(1)(2)	(MMcfe/d)	Reserve Life(3)

						(in years)
	($ in millions)
West Texas	222.2	90%	37%	$708	26	25
East Texas	124.9	97	41	424	21	22
Gulf Coast	80.2	72	80	351	42	5
Gulf of Mexico	40.1	49	51	201	17	6
Other	33.1	92	97	119	7	11

Total	500.5	86%	50%	$1,803	113	13

Drilling inventory and acreage data

			2006 Drilling Budget		Acreage(5)

	Identified Drilling	2005 Drilling	Gross	Capital	Total	Total
Areas	Locations(4)	Success %	Wells	Expenditures	Gross	Net

	($ in millions)
West Texas	1,549	92%	95	$58.2	140,100	42,300
East Texas	180	100	27	54.6	21,500	19,400
Gulf Coast	43	82	20	75.2	53,600	29,800
Gulf of Mexico	49	67	1	2.9	53,600	28,900
Other	7	91	6	2.5	70,500	36,900

Total	1,828	92%	149	$193.4	339,300	157,300

(1)	The total proved reserves and pre-tax PV-10 used in this table were derived from reserve information prepared by Netherland, Sewell & Associates, Inc. and DeGolyer and MacNaughton, our independent petroleum consultants.

(2)	See “Non-GAAP Financial Measures and Reconciliations.”

(3)	Based on proved reserves and annual production volumes for the year ended December 31, 2005.

(4)	Identified drilling locations represent total gross drilling locations identified and scheduled by our management as an estimate of our multi-year drilling activities on existing acreage. Of the total locations shown in the table, 570 are classified as proved undeveloped. Our actual drilling activities may change depending on the availability of capital, regulatory approvals, seasonal restrictions, oil and natural gas prices, costs, drilling results and other factors.

(5)	Includes 13,260, 7,333 and 8,050 net acres with leases expiring during 2006, 2007 and 2008, respectively.
      West Texas area. The West Texas area consists of properties located on Longfellow Ranch and Goldsmith Adobe Unit.
      Longfellow Ranch. Our Longfellow Ranch area and associated fields cover over 300,000 surface acres in the Val Verde Basin, a gas producing area. Of the 300,000 acres, 234,800 are undeveloped and subject to a Joint Exploration and Development Agreement with Riata Energy Inc., under which we have the option to acquire additional oil and gas leases. The remaining 65,200 acres are currently subject to developed oil and gas leases. Our net interest in the developed leases is 17,100 acres. Longfellow Ranch is a highly productive, gas prone, geologically complex, multi-pay area. Drilling includes both infill and field expansion development, as well as significant exploration activities. Longfellow Ranch Field (Piñon Field) was discovered in 1983 by Fina Oil and Gas, but was not extensively developed due to lack of necessary pipeline and associated facilities. Riata Energy Inc. acquired the field in 1996 and began an extensive development program. The primary producing horizons in the field are the Caballos Novaculites of Devonian age located at depths ranging from 4,500 feet to 10,000 feet. Additional producing horizons include the lower Pennsylvanian Dimple and upper Mississippian Tesnus formations located at depths ranging from 2,000 feet to 4,500 feet. Other objectives include a normal stratigraphic section of Devonian, Silurian and Ordovician. We believe this field is in the early stages of development and it has potential to be a major contributor to our reserve and production growth. As of December 31, 2005, we have identified 1,488 drilling locations in this area, 401 of which are classified as proved undeveloped. In addition to our identified locations, approximately 105,500 gross acres are yet to be fully evaluated and we have not assigned any drilling locations to this acreage. For 2006, we have budgeted 88 gross wells with associated capital expenditures of $52.9 million.
      Goldsmith Adobe Unit. Goldsmith Adobe Unit, or GAU, and its surrounding areas are located in the Permian Basin of West Texas. We now own a 99.9% working interest in GAU. Typically, wells drilled at GAU produce from the Upper Clearfork formation at an average depth of 6,100 feet. This field consists of 10,440 gross acres on which we have identified 61 drilling locations, 49 of which are classified as proved undeveloped locations. For 2006, we have budgeted 7 gross wells with associated capital expenditures of $5.3 million.
      East Texas area. Our East Texas area is part of the Cotton Valley Trend which covers parts of East Texas and Northern Louisiana and is largely gas prone. We are targeting the tight sand reservoirs of the Cotton Valley, Pettit and Travis Peak formations at depths of 6,500 to 10,500 feet. These sands are typically distributed over a large area, leading to high drilling success rates. Due to the tight nature of the reservoirs, significant hydrolic fracture stimulation is required to obtain commercial production rates and efficiently drain the reservoir. Production in this area is generally characterized as long-lived, with wells having a high initial production and decline rates that stabilize at lower levels after several years. Moreover, area operators continue to focus on infill development drilling as many areas have been down spaced to 80 acres per well, with some areas down spaced to as little as 40 acres per well.
      Our East Texas operations are focused in Texas counties of Harrison and Rusk. Our primary fields are Blocker, Minden and Oak Hill. These fields consists of 21,500 gross acres on which we have identified 180 drilling locations, 86 of which are classified as proved undeveloped locations. We continue to seek acquisitions and joint ventures in East Texas, such as our recent Minden Field acquisition, to further grow our inventory of drilling locations.
      Gulf Coast area. Our Gulf Coast area encompasses the large coastal plain from the southernmost tip of Texas through the Southern portion of Louisiana. This is a predominantly gas prone, multi-pay, geologically complex area where 3-D seismic and other advanced exploration technologies are critical to our efforts. This area is comprised of sediments ranging from Cretaceous through Tertiary age and is productive from very shallow depths of several thousand feet to depths in excess 18,000 feet. This is a geologically complex area with significant faulting and compartmentalized reservoirs. We target shallower formations such as the Frio and the Miocene, as well as deeper horizons such as Wilcox and Vicksburg. Operations in this area are generally characterized as being comparatively higher risk and higher potential than in our other core areas, with successful wells typically having higher initial production rates with steeper declines and shorter production lives. Drilling cost per well also tend to be significantly higher than in our other areas due to the increased depth and complexity of wellbore conditions.
      We have an inventory of 18 identified prospects in this area containing 43 identified drilling locations, 14 of which are classified as proved undeveloped. In 2006, we intend to drill in Wharton County, Texas and Galveston Bay.
      Gulf of Mexico area. In the Gulf of Mexico, our focus is in State and Federal waters of Texas and Louisiana. The water depth ranges from 30 feet to 1,100 feet and activity extends from the coast to more than 100 miles offshore. The Gulf of Mexico is one of the premier producing basins in the United States and is an area where we have achieved value-added growth through exploitation and exploration. Our production ranges in depth from several thousand feet to in excess of 17,000 feet. The reservoir rocks range in age from the Plio-Pleistocene through the Oligocene. Typical Gulf of Mexico reservoirs have high porosity and permeability and wells historically flow at prolific rates. Overall, the Gulf of Mexico is known as an area of high quality 3-D seismic acquisition. Integration of 3-D seismic with subsurface well control has allowed us to develop high-impact development and exploratory opportunities in this important basin.
      Our major areas of activity include the blocks in East Breaks and High Island areas that are located off the Texas coast, and the East Cameron area located off the Louisiana coast. In most cases in this area we own non-operating interests with larger companies such as Chevron, BP and Apache. We have an inventory of seven identified prospects in this area containing 49 identified drilling locations, 13 of which are classified as proved undeveloped.
      Other areas. Our other oil and gas properties are located in the Mid-Continent area in Oklahoma and West Arkansas. These areas are characterized by multiple producing horizons and long-lived reserves and are primarily gas producing.
      Anadarko Basin. The Anadarko Basin properties are located throughout central and west Oklahoma. Anadarko Basin is among the most historically petroliferous basins of the continental United States. The Anadarko Basin is considered a mature oil and natural gas province characterized by multiple producing horizons and long-lived and predictable reserves with low cost operations. Most Anadarko Basin reserves are produced from formations at depths ranging from approximately 5,000 to 15,000 feet.
      Arkoma Basin. The Arkoma Basin properties are located in southeast Oklahoma and northwest Arkansas. The Arkoma Basin is considered a mature natural gas province characterized by multiple producing horizons and long-lived and predictable reserves with low cost operations. Most Arkoma Basin reserves are produced from formations at depths ranging from approximately 3,000 to 8,000 feet. The principal productive formations are Atokan and, to a lesser extent, Morrowan sandstones.
Oil and Gas Reserves
      Our reserves are located in the continental United States. Our reserve reports were prepared using constant prices and costs in accordance with the published guidelines of the SEC. The net weighted average prices used in our reserve report as of December 31, 2005 were $57.28 per barrel of oil and $9.59 per Mcf of natural gas. As of December 31, 2005, our total proved reserves were 429.1 Bcf of natural gas and 11,904 MBbls of condensate and oil. The estimation of reserves and future net revenues can be materially affected by the oil and gas prices used in preparing the reserve report.

      The following table sets forth certain information for our total proved reserves of oil and gas and the pre-tax PV-10 of estimated future net revenues from such reserves as of December 31, 2005.

			Natural Gas	Pre-Tax
	Oil	Natural Gas	Equivalent	PV-10(1)
	(MBbls)	(MMcf)	(MMcfe)	(in thousands)

Proved Developed Reserves	8,340	200,520	250,560	$1,090,549
Proved Undeveloped Reserves	3,564	228,530	249,915	712,730

Total Proved Reserves	11,904	429,050	500,475	$1,803,279

(1)	See “Non-GAAP Financial Measures and Reconciliations.”
Oil and Gas Production and Unit Economics
      The following table shows the approximate net production attributable to our oil and gas interests, the average sales price per barrel of oil and Mcf of natural gas produced, and the average unit economics per Mcfe, or thousand cubic feet gas equivalent, related to our oil and gas production for the periods indicated. Information relating to properties acquired or sold is reflected in this table only since or up to the closing date of their respective acquisition or sale.

				Three Months
	Years Ended December 31,			Ended March 31,

	2003	2004	2005	2005	2006

Production data:
Oil (MBbls)	811	935	1,440	353	368
Natural gas (MMcf)	15,913	18,895	28,107	6,023	7,404
Natural gas liquids (MBbls)	166	549	350	91	101
Natural gas equivalents (MMcfe)	21,772	27,799	38,847	8,683	10,216
Average sales price(1):
Oil average sales price (per Bbl)
Price excluding realized gains or losses on derivative contracts	$30.26	$39.55	$55.72	$50.59	$62.52
Price including realized gains or losses on derivative contracts	27.32	29.89	48.95	48.22	55.54
Natural gas average sales price (per Mcf)
Price excluding realized gains or losses on derivative contracts	5.07	5.73	7.85	5.92	7.34
Price including realized gains or losses on derivative contracts	4.70	5.39	6.38	5.54	6.05
Natural gas liquids (per Bbl)	23.24	26.72	33.46	30.42	38.14
Expense per Mcfe:
Lease operating expenses	$0.49	$0.49	$0.70	$0.84	$0.83
Transportation and gathering	0.07	0.11	0.13	0.10	0.13
Taxes, other than income	0.37	0.39	0.43	0.41	0.25
Depreciation, depletion and amortization	1.81	2.17	2.35	2.34	2.36
General and administrative expenses	0.36	0.49	0.40	0.39	0.50

(1)	Excludes the effect of unrealized gains and losses on derivative contracts.

Productive Wells
      The following table sets forth our interests in productive wells, by principal area of operation, as of December 31, 2005.

	Oil		Natural Gas		Total

	Gross	Net	Gross	Net	Gross	Net

Area:
West Texas	164	159.6	174	67.1	338	226.7
East Texas	3	2.7	104	100.3	107	103.0
Gulf Coast	31	20.2	98	68.7	129	88.9
Gulf of Mexico	28	15.7	27	8.7	55	24.4
Other	39	12.5	210	97.2	249	109.7

Total	265	210.7	613	342.0	878	552.7

Leasehold Acreage
      The following table shows the approximate gross and net acres in which we had a leasehold interest, by principal area of operation, as of December 31, 2005.

	Developed Acreage		Undeveloped Acreage

	Gross	Net	Gross	Net

Area:
West Texas	31,200	15,900	108,900	26,400
East Texas	14,500	13,800	7,000	5,600
Gulf Coast	32,300	17,600	21,300	12,200
Gulf of Mexico	53,600	28,900	—	—
Other	70,500	36,900	—	—

Total	202,100	113,100	137,200	44,200

      We acquire a leasehold interest in the properties we explore. The leases grant the lessee the right to explore for and extract oil and gas from a specified area. Lease rentals usually consist of a fixed annual charge made prior to obtaining production. Once production has been established, a royalty is paid to the lessor based upon the gross proceeds from the sale of oil and gas. Once wells are drilled, a lease generally continues as long as production of oil and gas continues. In some cases, leases may be acquired in exchange for a commitment to drill or finance the drilling of a specified number of wells to predetermined depths.
      Substantially all of our producing oil and gas properties are located on leases held by us for an indeterminate number of years as long as production is maintained. All of our non-producing acreage is held under leases from mineral owners or a government entity which expire at varying dates. We are obligated to pay annual delay rentals to the lessors of certain properties in order to prevent the leases from terminating.

Drilling Activity
      The following table sets forth our exploration and development drilling results for the years ended December 31, 2003, 2004 and 2005.

	Year Ended December 31,

	2003		2004		2005

	Gross	Net	Gross	Net	Gross	Net

Exploratory Wells(1):
Productive(2)	29	8.0	57	22.0	45	21.2
Non-productive	2	0.2	14	4.1	7	2.5

Total	31	8.2	71	26.1	52	23.7

Development Wells(1):
Productive(2)	38	27.4	40	20.0	45	30.2
Non-productive	1	0.4	—	—	1	0.2

Total	39	27.8	40	20.0	46	30.4

Combined Total	70	36.0	111	46.1	98	54.1

(1)	The number of net wells is the sum of the fractional working interests owned in gross wells.

(2)	Productive wells consist of wells that are completed or capable of production. Wells that are completed in more than one producing zone are counted as one well.
Production and Sales Prices
      We produce oil and gas solely in the continental United States. We currently sell a significant portion of oil pursuant to a contract with Plains Marketing and Transportation. We have no obligations to provide a fixed and determinable quantity of oil and/or natural gas in the future under existing contracts or agreements. We do not refine or process the oil and gas it produces, but sell the production to unaffiliated oil and gas purchasing companies in the area in which it is produced. We expect to sell crude oil on a market price basis and to sell natural gas under contracts to both interstate and intrastate natural gas pipeline companies.
Control Over Production Activities
      We operated 527 of the 878 producing wells in which we owned an interest as of December 31, 2005. The non-operated properties are operated by unrelated third parties pursuant to operating agreements which are generally standard in the industry. Significant decisions about operations regarding non-operated properties may be determined by the outside operator rather than by us. If we decline to participate in additional activities proposed by the outside operator under certain operating agreements, we will not receive revenues from, and/or will lose our interest in, the activity in which we declined to participate.
Markets and Customers
      A large percentage of our oil and gas sales are made to a small number of purchasers. Additionally, some of our oil and natural gas production attributable to non-operated properties is sold to other third party purchasers by the operator of such properties, which then remits our proportionate share of the proceeds to us. Riata is the largest single seller of oil and natural gas from our non-operated properties pursuant to such arrangement. For the year ended December 31, 2005, approximately 68% of our oil and natural gas revenues were generated from the following purchasers in the following percentages: Riata, 16%, Plains All American, 13%, Louis Dreyfus, 8%, Duke Energy, 15%, Crosstex Energy Services, 7% and Seminole Energy Services, 9%. We do not believe that the loss of any purchaser would have a material adverse effect on our business because, under prevailing market conditions, other purchasers are readily available.
      The agreement with Plains, entered into in 1993, provides for Plains to purchase our oil pursuant to West Texas Intermediate posted prices plus a premium. A portion of our natural gas production is sold pursuant to long-term netback contracts. Under netback contracts, gas purchasers buy gas from a number of producers, process the gas for natural gas liquids, and sell liquids and residue gas. Each producer receives a fixed portion of the proceeds from the sale of the liquids and residue gas. The gas purchasers pay for transportation, processing and marketing of the gas and liquids, and assume the risk of contracting pipelines and processing plants in return for a portion of the proceeds of the sale of the gas and liquids. Generally, because the purchasers are marketing large volumes of hydrocarbons gathered from multiple producers, higher prices may be obtained for the gas and liquids. The remainder of our natural gas is sold on the spot market under short-term contracts.
Regulatory Environment
      Our oil and natural gas exploration, production and transportation activities are subject to extensive regulation at the federal, state and local levels. These regulations relate to, among other things, environmental and land use matters, conservation, safety, pipeline use, the drilling and spacing of wells, well stimulation, transportation, and forced pooling and protection of correlative rights among interest owners. The following is a summary discussion of some key regulations that affect our operations.

Environmental and Land Use Laws and Regulation
      A variety of federal, state and local environmental and land use laws and regulations apply to companies engaged in the exploration, production and sale of petroleum hydrocarbons. Some of these laws and regulations have been revised frequently in the past, and in some cases these changes have imposed more stringent requirements that increased operating costs and/or required capital expenditures to attain compliance with the heightened level of regulation. We believe that our business operations are in substantial compliance with current environmental laws and regulations. We understand that failure to comply with these requirements could result in civil and/or criminal fines and penalties as well as potential loss of permits or authorizations required for our business. We also understand that attaining and maintaining compliance at an increased or heightened level could result in an increase in expenditures. A discussion of some of the major federal law and regulations follows in order of the type of media with the potential to be impacted.
      Discharges to Waters. The Federal Water Pollution Control Act of 1972, as amended, also known as the Clean Water Act, and comparable state statutes impose restrictions and limits on the discharge of pollutants into regulated waters and wetlands. These laws prohibit the discharge of produced waters and sand, drilling fluids, drill cuttings and other substances related to the oil and natural gas industry into onshore, coastal and offshore waters without appropriate permits. Some of the pollutant limitations have become more restrictive over the years and additional restrictions and limitations may be imposed in the future.
      The Clean Water Act also regulates stormwater discharges from industrial and construction activities. Regulations promulgated by the U.S. Environmental Protection Agency, or EPA, require industries engaged in certain industrial or construction activities to acquire permits and implement stormwater management plans and best management practices, to conduct periodic monitoring and reporting of discharges, and to train employees. Further, the EPA regulations require certain oil and natural gas exploration and production facilities to obtain permits for stormwater discharges. There may be costs associated with each of these regulatory requirements.
      The Clean Water Act provides for civil, criminal and administrative penalties for unauthorized discharges of oil, hazardous substances and other pollutants to regulated waters. It also provides for substantial liability for the costs of removal or remediation associated with discharges of oil or hazardous substances. State laws governing discharges to water also provide varying civil, criminal and administrative penalties and impose liabilities in the case of a discharge of petroleum or its derivatives, or other hazardous substances, into regulated waters.
      Oil Spill Regulations. Oil spills are regulated at the federal, state and local levels. The Clean Water Act and ensuing EPA regulations place restrictions and controls on certain regulated oil and gas activities that could pose the potential to spill oil to waters of the U.S. To prevent oil spills, EPA requires owners or operators of certain oil storage facilities to prepare and implement Spill Prevention, Control and Countermeasure (or SPCC) Plans that detail the facility’s spill prevention and control measures.

      The Oil Pollution Act of 1990, as amended, also known as OPA ’90, amends and augments the Clean Water Act relating to oil spills, imposing potentially unlimited liability on responsible parties, without regard to fault, for the costs of cleanup and other damages resulting from an oil spill in “waters of the United States.” EPA and the Courts have interpreted the term “waters of the United States” very broadly. OPA ’90 regulations that affect certain oil and gas activities have been promulgated by the Department of Transportation, the EPA, the U.S. Coast Guard and the Department of the Interior Minerals Management Service (or MMS). These agencies regulate transportation and non-transportation activities and have promulgated regulations that require affected oil and gas operators to develop, implement and maintain facility response plans, to provide annual spill training to certain employees and to provide varying degrees of financial assurance. Responsible parties regulated under OPA ’90 include (1) owners and operators of onshore and coastal facilities and pipelines and (2) owners, operators and lessees of offshore oil and gas facilities, including pipelines. OPA ’90 also requires parties responsible for offshore facilities to provide financial assurance in the amounts ranging from $35-$150 million to cover potential OPA liabilities. Such responsible parties are also required to provide evidence of (1) ownership of spill response capability in the form of response vessels, clean-up equipment and trained response personnel or (2) membership in an oil spill clean-up cooperative with such capability. We demonstrate compliance with OPA ’90 by providing for annual employee training, conducting quarterly and annual spill drills, through the development and maintenance of area-wide response plans, bonds in evidence of financial responsibility, and membership in Clean Gulf Associates, as affiliated with the Marine Spill Response Corporation. In Texas, spills of oil to state waters are regulated by the Texas General Land Office, or TXGLO. The lead agency for spills of oil on land resulting from oil and gas operations is the Railroad Commission of Texas. The TXGLO requires that owners and operators of regulated facilities prepare and maintain response plans, conduct annual spill training and conduct annual spill drills. The TXGLO also performs yearly inspections of all regulated oil and gas facilities and has a policy to visually inspect all oil spills to state waters.
      Air Emissions. Our operations are subject to local, state and federal regulations governing emissions of air pollution, including the federal Clean Air Act. Significant sources of air emissions are subject to permitting and emission control requirements. Major sources of air pollutants, as defined and compared to minor sources, are subject to more stringent standards. Areas of the country that have not attained the standards for air quality established under the Clean Air Act have been designated as non-attainment areas by the EPA. Conversely, those that do attain the air quality standards are designated as attainment areas. Certain air emission requirements are stricter for oil and gas operations in non-attainment areas. Some of our producing wells and production and pipeline facilities are in designated non-attainment areas and are subject to more stringent emission limitations and permitting requirements. Failure to comply with air pollution regulations or permits are generally resolved through administrative enforcement actions that can result in orders to correct any identified deficiencies and to pay monetary fines and penalties. Alternatively, civil and criminal enforcement actions can be brought judicially. In addition to administrative and judicial penalty exposure, regulatory agencies can seek injunctive relief such as requiring us to forego construction, modification or operation of certain air emission sources or compelling us to install air pollution controls to minimize emissions. Air emissions from oil and natural gas operations are also regulated by oil and natural gas permitting agencies, including the MMS, the State Lands Commission and other local agencies. As we plan for and develop new facilities, potential air emissions are calculated for each regulated air pollutant and permits are sought and acquired as necessary. We believe that our well sites and other facilities are in material compliance with applicable federal, state and local air emission laws and regulations.
      Contaminated Site Remediation/ Superfund. The Comprehensive Environmental Response, Compensation, and Liability Act of 1980, also known as CERCLA, and comparable state statutes (together with CERCLA, commonly known as Superfund laws) impose liability for releases of “hazardous substances” into the environment. Such liability typically covers the costs of investigation and remediation of contaminated soil and groundwater and can include assessments for natural resource damages. CERCLA liability is joint, several and retroactive, i.e., it can be imposed without regard to fault or the legality of the original conduct. In practice, clean-up costs are usually allocated among classes of persons, the potentially responsible parties or PRPs, who include the current and certain past owners and operators of a facility where there has been a release or threat of release of a hazardous substance and persons who disposed of or arranged for the disposal of the hazardous substances found at a site. CERCLA also authorizes the EPA and, in some cases, third parties to take actions in response to threats to the public health or the environment and to seek to recover the cost of such action from the PRPs. Liability can arise from conditions on properties where operations are conducted and/or from conditions at third party disposal facilities where wastes from operations were sent.
      CERCLA currently excludes petroleum (including crude oil or any fraction thereof) from the definition of hazardous substance. Although this exclusion means that we are generally not subject to liability under CERCLA for releases of petroleum, we cannot assure you that all of the substances that we produce or handle will fall within the petroleum exclusion. CERCLA’s petroleum exclusion has been narrowly interpreted and may not apply to all of the hazardous substances that may have been released by our operations. We also cannot assure you that the CERCLA petroleum exclusion will be preserved in any future amendments of the act. Such amendments, if adopted, could have a significant impact on our costs or operations. In addition, some state Superfund statutes that are applicable to our operations, for example Oklahoma, do not contain a petroleum exclusion.
      We currently own or lease a number of properties that have been used for production of oil and natural gas for many years, some of which were previously owned or leased by other owners or operators. If the prior owners and/or operators of these properties utilized accepted standard industry practices that predated the promulgation of environmental laws, hydrocarbons or other hazardous and non-hazardous wastes may have been disposed or released on or under these properties. Additionally, our operations may involve the use or handling of other materials that may be classified as hazardous substances under CERCLA and similar state statutes at a future date. Accordingly, although we believe our current operations materially comply with the current State and federal laws applicable to oil and natural gas wastes and properties, we cannot assure you that we will not become liable for the remediation of contaminated properties in the future. Furthermore, although we conduct due diligence reviews on properties that we acquire and routinely inspect properties we operate, we cannot assure you that all contamination (in excess of current regulatory standards) has been discovered. We have no knowledge of existing contamination on our properties that requires any material cleanup under CERCLA or similar state laws. However, if future investigations identify any such contamination, or if more stringent laws are promulgated in the future, we could be liable for costs of investigation and remediation or payment of natural resource damages for property, including groundwater, impacted by wastes disposed of or released by our operations or by prior owners or operators, or required to perform remedial well plugging operations to prevent future, or mitigate existing, contamination. To our knowledge, neither we nor our predecessors have been designated as a PRP by the EPA under CERCLA at any site. We also do not know of any prior owners or operators of our properties that are named as PRPs related to their ownership or operation of such properties.
      Waste Disposal. Our operations are regulated by the federal Resource Conservation and Recovery Act, also known as RCRA, and other comparable state statutes with respect to the treatment, storage and disposal of regulated waste. The EPA has limited the disposal options for certain wastes that are designated as hazardous and extremely hazardous, as defined under RCRA, and has imposed remedial obligations on facilities where such wastes are treated, stored or disposed. State and federal oil and natural gas regulations also provide guidelines for the storage and disposal of solid wastes resulting from the production of oil and natural gas, both onshore and offshore, but generally follow the federal RCRA requirements and exemptions. Under RCRA, however, certain oil and natural gas exploration and production wastes are exempt from regulation. In the past, some parties have proposed that these currently RCRA-exempt wastes (including wastes generated during pipeline, drilling and production operations) be designated as hazardous wastes, and therefore subject to more rigorous and costly operating, disposal and clean-up requirements. Although we are not presently aware of any such regulatory proposals, any future decision by either EPA or the States to subject currently exempt oil and gas production wastes to more stringent regulation could have a significant impact on our operating costs and results of operations.
      Although we believe we have utilized generally accepted waste disposal practices and have operated in material compliance with applicable waste disposal regulations, it cannot be discounted that wastes may have been disposed of or released, either by us, third parties or other owners/operators, on or under the properties currently owned, managed or leased by us. It also cannot be discounted that wastes generated by our operations, and disposed of either by acceptable practice or in material compliance with current law, may have become contaminated and/or mixed with other more highly-regulated wastes from other owners and operators and improperly disposed of by them in landfills or other regulated disposal sites we have used. As discussed above, we could become liable for the cost of remediating such properties.
      Underground Injection. Underground injection is the subsurface placement of fluid through a well, such as the re-injection of brine produced and separated from oil and natural gas production. The Safe Drinking Water Act of 1974, as amended, establishes a regulatory framework for underground injection, with the main goal being the protection of usable-quality aquifers. The primary objective of injection well operating requirements is to ensure the mechanical integrity of the injection apparatus and to prevent migration of fluids from the injection zone into underground sources of drinking water. Hazardous-waste injection well operations are strictly controlled and certain wastes, absent an exemption, cannot be injected into underground wells. Injection wells most associated with oil and gas production operations involve the re-injection of produced waters. No underground injection may take place except as authorized by permit or rule. Typically, such regulations are promulgated and enforced through state agencies. We currently own and operate many underground injection operations and are subject to the state permit requirements. Failure to abide by these permits could subject us to civil and/or criminal enforcement resulting in imposition of fines or injunctive relief, such as compliance orders or revocation of permits. We believe that we are in material compliance in all material respects with the requirements of applicable state underground injection control programs and related permits.
      Disclosure of Hazardous Materials. The Occupational Safety and Health Administration, also known as OSHA, hazard communication standard, the EPA community right-to-know regulations under the Title III of CERCLA and similar state statutes require that we organize and/or disclose information about hazardous materials used or produced in our operations. We believe that we are in material compliance with these applicable requirements and with other OSHA and comparable requirements.
      Animal and Plant Species; Coastal Resources. Executive Order 13158, issued on May 26, 2000, directs federal agencies to safeguard existing Marine Protected Areas, or MPAs, in the United States and establish new MPAs. The order requires federal agencies to avoid harm to MPAs to the extent permitted by law and to the maximum extent practicable. It also directs the EPA to propose new regulations under the Clean Water Act to ensure appropriate levels of protection for the marine environment. This order has the potential to adversely affect our operations by restricting areas in which we may carry out future development and exploration projects and/or causing us to incur increased operating expenses.
      Federal Lease Stipulations address the reduction of potential taking of protected marine species (sea turtles, marine mammals, gulf sturgeon and other listed marine species). MMS permit approvals will be conditioned on collection and removal of debris resulting from activities related to exploration, development and production of offshore leases. MMS has issued Notices to Lessees and Operators, or NTL, 2003-G06 advising of requirements for posting of signs in prominent places on all vessels and structures.
      Certain flora and fauna that have officially been classified as “threatened” or “endangered” are protected by the Endangered Species Act. This law prohibits any activities that could “take” a protected plant or animal or reduce or degrade its habitat area. If endangered species are located in an area we wish to develop, the work could be prohibited or delayed or expensive mitigation might be required.
      There are various federal and state programs that regulate the conservation and development of coastal resources. The federal Coastal Zone Management Act, also known as the CZMA, was passed in 1972 to preserve and, where possible, restore the natural resources of the nation’s coastal zone. The CZMA provides for federal grants for state management programs that regulate land use, water use and coastal development. States, such as Texas, also have coastal management programs, which provide for, among other things, the coordination among local and state authorities to protect coastal resources through regulating land use, water, and coastal development. Coastal management programs also may provide for the review of state and federal agency rules and agency actions for consistency with the goals and policies of the state coastal management plan. In the event our activities trigger these programs, this review may impact agency permitting and review activities and add an additional layer of review to certain activities undertaken by us.

      Other statutes that provide protection to animal and plant species and which may apply to our operations include, but are not necessarily limited to, the National Environmental Policy Act, the Oil Pollution Act, the Emergency Planning and Community Right-to-Know Act, the Marine Mammal Protection Act, the Marine Protection, Research and Sanctuaries Act, the Fish and Wildlife Coordination Act, the Fishery Conservation and Management Act, the Migratory Bird Treaty Act and the National Historic Preservation Act. These laws and regulations may require the acquisition of a permit or other authorization before construction or drilling commences and may limit or prohibit construction, drilling and other activities on certain lands lying within wilderness or wetlands and other protected areas and impose substantial liabilities for pollution resulting from our operations. The permits required for our various operations are subject to revocation, modification and renewal by issuing authorities.
      Well Plugging and Abandonment, Facility Decommissioning and Site Reclamation Requirements. Federal, state and local regulations provide detailed requirements for the abandonment of wells, closure or decommissioning of production facilities and pipelines and for the site restoration in areas where we operate. MMS regulations require that owners and operators plug and abandon wells and decommission and remove our offshore facilities located in federal offshore leases in a prescribed manner. The MMS requires federal leaseholders to post performance bonds or otherwise provide necessary financial assurances to provide for such abandonment, decommissioning and removal. The Railroad Commission of Texas has financial responsibility requirements for owners and operators of facilities in state waters to provide for similar assurances. The U.S. Army Corps of Engineers (or ACE) and many other state and local municipalities have regulations for plugging and abandonment, decommissioning and site restoration. Although the ACE does not require bonds or other financial assurances, some other state agencies and municipalities do have such requirements. We believe we are in material compliance with the federal offshore and all other state and local requirements for plugging, abandonment, closure, decommissioning and site reclamation for the areas in which we conduct our oil and gas operations. We are not aware of, nor have we received any notice of, any allegation that we are not in material compliance with such requirements.
Potential Material Costs Associated with Environmental Regulation of Our Oil and Natural Gas Operations
      We will incur significant plugging, abandonment and dismantlement costs in the future related to environmental and land use regulations associated with our existing properties and operations and those that we may acquire in the future. As is customary in the industry, we may also contractually assume plugging, abandonment and dismantlement, clean up and other obligations in connection with our acquisition of operating interests in the fields. These costs can be significant.
      As of March 31, 2006, we had approximately $26.6 million held in various escrow accounts relating to the asset retirement obligations for certain offshore properties located in federal waters. The total estimated expected future costs to fulfill our future plugging, abandoning, dismantlement and structure removal obligations on these properties as of March 31, 2006 was approximately $41.9 million. This obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation.
      We do not maintain monetary reserves related to such asset retirement obligations for onshore properties and those located in state waters. The cost to plug, abandon, dismantle and remove wells and associated equipment on these properties is proportionately shared with other working interest owners and are typically incurred at the time the assets are retired. It is our experience that wells may be sold to third parties prior to the need to incur plugging and abandonment expenses, and when this occurs, the costs for plugging and abandonment are typically assumed by the third party. When they are not sold to third parties, we have found that the plugging and abandonment liability of onshore properties is substantially offset by the value of the equipment salvaged.
      Other potential, material costs may be incurred for wells in federal waters that exhibit a phenomenon known as sustained casing pressure. We have identified nine of our wells that exhibit sustained casing pressure. At the present time, we have incurred no costs, other than well head monitoring costs, nor are there any legal requirements to incur any costs to repair sustained casing pressure in these wells.

      However, the MMS is currently working on rules and regulations that may require us to repair or plug offshore wells with sustained casing pressure. Because the rules and regulation have not been developed, we cannot reasonably estimate the cost, if any, that we may be required to incur to repair the sustained casing pressure of these nine wells. Until such a time that new rules are promulgated and become effective, the Company maintains compliance with current MMS rules by routinely monitoring and reporting the condition of these wells to the MMS.
      We believe that our operations are in material compliance with all applicable oil and natural gas, safety, environmental and land use laws and regulations, and we work diligently to ensure continuing compliance. We are not aware of, nor have we received any notice of, any allegation that we are not in material compliance with such requirements. However, on occasion spills occur or we receive notices of non-compliance with certain requirements from federal, state, or local regulatory agencies. These notices are typically administrative in nature resulting in an infraction of operating procedure and require resolving the matter in a prescribed fashion and timeframe. Administrative fines are generally waived or are minimal in degree, usually in payment of agency costs for time and materials associated with inspections. However, we could face more serious enforcement depending on the nature of the spill or non-compliance and/or the media impacted by the spill or non-compliance. We may incur significant costs for: (1) clean-up and damages due to spills or other releases; and (2) civil penalties imposed for spills, releases or non-compliance with applicable laws and regulations. If substantial liabilities to third parties or governmental entities are incurred, the payment of such claims may reduce or eliminate the funds available for project investment or result in loss of our properties. Although we maintain insurance coverage we consider to be customary in the industry, we are not fully insured against all of these risks, either because insurance is not available or because of high premiums. Accordingly, we may be subject to liability or may lose substantial portions of properties due to hazards that cannot be insured against or have not been insured against due to prohibitive premiums or for other reasons.
      We do not anticipate that we will be required in the near future to expend amounts that are material in relation to our total capital expenditures program complying with environmental laws and regulations, but inasmuch as these laws and regulations are frequently changed and are subject to interpretation, we are unable to predict with any certainty the ultimate cost of compliance or the extent of liability risks. We are also unable to assure you that more stringent laws and regulations protecting the environment will not be adopted and that we will not incur material expenses in complying with environmental laws and regulations in the future. At any time, we may be forced to incur significant costs to install controls or make operational changes to comply with existing, new and evolving environmental compliance requirements. The imposition of any of these liabilities or compliance obligations on us may have a material adverse effect on our financial condition and results of operations.
Other Regulation
      Transportation of Oil and Natural Gas. The Hazardous Liquids Pipeline Safety Act of 1979, as amended, also known as HLPSA, and the Pipeline Safety Act of 1992, also known as the Pipeline Safety Act, govern and set standards for the design, installation, testing, construction, operation, replacement and management of pipeline facilities. Where applicable, the HLPSA requires pipeline operators to comply with regulations issued pursuant to HLPSA that are designed to permit access to and allow copying of records and to make certain reports available and provide information as required by the Secretary of Transportation.
      The Pipeline Safety Act amends the HLPSA in several important respects. The Pipeline Safety Act requires the Research and Special Programs Administration of DOT, or RSPA, to consider environmental impacts, as well as its traditional public safety mandate, when developing pipeline safety regulations. In addition, the Pipeline Safety Act mandates the establishment by DOT of pipeline operator qualification rules requiring minimum training requirements for operators and requires that pipeline operators provide maps and records to RSPA. It also authorizes RSPA to require certain pipeline modifications as well as operational and maintenance changes.
      Currently, none of the lines that we operate are subject to regulation by the U.S. Department of Transportation, (or DOT). However, certain of the requirements of the above Acts are included by reference into certain state and local pipeline regulations. The MMS also has jurisdiction over lines in federal offshore leases and have requirements for their operation, maintenance and abandonment. We believe our pipelines are in material compliance with existing pipeline regulations and comparable state laws and regulations. However, we could incur significant expenses if new or additional safety measures are required on existing lines or if our operations expand in scope and manner that would cause them to be otherwise regulated.
      The rates, terms and conditions applicable to the interstate transportation of natural gas by pipelines are regulated by the Federal Energy Regulatory Commission (or FERC), under the Natural Gas Act, as well as the Natural Gas Policy Act. Since 1985, FERC has implemented regulations intended to increase competition within the natural gas industry by making natural gas transportation more accessible to natural gas buyers and sellers on an open-access, non-discriminatory basis. As a result of initiatives like FERC Order No. 636, issued in April 1992, the interstate natural gas transportation and marketing system has been substantially restructured to remove various barriers and practices that historically limited non-pipeline natural gas sellers, including producers, from effectively competing with interstate pipelines for sales to local distribution companies and large industrial and commercial customers. The most significant provisions of Order No. 636 require that interstate pipelines provide firm and interruptible transportation service on an open access basis that is equal for all natural gas supplies. In many instances, the results of Order No. 636 and related initiatives have been to substantially reduce or eliminate the interstate pipelines’ traditional role as wholesalers of natural gas in favor of providing only storage and transportation services.
      Similarly, the Railroad Commission of Texas has been changing its regulations governing transportation and gathering services provided by intrastate pipelines and gatherers. While the changes by these federal and state regulators affect us only indirectly, they are intended to further enhance competition in natural gas markets. We cannot predict what further action the FERC or state regulators will take on these matters; however, we do not believe that we will be affected by any action taken materially differently than other natural gas producers with which we compete.
      The rates, terms, and conditions applicable to the interstate transportation of oil by pipelines are also regulated by FERC under the Interstate Commerce Act. FERC has implemented a simplified and generally applicable ratemaking methodology for interstate oil pipelines to fulfill the requirements of Title VIII of the Energy Policy Act of 1992, comprised of an indexing system to establish ceilings on interstate oil pipeline rates. FERC has announced several important transportation-related policy statements and rule changes, including a statement of policy and final rule issued February 25, 2000 concerning alternatives to its traditional cost-of-service rate-making methodology to establish the rates interstate pipelines may charge for their services. The final rule revises FERC’s pricing policy and current regulatory framework to improve the efficiency of the market and further enhance competition in natural gas markets.
      With respect to transportation of natural gas on the Outer Continental Shelf, or OCS, FERC requires, as a part of its regulation under the Outer Continental Shelf Lands Act, or OCSLA, that all pipelines provide open and non-discriminatory access to both owner and non-owner shippers. One of FERC’s principal goals in carrying out OCSLA’s mandate is to increase transparency in the market to provide producers and shippers on the OCS with greater assurance of open access service on pipelines located on the OCS and non-discriminatory rates and conditions of service on such pipelines.
      Federal Leases. As described above, certain of our operations are located on federal oil and natural gas leases, which are administered by the MMS pursuant to the OCSLA. These leases were issued through competitive bidding and contain relatively standardized terms. These leases require compliance with detailed MMS regulations and orders that are subject to interpretation and change by the MMS.
      For offshore operations, lessees must obtain MMS approval for exploration, development and production plans prior to the commencement of such operations. Lessees must also obtain permits from the MMS prior to the commencement of drilling. The cost of obtaining such approvals and permits is not significant, but may result in delays in our exploration, development or production plans. The MMS has promulgated regulations requiring offshore production facilities located on the OCS, to meet stringent engineering and construction specifications. The MMS also has regulations restricting the flaring or venting of natural gas, and has proposed to amend such regulations to prohibit the flaring of liquid hydrocarbons and oil without prior authorization. Similarly, the MMS has promulgated other regulations governing the plugging and abandonment of wells located offshore and the installation and removal of all production facilities.
      To cover the various obligations of lessees on the OCS, the MMS generally requires that lessees have substantial net worth or post bonds or other acceptable assurances that such obligations will be satisfied. The cost of these bonds or assurances can be substantial, and there is no assurance that they can be obtained in all cases. We are currently subject to supplemental bonding requirements by the MMS. As of December 31, 2005, our annual cost of obtaining the required bonds was approximately $0.2 million per year. Material deviation from MMS regulations could result in the MMS suspending or terminating an operator’s or lessee’s offshore operations. Any such suspension or termination could materially adversely affect our financial condition and results of operations.
      The MMS also administers the collection of royalties under the terms of the OCSLA and the oil and natural gas leases issued thereunder. The amount of royalties due is based upon the terms of the oil and natural gas leases as well as the regulations promulgated by the MMS and is approximately 16 2/3 % of gross revenues on our leases. The MMS regulations governing the calculation of royalties and the valuation of crude oil produced from federal leases currently rely on arm’s-length sales prices and spot market prices as indicators of value. On August 20, 2003, the MMS issued a proposed rule that would change certain components of its valuation procedures for the calculation of royalties owed for crude oil sales. The proposal would change the valuation basis for transactions not at arm’s-length from spot to the New York Mercantile Exchange prices adjusted for locality and quality differentials and would clarify the treatment of transactions under a joint operating agreement. Final comments on the proposed rule were due on November 10, 2003. We cannot predict whether this proposed rule will take effect as written, nor can we predict whether the proposed rule, if it takes effect, will be challenged in federal court and whether it will withstand such a challenge. We believe this rule, as proposed, will not have a material impact on our financial condition, liquidity or results of operations.
      U.S. federal taxation. The federal government may propose tax initiatives that affect us. We are unable to determine what effect, if any, future proposals would have on product demand or our results of operations.
      State Regulation of Exploration and Production. Each of the states in which we operate regulate the exploration, drilling, and development and marketing of oil, natural gas, and natural gas condensate. Such regulations have been developed to conserve minerals and for the protection of correlative rights. These regulations include requirements for obtaining drilling permits, for developing new fields, for insuring proper well spacing and density and for insuring sound well operation and proper plugging and abandonment. The rate at which wells may be produced and also be regulated and the maximum daily production allowable from both oil and gas wells may be established on a market demand or conservation basis or both.
Operating Hazards and Insurance
      The oil and natural gas business involves a variety of operating risks, such as those described under “Risk Factors — Risks Related to Our Business and the Oil and Natural Gas Industry — Our business involves significant operating risks.” In accordance with industry practice, we maintain insurance against some, but not all, potential risks and losses. For some risks, we may not obtain insurance if we believe the cost of available insurance is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. If a significant accident or other event occurs and is not fully covered by insurance, it could adversely affect us.
Title to Properties
      We believe that we have satisfactory title to all of our material assets. Although title to our properties is subject to encumbrances in some cases, such as customary interests generally retained in connection with acquisition of real property, customary royalty interests and contract terms and restrictions, liens under operating agreements, liens related to environmental liabilities associated with historical operations, liens for current taxes and other burdens, easements, restrictions and minor encumbrances customary in the oil and natural gas industry, we believe that none of these liens, restrictions, easements, burdens and encumbrances will materially detract from the value of these properties or from our interest in these properties or will materially interfere with our use in the operation of our business. In addition, our revolving credit facility is secured by a first priority lien on substantially all of our oil and natural gas properties and other assets. In addition, we believe that we have obtained sufficient right-of-way grants and permits from public authorities and private parties for us to operate our business in all material respects as described in this prospectus.
Competition
      The oil and natural gas industry is highly competitive. We encounter strong competition from other independent operators and from major oil companies in acquiring properties, contracting for drilling equipment and securing trained personnel. Many of our competitors have financial and technical resources and staffs substantially larger than ours. As a result, our competitors may be able to pay more for desirable leases, or to evaluate, bid for and purchase a greater number of properties or prospects than our financial or personnel resources will permit.
      We are also affected by competition for drilling rigs and the availability of related equipment. In the past, the oil and natural gas industry has experienced shortages of drilling rigs, equipment, pipe and personnel, which has delayed development drilling and other exploitation activities and has caused significant price increases. We are unable to predict when, or if, such shortages may again occur or how they would affect our development and exploration activities.
      Competition is also strong for attractive oil and natural gas producing properties, undeveloped leases and drilling rights, and we cannot assure you that we will be able to compete satisfactorily. Many large oil companies have been actively marketing some of their existing producing properties for sale to independent producers. Although we regularly evaluate acquisition opportunities and submit bids as part of our growth strategy, we do not have any current agreements, understandings or arrangements with respect to any material acquisition.
Employees
      As of May 1, 2006, National Energy Group employed 94 people. Upon the closing of the merger, all of National Energy Group’s employees will become our employees. None of National Energy Group’s employees are covered by collective bargaining agreements.
Legal Proceedings
      We are from time to time parties to various legal proceedings arising out of our businesses. We believe, however, that there are no proceedings pending or threatened against us which, if determined adversely, would have a material adverse effect on our business, financial condition, results of operations or liquidity.

MANAGEMENT
Directors and Executive Officers
      The following table sets forth information about our directors and executive officers as of May 1, 2006:

Name	Age	Principal Position

Bob G. Alexander	72	President, Chief Executive Officer and Chairman of the Board
Keith A. Meister	32	Director
F. Wayne Campbell	54	Vice President, Exploration
Randall D. Cooley	51	Vice President, Chief Financial Officer and Treasurer
Philip D. Devlin	61	Vice President, General Counsel and Secretary
Rick L. Kirby	51	Vice President, Drilling and Production
R. Kent Lueders	49	Vice President, Engineering and Corporate Development
Lori K. Mauk	45	Vice President, Marketing
David V. Rigsby	54	Vice President, Land
Jenny V. Robins	52	Vice President, Non-Operational Properties
Directors
      Bob G. Alexander. Mr. Alexander has served as our President and Chief Executive Officer since January 2006 and our Chairman of the Board since February 2006. Mr. Alexander, a founder of Alexander Energy Corporation, was appointed to the Board of Directors of National Energy Group when Alexander Energy Corporation merged into National Energy Group on August 29, 1996. He was appointed President and Chief Executive Officer of National Energy Group on November 23, 1998. From 1980 until the merger, he served as Chairman of the Board, President and Chief Executive Officer of Alexander Energy Corporation. From 1976 to 1980, he served as Vice President and General Manager of the Northern Division of Reserve Oil, Inc. and President of Basin Drilling Corp., subsidiaries of Reserve Oil and Gas Company. Mr. Alexander earned a Bachelor of Science degree in Geological Engineering from the University of Oklahoma.
      Keith A. Meister. Mr. Meister has served as a director since December 2005. Since March 2006, Mr. Meister has served as Principal Executive Officer and Vice Chairman of the Board of American Property Investors, Inc., or API, the general partner of AREP. He also serves as a senior investment analyst of High River Limited Partnership, a company owned and controlled by Mr. Icahn, a position he has held since June 2002. Mr. Meister is also a Senior Investment Analyst of Icahn Management LP. He is also a director of Icahn Fund Ltd., which is the feeder fund of Icahn Partners Master Fund LP. Icahn Partners LP and Icahn Partners Master Fund LP are private investment funds controlled by Mr. Icahn. Mr. Meister served as President of API from August 2003 until July 2005. Mr. Meister served as Chief Executive Officer of API from August 2003 until March 2006. From March 2000 through 2001, Mr. Meister served as co-president of J Net Ventures, a venture capital fund that he co-founded, focused on investments in information technology and enterprise software businesses. From 1997 through 1999, Mr. Meister served as an investment professional at Northstar Capital Partners, an opportunistic real estate investment partnership. Prior to Northstar, Mr. Meister served as an investment analyst in the investment banking group at Lazard Freres. He also serves on the Boards of Directors of the following companies: XO Communications, Inc., a telecommunications company that is majority-owned by various entities controlled by Mr. Icahn, BKF Capital Group, Inc., a NYSE-listed investment management firm, and ADVENTRX Pharmaceuticals, Inc., an AMEX-listed biopharmaceutical company. Since December 2003, Mr. Meister has served as a director of American Entertainment Properties Corp., which is an indirect subsidiary of AREP which is engaged in the gaming industry. Mr. Meister received an A.B. in government, cum laude, from Harvard College in 1995.

Executive Officers
      The following biographies describe our executive officers who are not also directors:
      F. Wayne Campbell. Mr. Campbell has served as our Vice President, Exploration since February 2006. Mr. Campbell was appointed Vice President, Exploration for National Energy Group in October 2001. Effective with the August 1996 merger with Alexander Energy Corporation, he was appointed Chief Geologist of National Energy Group. Previously, from 1980 until the merger, he was Chief Geologist for Alexander Energy Corporation. From 1976 until 1980, he served as Senior Geologist for the Northern Division of Reserve Oil, Inc. Mr. Campbell earned his Bachelor of Science degree in Geology from Oklahoma State University. He is certified as a petroleum geologist by the American Association of Petroleum Geologists and the States of Arkansas and Texas.
      Randall D. Cooley. Mr. Cooley has served as our Vice President and Chief Financial Officer since January 2006 and our Treasurer since February 2006. Mr. Cooley joined National Energy Group in April 2001 as Vice President and Chief Accounting Officer and in March 2003, was appointed Vice President and Chief Financial Officer of National Energy Group. From 1989 until 2001, Mr. Cooley was Vice President, Controller and Chief Financial Officer for Shana Petroleum Company. He began his career in 1978 with Pennzoil Oil Company in Houston. From 1980 until 1984, he worked in public accounting and from 1984 until 1989, he was controller for Rebel Drilling Company and Wildcat Well Service. Mr. Cooley earned a Bachelor of Science in Business Administration, with a major in Accounting, from the University of Southern Mississippi and is a Certified Public Accountant in the State of Mississippi.
      Philip D. Devlin. Mr. Devlin has served as our Vice President, General Counsel and Secretary since February 2006. Mr. Devlin joined National Energy Group in March 1997 as Vice President, General Counsel and Secretary. From October 1994 through February 1997, he served as President and Chief Executive Officer of Sunrise Energy Services, Inc., a publicly-held natural gas marketing company. From September 1984 through October 1994, he served as Executive Vice President, General Counsel and Secretary of Sunrise Energy Services, Inc. He is licensed by the State Bar of Texas, admitted to practice before the Supreme Court of the United States and is a past President and Director of the Natural Gas and Electric Power Association of North Texas. Mr. Devlin earned a Bachelor of Arts degree and a Master of Arts degree from the University of California, and a Juris Doctor degree with honors from California Western School of Law, San Diego, California.
      Rick L. Kirby. Mr. Kirby has served as our Vice President, Drilling and Production since February 2006. Mr. Kirby was appointed Vice President, Drilling and Production for National Energy Group in September 2000. From 1998 until September 2000, he served as Director of Operations for National Energy Group. He joined National Energy Group in November 1996 as Group Manager of Offshore Operations. From 1991 to 1996, he served as a Senior Offshore Engineer for Enserch Exploration, Inc. and PG&E Resources. From 1977 to 1991, he held various engineering and management positions with Louisiana Land and Exploration, C&K Petroleum and Amoco Production Company. Mr. Kirby earned a Bachelor of Science degree in Petroleum Engineering from the University of Oklahoma in 1977.
      R. Kent Lueders. Mr. Lueders has served as our Vice President, Corporate Development since February 2006. Mr. Lueders joined National Energy Group as Director of Corporate Development in April 1998 and was appointed to Vice President of National Energy Group in September 1998. He was Manager of Acquisitions for Merit Energy from 1996 until he joined National Energy Group in April 1998. He also worked as a consulting evaluation engineer for RK Engineering from 1994 through 1996. Prior to this, he was the Product Line Manager with Munro Garrett International from 1993 to 1994. From 1982 to 1993, he was Manager of Engineering Services for Pacific Enterprises Oil Company (USA) where he managed the reserves, budget and engineering systems. He began his career with Amoco Production Company in 1979 as an engineer working East and West Texas. Mr. Lueders earned a Bachelor of Science degree in Petroleum Engineering from the University of Missouri at Rolla in 1979.
      Lori K. Mauk. Ms. Mauk has served as our Vice President, Marketing since February 2006. Ms. Mauk was appointed Vice President, Marketing for National Energy Group in September 2000. From 1997 until her appointment to Vice President, she served as Marketing Manager for National Energy Group. Effective with the August 1996 merger of Alexander Energy Corporation into the Company, she became Coordinator of Marketing. From 1992 to August 1996, she was Marketing Manager for Alexander Energy Corporation. From 1980 to 1996, she served as Marketing Manager and Assistant Supervisor of Revenue for Petroleum Investments, Ltd. and its parent company Bradmar Petroleum Corporation. Ms. Mauk studied Mathematics and Engineering at Rose State College.
      David V. Rigsby. Mr. Rigsby has served as our Vice President, Land since February 2006. Mr. Rigsby joined National Energy Group in June 1998 as District Landman and in September 2000 was appointed Vice President, Land. Mr. Rigsby has 32 years of experience working in the energy industry including the areas of exploration, production, acquisitions and divestitures. From 1996 until he joined National Energy Group in 1998, he served as Senior Staff Landman for Lyco Energy Corporation. Previously, he worked as an independent land consultant for Hunt Oil Corporation from 1993 to 1996. He also held various landman and land manager positions for Pacific Enterprises Oil Company (USA) from 1977 through 1993. He began his career with Texaco, Inc. in 1974 as an associate landman. He earned a Bachelor of Science degree in Business Administration from the University of Tulsa in 1974.
      Jenny V. Robins. Ms. Robins has served as our Vice President, Non-Operational Properties since February 2006. Ms. Robins joined National Energy Group in May 2001 as Manager, Reservoir Engineering and in June 2004, was appointed Vice President, Non-Operational Properties and Manager of Reservoir Engineering. From 1997 until 2000, Ms. Robins was Director of Capital Budgeting for Pioneer Natural Resources, Inc. From 1995 to 1997 she was Manager of Reservoir Engineering for Pioneer Natural Resources, Inc. and Mesa Petroleum. From 1983 to 1995, she held various engineering and management positions with Arco Oil and Gas and Vastar Resources. Ms. Robins earned a Bachelor of Science degree in Petroleum Engineering from Texas A&M University in 1983.
Composition of Board of Directors; Election and Removal of Directors
      Upon completion of the offering, our board of directors will consist of                     members. Following the phase-in period permitted under those rules, we intend to rely initially upon the controlled company exemption from rules that would otherwise require that a majority of the members of our board will be independent directors. Following the phase-in period, our board of directors will consist of                     members,                     of which will be independent.
      In accordance with our bylaws, the number of directors comprising our board of directors will be determined from time to time by our board of directors. Each director is to hold office until his or her successor is duly elected and qualified. Directors will be elected for a term that will expire at the annual meeting of stockholders immediately succeeding their election. Directors may be removed from office with or without cause by the affirmative vote of the holders of at least a majority of the voting power of all then-outstanding shares of our capital stock that are entitled to vote generally in the election of our directors.
      Our bylaws provide that in the case of any vacancies among the directors such vacancy will be filled with a candidate approved by the vote of a majority of the remaining directors. The ability of the remaining directors to fill vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. At any meeting of our board of directors, a majority of the total number of directors then in office will constitute a quorum for all purposes.
Board Committees
      We expect to be a “controlled company” following this offering. We intend to use exemptions available to us under the corporate governance listing standards of the NYSE. In that circumstance, we expect that we would have an audit committee but we would not have a compensation committee and a nominating/ governance committee.
      Audit Committee. Our audit committee’s primary function is to oversee our accounting and financial reporting processes and our systems of internal accounting and financial controls, select and retain our independent auditors and facilitate communication among the independent auditors, management and our board of directors. Among other things, the audit committee:

•	is responsible for the appointment, compensation and retention of our independent auditors and reviews and evaluates the auditors’ qualifications, independence and performance;

•	oversees the auditor’s audit work and reviews and pre-approves all audit and non-audit services to be performed by the auditors;

•	reviews and approves the planned scope of our annual audit; and

•	reviews our financial statements and discusses with management and the independent auditors the results of the annual audit and the review of our quarterly financial statements.
      Our audit committee is comprised of Messrs.                     (chair),                     and                     . Our board of directors has determined that Mr.                     qualifies as an “audit committee financial expert” as defined under the rules of the SEC.
Compensation Committee Interlocks and Insider Participation
      None of our executive officers serves as a member of the board of directors or compensation committee of any entity of which an executive officer serves as a member of our board of directors.
Codes of Ethics
      We have adopted Corporate Governance Guidelines, a Code of Business Conduct and Ethics and a Code of Ethics for all executive officers. These documents will be available in print to any stockholder requesting a copy in writing from our corporate secretary at our executive offices set forth in this prospectus.
Director Compensation
      Directors who are not employees are entitled to receive an attendance fee of $          in respect of each board meeting attended in person, $          in respect of each committee meeting attended in person and $          in respect of each meeting attended by phone. Directors also receive an annual fee of $     . Non-employee directors are reimbursed for out-of-pocket expenses incurred in connection with attending meetings of the board of directors. In addition, non-employee directors are entitled to receive options to acquire shares of our common stock under our stock option plan based on our performance. The chair of the audit committee also receives an annual fee of $          .
Executive Compensation
      The following tables set forth the cash compensation paid by National Energy Group to our Chief Executive Officer and each of our next four most highly compensated executive officers whose cash compensation exceeded $100,000 for the fiscal year ended December 31, 2005 and whose base salary plus bonus equaled or exceeded $100,000.
Summary Compensation Table

		Annual Compensation(1)		Long Term Compensation* Awards

			Awards	Restricted Stock	Securities	All Other
Name and Principal Position	Year	Salary ($)	Bonus ($)	Awards ($)	Underlying Options	Compensation

Bob G. Alexander	2005	$350,000	$250,000	—	—	$9,000	(2)
Chairman of the Board,	2004	300,000	175,000	—	—	8,000	(2)
President and Chief	2003	300,000	150,000	—	—	6,000	(2)
Executive Officer
F. Wayne Campbell	2005	$152,083	$45,000	—	—	$7,604	(3)
Vice President,	2004	110,000	45,000	—	—	5,500	(3)
Exploration	2003	101,250	15,000	—	—	5,062	(3)
Randall D. Cooley	2005	$184,000	$70,000	—	—	$8,512	(4)
Vice President, Chief	2004	154,000	55,000			7,700	(4)
Financial Officer and Treasurer	2003	135,083	24,000	—	—	6,000	(4)
Philip D. Devlin	2005	$200,000	$80,000	—	—	$9,000	(5)
Vice President, General	2004	200,000	70,000			8,000	(5)
Counsel and Secretary	2003	186,000	25,000	—	—	6,708	(5)
Rick L. Kirby	2005	$156,800	$56,000	—	—	$7,840	(6)
Vice President, Drilling	2004	135,300	56,000	—	—	6,765	(6)
and Production	2003	124,538	15,000	—	—	6,000	(6)

*	We have no Long Term Compensation awards to report for 2003, 2004 or 2005.

(1)	Excludes the aggregate, incremental cost to us of perquisites and other personal benefits, securities or property, the aggregate amount of which, with respect to the named individual, does not equal or exceed the lesser of $50,000 or 10% of reported annual salary and bonus for such person.

(2)	Mr. Alexander received $6,000, $8,000 and $9,000 in matching funds contributed by us to the 401(k) plan during 2003, 2004 and 2005, respectively.

(3)	Mr. Campbell received $5,062, $5,500 and $7,604 in matching funds contributed by us to the 401(k) plan during 2003, 2004 and 2005 respectively.

(4)	Mr. Cooley received $6,000, $7,700 and $8,512 in matching funds contributed by us to the 401(k) plan during 2003, 2004 and 2005, respectively.

(5)	Mr. Devlin received $6,708, $8,000 and $9,000 in matching funds contributed by us to the 401(k) plan during 2003, 2004 and 2005, respectively.

(6)	Mr. Kirby received $6,000, $6,765 and $7,840 in matching funds contributed by us to the 401(k) plan during 2003, 2004 and 2005, respectively.
Equity Incentive Plan
      Prior to the consummation of this offering, we plan to adopt the 2006 NEG, Inc. Equity Incentive Plan, which we refer to as the equity incentive plan. The purpose of the equity incentive plan is to promote our long-term growth and profitability by providing our people with incentives to improve stockholder value and contribute to our growth and financial success. We believe the plan will assist us in attracting, retaining and rewarding the best available people.
      Awards. The equity incentive plan will provide for the following types of awards to our employees, officers, directors and consultants:

•	incentive and nonstatutory stock options;

•	stock appreciation rights;

•	phantom stock awards;

•	performance awards; and

•	other stock-based awards.
      Shares Subject to the Equity Incentive Plan. Subject to adjustment as provided below, no more than an aggregate of                      shares of our common stock, plus the number of any shares surrendered to us in connection with any award, may be issued under the equity incentive plan. In addition, no person may receive awards for more than                      shares of common stock in any one year. In the event of future stock dividends, spin-offs, split-ups, recapitalizations, mergers, consolidations, business combinations, exchanges of shares and the like (other than a cash dividend), the board of directors, in its discretion, will be able to make such substitution or adjustment as it deems equitable as to (1) the number or kind of shares or other securities issued or reserved for issuance pursuant to the equity incentive plan or pursuant to outstanding awards, (2) the option price or exercise price of any stock appreciation right, and/or (3) any other affected terms of such awards.
      Eligibility. Any of our employees, officers, directors, or consultants or those of any of our affiliates will be eligible to participate in the equity incentive plan. In each case, the board of directors will select the actual grantees.
      Limitations. No award may be granted under the equity incentive plan after the 10th anniversary of its commencement. Awards granted prior to the termination may extend beyond the termination date of the equity incentive plan.
      Plan Administration. The equity incentive plan will be administered by the board of directors. Any decision in respect of the interpretation and administration of the equity incentive plan will lie within the sole and absolute discretion of the board of directors. The board may also appoint a committee to exercise all or some of its authority under the equity incentive plan.
      The following is a summary of the types of awards that we may grant under our equity incentive plan.
      The board of directors may grant options to purchase shares of our common stock intended to qualify as incentive stock options under the Internal Revenue Code and options that do not qualify as incentive stock options. The exercise price of each option will be determined by the board of directors, but the exercise price of any incentive stock option may not be less than the fair market value of our common stock on the date of grant.
      The term of each option will be fixed by the board of directors, but the term of any incentive stock option may not exceed 10 years from the date of grant as indicated above. The board of directors will determine the vesting of each option and the period of time, if any, after retirement, death, disability or termination of employment during which options may be exercised. Options may vest in installments. The vesting of options may be accelerated by the board of directors.
      To exercise an option, the optionee must pay the exercise price in full either in cash or cash equivalents or by delivery of shares of common stock already owned by the optionee. The exercise price may also be paid in a broker-assisted-cashless exercise.
      The board of directors may grant a right to receive the appreciation of a number of shares over a period of time specified by the board of directors. This appreciation will be paid either in equity, cash or a combination of equity and cash. The board of directors may grant these stock appreciation rights alone or in connection with stock options. Upon exercise of a stock appreciation right that is related to a stock option, the holder will surrender the option for the number of shares as to which the stock appreciation right is exercised and will receive payment of an amount computed as described in the stock appreciation right award. A stock appreciation right granted in connection with a stock option will usually be exercisable at the time or times, and only to the extent that, the related stock option is exercisable and will not be transferable except to the extent the related option is transferable.

      The board of directors may also award shares of our common stock to participants. These stock awards may be conditioned on the achievement of performance goals and/or continued employment with us through a specified restriction period. If the performance goals and any other restrictions are not attained, the holder will forfeit his or her restricted shares. The board of directors may also grant shares of common stock that are free from any restrictions under the equity incentive plan. Unrestricted shares of common stock may be issued to participants in recognition of past services or in lieu of cash compensation. The purchase price, if any, for shares of our common stock under stock awards will be determined by the board of directors.
      The board of directors may also grant phantom stock awards to participants. These awards are contractual rights that are equivalent in value to, but not actual shares of, our common stock. Phantom stock awards may be conditioned on the achievement of performance goals and/or continued employment with us through a specified date. The board of directors will determine the time or times when a participant will be paid the value of the phantom stock award, and the payment may be in cash, in shares of our common stock or in a combination of cash and common stock. Because phantom stock awards are not actual shares of our common stock, they do not have any voting rights.
      The board of directors may also grant performance stock awards to receive shares of our common stock upon achievement of performance goals and other conditions determined by the board of directors.
      The board of directors is authorized to grant to participants other awards that may be based on or related to our common stock or other securities. These could include: convertible or exchangeable debt securities; other rights convertible or exchangeable into shares; purchase rights for shares or other securities; and incentive awards with value and payment contingent upon performance.
      The board of directors will determine whether other stock-based awards will be paid in our common stock, other securities, cash or a combination of these mediums.
      Transferability. Unless otherwise determined by the board of directors, awards granted under the equity incentive plan are not transferable other than by will or by laws of descent or distribution.
      Amendment and Termination. The board of directors may amend, alter or terminate the equity incentive plan in any respect at any time, but no amendment may (i) increase the number of shares available under the plan without the approval of our stockholders (except for adjustments in such amounts in connection with stock splits, reorganizations, mergers and similar transactions) or (ii) diminish any of the rights of a participant under any awards previously granted, without his or her consent.
Indemnification
      We maintain directors’ and officers’ liability insurance. Our certificate of incorporation and bylaws include provisions limiting the liability of directors and officers and indemnifying them under certain circumstances.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
NEG Oil & Gas Operating Agreement
      See “Description of Capital Stock — Description of NEG Oil & Gas Operating Agreement.”
Merger of National Energy Group with and into NEG
      On December 7, 2005, National Energy Group, NEG Oil & Gas, we and, for certain purposes only, AREP, entered into an agreement and plan of merger, pursuant to which National Energy Group will merge with and into us and we will be the surviving corporation. The merger is conditioned upon, and will close substantially concurrent with, the closing of this offering.
      In the merger, the outstanding shares of National Energy Group common stock, including those held by NEG Oil & Gas, will be converted into fully-paid and non-assessable shares of our common stock based upon an exchange ratio. The exchange ratio is subject to adjustment and is currently calculated based upon the assumption that the combined or combined entities will have net indebtedness of approximately $500.0 million at the time of the merger and will be subject to adjustment to the extent that the actual amount of net indebtedness at such time is less than or greater than $500.0 million. Cash in lieu of fractional shares will be paid.
      Giving effect to the merger, but without taking into account the issuance of shares in this offering or the exchange by AREP of a           % membership interest in, or assets of, NEG Oil & Gas for shares of our common stock, AREP, as the 50.01% owner of National Energy Group, will receive a number of shares of our common stock such that AREP will own 3.996% of the economic interest of NEG Oil & Gas and the public stockholders of National Energy Group will receive an aggregate number of shares of our common stock such that they will own 3.994% of the economic interest of NEG Oil & Gas. Including AREP’s existing membership interest in NEG Oil & Gas, AREP will own a total of 96.006% of the economic interest of NEG Oil & Gas. As a result of the merger, we will become the owner of the membership interest in NEG Holding which is currently owned by National Energy Group. We will contribute the membership interest in NEG Holding to NEG Oil & Gas, which, together with the interest in NEG Holding which is already owned by NEG Oil & Gas, will result in NEG Oil & Gas becoming the sole owner of NEG Holding.
Acquisitions
      National Energy Group. In October 2003, pursuant to a purchase agreement dated as of May 16, 2003, AREP acquired certain debt and equity securities of National Energy Group from Arnos and High Coast, affiliates of Mr. Icahn, for an aggregate consideration of approximately $148.1 million, plus approximately $6.7 million of accrued interest on the debt securities. The securities acquired were $148.6 million in principal amount of 10 3/4 % senior notes, representing all of National Energy Group’s then outstanding debt securities, and 5,584,044 shares of common stock of National Energy Group. As a result of this transaction and the acquisition by AREP of additional shares of common stock of National Energy Group, AREP currently beneficially own 50.01% of the outstanding common stock of National Energy Group. The remaining shares of common stock of National Energy Group are publicly held.
      TransTexas Gas Corporation. On December 6, 2004, AREP purchased from Thornwood Associates, an affiliate of Mr. Icahn, $27.5 million aggregate principal amount of term notes issued by TransTexas, representing 100% of the debt of TransTexas. The purchase price for the term notes was approximately $28.3 million, which equals the principal amount of the notes plus accrued but unpaid interest.
      On April 6, 2005, AREP acquired, for $180.0 million in cash, TransTexas in a merger in which National Onshore LP, a wholly owned subsidiary of AREP, was the surviving entity. TransTexas was owned by Highcrest Investors, an affiliate of Mr. Icahn.

      AREP contributed National Onshore and the TransTexas note, but not the accrued but unpaid interest, to NEG Oil & Gas on June 30, 2005.
      Panaco, Inc. On December 6, 2004, AREP, pursuant to a membership interest purchase agreement and related assignment and assumption agreement by and among AREP Oil & Gas, as purchaser, and Arnos, High River and Hopper Investments, each an affiliate of Mr. Icahn, as sellers, purchased all of the membership interests of Mid River. The assets of Mid River consisted of $38.0 million principal amount of term loans of Panaco, representing 100% of the outstanding debt of Panaco. The purchase price for all of the membership interests of Mid River was approximately $38.2 million, which equaled the then outstanding principal amount of the notes plus accrued but unpaid interest.
      On June 30, 2005, AREP acquired Panaco for 4,310,345 of its depositary units, valued at approximately $125.0 million, in a merger in which National Offshore LP, a wholly owned subsidiary of AREP was the surviving entity. The equity of Panaco was owned by Highcrest Investors and Arnos. AREP contributed National Offshore and the Panaco note, but not the accrued but unpaid interest, to NEG Oil & Gas on June 30, 2005.
      NEG Holding LLC. On June 30, 2005, AREP acquired the managing membership interest in NEG Holding from Gascon Partners, an affiliate of Mr. Icahn, in consideration of 11,344,828 depositary units of AREP, valued at approximately $320.0 million. The managing membership interest acquired by AREP constituted all of the membership interests other than the membership interest owned by National Energy Group, AREP’s interest in NEG Holding was contributed to NEG Oil & Gas on June 30, 2005.
      Each of the purchases of TransTexas, Panaco and NEG Holding was separately approved by AREP’s audit committee. AREP’s audit committee was advised as to each transaction by independent financial advisors and legal counsel.
NEG Oil & Gas Revolving Credit Facility
      On December 22, 2005, NEG Oil & Gas entered into a revolving credit facility, dated as of December 20, 2005, with Citicorp USA, Inc., as Administrative Agent, Bear Stearns Corporate Lending Inc., as Syndication Agent, and certain other lender parties.
      Under the revolving credit facility, NEG Oil & Gas will be permitted to borrow up to the lesser of $500.0 million or the borrowing base. Borrowings under the revolving credit facility will be subject to a borrowing base determination based on the oil and gas properties of NEG Oil & Gas and its subsidiaries and the reserves and production related to those properties. The initial borrowing base is set at $335.0 million and will be subject to semi-annual redeterminations, based on engineering reports to be provided by NEG Oil & Gas by March 31 and September 30 of each year, beginning March 31, 2006. Obligations under the revolving credit facility are secured by liens on all of the assets of NEG Oil & Gas and its wholly-owned subsidiaries. The revolving credit facility has a term of five years and all amounts will be due and payable on December 20, 2010. Advances under the revolving credit facility will be in the form of either base rate loans or Eurodollar loans, each as defined.
      NEG Oil & Gas used the proceeds of the initial $300.0 million borrowing to (1) purchase the existing obligations of its indirect subsidiary, NEGO, from the lenders under NEGO’s credit facility with Mizuho Corporate Bank, Ltd., as administrative agent, (2) repay a loan of approximately $85.0 million by AREP used to purchase Minden Fields; (3) pay a distribution to AREP of $78.0 million, and (4) pay transaction costs.
NEG Operating Credit Facility
      On December 22, 2005, NEG Oil & Gas purchased the outstanding credit facility among Mizuho Corporate Bank Ltd, as Administrative Agent for the lenders, Bank of Texas, N.A. and the Bank of Nova Scotia, as co-agents for the lenders, and Bank of Texas, as collateral agent, and NEGO, or the Mizuho Facility. NEGO entered into an Amended and Restated Credit Agreement, dated as of December 20, 2005, with NEG Oil & Gas as the successor to the lenders under the Mizuho Facility and Citicorp USA, Inc. as collateral agent, or the NEGO credit facility. By purchasing the Mizuho Credit Facility, NEG Oil & Gas is the successor in interest to pledge agreements and irrevocable proxies dated as of December 29, 2003 signed by each of NEG Holding, NEGO and National Energy Group in favor of the lenders under the Mizuho Facility, or the pledge agreements, providing for pledges of the equity interest in NEG Holding, in the case of National Energy Group, the equity interest in NEGO, in the case of NEG Holding, and the oil and natural gas properties, equipment, inventory, contracts, fixtures and proceeds related to its oil and natural gas business of NEGO. NEG Oil & Gas pledged all of its rights under the NEGO credit facility, including the collateral securing NEGO’s obligations under that facility, to the lenders under the NEG Oil & Gas revolving credit facility.
      The NEGO credit facility provides for a loan commitment amount of up to $180 million, including a letter of credit commitment of up to $1.0 million, subject to certain borrowing base and other limitations thereunder. At December 22, 2005, NEGO owed approximately $131.0 million under the NEGO credit facility and had no outstanding letters of credit issued thereunder. We expect that the NEGO credit facility will be terminated upon completion of the merger and borrowings under it will be consolidated under the NEG Oil & Gas revolving credit facility.
National Energy Group Credit Facility
      Effective December 22, 1998, National Energy Group’s then existing credit facility and related $25.0 million outstanding balance was assigned jointly by Bank One Texas, N.A. and Credit Lyonnais New York Branch Bank to Arnos, an affiliate of Mr. Icahn. In January 2001, National Energy Group paid the $25 million outstanding balance owed under the credit facility, but in August 2001 borrowed $10.9 million which was used to redeem a portion of National Energy Group’s 10 3/4 % senior notes and related interest in the amount of $21.2 million. On March 26, 2003, NEG Holding distributed the $10.9 million note outstanding under the existing credit facility to National Energy Group as a priority amount distribution. Also, on March 26, 2003 National Energy Group, Arnos and NEGO entered into an agreement to assign the existing credit facility to NEGO, thereby canceling all outstanding balances due under the credit facility. Effective with this assignment, Arnos amended the credit facility to increase the revolving commitment to $150.0 million, increase the borrowing base to $75.0 million and extend the revolving due date until June 30, 2004. Concurrently, Arnos extended a $42.8 million loan to NEGO under the amended credit facility. NEGO then distributed $42.8 million to NEG Holding which, thereafter, made a $40.5 million priority amount distribution and a $2.3 million guaranteed payment to National Energy Group. National Energy Group utilized these funds to pay the entire amount of the reinstated interest and interest accrued thereon outstanding on March 27, 2003.
Sharing of Financial and Other Information
      We will agree that, for so long as AREP owns shares of our common stock or a membership interest in NEG Oil & Gas, we will provide AREP with quarterly and annual historical financial information needed by AREP to issue its own earnings releases and public filings. We further agree that, for so long as AREP owns more than 20% of the voting power of our outstanding stock (or is required to account for its investment in us and in NEG Oil & Gas on a consolidated basis or under the equity method of accounting), we will not, unless required by law, select, without AREP’s prior written consent, an accounting firm to serve as our independent registered accounting firm different than AREP’s independent registered accounting firm. We also will agree to use commercially reasonable efforts to enable our independent registered accountants to complete their audit such that they will date their opinion with respect to our annual financial statements on the same date that AREP’s independent registered accountants date their opinion on AREP’s audited annual financial statements and enable it to meet its timetable for filing and public dissemination of annual reports required by the rules and regulations of the SEC, the NYSE, or such other exchange or automated quotation system on which AREP’s securities are listed or by other requirements to which AREP is subject, including indentures governing its debt securities. We will provide AREP with information requested by AREP in connection with its press release and public filings and advance notice of all meetings to be held by us with financial analysts. We also will agree to issue our quarterly and annual earnings releases and file our quarterly and annual reports with the SEC immediately following the time that AREP issues its quarterly and annual earnings releases and files its quarterly and annual reports with the SEC. For so long as AREP owns more than 20% of the voting power of our outstanding stock (or is required to account for its investment in us and NEG Oil & Gas on a consolidated basis or under the equity method of accounting), in addition to the items described above, we will agree to provide AREP with monthly historical financial information, access to our books and records so that it may conduct audits of our financial statements, notice of any proposed material changes in our accounting estimates or discretionary accounting principles, a quarterly representation of our chief executive officer and our chief financial or accounting officer as to the accuracy and completeness of our financial and accounting records and copies of correspondence with and reports submitted by our accountants.
      We also will agree, for so long as AREP owns more than 20% of the voting power of our outstanding stock (or is required to account for its investment in us and NEG Oil & Gas on a consolidated basis or under the equity method of accounting), to conduct our strategic and operational review process on the same schedule on which AREP conducts its strategic and operational review process.
      We and AREP also will agree with respect to the mutual sharing of information between us and AREP in order to comply with reporting, filing, audit or tax requirements, for use in judicial proceedings, and in order to comply with our respective obligations after the completion of this offering. We will also agree to provide mutual access to historical records relating to businesses that may be in our possession.
Tax Agreement; Tax Benefit Note
      AREP will be able to exchange its membership units of NEG Oil & Gas for shares of our common stock. The exchanges may result in increases in the tax basis of the tangible and intangible assets of NEG Oil & Gas attributable to our acquired interest in NEG Oil & Gas that otherwise would not have been available. These increases in tax basis may reduce the amount of tax that we would otherwise be required to pay in the future, although the IRS may challenge all or part of that tax basis increase, and a court could sustain such a challenge.
      We will enter into a tax agreement with AREP that will provide for the payment by us to AREP of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we realize as a result of these increases in tax basis, if any, and of tax benefits attributable to payments under the tax agreement. We will also be required to pay AREP interest on any amounts due under the tax agreement, calculated from the unextended due date of our tax return for any year in which a tax benefit is realized until payment is made. Since we may not be able to file our tax returns by their unextended due dates, interest may be payable for those years, if any, in which we realize a tax benefit. To the extent our tax savings from the basis increases exceed the amount payable under the tax agreement, we expect to benefit from such tax savings.
      We will have the right to liquidate payments due under the tax agreement from time to time for an amount based on an agreed value of certain payments remaining to be made under the tax agreement at such time. While the actual amount and timing of any payments under this agreement will vary depending upon a number of factors, including the timing of exchanges, the extent to which such exchanges are taxable and the amount and timing of our income, we expect that, as a result of the size of the increases in the tax basis of the tangible and intangible assets of NEG Oil & Gas attributable to our interest in NEG Oil & Gas, during the expected term of the tax agreement, the payments that we may make to AREP could be substantial. If AREP’s exchangeable membership units had been effectively exchanged in a taxable transaction for common stock at the time of the closing of this offering, the net increase in the tax basis attributable to our interest in NEG Oil & Gas would have been approximately $                    , assuming an initial offering price of $                    per share of common stock (the midpoint of the range of initial public offering prices set forth on the cover of this prospectus). Any actual increase in tax basis will depend upon, among other factors, the price of shares of our common stock at the time of the exchange and the extent to which such exchanges are taxable and, as a result, could differ materially from this amount. Our ability to achieve benefits from any increase, and the amount of any payments to be made under this agreement, will depend upon a number of factors, as discussed above, including the ability to claim deductions for depletion, depreciation or amortization in respect of such basis increase, the timing and amount of our future income, and the extent to which properties to which such basis increase relates are sold.
      In addition, if the IRS successfully challenges all or part of the tax basis increase or the depreciation or amortization of such basis increase, under certain circumstances, we could make payments to AREP under the tax agreement in excess of our actual cash tax savings. However, under no circumstances will we receive any reimbursements from AREP of amounts previously paid by us under the tax agreement.
      In addition to payments which may be due to AREP under the tax agreement, substantially concurrent with the closing of this offering we will become obligated to AREP on a promissory note in the principal amount of $                    . The note will bear interest at the rate of                     % per annum, accruing monthly, but not payable until maturity, and will be payable March 31, 2011.
      The principal amount of the note is intended to approximate the expected present value to us of certain tax benefits which could potentially result from (1) the exchange by AREP of a portion of its membership interest, or assets of, in NEG Oil & Gas for shares of our common stock, and (2) the distribution to AREP of approximately $                     in cash and assumption of liabilities by NEG Oil & Gas. It is expected that these transactions will cause our share of the tax basis of certain properties in the hands of NEG Oil & Gas to be greater than the basis of those properties in the hands of AREP prior to the transactions. That additional basis will likely result in tax benefits to us, such as additional depletion or depreciation deductions, in the future.
      In calculating the amount of the note, we have made certain assumptions as to the availability of, and our ability to utilize, such tax benefits. However, there can be no assurance that the expected tax benefits will in fact be available or that we will be able to utilize them in accordance with these assumptions. If the tax benefits are not available, or if we are not able to utilize them in accordance with the assumptions, we will nonetheless be obligated to make payments of principal and interest on the note in accordance with its terms.
Management Agreement between NEG Oil & Gas and Us
      The management and operation of NEG Oil & Gas will be undertaken by us pursuant to a management agreement. NEG Oil & Gas will not have any employees and NEG’s employees will conduct all of the day to day operations of NEG Oil & Gas’ oil and natural gas properties. We also will serve as the managing member of NEG Oil & Gas and will control the strategic direction of NEG Oil & Gas’ oil and natural gas business, including drilling and capital investments, acquisitions and dispositions and capital raising activities. The management agreement will provide for NEG Oil & Gas to reimburse us for all of our cash expenses. These may include, without limitation, in addition to the expenses associated with employees, fees and other compensation to be paid to our directors, insurance premiums, legal and accounting fees and expenses, and SEC and NYSE fees, including all such expenses or fees incurred in connection with issuances of securities or other transactions.
Management Agreements between National Energy Group and each of NEGO, National Onshore and National Offshore
      National Energy Group has managed the operations of each of NEG, National Onshore and National Offshore pursuant to managements agreements.
      National Energy Group entered into the management agreement with NEGO on May 1, 2001. Pursuant to the NEGO management agreement, it conducts the day-to-day operations of NEGO’s oil and gas assets and business, for which it receives a monthly management fee equal to 115% of the actual direct and indirect administrative and reasonable overhead costs that it incurs in operating NEGO’s oil and natural gas properties. The NEGO management agreement terminates on the earlier of November 1, 2006 or such time as NEGO no longer owns any of the managed oil and gas properties.
      National Energy Group entered into the management agreement with National Onshore on August 28, 2003. Pursuant to the National Onshore management agreement, it receives a monthly fee of $312,500 in exchange for conducting the day-to-day management of National Onshore’s business. The National Onshore management agreement is terminable (1) upon 30 days written notice by National Onshore; (2) upon 90 days written notice by National Energy Group; or (3) as otherwise determined by the bankruptcy court.
      National Energy Group entered into the management agreement with National Offshore on November 16, 2004. Pursuant to the National Offshore management agreement, National Energy Group conducts the day-to-day operations of National Offshore for which it receives a monthly fee of 115% of the actual direct and indirect administrative overhead costs that we incur in operating and administering the National Offshore properties. The National Offshore management agreement is terminable (1) upon 30 days written notice by National Offshore; (2) upon 90 days written notice by National Energy Group; or (3) as otherwise determined by the bankruptcy court.

PRINCIPAL STOCKHOLDERS
      The following table sets forth information as of June 12, 2006, as to the beneficial ownership of shares of our common stock, after giving retroactive effect to our merger with National Energy Group, Inc. and this offering, in each case, by:

•	each person (or group of affiliated persons) known to us to beneficially own more than 5% of our common stock;

•	each named executive officer;

•	each of our directors; and

•	all of our executive officers and directors as a group.

      Unless otherwise noted below, the address of each beneficial owner listed in the table is c/o NEG, Inc., 1400 One Energy Square, 4925 Greenville Avenue, Dallas, Texas 75206.
      As of June 12, 2006, AREP owned our sole share of common stock outstanding and our sole share of class B common stock outstanding.
      The number of shares beneficially owned by each stockholder is determined under rules promulgated by the SEC and generally includes voting or investment power over the shares. The information does not necessarily indicate beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own.
      Under SEC rules, the number of shares of common stock deemed outstanding includes shares issuable upon conversion or exchange of other securities, as well as the exercise of options held by the respective person or group that may be exercised within 60 days after June 12, 2006. For purposes of calculating each person’s or group’s percentage ownership, shares of common stock issuable pursuant to stock options exercisable, or class B common stock exchangeable, within 60 days after June 12, 2006 are included as outstanding and beneficially owned for that person or group but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or group. The table below assumes the underwriters do not exercise their option to purchase additional shares.

Shares of Common Stock and Class B Common Stock
	Beneficially Owned After the Merger but Before This					Shares of Common Stock and Class B Common Stock
	Offering					Beneficially Owned After the Merger and This Offering

		Number of					Number of
		Class B					Class B
	Number of	Shares	Percentage		Percentage	Number of	Shares	Percentage		Percentage
	Shares of	Exchangeable	of	Percentage	Total	Shares of	Exchangeable	of	Percentage	Total
Name and Address of	Common	Into Common	Common	of Class B	Voting	Common	Into Common	Common	of Class B	Voting
Beneficial Owner	Stock	Stock(1)	Stock	Shares	Power(1)	Stock	Stock(1)	Stock	Shares	Power(1)

American Real Estate Partners, L.P.(2)		1		100.0			1		100.0
Bob G. Alexander		—		—			—		—
Keith A. Meister		—		—			—		—
F. Wayne Campbell		—		—			—		—
Randall D. Cooley		—		—			—		—
Philip D. Devlin		—		—			—		—
Rick L. Kirby		—		—			—		—
All current directors and executive officers as a group (10 persons)		—		—			—		—

* Less than one percent (1%)

(1)	Holders of our common stock and class B common stock will vote together as a single class on all matters. Each holder of our common stock will be entitled to one vote per share and AREP, as the holder of the only share of our class B common stock, will be entitled to the number of votes equal to the total number of shares of common stock issuable upon exchange of AREP’s membership interest in NEG Oil & Gas. The class B common stock is exchangeable at any time by AREP.

(2)	AREP indirectly owns these shares and may be deemed to be the beneficial owner thereof. All of the outstanding stock of the general partner of AREP and approximately 90.0% of its depositary units and 86.5% of its preferred units are owned by affiliates of Carl C. Icahn. Mr. Icahn, by virtue of his relationship to AREP, may be deemed to “beneficially own” (as that term is defined in Rule 13d-3 under the Exchange Act) these shares. Mr. Icahn disclaims beneficial ownership of such shares for all other purposes. AREP’s business address is 445 Hamilton Avenue, Suite 1210, White Plains Plaza, White Plains, NY 10601. Mr. Icahn’s business address is 767 Fifth Avenue, 47th Floor, New York, NY 10153. This amount includes shares of common stock issuable upon exchange of AREP’s membership interest in NEG Oil & Gas.

DESCRIPTION OF CAPITAL STOCK
      Our authorized capital stock consists of:

•	50 million shares of common stock, par value $.01 per share, of which shares will be issued and outstanding and shares will be reserved for issuance upon exchange, from time to time, by AREP of its membership interest in NEG Oil & Gas;

•	One share of class B common stock, par value $.01 per share, which is currently issued and outstanding; and

•	One million shares of preferred stock, par value $.01 per share, of which no shares will be issued and outstanding following the completion of this offering.
      The rights of our stockholders will be governed by Delaware law, our certificate of incorporation and our bylaws. The following is a summary of the material terms of our capital stock. For additional information regarding our capital stock, please refer to the applicable provisions of Delaware law, our certificate of incorporation and our bylaws.
Common Stock and Class B Common Stock
      Holders of our common stock and AREP, the only holder of our class B common stock, generally have identical rights and privileges, except as otherwise specified in this section.

Voting Rights
      Holders of our common stock and AREP, as the sole holder of our class B common stock, together will exclusively possess all voting rights and powers for election of directors and for all other purposes.
      Holders of our common stock and of our class B common stock will vote together as a single class on all matters with each holder of our common stock entitled to one vote per share of common stock and the holder of our class B common stock entitled to the number of votes equal to: (1) the total number of shares of common stock from time to time issuable upon conversion of its membership interests in NEG Oil & Gas at the close of business on the record date for the vote on the matter in question, divided by (2) the number of shares of class B common stock held by such holder.

Dividend and Liquidation Rights
      Subject to the rights of our holders of preferred stock, holders of our common stock will be entitled to receive dividends, when and as declared by the board of directors, out of funds legally available for the payment of dividends. The holder of our class B common stock is not entitled to the payment of dividends. As a Delaware corporation, we may pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which a dividend is declared and/or the preceding fiscal year. Section 170 of the Delaware General Corporation Law, or the DGCL, also provides that dividends may not be paid out of net profits if, after the payment of dividends, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets. The terms of NEG Oil & Gas’ credit facility and the indenture governing its senior notes restrict us from paying cash dividends on our common stock under certain circumstances.
      In the event of our liquidation, dissolution or winding-up, either voluntary or involuntary, after payment has been made in full to the holders of preferred stock of any amounts to which they may be entitled and subject to the rights of holders of preferred stock, holders of our common stock and the holder of our class B common stock will be entitled to share ratably, according to the number of shares held by the holder, an amount equal to the par value per share, as adjusted for stock splits, combinations and dividends. After payment of the par value, all of our remaining assets will be distributed to holders of our common stock, and the holder of our class B common stock will not be entitled to share in the distribution.

No Preemptive, Conversion or Redemption Rights
      Neither our common stock nor our class B common stock has any preemptive, conversion or exchange rights pursuant to our certificate of incorporation and neither is subject to further calls or assessment by us. There are no redemption, retraction, purchase for cancellation or sinking fund provisions applicable to the common stock or the class B common stock. For a discussion of AREP’s “top off” right. See “NEG Oil & Gas Operating Agreement.”
NEG Oil & Gas Operating Agreement
      Immediately following the offering, there will be                      membership units of NEG Oil & Gas issued and outstanding,                     % of which will be beneficially owned by us and                     % of which will be beneficially owned by AREP.
      Prior to this offering, AREP was the sole member of NEG Oil & Gas. After this offering, NEG will contribute to NEG Oil & Gas the gross proceeds of this offering in exchange for the managing membership interest in NEG Oil & Gas. The capital contribution made by AREP will be deemed to be equal to the valuation of NEG Oil & Gas, after deductions for debt and distributions made to AREP with the gross proceeds. It is anticipated that the membership interests of each member will be represented by units. Each unit owned by AREP will be exchangeable, at its option solely, from time to time and at any time for one share of our common stock.
      Generally, allocations of profits and losses, tax credits and cash distributions shall be in accordance with a member’s percentage interest, which will equal a member’s aggregate economic percentage interest in NEG Oil & Gas determined by dividing the number of membership units owned by a member by the number of all membership units owned by all members.
      The NEG Oil & Gas operating agreement generally provides that, to the extent cash is available, distributions will be made to each of AREP and us to allow each party to pay its taxes on income from operations of NEG Oil & Gas (based on certain assumptions). We call these tax distributions. Because of the manner in which these distributions are calculated, they may be other than in proportion to each party’s percentage interest. If that occurs, the member receiving less than its pro rata share based upon its percentage interest shall be entitled to receive priority distributions equal to the shortfall plus a cumulative return of           % per annum.
      The business, property and affairs of the NEG Oil & Gas will be managed under the direction of the managing member.
      The managing member will have the general power to manage or cause the management of NEG Oil & Gas, including the following powers:

•	to have developed and prepared a business plan each year which will set forth the operating goals and plans for NEG Oil & Gas;

•	to execute and deliver or to authorize the execution and delivery of contracts, deeds, leases, licenses, instruments of transfer and other documents in the ordinary course of business on behalf of NEG Oil & Gas;

•	to employ, retain, consult with and dismiss personnel;

•	to establish and enforce limits of authority and internal controls with respect to all personnel and functions;

•	to engage attorneys, consultants and accountants for NEG Oil & Gas; and

•	to develop or cause to be developed accounting procedures for the maintenance of NEG Oil & Gas’ books of account.
      The audit committee of the managing member will choose the auditors of NEG Oil & Gas.

      The members will vote in accordance with their respective percentage interests. However, AREP’s approval will be required for any amendment to provisions relating to (1) allocations of profit and loss, taxes or distributions of cash; (2) the exchangeability of its units for NEG common stock (including the exchange ratio): and (3) its “top off” right. AREP will also have certain consultation rights with respect to preparation of tax returns, tax elections and other tax matters.
      AREP will have the option, or a “top off right,” to purchase from NEG Oil & Gas units, or from NEG shares of NEG common stock or securities exchangeable for or convertible into NEG common stock on the same terms as it is being issued to third parties. The option will be exercisable upon issuance by NEG of additional shares of common stock or securities exchangeable for or convertible into NEG common stock and will be for such number of NEG Oil & Gas membership units, shares of common stock or other securities such that the total percentage voting power of AREP in NEG (including votes attributable to the class B common stock) upon completion of the issuances is not less than AREP’s voting power immediately preceding any such issuance.
Preferred Stock
      Our certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock of any number of shares, provided that the aggregate number of shares issued and not canceled in any and all such series shall not exceed the one million shares of authorized preferred stock. With respect to any series of preferred stock, our board of directors is authorized to issue one or more series of preferred stock, and in connection with such series, to determine the rights, preferences and powers of such series, including, without limitation, the following:

•	the designation of the series, the number of shares to constitute the series, which may be subsequently increased or decreased by the board, and the stated value of the series, if different than the par value;

•	whether or not the shares of the series will have voting rights or powers, full or limited, and, if any, the terms of the voting rights and powers;

•	the dividend rate of the series, the conditions and dates upon which the dividends will be payable, the preference or relation which the dividends will bear to the dividends payable on any other class or classes of stock, and whether the dividends will be cumulative or noncumulative;

•	whether the shares of the series will be subject to redemption by the corporation and, if made subject to such redemption, the times, prices and other terms, limitations, restrictions or conditions of such redemption;

•	the relative amounts, and the relative rights of preference, if any, of payment in respect of shares of the series, which holders of shares of the series will be entitled to receive upon liquidation, dissolution or winding-up of the corporation;

•	whether or not the shares will be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which the retirement or sinking fund will be applied to the purchase or redemption of the shares of the series for retirement or to other corporate purposes and the terms and provisions relative to operation of the retirement or sinking fund;

•	whether or not the shares of the series will be convertible into or exchangeable for shares of any other class, classes or series, or other securities, whether or not issued by the corporation, and if so convertible or exchangeable, the prices or rates of such conversion or exchange and the method of adjustments;

•	the limitations and restrictions, if any, to be effective while any shares of the series are outstanding upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption or other acquisition of the corporation or the common stock or any other class or classes of stock of the corporation ranking junior to the shares of such series either as dividends or upon liquidation, dissolution or winding-up;

•	the conditions or restrictions, if any, upon the creation of indebtedness of the corporation or upon the issuance of any additional stock (including additional shares of such series or of any other series or of any other class) ranking on a parity with or prior to the shares of such series as to dividends or distributions of assets upon liquidation, dissolution or winding-up; and

•	any other preference and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions on the rights.
      Except as otherwise required by law or by any stock exchange, the authorized shares of preferred stock and common stock will be available for issuance without further action by you.
      Although we have no intention at the present time of doing so, in the future we could issue a series of preferred stock that could impede the completion of a merger, tender offer or other takeover attempt. We will make any determination to issue preferred stock based on our judgment as to the best interests of our company and our stockholders. In so acting, we could issue preferred stock having terms that could discourage an acquisition attempt or other transaction that some, or a majority, of you might believe to be in your best interests or in which you might receive a premium for your common stock over the then-current market price of the common stock.
Authorized but Unissued Capital Stock
      Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of certain stock exchanges generally require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or then-outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future offerings, to raise additional capital or to facilitate acquisitions.
      One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at higher than prevailing market prices.
Options
      As of                     , options to purchase a total of                      shares of common stock were outstanding,                      of which are subject to lock-up agreements entered into with the Underwriters. Of the remaining                      option shares,                      will be eligible for sale immediately following the completion of the offering.
      The total number of shares of common stock that may be subject to the granting of options under the incentive plan shall be equal to                      shares of common stock.
Certain Provisions of Our Certificate of Incorporation and Bylaws

Amendment of the Bylaws
      Under Delaware law, the power to adopt, amend or repeal bylaws is conferred upon the stockholders. A corporation may, however, in its certificate of incorporation also confer upon the board of directors the power to adopt, amend or repeal its bylaws. Our certificate of incorporation and bylaws grant our board the power to adopt, amend and repeal our bylaws on the affirmative vote of a majority of the directors then in office. Our stockholders may also adopt, amend or repeal our bylaws by the holders of at least a majority of the voting power of all outstanding voting stock.

Special Stockholders’ Meetings
      Our bylaws provide that special meetings of the stockholders may be called only by the board, the chairman of the board or the president, and shall be called at the written request of holders of shares of outstanding stock with 10% or more of the voting power of all outstanding voting stock.

Board Vacancies to be Filled by Remaining Directors and Not Stockholders
      Our bylaws provide that any vacancies on our board will be filled by the affirmative vote of the majority of the remaining directors, even if such directors constitute less than a quorum, or by our stockholders.

Limitation of liability of directors
      Our certificate of incorporation provides that no director shall be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability as follows:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of laws;

•	for unlawful payment of a dividend or unlawful stock purchase or stock redemption; and

•	for any transaction from which the director derived an improper personal benefit.
      The effect of these provisions is to eliminate our rights and our stockholders’ rights, through stockholders’ derivative suits on our behalf, to recover monetary damages against a director for a breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

Requirements for Advance Notification of Stockholder Proposals and Director Nominations
      Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the majority of members of the board of directors. These provisions may preclude stockholders from bringing matters before a stockholders’ meeting or from making nominations for directors at a stockholders’ meeting.

No Cumulative Voting
      Our certificate of incorporation and bylaws do not provide for cumulative voting in the election of directors.

Corporate Opportunities
      Our certificate of incorporation provides that none of AREP and its affiliates (defined as a person that directly or indirectly through one or more intermediaries controls, or is controlled by or is under common control with such person), other than us, and any other person in which AREP or any such affiliate has any direct or indirect voting or economic interest (referred to as the Founding Stockholder), or any director, officer, member, partner, stockholder or employee of a Founding Stockholder (each referred to as a Specified Party), will have any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as we do and that might be in direct or indirect competition with us. If any Founding Stockholder or Specified Party acquires knowledge of a potential transaction or matter that may be a corporate opportunity for any Founding Stockholder or Specified Party, as applicable, and us, none of the Founding Stockholders or Specified Parties has any duty to communicate or offer such corporate opportunity to us, and any Founding Stockholder or Specified Party is entitled to pursue or acquire such corporate opportunity for itself or to direct such corporate opportunity to another person or entity and we have no right in or to such corporate opportunity or to any income or proceeds derived from it.

      In the event that a Founding Stockholder or a Specified Party acquires knowledge of a potential transaction or matter which may be a corporate opportunity or otherwise is then exploiting any corporate opportunity, subject to the following paragraph, we will have no interest in such corporate opportunity and no expectation that such corporate opportunity be offered to us, any such interest or expectation being renounced by us so that, as a result of such renunciation and for the avoidance of doubt, such Founding Stockholder or Specified Party (1) will have no duty to communicate or present such corporate opportunity to us, (2) will have the right to hold such corporate opportunity for its own account or to recommend, sell, assign or transfer such corporate opportunity to persons other than us and (3) will not breach any fiduciary duty to us by reason of the fact that such Founding Stockholder or Specified Party pursues or acquires such corporate opportunity for itself or directs, sells, assigns or transfers such corporate opportunity to another person or does not communicate information regarding such corporate opportunity to us.
      Notwithstanding the foregoing, our certificate of incorporation provides that we do not renounce any interest or expectation we may have in any corporate opportunity that is offered to any Founding Stockholder or Specified Party, if such opportunity is expressly offered to such Founding Stockholder or Specified Party solely in, and as a direct result of, his or her capacity as our director, officer or employee.
      In addition, our certificate of incorporation provides that a corporate opportunity will not be deemed to belong to us, and we renounce any interest in it, if it is a business opportunity that we are not financially able, contractually permitted or legally able to undertake, or that is, from its nature, not in the line of our business or is of no practical advantage to us or that is one in which we have no interest or reasonable expectation.
Delaware Anti-Takeover Law
      We have opted out of Section 203 of the DGCL, an anti-takeover law. Generally, this statute prohibits a publicly-held Delaware corporation from engaging in a business combination with an “interested stockholder” for a period of three years after the date of the transaction in which such person became an interested stockholder, absent certain circumstances described in Section 203.
Transfer Agent and Registrar
      The transfer agent and registrar for our common stock will be Wells Fargo Bank, N.A.

SHARES ELIGIBLE FOR FUTURE SALE
General
      Prior to this offering, there has been no public trading market for our common stock. Sales of substantial amounts of common stock in the open market, or the perception that those sales could occur, could adversely affect prevailing market prices and could impair our ability to raise capital in the future through the sale of our equity securities.
      Upon completion of the offering,                      shares of our common stock will be outstanding. All of the                      shares sold in the offering, together with any shares sold upon exercise of the underwriters’ option to purchase additional shares, and all of the                      shares issued by us to the stockholders of National Energy Group will be freely tradable without restriction by persons other than our “affiliates,” as that term is defined under Rule 144 under the Securities Act of 1933. Persons who may be deemed to be affiliates generally include individuals or entities that control, are controlled by or are under common control with us and may include our officers, directors and significant stockholders. The remaining                      shares of common stock, or                      shares if the underwriters exercise in full their option to purchase additional shares, that will continue to be held by our affiliates after the offering will constitute “restricted securities” within the meaning of Rule 144 and may not be sold other than through registration under the Securities Act or pursuant to an exemption from registration. In addition, sales of these securities will be subject to the restrictions on transfer contained in the lock-up agreements described below.
Rule 144
      In general, under Rule 144 as currently in effect, a person who has beneficially owned restricted shares for at least one year, including the holding period of any prior owner (other than an affiliate of ours) would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after the offering; or

•	the average weekly reported trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to the sale.
      Sales under Rule 144 also are subject to manner of sale provisions, notice requirements and to the availability of current public information about us.
Rule 144(k)
      Under Rule 144(k), a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner (other than an affiliate of ours), is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.
Registration Rights Agreement
      Prior to the completion of this offering, we expect to enter into a registration rights agreement with AREP. Pursuant to that agreement, AREP will have the right to demand that we register for resale some or all of its                      shares, including shares that it may acquire upon exchange of all or any part of its membership interests in NEG Oil & Gas, under the Securities Act, and will have the right to include some or all of its shares in registration statements we file, subject to certain customary conditions, including the right of the underwriters to limit the number of shares included in any offering by us that is underwritten. AREP will not be entitled to exercise its rights, under the registration rights agreement prior to the expiration of the lock-up period described in “— Lock-Up Agreements.”

Lock-Up Agreements
      We, AREP and each of our directors and executive officers have agreed that, without the prior consent of Bear, Stearns & Co. Inc. and Citigroup Global Markets Inc., we will not directly or indirectly offer, pledge, sell, hedge or otherwise dispose of any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock for a period of 180 days after the date of this prospectus (a period that may be extended by up to 18 days in certain circumstances). See “Underwriting — Lock-Up Agreements.”
Equity Incentive Plan
      We intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of common stock issued or to be issued under our equity incentive plan. We expect to file this registration statement shortly following the completion of this offering for all such shares. Upon issuance of the options, shares registered under the Form S-8 registration statement will, subject to Rule 144 limitations applicable to affiliates, be available for sale in the open market, except to the extent that the shares are subject to the lock-up agreements described above.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
FOR NON-U.S. HOLDERS OF COMMON STOCK
      This is a general summary of material U.S. federal income and estate tax considerations with respect to your acquisition, ownership and disposition of our common stock. The discussion of income tax considerations applies if you are a beneficial owner of our shares and are not:

•	a citizen or resident of the United States;

•	a corporation created or organized in, or under the laws of, the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source;

•	a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust; or

•	a trust that existed on August 20, 1996, was treated as a U.S. person on August 19, 1996, and elected to be treated as a U.S. person.
      The discussion of estate tax considerations applies to individuals who are not U.S. citizens or residents for estate tax purposes.
      If a partnership, whether organized in the U.S. or abroad, holds our common stock, then the tax treatment of partners generally will depend on the status of the partners and the activities of the partnership. Partnerships which hold our common stock and partners in such partnerships should consult their own tax advisors.
      This summary does not address all of the U.S. federal income and estate tax considerations that may be relevant to you in light of your particular circumstances or if you are a beneficial owner subject to special treatment under U.S. income tax laws, including a “controlled foreign corporation,” “passive foreign investment company,” foreign tax-exempt organization, financial institution, broker or dealer in securities, a corporation that accumulates earnings to avoid United States federal income tax or former U.S. citizen or resident. This summary does not discuss any aspect of state, local or non-U.S. taxation. This summary is based on current provisions of the Internal Revenue Code, or the Code, Treasury regulations, judicial opinions, published positions of the U.S. Internal Revenue Service, or IRS, and all other applicable authorities, all of which are subject to change, possibly with retroactive effect.
      We urge prospective non-U.S. shareholders to consult their tax advisors regarding the U.S. federal, state and local and the non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of our common stock.
Dividends
      In general, any distributions we make to you with respect to your shares of common stock that constitute dividends for U.S. federal income tax purposes will be subject to U.S. withholding tax at a rate of 30% of the gross amount, unless you are eligible for a reduced rate of withholding tax under an applicable income tax treaty and you provide proper certification of your eligibility for such reduced rate, usually on an IRS Form W-8BEN. A distribution will constitute a dividend for U.S. federal income tax purposes to the extent of our current earnings and profits for the year of the distribution or accumulated earnings and profits through the date of the distribution, in each case as determined under the Code. Any distribution not constituting a dividend will be treated first as reducing your basis in your shares of common stock and, to the extent it exceeds your basis, as gain from the disposition of your shares of common stock, which is discussed below.
      Dividends we pay to you that are effectively connected with your conduct of a trade or business within the United States, and, if certain income tax treaties apply, are attributable to a U.S. permanent establishment maintained by you, generally will not be subject to U.S. withholding tax if you comply with applicable certification and disclosure requirements. Instead, such dividends generally will be subject to U.S. federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to U.S. persons. If you are a corporation, effectively connected income may also be subject to a “branch profits tax” at a rate of 30%, or such lower rate as may be specified by an applicable income tax treaty. Dividends that are effectively connected with your conduct of a trade or business, but that under an applicable income tax treaty are not attributable to a U.S. permanent establishment maintained by you, may be eligible for a reduced rate of U.S. withholding tax under such treaty, provided you comply with certification and disclosure requirements necessary to obtain treaty benefits.
Sale or Other Disposition of Common Stock
      It is anticipated that we will be treated as a “United States Real Property Holding Corporation” for purposes of the U.S. Foreign Investment in Real Property Tax Act, or FIRPTA. Assuming we are so treated, any gain recognized on a sale or other disposition of your shares of common stock will be treated as effectively connected with a United States trade or business if, at any time within the five-year period before the disposition (or, if shorter, the period you held such common stock) you owned, or are deemed to have owned by applying certain attribution rules, more than five percent of our common stock.
      Under the attribution rules, if, in addition to your ownership of shares of our common stock, you own depository or preferred units in AREP, you will be treated as owning a pro rata portion of our common stock which is owned or deemed owned by AREP, including shares which AREP has the right to acquire by exchanging interests in NEG Oil & Gas. You may also be treated as owning common stock which is owned by certain individuals to whom you are related, by certain entities in which you own an interest and, if you are an entity, by certain persons which own an interest in you, as well as stock which you have the right to acquire. You should consult your own tax advisor as to the application of the attribution rules to your particular situation.
      In general, for purposes of the FIRPTA rules discussed above, a disposition of common stock in what would otherwise be a non-recognition transaction will nonetheless result in recognition of gain (if any) unless the property received in exchange would, upon its disposition, be subject to U.S. tax.
      If you did not own more than 5% of our common stock during the periods described above, you generally will not be subject to U.S. federal income tax on any gain recognized upon the sale or other disposition of your shares of common stock unless the gain is in fact effectively connected with the conduct by you of a trade or business within the United States, and, under certain income tax treaties, is attributable to a U.S. permanent establishment you maintain.
      Gain that is effectively connected with your conduct of a trade or business within the United States (or is so treated under the FIRPTA rules) generally will be subject to U.S. federal income tax, net of certain deductions, at the same rates applicable to U.S. persons. If you are a corporation, the branch profits tax also may apply to such effectively connected gain. If the gain from the sale or disposition of your shares is effectively connected with your conduct of a trade or business attributable to a permanent establishment you maintain in the United States, your gain may be exempt from U.S. tax under a treaty.
Information Reporting and Backup Withholding
      We must report annually to the IRS the amount of dividends or other distributions we pay to you on your shares of common stock and the amount of tax we withhold on these distributions regardless of whether withholding is required. The IRS may make copies of the information returns reporting those dividends and amounts withheld available to the tax authorities in the country in which you reside pursuant to the provisions of an applicable income tax treaty or exchange of information treaty.
      The United States imposes a backup withholding tax, currently at a rate of 28%, on dividends and certain other types of payments to U.S. persons. You will not be subject to backup withholding tax on dividends you receive on your shares of common stock if you provide proper certification, usually on an IRS Form W-8BEN, of your status as a non-U.S. person or you are a corporation or one of several types of entities and organizations that qualify for exemption, or an exempt recipient.

      Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale of your shares of common stock outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. However, if you sell your shares of common stock through a U.S. broker or the U.S. office of a foreign broker, the broker will be required to report the amount of proceeds paid to you to the IRS and also backup withhold on that amount unless you provide appropriate certification, usually on an IRS Form W-8BEN, to the broker of your status as a non-U.S. person or you are an exempt recipient. Information reporting, and backup withholding if the appropriate certification is not provided, also apply if you sell your shares of common stock through a foreign broker deriving more than a specified percentage of its income from U.S. sources or having certain other connections to the United States.
      Any amounts withheld with respect to your shares of common stock under the backup withholding rules will be refunded to you or credited against your U.S. federal income tax liability, if any, by the IRS if the required information is furnished in a timely manner.
Estate Tax
      Common stock owned or treated as owned by an individual who is not a citizen or resident, as defined for U.S. federal estate tax purposes, of the United States at the time of his or her death will be included in the individual’s gross estate for U.S. federal estate tax purposes and therefore may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise. Current law provides that the maximum federal estate tax rate will be reduced over an eight-year period beginning in 2002 and the tax will be eliminated for estates of decedents dying after December 31, 2009. In the absence of renewal legislation, these amendments will expire and the federal estate tax provisions in effect immediately prior to 2002 will be reinstated beginning in 2011.

UNDERWRITING
      We intend to offer the shares through the underwriters. Subject to the terms and conditions in an underwriting agreement among us and Bear, Stearns & Co. Inc. and Citigroup Global Markets Inc., we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of shares of common stock listed opposite their names below.

Underwriter	Number of Shares

Bear, Stearns & Co. Inc.
Citigroup Global Markets Inc.

Total

      The underwriters have agreed to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.
      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933 and liabilities incurred in connection with the directed share program referred to below, or to contribute to payments the underwriters may be required to make in respect of those liabilities.
      The underwriters are offering the shares, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
Commissions and Discounts
      The underwriters have advised us that they propose initially to offer the shares to the public at the public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $           per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $           per share to other dealers. After the public offering, the public offering price, concession and discount may be changed.
      The following table shows the public offering price, underwriting discount, proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase up to additional shares to cover over-allotments.

	Per	No	Full
	Share	Exercise	Exercise

Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to NEG, Inc.	$	$	$
      The expenses of this offering, excluding the underwriting discount and commissions and related fees, are estimated at $           million and are payable by us. Other than the underwriting discount and commissions and related fees, none of the expenses payable by us will be directed to any of the underwriters or their affiliates.
Over-Allotment Option
      We have granted the underwriters an option exercisable for 30 days from the date of this prospectus to purchase a total of up to                     additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option solely to cover any over-allotments, if any, made in connection with this offering. To the extent the underwriters exercise this option in whole or in part, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares approximately proportionate to that underwriter’s initial commitment amount reflected in the above table.

Directed Share Program
      The underwriters have reserved for sale, at the initial public offering price, up to five percent of the shares of our common stock being offered for sale in this offering for our employees and their families and other persons associated with us who express an interest in purchasing these shares of common stock in this offering. The number of shares available for sale to the general public in this offering will be reduced to the extent these persons purchase reserved shares. Any reserved shares not purchased by these persons will be offered by the underwriters to the general public on the same terms as the other shares offered in this offering.
United Kingdom
      Each of the underwriters has represented and agreed that:

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (as amended) (FSMA)) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

•	it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.
European Economic Area
      In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	by the Underwriters to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of Bear, Stearns & Co. Inc. and Citigroup Global Markets Inc. for any such offer; or

•	in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.
      For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/ EC and includes any relevant implementing measure in each Relevant Member State.

No Sales of Similar Securities
      We and each of our executive officers and directors, have agreed with the underwriters not to dispose of or hedge any of our shares of common stock for 180 days after the date of this prospectus without first obtaining the written consent of Bear, Stearns & Co. Inc. and Citigroup Global Markets Inc. The 180-day “lock-up” period during which we and our executive officers, directors, each holder of our common stock are restricted from engaging in transactions in our common stock is subject to extension such that, in the event that either (i) during the last 17 days of the “lock-up” period, we issue an earnings or financial results release or material news or a material event relating to us occurs, or (ii) prior to the expiration of the “lock-up” period, we announce that we will release earnings or financial results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” period will be extended until the expiration of the 18-day period beginning on the issuance of the earnings or financial results release or the occurrence of the material news or material event, as applicable, unless Bear, Stearns & Co. Inc. and Citigroup Global Markets Inc. waive, in writing, such an extension. See “Shares Eligible for Future Sale”.
      Bear, Stearns & Co. Inc. and Citigroup Global Markets Inc. may, in their sole discretion and without prior notice, permit the early release of the shares of our common stock subject to the descriptions detailed above prior to the expiration of the applicable “lock-up” period, although they have no present intention or understanding to do so. Prior to granting an early release of our common stock, Bear, Stearns & Co. Inc. and Citigroup Global Markets Inc. would consider factors including the number of shares requested to be released, market conditions, the possible impact on the market for our common stock, the trading price of our common stock, historical trading volumes of our common stock and the reasons for the request.
Listing on the New York Stock Exchange
      We plan to apply for listing of our common stock on the New York Stock Exchange under the symbol “NEG”.
Price Stabilization, Short Positions
      Until the distribution of the shares is completed, SEC rules may limit the underwriters from bidding for and purchasing our common stock. However, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock during and after this offering.
      If the underwriters over-allot or otherwise create a short position in our common stock in connection with this offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the underwriters may reduce that short position by purchasing shares in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the option to purchase up to                     additional shares to cover over-allotments described above. The underwriters may also sell shares in excess of the option to purchase up to                     additional shares to cover over-allotments, creating a naked short position. A naked short position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, the underwriters may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in this offering are reclaimed if shares of our common stock previously distributed in this offering are repurchased in connection with stabilization transactions or otherwise. These transactions to stabilize or maintain the market price may cause the price of our common stock to be higher than it might be in the absence of such transactions. The imposition of a penalty bid may also affect the price of our common stock to the extent that it discourages resales.
      Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters makes any representation that we or they will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships
      Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions. Citicorp USA, Inc., an affiliate of Citigroup Global Markets Inc., is a lender and the administrative agent and Bear Stearns Corporate Lending Inc., an affiliate of Bear, Stearns & Co. Inc., is a lender and the syndication agent under NEG Oil & Gas’ revolving credit facility, and each will receive their proportionate share of the amount under the revolving credit facility that will be repaid with a portion of the proceeds from this offering. Citicorp USA, Inc. is also the administrative agent under the NEGO credit agreement. In addition, we anticipate that Bear, Stearns & Co. Inc. and Citigroup Global Markets Inc. will act as initial purchasers in connection with the senior notes offering.
Qualified Independent Underwriter
      Because affiliates of each of Bear, Stearns & Co. Inc. and Citigroup Global Markets Inc. are lenders under the revolving credit facility, and will receive more than 10% of the net proceeds of this offering when we repay that facility, Bear, Stearns & Co. Inc. and Citigroup Global Markets Inc. may each be deemed to be subject to the provisions of Conduct Rules 2710(h) and 2720 of the National Association of Securities Dealers, Inc. When a NASD member participates in a public offering of securities in which it, or its affiliates, together with the other underwriters and their affiliates, will receive more than 10% of the net proceeds of the public offering, then the public offering price per share can be no higher than that recommended by a “qualified independent underwriter” as defined by Rule 2720 of the NASD. Accordingly, we have obtained           to assume the responsibilities of acting as a qualified independent underwriter, which responsibilities include, participating in due diligence investigation and in the preparation of this prospectus. We have agreed to indemnify           against liabilities incurred in connection with it acting as qualified independent underwriter, including liabilities under the Securities Act, or to contribute to payments it may be required to make with respect to those liabilities.           will not receive any additional compensation in connection with its acting as qualified independent underwriter.
Discretionary Shares
      The underwriters will not allocate shares to discretionary accounts without the prior specific written approval of the customers. The underwriters will not allocate shares to discretionary accounts in excess of 5% of the total number of shares in this offering.
Pricing of This Offering
      Prior to this offering, there has been no public market for our shares of common stock. Consequently, the initial public offering price for our shares of common stock was determined by negotiations between us and the underwriters. Among the factors considered in these negotiations were prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.
Electronic Prospectus
      A prospectus in electronic format may be made available by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The lead managers may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

LEGAL MATTERS
      The validity of the shares of common stock offered hereby will be passed upon for us by DLA Piper Rudnick Gray Cary US LLP, New York, New York. Certain legal matters will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York.
EXPERTS
      The financial statements of NEG, Inc. as of December 31, 2005 and for the period from inception (December 6, 2005) through December 31, 2005 included in this prospectus have been audited by Grant Thornton LLP, independent registered public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.
      The combined financial statements of NEG, Inc. and NEG Oil & Gas LLC as of December 31, 2004 and 2005 and for each of the three years in the period ended December 31, 2005 included in this prospectus have been audited by Grant Thornton LLP, independent registered public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.
INDEPENDENT PETROLEUM CONSULTANTS AND GEOLOGISTS
      Information concerning reserve evaluations and related calculations as of December 31, 2003, 2004 and 2005 for the Longfellow Ranch properties owned by NEG Operating LLC have been included in this prospectus in reliance upon the report of DeGolyer and MacNaughton, independent petroleum engineering consultants, given upon their authority as experts in petroleum engineering.
      The estimated reserve evaluations and related calculations as of December 31, 2003, 2004 and 2005 for properties held by NEG Operating LLC and National Onshore LP and as of December 31, 2004 and 2005 for properties held by National Offshore LP located in East Texas, West Texas, the Gulf of Mexico, the Gulf Coast, the Arkoma Basin of Arkansas and Oklahoma, and the Anadarko Basin of Oklahoma have been included in this prospectus in reliance upon the report of Netherland, Sewell & Associates, Inc., independent petroleum engineering consultants, given upon their authority as experts in petroleum engineering.
      Information concerning reserve evaluations and related calculations as of December 31, 2003 and 2004 for our properties held by NEG Operating LLC in connection with the acquisition of Shana National LLC have been included in this prospectus in reliance upon the authority of Prator Bett, L.L.C., independent petroleum consultants, given upon their authority as experts in petroleum engineering.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
      We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the shares of common stock that are being offered by this prospectus. This prospectus, which is a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Refer to the registration statement, exhibits and schedules for further information with respect to the shares of common stock offered by this prospectus. Statements contained in this prospectus regarding the contents of any contract or other document are only summaries. With respect to any contract or document filed as an exhibit to the registration statement, you should refer to the exhibit for a copy of the contract or document, and each statement in this prospectus regarding that contract or document is qualified by reference to the exhibit. The registration statement, including all exhibits, may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. Our SEC filings will be available to the public from the SEC’s website at www.sec.gov.

INDEX TO FINANCIAL STATEMENTS

NEG, Inc.
Report of Independent Registered Public Accounting Firm — Grant Thornton LLP	F-2
Balance Sheets as of December 31, 2005 and March 31, 2006	F-3
Statements of Operations for the period from December 6, 2005 (Inception) through December 31, 2005 and the three Month Period Ended March 31, 2006	F-4
Statements of Changes in Stockholder’s Equity for the period from December 6, 2005 (Inception) through December 31, 2005 and the three Month Period Ended March 31, 2006	F-5
Notes to Financial Statements	F-6

NEG, Inc. and NEG Oil & Gas LLC
Report of Independent Registered Public Accounting Firm — Grant Thornton LLP	F-8
Combined Balance Sheets as of December 31, 2004 and 2005	F-9
Combined Statements of Operations for the Years Ended December 31, 2003, 2004 and 2005	F-10
Combined Statements of Cash Flows for the Years Ended December 31, 2003, 2004 and 2005	F-11
Combined Statements of Changes in Total Equity for the Years Ended December 31, 2003, 2004 and 2005	F-12
Notes to Combined Financial Statements	F-13
Combined Balance Sheets as of December 31, 2005 and March 31, 2006 (unaudited)	F-37
Combined Statements of Operations for the three months ended March 31, 2005 and 2006 (unaudited)	F-38
Combined Statements of Cash Flows for the three months ended March 31, 2005 and 2006 (unaudited)	F-39
Combined Statement of Changes in Total Equity for the three months ended March 31, 2006 (unaudited)	F-40
Notes to Combined Financial Statements (unaudited)	F-41

Report of Independent Registered Public Accounting Firm
To the Stockholder
NEG, Inc.
      We have audited the accompanying balance sheet of NEG, Inc. (“the Company”) as of December 31, 2005 and the related statements of operations and changes in shareholder’s equity for the period from inception (December 6, 2005) through December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NEG, Inc. as of December 31, 2005, and the results of its operations for the period from inception (December 6, 2005) through December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP
Houston, Texas
June 15, 2006

NEG, INC.
BALANCE SHEETS

	December 31,	March 31,
	2005	2006

(Unaudited)
ASSETS
Total Assets	$—	$—

LIABILITIES AND STOCKHOLDER’S EQUITY
Total Liabilities	$—	$—
Stockholder’s equity
Preferred stock, $.01 par value, 1,000,000 shares authorized, none issued and outstanding	—	—
Common stock, $.01 par value, 50,000,000 shares authorized, one share issued and outstanding	—	—
Class B common stock, $.01 par value, one share authorized, one share issued and outstanding
Additional paid-in capital	20	20
Subscription receivable	(20)	(20)

Total equity	—	—

Total liabilities and stockholder’s equity	$—	$—

The accompanying notes are an integral part of these financial statements.

NEG, INC.
STATEMENTS OF OPERATIONS
FOR THE PERIOD FROM DECEMBER 6, 2005 (INCEPTION) THROUGH
DECEMBER 31, 2005 AND THE THREE MONTH PERIOD ENDED MARCH 31, 2006

	From December 6, 2005	Three Month
	(Inception) Through	Period Ended
	December 31, 2005	March 31, 2006

(unaudited)
Revenues	$—	$—
Expenses	—	—

Income before income taxes	—	—
Income tax expense	—	—

Net income	$—	$—

Weighted average shares outstanding	—	—

Earnings per share	$—	$—

The accompanying notes are an integral part of these financial statements.

NEG, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER’S EQUITY
FOR THE PERIOD FROM DECEMBER 6, 2005 (INCEPTION) THROUGH DECEMBER 31, 2005
AND THE THREE MONTH PERIOD ENDED MARCH 31, 2006

	Common Stock		Class B Common
					Additional	Subscription	Total
	Shares	Amount	Shares	Amount	Paid-In Capital	Receivable	Equity

	(2006 Amounts Unaudited)
Initial capitalization, December 6, 2005	1	$—	1	$—	$20	$(20)	$—

Balance December 31, 2005	1	—	1	—	20	(20)	—

Balance March 31, 2006	1	$—	1	$—	$20	$(20)	$—

The accompanying notes are an integral part of these financial statements.

NEG, Inc.
Notes to Financial Statements
For the Period December 6, 2005 (Inception) through December 31, 2005 and the
Three Month Period Ended March 31, 2006 (2006 Unaudited)

1.	Organization and Background
      NEG, Inc. (“NEG”), a Delaware corporation, was formed on December 6, 2005 by a subsidiary of American Real Estate Partners, LP. (“AREP”) to acquire AREP’s oil and gas management company and, concurrent with the acquisition, effect an initial public offering of a portion of AREP’s oil and natural gas interests. The Company was originally incorporated as NEG IPOCO, Inc. and changed its name to NEG on January 20, 2006.
      NEG has not conducted any operations and formation and organization costs have been paid by AREP and were not significant.
      AREP is a diversified, publicly traded limited partnership engaged in a variety of businesses and is majority owned by Mr. Carl C. Icahn. AREP conducts its oil and gas operations through its indirect, wholly-owned subsidiary, NEG Oil & Gas, LLC (“NEG Oil & Gas”). Management of AREP’s oil and gas operations is conducted by National Energy Group, Inc, (“National Energy Group”), a 50.01% owned subsidiary of NEG Oil & Gas. National Energy Group is 49.99% owned by public shareholders and is traded over the counter.

2.	Merger and Acquisition Agreement
      On December 7, 2005 NEG, NEG Oil & Gas, National Energy Group and, for certain purposes, AREP entered into an agreement and plan of merger pursuant to which the parties agreed to the acquisition of National Energy Group by NEG. Pursuant to the merger agreement, National Energy Group will merge with and into NEG, and NEG will survive the merger and change its name to National Energy Group, Inc. As a result of the merger, each of the holders of National Energy Group common stock, including NEG Oil & Gas, will receive shares in NEG representing, in the aggregate, a 7.990% economic interest in the entire equity of a combination or consolidation of entities that will include NEG, National Energy Group and NEG Oil & Gas. The public shareholders of National Energy Group will receive, in exchange for their National Energy Group common stock, NEG common stock representing 3.994% of such economic interest and NEG Oil & Gas will receive, in exchange for its National Energy Group common stock, NEG common stock representing the remaining 3.996% economic interest. Following the merger, NEG Oil & Gas will contribute its shares of NEG to AREP.
      The acquisition and merger with National Energy Group is conditioned upon an initial public offering by NEG and may be terminated if the merger and acquisition has not closed by December 1, 2006.

3.	Initial Public Offering
      NEG has filed a registration statement on Form S-1 with the Securities and Exchange Commission to register its common stock in an initial public offering under the Securities Act of 1933. At the closing of the initial public offering, it is contemplated that the following transactions will occur:

•	The National Energy Group merger and acquisition will be consummated.

•	NEG will contribute the gross proceeds of the initial public offering to NEG Oil & Gas in exchange for a managing membership interest in NEG Oil & Gas.

•	AREP will exchange a portion of it membership interest in, or assets of, NEG Oil & Gas for NEG common stock such that NEG will own a membership interest in NEG Oil & Gas of not less than 51%. AREP will own the remaining 49% membership interest.

•	NEG Oil & Gas will issue approximately $200 million of senior notes.

NEG, Inc.
Notes to Financial Statements — (Continued)

•	NEG Oil & Gas will use the proceeds from NEG’s contribution of gross proceeds and the net proceeds from the senior notes offering to repay a portion of NEG Oil & Gas’ borrowings under its revolving credit facility, repay debt owed to AREP, pay a distribution to AREP and pay expenses of the initial public offering.
      The merger and initial public offering are contingent on each other.

4.	Stockholder’s Equity
      In connection with the organization and initial capitalization, NEG issued one share of common stock and one share of Class B common stock to AREP in exchange for a subscription receivable of $10 per common share and $10 per Class B common share.
      The Class B common share entitles AREP to exchange its membership interest in NEG Oil & Gas, in whole or in part, for shares of NEG common stock.
      Holders of the common stock and Class B common stock vote together as a single class on all matters. Each holder of the common stock are entitled to one vote per share and AREP, as the holder of the Class B share will be entitled to the number of votes equal to the total number of shares of common stock issuable upon exchange of AREP’s membership interest in NEG Oil & Gas. Class B common shareholders are not entitled to dividends. The holder of the Class B share is not entitled to liquidation or dissolution preferences except to the extent of the Class B par value adjusted for stock splits, combinations and dividends since the original date of issuance.
      The organization documents authorizes up to 1,000,000 shares of one or more series of $.01 par value preferred stock to be issued. The number of shares to be issued, rights, liquidation preference, dividends and other terms of the preferred shares will be determined by the board of directors upon issuance.

Report of Independent Registered Public Accounting Firm
To the Stockholder and Member
NEG, Inc. and NEG Oil & Gas LLC
      We have audited the accompanying combined balance sheets of NEG, Inc. and NEG Oil & Gas LLC and subsidiaries (“the Company”) as of December 31, 2004 and 2005 and the related combined statements of operations, changes in total equity and cash flows for each of the three years in the period ended December 31, 2005. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.
      In our opinion, the combined financial statements referred to above, present fairly, in all material respects, the combined financial position of NEG, Inc. and NEG Oil & Gas LLC and subsidiaries as of December 31, 2004 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.
      As discussed in Note 11 to the financial statements, the Company adopted SFAS No. 143, Accounting for Asset Retirement Obligations on January 1, 2003, which is considered as a change in accounting policy.

/s/ Grant Thornton, LLP
Houston, Texas
March 16, 2006

NEG, INC. AND NEG OIL & GAS LLC
COMBINED BALANCE SHEETS

	December 31,

	2004	2005

	(In thousands)
ASSETS
Current assets:
Cash and cash equivalents	$33,333	$105,381
Accounts receivable, net	36,805	53,378
Accounts receivable — affiliates	541	—
Notes receivable	489	10
Drilling prepayments	3,460	3,281
Deferred tax assets, net	1,943	—
Other	5,177	10,138

Total current assets	81,748	172,188

Oil and gas properties, at cost (full cost method)	929,088	1,229,923
Accumulated depreciation, depletion and amortization	(397,870)	(488,560)

Net oil and gas properties	531,218	741,363

Other property and equipment	5,595	6,029
Accumulated depreciation	(4,593)	(4,934)

Net other property and equipment	1,002	1,095
Note receivable	3,090	—
Equity investment	2,379	—
Restricted deposits	23,519	24,267
Deferred tax asset, net	19,834	14,540
Other assets	1,245	4,841

Total assets	$664,035	$958,294

LIABILITIES AND EQUITY
Current Liabilities:
Accounts payable	$29,123	$18,542
Accounts payable — revenue	6,265	11,453
Current portion of notes payable	1,761	2,503
Current portion of note payable to affiliate	10,429	—
Advance from affiliate	—	39,800
Prepayments from partners	749	121
Accrued interest	23	162
Accrued interest — affiliates	1,204	2,194
Accrued interest on senior notes — affiliates	2,663	—
Income tax payable — affiliate	3,151	2,900
Derivative financial instruments	8,911	68,039

Total current liabilities	64,279	145,714

Commitments and contingencies
Credit facility	51,834	300,000
Notes payable, net of current maturities	2,642	—
Note payable to affiliate — net of current maturities	55,071	—
Senior notes — affiliates	148,637	—
Deferred gain on senior note redemption	3,737	—
Gas balancing	898	1,108
Derivative financial instruments	7,766	17,893
Other liabilities	250	250
Deferred income tax liability	12,799	—
Asset retirement obligation	56,524	41,228

Total liabilities	404,437	506,193

Member’s equity	259,598	452,101

Total liabilities and member’s equity	$664,035	$958,294

The accompanying notes are an integral part of these financial statements.

NEG, INC. AND NEG OIL & GAS LLC
COMBINED STATEMENTS OF OPERATIONS

	For the Years Ended December 31,

	2003	2004	2005

	(In thousands)
Revenues:
Oil and gas sales — gross	$100,777	$144,430	$261,398
Unrealized derivative losses	(2,987)	(9,179)	(69,254)

Oil and gas revenues — net	97,790	135,251	192,144
Plant revenues	2,119	2,737	6,711

Total revenues	99,909	137,988	198,855

Costs and expenses:
Lease operating	10,715	13,701	27,057
Transportation and gathering	1,418	3,144	4,978
Plant and field operations	2,069	3,348	3,186
Production and ad valorem taxes	8,144	10,883	16,560
Depreciation, depletion and amortization	39,409	60,394	91,100
Accretion of asset retirement obligation	339	593	3,019
General and administrative	7,769	13,737	15,433

Total costs and expenses	69,863	105,800	161,333
Operating income	30,046	32,188	37,522
Interest expense	(2,034)	(3,428)	(8,198)
Interest expense — affiliate	(16,201)	(16,994)	(11,036)
Interest income and other	673	1,695	1,907
Interest income from related parties	115	149	—
Equity in loss on investment	(102)	(519)	(1,118)
Severance tax refund	—	4,468	—
Commitment fee income	125	—	—
(Loss) gain on sale of assets	(8)	1,686	9
Gain on sale of equity investment	—	—	5,512
Loss on marketable securities	(954)	—	—

Income before income taxes	11,660	19,245	24,598
Income tax benefit (expense)	12,390	(6,924)	(1,920)

Income before minority interest and cumulative effect of accounting change	24,050	12,321	22,678
Minority interest	(1,741)	(812)	—

Income before cumulative effect of accounting change	22,309	11,509	22,678
Cumulative effect of accounting change	1,913	—	—

Net income	$24,222	$11,509	$22,678

Unaudited pro forma income tax information:
Income before income taxes	$11,660	$19,245	$24,598
Pro forma income tax benefit (expense)	12,804	(5,066)	(2,866)

Pro forma income before minority interest and cumulative effect of accounting change	24,464	14,179	21,732
Minority interest	(1,741)	(812)	—

Pro forma income before cumulative effect of accounting change	22,723	13,367	21,732
Cumulative effect of accounting change	1,243	—	—

Pro forma net income	$23,966	$13,367	$21,732

The accompanying notes are an integral part of these financial statements.

NEG, INC. AND NEG OIL & GAS LLC
COMBINED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,

	2003	2004	2005

	(In thousands)
Operating activities:
Net income	$24,222	$11,509	$22,678
Noncash adjustments:
Deferred gain amortization	(2,038)	(2,038)	(1,019)
Deferred income tax (benefit) expense	(15,380)	6,520	1,766
Depreciation and depletion	39,409	60,394	91,100
Minority interest	1,741	812	—
Unrealized derivative losses	2,987	9,179	69,254
(Gain) loss on sale of assets	8	(1,686)	(9)
Accretion of asset retirement obligation	339	593	3,019
Equity in loss on investment	102	519	1,118
Gain on sale of equity investment	—	—	(5,512)
Provision for doubtful accounts	—	790	469
Cumulative effect of accounting change	(1,913)	—	—
Amortization of note discount	—	280	81
Amortization of note costs	793	494	1,108
Changes in operating assets and liabilities:
Accounts receivable	2,546	(6,341)	(15,945)
Drilling prepayments	(1,138)	249	179
Derivative deposit	100	1,700	—
Other current assets	871	(946)	(4,961)
Other long term assets	—	—	(5,505)
Note receivable	(1,832)	(1,258)	3,098
Accounts payable and accrued liabilities	(41,701)	10,801	(7,640)

Net cash provided by operating activities	9,116	91,571	153,279

Investing activities:
Acquisition, exploration, and development costs	(40,962)	(114,974)	(315,880)
Proceeds from sales of oil and gas properties	1,436	4,981	1,329
Purchases of furniture, fixtures and equipment	(227)	(288)	(511)
Proceeds from sale of furniture, fixtures and equipment	—	—	12
Equity investment	(1,800)	(1,200)	(453)
Proceeds from sale of equity investment	—	—	7,227

Net cash used in investing activities	(41,553)	(111,481)	(308,276)

Financing activities:
Debt issuance costs	(952)	(440)	(4,666)
Net cash contributed by member	15,312	23,753	—
Repurchase of membership interest	—	(4,136)	—
Proceeds from affiliate borrowings	—	—	161,800
Repayment of affiliate borrowings	—	—	(98,357)
Dividend payment to member	—	—	(78,000)
Proceeds from credit facility	91,625	8,000	379,100
Principal payments on debt	(55,514)	(9,365)	(1,898)
Repayment of credit facility	(1,090)	—	(130,934)

Net cash provided by financing activities	49,381	17,812	227,045

Increase (decrease) in cash and cash equivalents	16,944	(2,098)	72,048
Cash and cash equivalents at beginning of period	18,487	35,431	33,333

Cash and cash equivalents at end of period	$35,431	$33,333	$105,381

Supplemental cash flow information:
Cash paid for interest	$52,541	$21,449	$24,461

Cash paid for income taxes	$800	$50	$—

The accompanying notes are an integral part of these financial statements.

NEG, INC. AND NEG OIL & GAS LLC
COMBINED STATEMENTS OF CHANGES IN TOTAL EQUITY
(In thousands)

Total equity — December 31, 2002	$17,973
Contribution from member — National Onshore	116,252
Net income	24,222

Total equity — December 31, 2003	158,447

Contribution from member — National Offshore	91,561
Contribution from member — National Onshore minority interest	2,217
Purchase of minority membership interest	(4,136)
Net Income	11,509

Total equity — December 31, 2004	259,598

Contribution of Notes Payable to AREP	89,143
Contribution of Senior Notes payable to AREP	151,354
Contribution of deferred tax assets	(5,471)
Contribution of deferred tax liabilities	12,799
Dividend distribution	(78,000)
Net income	22,678

Total equity — December 31, 2005	$452,101

The accompanying notes are an integral part of these financial statements.

NEG, INC. AND NEG OIL & GAS LLC
NOTES TO COMBINED FINANCIAL STATEMENTS
December 31, 2003, 2004, 2005

1.	Organization and Background
      The accompanying combined financial statements present NEG, Inc. and NEG Oil & Gas LLC on a combined basis. NEG, Inc. is a holding company formed in December 2005. NEG Oil & Gas LLC is an oil and natural gas exploration and production company engaged in the exploration, development, production and operations of natural gas and oil properties, primarily located in Texas, Oklahoma, Arkansas and Louisiana (both onshore and in the Gulf of Mexico).
      Both NEG, Inc. and NEG Oil & Gas LLC are wholly-owned by American Real Estate Holdings Limited Partnership (“AREH”). AREH is 99% owned by American Real Estate Partners, L.P. (“AREP”). AREP is a publicly traded limited partnership that is majority owned by Mr. Carl C. Icahn.
      As of December 31, 2005, NEG, Inc. had no assets or liabilities and its equity consisted of a subscription receivable for one share of common stock and one share of Class B common stock due from AREP. NEG, Inc. was formed to effect an initial public offering of a portion of AREP’s oil and natural gas interests. Upon closing of the initial public offering, NEG, Inc. will acquire a majority interest in NEG Oil & Gas LLC and will be the sole managing member. NEG, Inc. will consolidate NEG Oil & Gas LLC.
      NEG Oil & Gas LLC was formed on December 2, 2004 to hold the oil and gas investments of the Company’s ultimate parent company, AREP and, as of December 31, 2005 had the following assets and operations:

•	A 50.01% ownership interest in National Energy Group, Inc (National Energy Group), a publicly traded oil and gas management company. National Energy Group’s principal asset consists of its 50% membership interest in NEG Holding LLC (Holding, LLC).

•	A 50% managing membership interest in Holding, LLC.

•	The oil and gas operations of National Onshore LP (formerly TransTexas Gas Corporation); and

•	The oil and gas operations of National Offshore LP (formerly Panaco, Inc.)
      All of the above assets initially were acquired by entities owned or controlled by Mr. Icahn and subsequently acquired by AREP (through subsidiaries) in various purchase transactions. In accordance with generally accepted accounting principles, assets transferred between entities under common control are accounted for at historical cost similar to a pooling of interest and the financial statements are combined from the date of acquisition by an entity under common control. The financial statements include the combined results of operations, financial position and cash flows of each of the above entities since its initial acquisition by entities owned or controlled by Mr. Icahn (the “Period of Common Control”).
     Background
      National Energy Group, Inc. — In February, 1999 National Energy Group was placed under involuntary, court ordered bankruptcy protection. Effective August 4, 2000 National Energy Group emerged from involuntary bankruptcy protection with affiliates of Mr. Icahn owning 49.9% of the common stock and $165 million principal amount of debt securities (“Senior Notes”). As mandated by National Energy Group’s Plan of Reorganization, Holding LLC was formed and on September 1, 2001, National Energy Group contributed to Holding LLC all of its oil and natural gas properties in exchange for an initial membership interest in Holding LLC. National Energy Group retained $4.3 million in cash. On September 1, 2001, an affiliate of Mr. Icahn contributed to Holding LLC oil and natural gas assets, cash and a $10.9 million note receivable from National Energy Group in exchange for the remaining membership interest, which was designated the managing membership interest. Concurrently, in September, 2001, but effective as of May

NEG, INC. AND NEG OIL & GAS LLC
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
2001, Holding LLC formed a 100% owned subsidiary, NEG Operating Company, LLC (“Operating LLC”) and contributed all of its oil and natural gas assets to Operating LLC.
      In October 2003, AREP acquired all outstanding Senior Notes ($148.6 million principal amount at October 2003) and 5,584,044 shares of common stock of National Energy Group from entities affiliated with Mr. Icahn for aggregate consideration of approximately $148.1 million plus approximately $6.7 million of accrued interest on the Senior Notes. As a result of this transaction and the acquisition by AREP of additional shares of National Energy Group, AREP beneficially owned 50.01% of the outstanding stock of National Energy Group and had effective control. In June 2005, all of the stock of National Energy Group and the $148.6 million principal amount of Senior Notes owned by AREP was contributed to the Company and National Energy Group became a 50.01% consolidated subsidiary. The accrued, but unpaid interest on the $148.6 million principal amount of Senior Notes was retained by AREP. The Period of Common Control for National Energy Group began in August 2000.
      NEG Holding LLC — On June 30, 2005, AREP acquired the managing membership interest in Holding LLC from an affiliate of Mr. Icahn for an aggregate consideration of approximately $320 million. The membership interest acquired constituted all of the membership interests other than the membership interest already owned by National Energy Group. The combined financial statements include the consolidation of the acquired 50% membership interest in Holding LLC, together with the 50% membership interest owned by NEG. The Period of Common Control for Holding LLC began on September 1, 2001, the initial funding of Holding LLC.
      National Onshore LP — On November 14, 2002, National Onshore filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the Southern District of Texas, Corpus Christi Division. National Onshore’s First Amended Joint Plan of Reorganization submitted by an entity affiliated with Mr. Icahn, as modified on July 8, 2003 (the “National Onshore Plan”), was confirmed by the Bankruptcy Court on August 14, 2003 effective August 28, 2003.
      As of the effective date of the National Onshore Plan, an entity affiliated with Mr. Icahn owned 89% of the outstanding shares of National Onshore. During June 2004, the entity affiliated with Mr. Icahn acquired an additional 5.7% of the outstanding shares of National Onshore from certain other shareholders. During December 2004, National Onshore acquired the remaining 5.3% of the outstanding shares that were not owned by an affiliate of Mr. Icahn. The difference between the purchase price for both acquisitions and the minority interest liability was treated as a purchase price adjustment which reduced the full cost pool.
      On December 6, 2004, AREP purchased from an affiliates of Mr. Icahn $27.5 million aggregate principal amount, or 100%, of the outstanding term notes issued by National Onshore (the “National Onshore Notes”). The purchase price was $28.2 million, which equals the principal amount of the National Onshore Notes plus accrued unpaid interest. The notes are payable annually in equal consecutive annual payments of $5.0 million, with the final installment due August 28, 2008. Interest is payable semi-annually in February and August at the rate of 10% per annum.
      On April 6, 2005, AREP acquired 100% of the outstanding stock of National Onshore from entities owned by Mr. Icahn for an aggregate consideration of $180 million. The operations of National Onshore are considered to have been contributed to the Company on August 28, 2003 at a historical cost of approximately $116.3 million, representing the historical basis in the assets and liabilities of National Onshore of the entities owned by Mr. Icahn. AREP contributed the National Onshore Notes, but not the accrued and unpaid interest through the date of contribution, to the Company on June 30, 2005. The Period of Common Control of National Onshore began on August 28, 2003.
      National Offshore LP — On July 16, 2002, National Offshore filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court of the Southern District of Texas. On November 3, 2004, the Bankruptcy Court entered a confirmation order for the National

NEG, INC. AND NEG OIL & GAS LLC
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
Offshore’s Plan of Reorganization (the “National Offshore Plan”). The National Offshore Plan became effective November 16, 2004 and National Offshore began operating as a reorganized entity. Upon emergence from bankruptcy, an entity controlled by Mr. Icahn owned 100% of the outstanding common stock of National Offshore.
      On December 6, 2004, AREP purchased $38.0 million aggregate principal amount of term loans issued by National Offshore, which constituted 100% of the outstanding term loans of National Offshore from an affiliate of Mr. Icahn. On June 30, 2005, AREP contributed the National Offshore term loan, but not the accrued and unpaid interest through the date of contribution, to the Company.
      On June 30, 2005, AREP acquired 100% of the equity of National Offshore from affiliates of Mr. Icahn for consideration valued at approximately $125.0 million. The Period of Common Control for National Offshore began on November 16, 2004 when National Offshore emerged from bankruptcy. The acquisition of National Offshore has been recorded effective December 31, 2004. The historical cost of approximately $91.6 million, representing the historical basis in the assets and liabilities of National Offshore of the affiliates of Mr. Icahn, was considered to have been contributed to the Company on December 31, 2004.

2.	Significant Accounting Policies
  Basis of Presentation
      The combined financial statements include the accounts of NEG, Inc. and NEG Oil & Gas LLC on a combined basis (the Company) and their wholly and majority owned subsidiaries in which control can be exercised. The Company is considered to have control if it has a direct or indirect ability to make decisions about an entity’s activities through voting or similar rights. All material intercompany accounts and transactions have been eliminated in consolidation. Investments in subsidiaries over which the Company has significant influence, but not control, are reported using the equity method.
  Accounting Estimates
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents
      Cash and cash equivalents may include demand deposits, short-term commercial paper, and/or money-market investments with maturities of three months or less when purchased. Cash in bank deposit accounts are generally maintained at high credit quality financial institutions and may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant risk of loss.

Oil and Natural Gas Properties
      The Company utilizes the full cost method of accounting for its crude oil and natural gas properties. Under the full cost method, all productive and nonproductive costs incurred in connection with the acquisition, exploration, and development of crude oil and natural gas reserves are capitalized and amortized on the units-of-production method based upon total proved reserves. The Company elects to include its current unevaluated properties in the full cost pool. Conveyances of properties, including gains or losses on abandonments of properties, are treated as adjustments to the cost of crude oil and natural gas properties,

NEG, INC. AND NEG OIL & GAS LLC
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
with no gain or loss recognized unless the sale or disposition represents a significant portion of the Company’s oil and natural gas reserves.
      Under the full cost method, the net book value of oil and natural gas properties, less related deferred income taxes, may not exceed the estimated after-tax future net revenues from proved oil and natural gas properties, discounted at 10% per year (the ceiling limitation) plus the lower of cost or fair value of unevaluated properties, if any. In arriving at estimated future net revenues, estimated lease operating expenses, development costs, abandonment costs, certain production related ad-valorem taxes, and estimated corporate income taxes relating to oil and gas properties, if any, are deducted. In calculating future net revenues, prices and costs in effect at the time of the calculation are held constant indefinitely, except for changes which are fixed and determinable by existing contracts. Such contracts may include derivative contracts that meet the accounting requirements and are documented, designated and accounted for as cash flow hedges. None of the Company’s derivatives contracts were accounted for as cash flow hedges. Consequently, prices were held constant indefinitely. The net book value is compared to the ceiling limitation on a quarterly basis. The excess, if any, of the net book value above the ceiling limitation is required to be written off as a non-cash expense. The Company did not incur a ceiling writedown in 2003, 2004 and 2005. There can be no assurance that there will not be writedowns in future periods under the full cost method of accounting as a result of sustained decreases in oil and natural gas prices or other factors.
      The Company has capitalized internal costs of $0.6 million; $1.0 million and $1.1 million for the years ended December 31, 2003, 2004 and 2005, respectively, as cost of oil and natural gas properties. Oil and natural gas properties include cumulative capitalized internal costs of $2.4 million and $3.5 million as of December 31, 2004 and 2005. Such capitalized costs include salaries and related benefits of individuals directly involved in the Company’s acquisition, exploration, and development activities based on a percentage of their salaries. These costs do not include any costs related to production, general corporate overhead, or similar activities.
      Costs associated with production and general corporate activities are expensed in the period incurred. Production costs are costs incurred to operate and maintain the Company’s wells and related equipment and include cost of labor, well service and repair, location maintenance, power and fuel, transportation, cost of product, property taxes, production and severance taxes and production related general and administrative costs.
      The Company receives reimbursement for administrative and overhead expenses incurred on behalf of other working interest owners on properties the Company operates. Such reimbursements are recorded as reductions to general and administrative expenses to the extent of actual costs incurred. Reimbursements in excess of actual costs incurred, if any, are credited to the full cost pool to be recognized through lower cost amortization as production occurs. Historically, the Company has not received any administrative and overhead reimbursements in excess of costs incurred.
      The Company is subject to extensive federal, state, and local environmental laws and regulations. These laws, which are constantly changing, regulate the discharge of materials into the environment and may require the Company to remove or mitigate the environmental effects of the disposal or release of petroleum or chemical substances at various sites. Environmental expenditures are expensed or capitalized depending on their future economic benefit. Expenditures that relate to an existing condition caused by past operations and that have no future economic benefits are expensed. Liabilities for expenditures of a noncapital nature are recorded when environmental assessment and/or remediation is probable, and the costs can be reasonably estimated.
      The Company’s operations are subject to all of the risks inherent in oil and natural gas exploration, drilling and production. These hazards can result in substantial losses to the Company due to personal injury and loss of life, severe damage to and destruction of property and equipment, pollution or environmental

NEG, INC. AND NEG OIL & GAS LLC
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
damage, or suspension of operations. The Company maintains insurance of various types customary in the industry to cover its operations and believes it is insured prudently against certain of these risks. In addition, the Company maintains operator’s extra expense coverage that provides coverage for the care, custody and control of wells drilled by the Company. The Company’s insurance does not cover every potential risk associated with the drilling and production of oil and natural gas. As a prudent operator, the Company does maintain levels of insurance customary in the industry to limit its financial exposure in the event of a substantial environmental claim resulting from sudden and accidental discharges. However, 100% coverage is not maintained. The occurrence of a significant adverse event, the risks of which are not fully covered by insurance, could have a material adverse effect on the Company’s financial condition and results of operations. Moreover, no assurance can be given that the Company will be able to maintain adequate insurance in the future at rates it considers reasonable. The Company believes that it operates in compliance with government regulations and in accordance with safety standards which meet or exceed industry standards.

Other Property and Equipment
      Other property and equipment includes furniture, fixtures, and other equipment. Such assets are recorded at cost and are depreciated over their estimated useful lives using the straight-line method.
      The Company’s investment in Longfellow Ranch Field includes an interest in a gas separation facility. This investment is included in the oil and natural gas properties and depleted over the life of the reserves.
      Maintenance and repairs are charged against income when incurred; renewals and betterments, which extend the useful lives of property and equipment, are capitalized.

Income Taxes
      NEG will be taxed as a corporation and NEG Oil & Gas will be taxed as a partnership under applicable federal and state laws. Since NEG had no operations during the three year period ended December 31, 2005, all federal and state income tax provisions follow the tax attributes of NEG Oil & Gas and its subsidiary corporate entities. No income taxes have been provided on the income of NEG Oil & Gas since these taxes are the responsibility of the member. Income tax liabilities and assets reflect the obligations and assets of its consolidated entities.
      National Energy Group is a corporation and is subject to corporate income tax. National Onshore and National Offshore were organized as corporations and were subject to corporate income tax until their acquisition by NEG Oil & Gas. For income tax purposes, National Energy Group files a separate company tax return. Through the date of acquisition by NEG Oil & Gas, the taxable income or loss of National Onshore and its subsidiaries and National Offshore are included in the consolidated income tax return of the Starfire Holding Corp. (“Starfire”) controlled group. National Onshore and its subsidiaries and National Offshore entered into tax allocation agreements with Starfire, an entity owned by Mr. Icahn. The tax allocation agreements provide for payments of tax liabilities to Starfire, calculated as if National Onshore and its subsidiaries and National Offshore each filed a consolidated income tax return separate from the Starfire controlled group. Additionally, the agreements provide for payments from Starfire to National Onshore and its subsidiaries or National Offshore for any previously paid tax liabilities that are reduced as a result of subsequent determinations by any government authority, or as a result of any tax losses or credits that are allowed to be carried back to prior years.
      The Company accounts for income tax assets and liabilities of its consolidated corporate entities in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for income Taxes” (SFAS 109). SFAS 109 requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statements carrying amounts of existing

NEG, INC. AND NEG OIL & GAS LLC
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. The Company maintains valuation allowances where it is determined more likely than not that all or a portion of a deferred tax asset will not be realized. Changes in valuation allowances from period to period are included in the Company’s tax provision in the period of change. In determining whether a valuation allowance is warranted, the Company takes into account such factors as prior earnings history, expected future earnings, carryback and carryforward periods, and tax planning strategies.
      As of December 31, 2004 and 2005, the Company has established a valuation allowance of approximately $64.4 million and $8.9 million as a reserve against deferred tax assets.
      The unaudited pro forma income tax information on the accompanying combined statements of operations for the years ended December 31, 2003, 2004 and 2005 show the approximate federal and state income taxes (by applying statutory rates) that would have been incurred had the operations of NEG Oil & Gas been taxed as a C corporation in those periods, and thus subject to federal and certain state income taxes. The unaudited pro forma income tax information included in the statements of operations is presented in accordance with SFAS No. 109, Accounting for Income Taxes (SFAS No. 109).

Accounts Receivable
      The Company sells crude oil and natural gas to various customers. In addition, the Company participates with other parties in the operation of crude oil and natural gas wells. Substantially all of the Company’s accounts receivable are due from either purchasers of crude oil and natural gas or participants in crude oil and natural gas wells for which the Company serves as the operator. Generally, operators of crude oil and natural gas properties have the right to offset future revenues against unpaid charges related to operated wells. Crude oil and natural gas sales are generally unsecured.
      The allowance for doubtful accounts is an estimate of the losses in the Company’s accounts receivable. The Company periodically reviews the accounts receivable from customers for any collectability issues. An allowance for doubtful accounts is established based on reviews of individual customer accounts, recent loss experience, current economic conditions, and other pertinent factors. Accounts deemed uncollectible are charged to the allowance. Provisions for bad debts and recoveries on accounts previously charged-off are added to the allowance.
      Accounts receivable allowance for bad debt totaled approximately $0.3 million at December 31, 2004 and $0.2 million at December 31, 2005. At December 31, 2004 and 2005, the carrying value of the Company’s accounts receivable approximates fair value.

Revenue Recognition
      Revenues from the sale of natural gas and oil produced are recognized upon the passage of title, net of royalties.

Natural Gas Production Imbalances
      The Company accounts for natural gas production imbalances using the sales method, whereby the Company recognizes revenue on all natural gas sold to its customers notwithstanding the fact that its ownership may be less than 100% of the natural gas sold. Liabilities are recorded by the Company for imbalances greater than the Company’s proportionate share of remaining estimated natural gas reserves. The Company has recorded a liability for gas balancing of $0.9 million at December 31, 2004 and $1.1 million at December 31, 2005.

NEG, INC. AND NEG OIL & GAS LLC
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Comprehensive Income
      Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. There were no differences between net earnings and total comprehensive income in 2003, 2004 and 2005.

Derivatives
      From time to time, the Company enters into various derivative instruments consisting principally of no cost collar options (the “Derivative Contracts”) to reduce its exposure to price risk in the spot market for natural gas and oil. The Company follows Statement of Financial Accounting Standards No. 133 (SFAS 133), Accounting for Derivative Instruments and Hedging Activities, which was amended by Statement of Financial Accounting Standards No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities. These pronouncements established accounting and reporting standards for derivative instruments and for hedging activities, which generally require recognition of all derivatives as either assets or liabilities in the balance sheet at their fair value. The accounting for changes in fair value depends on the intended use of the derivative and its resulting designation. The Company elected not to designate these instruments as hedges for accounting purposes, accordingly the cash settlements and valuation gains and losses are included in oil and natural gas sales. The following summarizes the cash settlements and valuation gains and losses for the years ended December 31, 2003, 2004 and 2005 (amounts in thousands):

	2003	2004	2005

Realized loss — (net cash payments)	$8,309	$16,625	$51,263
Unrealized loss	2,987	9,179	69,254

Loss on Derivative Contracts	$11,296	$25,804	$120,517

The following is a summary of the Company’s Derivative Contracts as of December 31, 2005:

Type of Contract	Production Month	Volume per Month	Floor	Ceiling

No cost collars	Jan-Dec 2006	31,000 Bbls	41.65	45.25
No cost collars	Jan-Dec 2006	16,000 Bbls	41.75	45.40
No cost collars	Jan-Dec 2006	570,000 MMBTU	6.00	7.25
No cost collars	Jan-Dec 2006	120,000 MMBTU	6.00	7.28
No cost collars	Jan-Dec 2006	500,000 MMBTU	4.50	5.00
No cost collars	Jan-Dec 2006	46,000 Bbls	60.00	68.50
(The Company participates in a second ceiling at $84.50 on the 46,000 Bbls)
No cost collars	Jan-Dec 2007	30,000 Bbls	57.00	70.50
No cost collars	Jan-Dec 2007	30,000 Bbls	57.50	72.00
No cost collars	Jan-Dec 2007	930,000 MMBTU	8.00	10.23
No cost collars	Jan-Dec 2008	46,000 Bbls	55.00	69.00
No cost collars	Jan-Dec 2008	750,000 MMBTU	7.00	10.35
      While the use of derivative contracts can limit the downside risk of adverse price movements, it may also limit future gains from favorable movements. The Company addresses market risk by selecting instruments whose value fluctuations correlate strongly with the underlying commodity. Credit risk related to derivative activities is managed by requiring minimum credit standards for counter parties, periodic settlements, and mark to market valuations.
      A liability of $16.7 million (including a current liability of $8.9 million) and $85.9 million (including a current liability of $68.0 million) was recorded by the Company as of December 31, 2004 and 2005

NEG, INC. AND NEG OIL & GAS LLC
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
respectively, in connection with these contracts. As of December 31, 2004, the Company had issued $11.0 million in letters of credit securing the Company’s derivative position. During 2005, the Company was required to provide security to counter parties for its Derivative Contracts in loss positions.
      On December 22, 2005, concurrent with the execution of the Company’s new credit facility (see note 8) the Company novated all of Derivative Contracts with Shell Trading (US) outstanding as of that date with identical Derivative Contracts with Citicorp (USA), Inc. as the counter party. Under this transaction, no contracts were settled, Citicorp (USA) replaced Shell Trading (US) as the counter party and no gain or loss was recorded. Under the new credit facility, Derivatives Contracts with certain lenders under the credit facility do not require cash collateral or letters of credit and rank pari passu with the credit facility. All cash collateral and letters of credit have been released as of December 31, 2005.

401-K plan
      The Company maintains a 401-K plan for the benefit of its employees and matches employee contributions, subject to certain limitations. Each qualified employee may contribute up to 10% of base salary, on a pre-tax basis, to the 401-K plan and the Company will match 50% of the employee’s contribution. For the years ended December 31, 2003, 2004 and 2005, the Company’s matching contributions were approximately $0.1 million, $0.2 million and $0.2 million, respectively.

Accounting for Asset Retirement Obligations
      The Company accounts for its asset retirement obligations under Statement of Financial Accounting Standards No. 143 (SFAS 143), Accounting for Asset Retirement Obligations. SFAS 143 provides accounting requirements for costs associated with legal obligations to retire tangible, long-lived assets. Under SFAS 143, an asset retirement obligation is recorded at fair value in the period in which it is incurred by increasing the carrying amount of the related long-lived asset. In each subsequent period, the liability is accreted to its present value and the capitalized cost is depreciated over the useful life of the related asset.
      The Company’s asset retirement obligation represents expected future costs to plug and abandon its wells, dismantle facilities, and reclamate sites at the end of the related assets’ useful lives.

Recent Accounting Pronouncements
      On December 16, 2004, the FASB issued Statement 123 (revised 2004), “Share-Based Payment” that will require compensation costs related to share-based payment transactions (e.g., issuance of stock options and restricted stock) to be recognized in the financial statements. With limited exceptions, the amount of compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. In addition, liability awards will be remeasured each reporting period. Compensation cost will be recognized over the period that an employee provides service in exchange for the award. Statement 123(R) replaces SFAS 123, “Accounting for Stock-Based Compensation,” and supersedes Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees.” For us, SFAS 123(R) is effective for the first reporting period after June 15, 2005. Entities that use the fair-value-based method for either recognition or disclosure under SFAS 123 are required to apply SFAS 123(R) using a modified version of prospective application. Under this method, an entity records compensation expense for all awards it grants after the date of adoption. In addition, the entity is required to record compensation expense for the unvested portion of previously granted awards that remain outstanding at the date of adoption. In addition, entities may elect to adopt SFAS 123(R) using a modified retrospective method whereby previously issued financial statements are restated based on the expense previously calculated and reported in their pro forma footnote disclosures. The Company had no share based payments subject to this standard.

NEG, INC. AND NEG OIL & GAS LLC
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
      In December 2004, the FASB issued Statement 153, “Exchanges of Nonmonetary Assets”, an amendment of APB Opinion No. 29, to clarify the accounting for nonmonetary exchanges of similar productive assets. SFAS 153 provides a general exception from fair value measurement for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The Statement will be applied prospectively and is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not have any nonmonetary transactions for any period presented that this Statement would apply.
      In March 2005, the FASB issued Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations — an Interpretation of FASB Statement No. 143 (“Interpretation”). This Interpretation clarifies that the term conditional asset retirement obligation as used in FASB Statement No. 143, Accounting for Asset Retirement Obligations, refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Thus, the timing and (or) method of settlement may be conditional on a future event. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. This Interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. This Interpretation is effective for the Company’s year ended December 31, 2005. The adoption of this Interpretation did not impact the Company’s consolidated financial position or results of operations.
      In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3 (“SFAS No. 154”). SFAS No. 154 requires retrospective application to prior period financial statements for changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle should be recognized in the period of the accounting change. SFAS No. 154 will become effective for the Company’s fiscal year beginning January 1, 2006. The impact of SFAS No. 154 will depend on the nature and extent of any voluntary accounting changes and correction of errors after the effective date, but management does not currently expect SFAS No. 154 to have a material impact on the Company’s combined financial position, results of operations or cash flows.
      On February 16, 2006, the FASB issued Statement 155, “Accounting for Certain Hybrid Instruments — an amendment of FASB Statements No. 133 and 140.” The statement amends Statement 133 to permit fair value measurement for certain hybrid financial instruments that contain an embedded derivative, provides additional guidance on the applicability of Statement 133 and 140 to certain financial instruments and subordinated concentrations of credit risk. The new standard is effective for the first fiscal year that begins after September 15, 2006 (January 1, 2007 for the Company). We have no hybrid instruments subject to this standard.

NEG, INC. AND NEG OIL & GAS LLC
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
3.     Contributions of National Onshore and National Offshore
      National Onshore — On August 28, 2003, the effective date of the confirmation of National Onshore’s bankruptcy plan, an entity affiliated with Mr. Icahn owned 89% of the outstanding shares of National Onshore. The assets and liabilities of National Onshore were considered to have been contributed to the Company on that date at the historical cost of the entity affiliated with Mr. Icahn as follows (amounts in thousands).

Assets contributed
Cash and cash equivalents	$15,312
Accounts receivable	11,236
Drilling prepayments	505
Other current assets	1,318
Oil and natural gas properties	186,289
Other assets	226

Total assets	214,886

Liabilities assumed
Accounts payable	3,761
Current maturities of long-term debt	6,038
Accrued liabilities	10,158
Accounts payable — other	27
Long-term debt, net of current maturities	4,266
Note payable to affiliate — net of current maturities	27,500
Production payments — net of current maturities	5,617
Other liabilities	2,096
Income tax liability	27,926
Asset retirement obligation	3,381
Minority interest liability	7,862

Total liabilities assumed	98,632

Net assets contributed	$116,254

      During June 2004, the entity affiliated with Mr. Icahn acquired an additional 5.7% of the outstanding shares of National Onshore from certain other shareholders at a cost of approximately $2.2 million. The $2.2 million purchase is recorded as a capital contribution from member in 2004. In December 2004, the remaining 5.3% of National Onshore shares not owned by the entity affiliated with Mr. Icahn was purchased by National Onshore at a cost of $4.1 million. The share repurchase is reflected as a purchase of membership interest in 2004. The difference between the purchase price for both acquisitions and the minority interest liability was treated as an adjustment to the historical cost basis which reduced the full cost pool.

NEG, INC. AND NEG OIL & GAS LLC
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
      National Offshore — Effective December 31, 2004, the Period of Common Control of National Offshore, the following assets and liabilities were considered to have been contributed to the Company (amounts in thousands):

Assets contributed
Cash and cash equivalents	$23,753
Accounts receivable	10,482
Drilling prepayments	2,601
Deferred tax assets, net	1,943
Other	2,051
Oil and natural gas properties	128,673
Restricted deposits	23,519
Deferred taxes	592

Total assets	193,614

Liabilities assumed
Accounts payable	11,235
Accounts payable — affiliate	555
Current portion of note payable to affiliate	5,429
Prepayments from partners	652
Accrued interest — affiliates	288
Income tax payable — affiliate	156
Accounts payable — revenue	716
Accounts payable — other	10
Derivative financial instruments	903
Note payable to affiliate — net of current maturities	32,571
Asset retirement obligation	49,538

Total liabilities assumed	102,053

Net assets contributed	$91,561

4.     Acquisitions
      In March 2005, the Company purchased an additional interest in Longfellow Ranch for $31.9 million.
      In October 2005, the Company executed a purchase and sale agreement to acquire Minden Field assets near its existing production properties in East Texas. This acquisition consists of 3,500 acres with 17 producing wells and numerous drilling opportunities. The purchase price was approximately $85.0 million, which was subsequently reduced to $82.3 million after purchase price adjustments, and the transaction closed on November 8, 2005.
5.     Sale of West Delta Properties
      In March 2005, the Company sold its rights and interest in West Delta 52, 54, and 58 to a third party in exchange for the assumption of existing future asset retirement obligations on the properties and a cash payment of $0.5 million. The estimated fair value of the asset retirement obligations assumed by the purchaser was approximately $16.8 million. In addition, the Company transferred to the purchaser approximately $4.7 million in an escrow account that the Company had funded relating to the asset retirement

NEG, INC. AND NEG OIL & GAS LLC
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
obligations on the properties. The full cost pool was reduced by approximately $11.6 million and no gain or loss was recognized on the transaction.
6.     Investments/ Note Receivable
      In January 2002, the Company acquired stock valued at $49.95 million, which was sold at a gain of $8.7 million in February 2002. In an unrelated transaction, the Company completed a short sale of stock in November 2002 for $10.4 million. At December 31, 2002, this short sale position remained open and the mark-to-market value of such stock resulted in an unrealized loss of $0.3 million. In January 2003, the Company settled this position and recorded a loss of $1.0 million on the transaction.
      In October 2003, the Company committed to an investment of $6.0 million in Petrosource Energy Company, LLC (“Petrosource”). The Company’s commitment was to acquire 24.8% of the outstanding stock for a price of $3.0 million and to advance $3.0 million as a subordinated loan bearing 6% interest due in six years. The Company initially purchased $1.8 million in stock and funded $1.8 million of the loan in October 2003. In February 2004, the Company purchased an additional $1.2 million of stock and funded the remaining $1.2 million loan commitment. Petrosource is in the business of selling CO(2) and also owns pipelines and compressor stations for delivery purposes. During 2004, Petrosource sold additional equity shares which reduced the Company’s ownership to 20.63%. The Company recorded losses of $0.1 million, $0.5 million, and $1.1 million in 2003, 2004 and 2005, respectively, as a result of accounting for the Petrosource investment under the equity method. During 2005, the Company invested an additional $0.5 million in Petrosource stock. In December 2005, the Company sold its entire investment in Petrosource, including the subordinate loan, for total proceeds of $10.5 million and recorded a gain of $5.5 million.
      In April 2002, the Company entered into a revolving credit commitment to extend advances to an unrelated third party. Under the terms of the revolving credit arrangement, the Company agreed to make advances from time to time, as requested by the unrelated third party and subject to certain limitations, in an amount up to $5.0 million. Advances made under the revolving credit commitment bear interest at prime rate plus 2% and are collateralized by inventory and receivables. As of December 31, 2004, the Company determined that a portion of the total outstanding advances of $1.3 million had been impaired and recorded a loss of $0.8 million. As of December 31, 2005, the Company determined that the majority of the total outstanding advance of $1.27 million had been impaired and recorded an additional loss of $0.5 million bringing the total allowance to $1.26 million. The loss is recorded as an impairment of note receivable and is included in general and administrative expenses.

7.	Restricted Deposits
      In connection with the National Offshore transaction, the Company acquired restricted deposits aggregating $23.5 million. The restricted deposits represent bank trust and escrow accounts required to be set up by surety bond underwriters and certain former owners of National Offshore’s offshore properties. In accordance with requirements of the U.S. Department of Interior’s Minerals Management Service (“MMS”), National Offshore was required to put in place surety bonds and/or escrow agreements to provide satisfaction of its eventual responsibility to plug and abandon wells and remove structures when certain offshore fields are no longer in use. As part of National Offshore’s agreement with the surety bond underwriter or the former owners of the particular fields, bank trust and escrow accounts were set up and funded based on the terms of the escrow agreements. Certain amounts are required to be paid upon receipt of proceeds from production.
      The restricted deposits include the following:

1. A $4.2 million escrow account for the East Breaks 109 and 110 fields set up in favor of the surety bond underwriter who provides a surety bond to the MMS. The escrow account is fully funded as of December 31, 2005.

NEG, INC. AND NEG OIL & GAS LLC
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

2. A $6.9 million escrow account for the East Breaks 165 and 209 fields set up in favor of the surety bond underwriter who provides a surety bond to the former owners of the fields and the MMS. The escrow account is fully funded as of December 31, 2005.

3. A $4.1 million escrow account set up in favor of a major oil company. The Company is required to make additional deposits to the escrow account in an amount equal to 10% of the net cash flow (as defined in the escrow agreement) from the properties that were acquired from the major oil company.

4. A $3.8 million escrow account that was required to be set up by the bankruptcy settlement proceedings of National Offshore. The Company is required to make monthly deposits based on cash flows from certain wells, as defined in the agreement.

5. A $5.3 million escrow account required to be set up by the MMS relating to East Breaks properties. The Company is required to make quarterly deposits to the escrow account of $0.8 million. Additionally, for some of the East Break properties, the Company will be required to deposit additional funds in the East Break escrow accounts, representing the difference between the required escrow deposit under the surety bond and actual escrow deposit balance at various points in time in the future. Aggregate payments to the East Breaks escrow accounts are as follows (in thousands):

Year Ended December 31,

2006	$3,200
2007	6,100
2008	3,200
2009	3,200
2010	5,000
Thereafter	4,000

$24,700

8.	Debt
      The Company’s debt consists of credit facilities, notes payable, note payable to affiliates and senior notes payable to affiliates.
Credit Facilities

The Operating LLC Credit Facility
      On December 29, 2003, Holding LLC entered into a Credit Agreement (the “Mizuho Facility”) with certain commercial lending institutions, including Mizuho Corporate Bank, Ltd. as the Administrative Agent and the Bank of Texas, N.A. and the Bank of Nova Scotia as Co-Agents.
      The Credit Agreement provided for a loan commitment amount of up to $145.0 million and a letter of credit commitment of up to $15 million (provided, the outstanding aggregate amount of the unpaid borrowings, plus the aggregate undrawn face amount of all outstanding letters of credit shall not exceed the borrowing base under the Credit Agreement). The Credit Agreement provided further that the amount available to the Operating LLC at any time was subject to certain restrictions, covenants, conditions and changes in the borrowing base calculation. In partial consideration of the loan commitment amount, Operating LLC has pledged a continuing security interest in all of its oil and natural gas properties and its equipment, inventory, contracts, fixtures and proceeds related to its oil and natural gas business.
      At Operating LLC’s option, interest on borrowings under the Credit Agreement bear interest at a rate based upon either the prime rate or the LIBOR rate plus, in each case, an applicable margin that, in the case

NEG, INC. AND NEG OIL & GAS LLC
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
of prime rate loans, can fluctuate from 0.75% to 2.50% per annum. Fluctuations in the applicable interest rate margins are based upon Operating LLC’s total usage of the amount of credit available under the Credit Agreement, with the applicable margins increasing as Operating LLC’s total usage of the amount of the credit available under the Credit Agreement increases. The Credit Agreement expires on September 1, 2006.
      At the closing of the Credit Agreement, Operating LLC borrowed $43.8 million to repay $42.9 million owed by Operating LLC to an affiliate of Mr. Icahn under the secured loan arrangement which was then terminated and to pay administrative fees in connection with this borrowing. Approximately $1.4 million of loan issuance costs was capitalized in connection with the closing of this transaction. Operating LLC intends to use any future borrowings under the credit agreement to finance potential acquisitions.
      The Credit Agreement required, among other things, semiannual engineering reports covering oil and natural gas properties, and maintenance of certain financial ratios, including the maintenance of a minimum interest coverage, a current ratio, and a minimum tangible net worth.

NEG Oil & Gas LLC Senior Secured Revolving Credit Facility
      On December 22, 2005, the Company entered into a credit agreement, dated as of December 20, 2005, with Citicorp USA, Inc., as administrative agent, Bear Stearns Corporate Lending Inc., as syndication agent, and other lender parties thereto (the “NEG Credit Facility”). The NEG Credit Facility is secured by substantially all the assets of the Company and its subsidiaries, has a five-year term and permits payments and re-borrowings, subject to a borrowing base calculation based on the proved oil and gas reserves of the Company and its subsidiaries. Under the NEG Credit Facility, the Company will be permitted to borrow up to $500 million, and the initial borrowing base is set at $335 million. The Company used a portion of the initial $300 million funding under the NEG Credit Facility to purchase the Mizuho Facility. On a consolidated basis, the Mizuho Facility is no longer outstanding.
      In consideration of each lender’s commitment to make loans under the NEG Credit Facility, the Company is required to pay a quarterly commitment fee ranging from 0.375% to 0.50% of the available borrowing base. Commitment fees are based upon the facility utilization levels.
      At the Company’s option, borrowings under the NEG Credit Facility bear interest at Base Rate or Euro Dollar Rate, as defined in the borrowing agreement, plus, in each case, an applicable margin that, in the case of Base Rate loans, can fluctuate from 0.00% to 0.75% per annum, and, in the case of Euro Dollar loans, can fluctuate from 1.00% to 1.75% per annum. Fluctuations in the applicable interest rate margins are based upon the Company’s total usage of the amount of credit available under the NEG Credit Facility, with the applicable margins increasing as the Company’s total usage of the amount of the credit available under the NEG Credit Facility increases. Base Rate and Euro Dollar Rate fluctuate based upon Prime rate or LIBOR, respectively. At December 31, 2005, the interest rate on the outstanding amount under the credit facility was 6.44%.
      NEG Credit Facility agreement requires, among other things, semiannual engineering reports covering oil and natural gas properties, limitation on distributions, and maintenance of certain financial ratios, including maintenance of leverage ratio, current ratio and a minimum tangible net worth. The Company was in compliance with all covenants at December 31, 2005.
      In addition to purchasing the Mizuho Facility, the Company used the proceeds from the NEG Credit Facility to (1) repay a loan of approximately $85 million by AREP used to purchase properties in the Minden Field; (2) pay a distribution of $78.0 million, and (3) pay transaction costs.

NEG, INC. AND NEG OIL & GAS LLC
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
Notes Payable
      Notes payable consist of the following (amounts in thousands):

	2004	2005

Notes payable to various prior creditors of National Onshore in settlement of bankruptcy claims. The notes are generally payable over a 30 month period with a stated interest rate of 6%; however, the notes have been discounted to an effective rate of 10%	$4,320	$2,503
Note payable — asset acquisition	83	—

Total	4,403	2,503
Less Current maturities	(1,761)	(2,503)

	$2,642	$—

Notes Payable to Affiliates
      Notes payable to affiliates consist of the following (amounts in thousands):

	2004	2005

In connection with the National Onshore plan of reorganization, on August 28, 2003, National Onshore entered into a note agreement with an affiliate of Mr. Icahn. The note is a term loan in the amount of $32.5 million and bears interest at a rate of 10% per annum. Interest is payable semi-annually. Annual principal payments in the amount of $5 million are due on the first through fourth anniversary dates of the note with the final principal payment of $12.5 million due on the fifth anniversary date. The note is secured by substantially all of the assets of National Onshore. On December 6, 2004, AREP purchased the note from the affiliate of Mr. Icahn and on June 30, 2005, contributed the note, excluding accrued and unpaid interest, to the Company
	$27,500	$—

Note payable to an affiliate of Mr. Icahn arising from the bankruptcy plan of National Offshore. The note bears interest at Wall Street Journal LIBOR plus 4% (6.35% at December 31, 2004) and is payable in quarterly principal installments of $1.4 million plus interest commencing March 31, 2005. The loan was secured by substantially all of the assets of National Offshore. On December 6, 2004, the note was purchased by AREP from an affiliate of Mr. Icahn and on June 30, 2005, the note, excluding accrued and unpaid interest was contributed to the Company	38,000	—

Total	65,500	—

Less Current maturities	(10,429)	—

	$55,071	$—

      During 2005, the Company borrowed additional $25.0 million from AREP and repaid $1.4 million. The remaining outstanding balance of $23.6 million, excluding accrued and unpaid interest, along with notes payable detailed above, were contributed to the Company.

NEG, INC. AND NEG OIL & GAS LLC
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
Senior Notes-Affiliates
      Upon confirmation of the bankruptcy plan of National Energy Group, the Senior Notes of National Energy Group ($148.6 million) were held in their entirety by an affiliate of Mr. Icahn. The Senior Notes bear interest at an annual rate of 10.75%, payable semiannually in arrears on May 1 and November 1 of each year and originally matured in November 2006. On March 16, 2006, the due date of the Senior Notes was extended to April 1, 2007.
      In August 2001, National Energy Group redeemed $16.4 million of principal outstanding under the senior note obligations and paid $4.8 million of long-term interest payable on the Senior Notes for cash consideration of $10.5 million. National Energy Group paid affiliates of Mr. Icahn approximately $0.4 million in current interest on the redeemed senior note obligations at the date of redemption related to interest owed from the last semi-annual interest payment date of May 1, 2001, to the date of redemption. As this was a partial redemption of the Senior Notes, it has been accounted for as a modification of terms that changes the amounts of future cash payments. Accordingly, the excess of redeemed principal and interest over the redemption payment of $10.5 million was recognized as a deferred gain on senior note redemption and amortized as a reduction to interest expense over the remaining life of the Senior Notes.
      On June 30, 2005, the Senior Notes, with outstanding balance of $148.6 million, but not the accrued and unpaid interest, were contributed to the Company by AREP. The contribution as well as the remaining balance in the unamortized deferred gain of $2.7 million was accounted for as an equity contribution to the Company.
Advance from Affiliate
      During 2005, AREP made unsecured non-interest bearing advance of $49.8 million, payable on demand, to fund their drilling programs as well as to fund derivative contract deposits, of which $39.8 million were outstanding at December 31, 2005. The outstanding balance was repaid in January 2006.
Deferred Loan Costs
      The Company capitalized approximately $1.5 million in external direct costs associated with the Credit Agreement which was being amortized (approximately $0.05 million per month) as deferred loan costs. Upon execution of the NEG Credit Facility, the Company expensed the unamortized deferred loan cost of $0.4 million relating to the Mizuho Facility in December 2005.
      Additionally, the Company capitalized $4.7 million in external direct costs associated with the NEG Credit Facility executed on December 22, 2005. The deferred costs will be amortized over the term of the facility as additional interest expense.
Five Year Maturities
      Aggregate annual maturities of debt for fiscal years 2006 to 2010 are as follows: 2006 – $42.3 million; 2007 – $0 million; 2008 – $0; 2009 – $0; 2010 – $300.0 million.

9.	Income Taxes
      National Energy Group, Inc. is organized as a corporation and is subject to corporate income tax as a separate entity. National Onshore and National Offshore were organized as corporations until their respective acquisitions by NEG Oil & Gas, LLC, and were subject to corporate taxes up until the date of acquisition as part of a tax sharing agreement with the Starfire, Inc. consolidated group. The Company accounts for income taxes of National Energy Group, National Onshore and National Offshore according to Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (SFAS 109). SFAS 109 requires the

NEG, INC. AND NEG OIL & GAS LLC
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
recognition of deferred tax assets, net of applicable reserves, related to net operating loss carryforwards and certain temporary differences. The standard requires recognition of a future tax benefit to the extent that realization of such benefit is more likely than not. Otherwise, a valuation allowance is applied. As of December 31, 2005, the Company is not able to conclude that it is more likely than not that all its deferred tax assets will be realized and has established a valuation allowance against a portion of its deferred tax assets.
      The (provision) benefit for U.S. federal income taxes attributable to continuing operations is as follows (amounts in thousands):

	Year Ended December 31,

	2003	2004	2005

Current	$(2,990)	$(404)	$(1,636)
Deferred	15,380	(6,520)	(284)

	$12,390	$(6,924)	$(1,920)

      The tax effect of significant differences representing net deferred tax assets (the difference between financial statement carrying values and the tax basis of assets and liabilities) for the Company is as follows (in thousands):

	December 31, 2004

	National	National	National
	Onshore	Offshore	Energy Group

Deferred tax assets related to:
Investment in Holding LLC	$—	$—	$5,333
Net operating loss carryforwards	21,434	14,917	26,581
AMT and other credit carryforwards	1,288	610	608
Property, plant & equipment undeveloped properties	64,945	—	—
Other, net	2,217	8,289	1,308

	89,884	23,816	33,830
Less valuation allowance	(49,793)	—	(14,588)

Subtotal	40,091	23,816	19,242
Less current portion	—	(1,943)	—

Deferred tax assets	$40,091	$21,873	$19,242

Deferred tax liabilities related to:
Property, plant & equipment developed properties	$(52,890)	$(21,281)	$—

Deferred tax liabilities	(52,890)	(21,281)	—

Net deferred tax asset/(liabilities)	$(12,799)	$592	$19,242

NEG, INC. AND NEG OIL & GAS LLC
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

	December 31, 2005

	National	National	National
	Onshore	Offshore	Energy Group

Deferred tax assets related to:
Investment in Holding LLC	$—	$—	$—
Net operating loss carryforwards	—	—	29,375
AMT and other credit carryforwards	—	—	760
Property, plant & equipment undeveloped properties	—	—	—
Other, net	—	—	594

	—	—	30,729
Less valuation allowance	—	—	(8,879)

Subtotal	—	—	21,850
Less current portion	—	—	—

Deferred tax assets	$—	$—	$21,850

Deferred tax liabilities related to:
Investment in Holdings LLC	$—	$—	$(7,304)

Property, plant & equipment developed properties	—	—	(6)

Deferred tax liabilities	—	—	(7,310)

Net deferred tax asset/(liabilities)	$—	$—	$14,540

      At December 31, 2005, National Energy Group had net operating loss carryforwards available for federal income tax purposes of approximately $83.9 million which begin expiring in 2018. Additional net operating loss limitations may be imposed as a result of subsequent changes in our stock ownership. Prior to the formation of Holding LLC, the income tax benefit associated with the loss carryforwards had not been recognized since, in our opinion, there was not sufficient positive evidence of future taxable income to justify recognition of a benefit. Upon the formation of Holding LLC, we again evaluated all evidence, both positive and negative, in determining whether a valuation allowance to reduce the carrying value of deferred tax assets was still needed and concluded, based on the projected allocations of taxable income by Holding LLC, more likely than not we will realize a partial benefit from the loss carryforwards. Accordingly, we recorded a deferred tax asset of $25.9 million, $19.2 million and $14.5 million as of December 31, 2003, 2004, and 2005, respectively. Ultimate realization of the deferred tax asset is dependent upon, among other factors, our ability to generate sufficient taxable income within the carryforward periods and is subject to change depending on the tax laws in effect in the years in which the carryforwards are used.
      At December 31, 2004, after the filing of prior years amended returns, TransTexas Gas Corporation had net operating loss carryforwards of approximately $150.0 million, which begin expiring in 2020. On April 6, 2005, TransTexas merged into National Onshore, a limited partnership, resulting in the treatment of an asset sale for tax purposes and subsequent liquidation into its parent company. Pursuant to the asset sale, TransTexas utilized approximately $75.0 million of its net operating loss carryforwards on its final corporate tax return and the remainder transferred to its parent company in the liquidation. Additionally, upon the TransTexas merger into National Onshore, the net deferred tax liabilities of approximately $9.9 million were credited to equity, in accordance with SFAS 109.

NEG, INC. AND NEG OIL & GAS LLC
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
      At December 31, 2004, Panaco, Inc. had net operating loss carryforwards available for federal income tax purposes of approximately $39.2 million, which begin expiring in 2019. On June 30, 2005, pursuant to the Panaco purchase agreement, Panaco merged into National Offshore LP. The purchase was a non-taxable transaction resulting in the net operating loss carryforwards remaining with the former Panaco shareholders. Additionally, in accordance with SFAS 109, for financial reporting purposes, the net deferred tax assets of approximately $2.6 million were debited to equity.
      The reconciliation of income taxes computed at the U.S. federal statutory tax rates to the provision (benefit) for income taxes on income from continuing operations is as follows:

	Year Ended December 31,

	2003	2004	2005

Federal statutory rate	35.0%	35.0%	35.0%
Income not subject to taxation	3.6%	9.7%	(3.9)%
Valuation allowance on deferred tax assets	(146.7)%	(11.9)%	(23.2)%
Other	1.8%	3.2%	(0.1)%

	(106.3)%	36.0%	7.8%

10.	Commitments and Contingencies
      During 2000 and 2001 we entered into several hedge contracts with Enron North America Corp (“Enron NAC”). In 2001 Enron Corporation and many Enron Corporation affiliates and subsidiaries, including Enron NAC filed for protection under Chapter 11 of the US bankruptcy code. The Company has filed a claim for damages in the Enron NAC bankruptcy proceeding and we have appointed a representative to the official committee of unsecured creditors. The Company’s claim is unsecured and represents a hedge against future oil and natural gas prices for which the Company should receive a percentage distribution from the Enron bankruptcy proceeding in accordance with its plan of reorganization.
      Other than routine litigation incidental to its business operations which are not deemed by the Company to be material, there are no additional legal proceedings in which the Company, is a defendant.
      The Company leases office space under an operating lease. Rental expense charged to operations was approximately $0.6 million, $0.6 million and $0.7 million during the years ended December 31, 2003, 2004 and 2005, respectively. Minimum lease payments under future operating lease commitments at December 31, 2005 are as follows (in thousands):

2006	$610
2007	$610
  Environmental Matters
      The Company’s operations and properties are subject to extensive federal, state, and local laws and regulations relating to the generation, storage, handling, emission, transportation, and discharge of materials into the environment. Permits are required for various of the Company’s operations, and these permits are subject to revocation, modification, and renewal by issuing authorities. The Company’s operations are also subject to federal, state, and local laws and regulations that impose liability for the cleanup or remediation of property which has been contaminated by the discharge or release of hazardous materials or wastes into the environment. Governmental authorities have the power to enforce compliance with their regulations, and violations are subject to fines or injunctions, or both. The Company believes that it is in material compliance with applicable environmental laws and regulations. Noncompliance with such laws and regulations could give rise to compliance costs and administrative penalties. Management does not anticipate that the Company

NEG, INC. AND NEG OIL & GAS LLC
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
will be required in the near future to expend amounts that are material to the financial condition or operations of the Company by reason of environmental laws and regulations, but because such laws and regulations are frequently changed and, as a result, may impose increasingly strict requirements, the Company is unable to predict the ultimate cost of complying with such laws and regulations.

11.	Asset Retirement Obligation
      In June 2001, the Financial Accounting Standards Board (FASB) issued Statements of Financial Accounting Standards (SFAS) No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”). The Company adopted SFAS 143 on January 1, 2003 and recorded an abandonment obligation of $3.0 million, increased oil and natural gas properties $4.9 million and recorded a cumulative transition gain of $1.9 million. SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. It also requires the Company to record a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The ARO assets are recorded on the balance sheet as part of the Company’s full cost pool and are included in the amortization base for the purposes of calculating depreciation, depletion and amortization expense. For the purpose of calculating the ceiling test, the future cash outflows associated with settling the ARO liability are excluded from the computation of the discounted present value of estimated future net revenues.
      The following is a rollforward of the abandonment obligation as of December 31, 2004 and 2005 (amounts in thousands).

Balance as of January 1, 2004	$6,745
Add: Accretion	593
Drilling additions	216
Panaco	49,538
Less: Revisions	(251)
Settlements	(24)
Dispositions	(293)

Balance as of December 31, 2004	$56,524

Add: Accretion	$3,019
Drilling additions	2,067
Less: Revisions	(2,813)
Settlements	(431)
Dispositions	(17,138)

Balance as of December 31, 2005	$41,228

12.	Severance tax refund
      During 2002, the Company applied for “high-cost/tight-gas formation” designation from the Railroad Commission of Texas for a portion of the Company’s South Texas production. For qualifying wells, “high-cost/tight-gas formation” production is either exempt from tax or taxed at a reduced rate until certain capital costs are recovered. The designation was approved in 2004 and was retroactive to the date of initial production. During 2004 the Company recognized a gain of approximately $4.5 million for the refund of

NEG, INC. AND NEG OIL & GAS LLC
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
prior period severance taxes, for which the Company’s severance tax payments were reduced by approximately $3.2 million. At December 31, 2004, accounts receivable includes $1.3 million in prior period severance tax refunds all of which was realized as reductions in severance tax payments in 2005.

13.	Crude Oil and Natural Gas Producing Activities
      Costs incurred in connection with the exploration, development, and exploitation of the Company’s crude oil and natural gas properties for the years ended December 31, 2003, 2004 and 2005 are as follows (amounts in thousands except depletion rate per Mcfe):

	Year Ended December 31,

	2003	2004	2005

Acquisition of properties	$—	$—	$114,244
Properties contributed by member	186,289	128,673	—
Exploration costs	6,950	62,209	75,357
Development costs	34,012	52,765	124,305
Depletion rate per Mcfe	$1.85	$2.11	$2.33
      As of December 31, 2004 and 2005, all capitalized costs are included in the full cost pool and are subject to amortization.
      Revenues from individual purchasers that exceed 10% of crude oil and natural gas sales are as follows:

	Year Ended December 31,

	2003	2004	2005

Plains All American	$15,667	$19,857	$41,345
Duke Energy	10,572	33,958	44,850
Kinder Morgan	5,787	18,005	14,402
Crosstex Energy Services, Inc	9,228	5,081	22,790
Riata Energy, Inc.	30,672	29,846	52,300
Seminole Energy Services	7,216	19,568	27,315
Louis Dreyfus	—	—	26,790

14.	Supplementary Crude Oil and Natural Gas Reserve Information (Unaudited)
      The revenues generated by the Company’s operations are highly dependent upon the prices of, and demand for, oil and natural gas. The price received by the Company for its oil and natural gas production depends on numerous factors beyond the Company’s control, including seasonality, the condition of the U.S. economy, foreign imports, political conditions in other oil and natural gas producing countries, the actions of the Organization of Petroleum Exporting Countries and domestic governmental regulations, legislation and policies.
      The Company has made ordinary course capital expenditures for the development and exploitation of oil and natural gas reserves, subject to economic conditions. The Company has interests in crude oil and natural gas properties that are principally located onshore in Texas, Louisiana, Oklahoma, Arkansas, Gulf Coast and offshore in the Gulf of Mexico. The Company does not own or lease any crude oil and natural gas properties outside the United States.
      In 2003 and 2004, estimates of the Company’s reserves and future net revenues were prepared by Netherland, Sewell & Associates, Inc., Prator Bett, LLC and DeGolyer and MacNaughton. In 2005, estimates of the Company’s reserves and future net revenues were prepared by Netherland, Sewell & Associates, Inc.

NEG, INC. AND NEG OIL & GAS LLC
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
and DeGolyer and MacNaughton. Estimated proved net recoverable reserves as shown below include only those quantities that can be expected to be recoverable at prices and costs in effect at the balance sheet dates under existing regulatory practices and with conventional equipment and operating methods.
      In 2003 extension and discovery reserve additions were largely impacted by the successful drilling on the Longfellow Ranch. Drilling on the Longfellow Ranch in 2003 extended field producing boundaries as well as identifying deeper Caballos and Devonian reservoirs not previously captured as proved reserves. The drilling program in 2004 had continued success in the Longfellow Ranch Area extending field boundaries along with the discovery of two new fields. The East Texas Region in 2004 extended producing boundaries adding Proved reserves for the Cotton Valley Reservoir. A new field discovery in the Gulf Coast Region resulted in new reserves along with three extension wells. In 2005 continued drilling in the West Texas Region, Longfellow Ranch, and the East Texas Region, Cotton Valley development resulted in 86% of the added extension and discovery gas reserves. Changes in reserves associated with development drilling have been accounted for in revisions of previous estimates.
      Proved developed reserves represent only those reserves expected to be recovered through existing wells. Proved undeveloped reserves include those reserves expected to be recovered from new wells on undrilled acreage or from existing wells on which a relatively major expenditure is required for recompletion.
      Net quantities of proved developed and undeveloped reserves of natural gas and crude oil, including condensate and natural gas liquids, are summarized as follows:

	Crude Oil	Natural Gas

	(MBbl)	( MMcf)
December 31, 2002	5,209	122,567
Reserves of TransTexas contributed by member	1,120	41,441
Sales of reserves in place	(25)	(744)
Extensions and discoveries	494	61,638
Revisions of previous estimates	2,344	(2,729)
Production	(976)	(15,913)

December 31, 2003	8,166	206,260
Reserves of Panaco contributed by member	5,204	25,982
Sales of reserves in place	(16)	(344)
Extensions and discoveries	524	50,226
Revisions of previous estimates	204	9,810
Production	(1,484)	(18,895)

December 31, 2004	12,598	273,039
Purchase of reserves in place	483	94,937
Sales of reserves in place	(625)	(7,426)
Extensions and discoveries	743	79,592
Revisions of previous estimates	495	17,015
Production	(1,790)	(28,107)

December 31, 2005	11,904	429,050

Proved developed reserves:
December 31, 2003	6,852	125,765
December 31, 2004	8,955	151,452
December 31, 2005	8,340	200,520

NEG, INC. AND NEG OIL & GAS LLC
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
      Reservoir engineering is a subjective process of estimating the volumes of underground accumulations of oil and natural gas which cannot be measured precisely. The accuracy of any reserve estimates is a function of the quality of available data and of engineering and geological interpretation and judgment. Reserve estimates prepared by other engineers might differ from the estimates contained herein. Results of drilling, testing, and production subsequent to the date of the estimate may justify revision of such estimate. Future prices received for the sale of oil and natural gas may be different from those used in preparing these reports. The amounts and timing of future operating and development costs may also differ from those used. Accordingly, reserve estimates are often different from the quantities of oil and natural gas that are ultimately recovered.
      The following is a summary of a standardized measure of discounted net cash flows related to the Company’s proved crude oil and natural gas reserves. For these calculations, estimated future cash flows from estimated future production of proved reserves were computed using crude oil and natural gas prices as of the end of each period presented. Future development, production and net asset retirement obligations attributable to the proved reserves were estimated assuming that existing conditions would continue over the economic lives of the individual leases and costs were not escalated for the future.
      The Company cautions against using the following data to determine the fair value of its crude oil and natural gas properties. To obtain the best estimate of fair value of the crude oil and natural gas properties, forecasts of future economic conditions, varying discount rates, and consideration of other than proved reserves would have to be incorporated into the calculation. In addition, there are significant uncertainties inherent in estimating quantities of proved reserves and in projecting rates of production that impair the usefulness of the data.
      The standardized measure of discounted future net cash flows relating to proved crude oil and natural gas reserves are summarized as follows (amounts in thousands):

	December 31,

	2004	2005

Future cash inflows	$2,203,900	$4,891,094
Future production costs	(488,473)	(1,029,393)
Future development costs	(347,619)	(527,399)
Future income tax expense	(32,979)	—

Future net cash flows	1,334,829	3,334,302
10% annual discount for estimated timing of cash flows	(563,549)	(1,562,242)

Standardized measure of discounted future net cash flows	$771,280	$1,772,060

NEG, INC. AND NEG OIL & GAS LLC
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
      The following are the principal sources of change in the standardized measure of discounted future net cash flows (amounts in thousands):

	Year Ended December 31,

	2003	2004	2005

Beginning of Period	$310,632	$613,752	$771,280
Purchases of reserves	—	—	415,208
Contribution of reserves by member	101,804	75,239	—
Sales of reserves in place	(2,476)	(1,375)	(34,820)
Sales and transfers of crude oil and natural gas produced, net of production costs	(74,186)	(130,640)	(205,838)
Net changes in prices and production costs	76,655	16,686	408,909
Development costs incurred during the period and changes in estimated future development costs	(76,545)	(89,491)	(150,639)
Extensions and discoveries, less related costs	211,324	193,022	411,092
Income taxes	—	—	24,097
Revisions of previous quantity estimates	37,718	31,730	68,937
Accretion of discount	34,457	62,050	77,128
Changes in production rates (timing) and other	(5,631)	307	(13,294)

Net change	303,120	157,528	1,000,780

End of Period	$613,752	$771,280	$1,772,060

      During recent years, there have been significant fluctuations in the prices paid for crude oil in the world markets. The net weighted average prices of crude oil and natural gas at December 31, 2003, 2004 and 2005, used in the above table were $29.14 and $41.80 and $57.28 per barrel of crude oil, respectively, and $5.89, $5.93 and $9.59 per thousand cubic feet of natural gas, respectively.

15.	Quarterly Financial Results (Unaudited)
      The Company’s operating results for each quarter of 2004 and 2005 are summarized below (in thousands).

	Three Months Ended

	March 31	June 30	September 30	December 31

Year ended December 31, 2004:
Total revenues	$41,108	$21,899	$26,027	$48,954

Operating Income	$13,930	$(3,389)	$1,208	$20,439

Net Income (loss)	$7,513	$(6,415)	$(4,760)	$15,171

Year ended December 31, 2005:
Total revenues	$15,678	$73,360	$(2,329)	$112,146

Operating Income	$(21,392)	$32,428	$(39,725)	$66,211

Net Income (loss)	$(24,957)	$21,508	$(44,686)	$70,813

NEG, INC. AND NEG OIL & GAS LLC
COMBINED BALANCE SHEETS

	December 31,	March 31,
	2005	2006

		(Unaudited)
	(In thousands)
ASSETS
Current assets:
Cash and cash equivalents	$105,381	$64,678
Accounts receivable, net	53,378	40,928
Notes receivable	10	10
Drilling prepayments	3,281	5,838
Other	10,138	8,618

Total current assets	172,188	120,072

Oil and gas properties, at cost (full cost method)	1,229,923	1,280,704
Accumulated depreciation, depletion and amortization	(488,560)	(512,583)

Net oil and gas properties	741,363	768,121

Other property and equipment	6,029	6,155
Accumulated depreciation	(4,934)	(5,045)

Net other property and equipment	1,095	1,110
Restricted deposits	24,267	26,579
Deferred tax asset, net	14,540	11,361
Other assets	4,841	6,136

Total assets	$958,294	$933,379

LIABILITIES AND EQUITY
Current Liabilities:
Accounts payable	$18,542	$15,314
Accounts payable — revenue	11,453	9,573
Current portion of notes payable	2,503	1,996
Advance from affiliate	39,800	—
Prepayments from partners	121	1,896
Accrued interest	162	104
Accrued interest — affiliates	2,194	2,194
Income tax payable — affiliate	2,900	2,749
Income tax payable	—	151
Derivative financial instruments	68,039	35,589

Total current liabilities	145,714	69,566

Commitments and contingencies
Credit facility	300,000	300,000
Gas balancing	1,108	1,108
Derivative financial instruments	17,893	13,090
Other liabilities	250	250
Asset retirement obligation	41,228	41,909

Total liabilities	506,193	425,923

Total equity	452,101	507,456

Total liabilities and equity	$958,294	$933,379

The accompanying notes are an integral part of these financial statements.

NEG, INC. AND NEG OIL & GAS LLC
COMBINED STATEMENTS OF OPERATIONS

	Three Months Ended
	March 31,

	2005	2006

	(Unaudited)
	(In thousands)
Revenues:
Oil and gas sales — gross	$53,130	$69,096
Unrealized derivatives (losses) gains	(38,769)	37,252

Oil and gas revenues — net	14,361	106,348
Plant revenues	1,317	1,944

Total revenues	15,678	108,292

Costs and expenses:
Lease operating	7,269	8,503
Transportation and gathering	842	1,291
Plant and field operations	719	1,011
Production and ad valorem taxes	3,582	2,559
Depreciation, depletion and amortization	20,303	24,134
Accretion of asset retirement obligation	952	681
General and administrative	3,403	5,125

Total costs and expenses	37,070	43,304
Operating (loss) income	(21,392)	64,988
Interest expense	(1,008)	(5,275)
Interest expense — affiliate	(5,284)	—
Interest income and other	559	837

(Loss) income before income taxes	(27,125)	60,550
Income tax benefit (expense)	2,168	(3,195)

Net (loss) income	$(24,957)	$57,355

Unaudited pro forma income tax information:
(Loss) income before income taxes	$(27,125)	$60,550
Pro forma income tax benefit (expense)	9,539	(21,207)

Pro forma net income (loss)	$(17,586)	$39,343

The accompanying notes are an integral part of these financial statements.

NEG, INC. AND NEG OIL & GAS LLC
COMBINED STATEMENTS OF CASH FLOWS

	Three Months Ended
	March 31,

	2005	2006

	(Unaudited)
	(In thousands)
Operating activities:
Net (loss) income	$(24,957)	$57,355
Noncash adjustments:
Deferred gain amortization	(510)	—
Deferred income tax (benefit) expense	(2,171)	3,179
Depreciation and depletion	20,303	24,134
Unrealized derivative losses (gains)	38,769	(37,252)
Accretion of asset retirement obligation	952	681
Amortization of note discount	26	12
Equity in loss on investment	210	—
Amortization of note costs	173	253
Changes in operating assets and liabilities:
Accounts receivable	3,479	12,450
Drilling prepayments	(72)	(2,557)
Derivative deposit	(6,600)	—
Other current assets	1,769	1,520
Other long term assets	(871)	(2,312)
Accounts payable and accrued liabilities	(972)	(3,393)

Net cash provided by operating activities	29,528	54,070

Investing activities:
Acquisition, exploration, and development costs	(47,526)	(50,798)
Proceeds from sales of oil and gas properties	142	18
Purchases of furniture, fixtures and equipment	(101)	(126)

Net cash used in investing activities	(47,485)	(50,906)

Financing activities:
Debt issuance costs	(15)	(404)
Repayment of affiliate borrowings	(1,357)	(39,800)
Dividend payment to member	—	(2,000)
Proceeds from credit facility	15,000	—
Principal payments on debt	(596)	(519)
Deferred equity costs	—	(1,144)

Net cash provided by (used in) financing activities	13,032	(43,867)

Decrease in cash and cash equivalents	(4,925)	(40,703)
Cash and cash equivalents at beginning of period	33,333	105,381

Cash and cash equivalents at end of period	$28,408	$64,678

Supplemental cash flow information:
Cash paid for interest	$247	$194

The accompanying notes are an integral part of these financial statements.

NEG, INC. AND NEG OIL & GAS LLC
COMBINED STATEMENT OF CHANGES IN TOTAL EQUITY
(2006 Amounts Unaudited)
(In thousands)

Total equity — January 1, 2006	$452,101
Dividend distribution	(2,000)
Net income	57,355

Total equity — March 31, 2006	$507,456

The accompanying notes are an integral part of these financial statements.

NEG, INC. AND NEG OIL & GAS LLC
NOTES TO COMBINED FINANCIAL STATEMENTS
March 31, 2006
(Unaudited)

1.	Organization and Background
      The accompanying combined financial statements present NEG, Inc. and NEG Oil & Gas LLC on a combined basis. NEG, Inc. is a holding company formed in December 2005. NEG Oil & Gas LLC is an oil and gas exploration and production company engaged in the exploration, development, production and operations of natural gas and oil properties, primarily located in Texas, Oklahoma, Arkansas and Louisiana (both onshore and in the Gulf of Mexico).
      Both NEG, Inc and NEG Oil & Gas, LLC are wholly-owned by American Real Estate Holdings Limited Partnership (“AREH”). AREH is 99% owned by American Real Estate Partners, L.P. (“AREP”). AREP is a publicly traded limited partnership that is majority owned by Mr. Carl C. Icahn.
      As of March 31, 2006, NEG, Inc had no assets or liabilities and its equity consisted of a subscription receivable for one share of common stock and one share of Class B common stock due from AREP. NEG, Inc. was formed to effect a public offering of a portion of AREP’s oil and natural gas interests. Upon closing of the initial public offering, NEG, Inc. will acquire a majority interest in NEG Oil & Gas LLC and will be the sole managing member. NEG, Inc. will consolidate NEG Oil & Gas, LLC.
      NEG Oil & Gas LLC was formed on December 2, 2004 to hold the oil and gas investments of the Company’s ultimate parent company, AREP. As of March 31, 2006 the Company’s assets and operations consist of the following:

•	A 50.01% ownership interest in National Energy Group, Inc (National Energy Group), a publicly traded oil and gas management company. National Energy Group’s principal asset consists of its 50% membership interest in NEG Holding LLC (Holding, LLC);

•	A 50% managing membership interest in Holding, LLC;

•	The oil and gas operations of National Onshore LP; and

•	The oil and gas operations of National Offshore LP.
      All of the above assets initially were acquired by entities owned or controlled by Mr. Icahn and subsequently acquired by AREP (through subsidiaries) in various purchase transactions. In accordance with generally accepted accounting principles, assets transferred between entities under common control are accounted for at historical cost similar to a pooling of interest and the financial statements are combined from the date of acquisition by an entity under common control. The financial statements include the consolidated results of operations, financial position and cash flows of each of the above entities since its initial acquisition by entities owned or controlled by Mr. Icahn (the “Period of Common Control”).
      Unless otherwise indicated, references to “the Company” refers to NEG, Inc. and NEG Oil & Gas LLC on a combined basis.
      The accompanying unaudited consolidated interim financial statements have been prepared in accordance both with accounting principles generally accepted in the United States of America for interim financial information, and Article 10 of Regulation S-X and are fairly presented. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, these financial statements contain all adjustments, consisting of normal recurring accruals, necessary to present fairly the financial position, results of operations and cash flows for the periods indicated. The preparation of financial statements in accordance with generally accepted accounting principles requires us to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from these estimates. Our financial data for the three month periods ended March 31, 2005 and 2006 should be read in conjunction with our

NEG, INC. AND NEG OIL & GAS LLC
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
audited financial statements for the year ended December 31, 2005 including the notes thereto included elsewhere in this Registration Statement.
      The unaudited pro forma income tax information on the accompanying combined statements of operations for the three month periods ended March 31, 2005 and 2006 show the approximate federal and state income taxes (by applying statutory rates) that would have been incurred had the operations of NEG Oil & Gas been taxed as a C corporation in those periods, and thus subject to federal and certain state income taxes. The unaudited pro forma income tax information included in the statements of operations is presented in accordance with SFAS No. 109, Accounting for Income Taxes (SFAS No. 109).

Background
      National Energy Group, Inc — In February, 1999 National Energy Group was placed under involuntary, court ordered bankruptcy protection. Effective August 4, 2000 National Energy Group emerged from involuntary bankruptcy protection with affiliates of Mr. Icahn owning 49.9% of the common stock and $165 million principal amount of debt securities (“Senior Notes”). As mandated by National Energy Group’s Plan of Reorganization, Holding LLC was formed and on September 1, 2001, National Energy Group contributed to Holding LLC all of its oil and natural gas properties in exchange for an initial membership interest in Holding LLC. National Energy Group retained $4.3 million in cash. On September 1, 2001, an affiliate of Mr. Icahn contributed to Holding LLC oil and natural gas assets, cash and a $10.9 million note receivable from National Energy Group in exchange for the remaining membership interest, which was designated the managing membership interest. Concurrently, in September, 2001, but effective as of May 2001, Holding LLC formed a 100% owned subsidiary, NEG Operating Company, LLC (“Operating LLC”) and contributed all of its oil and natural gas assets to Operating LLC.
      In October 2003, AREP acquired all outstanding Senior Notes ($148.6 million principal amount at October 2003) and 5,584,044 shares of common stock of National Energy Group from entities affiliated with Mr. Icahn for aggregate consideration of approximately $148.1 million plus approximately $6.7 million of accrued interest on the Senior Notes. As a result of this transaction and the acquisition by AREP of additional shares of National Energy Group, AREP beneficially owned 50.01% of the outstanding stock of National Energy Group and had effective control. In June 2005, all of the stock of National Energy Group and the $148.6 million principal amount of Senior Notes owned by AREP was contributed to the Company and National Energy Group became a 50.01% consolidated subsidiary. The accrued, but unpaid interest on the $148.6 million principal amount of Senior Notes was retained by AREP. The Period of Common Control for National Energy Group began in August 2000.
      On December 7, 2005, AREP and National Energy Group announced the signing of a merger agreement, pursuant to which National Energy Group will be merged into NEG, Inc.
      In accordance with the terms of the merger agreement, National Energy Group will merge into NEG, Inc. NEG, Inc. will be the surviving corporation and will change its name to National Energy Group, Inc. The National Energy Group shareholders (including the Company) will receive shares in NEG, Inc. representing approximately 7.99% (3.996% to the Company and 3.994% to the public stockholders of National Energy Group) of the current economic interest of NEG Oil & Gas. Upon consummation of the merger, the assets of National Energy Group, consisting principally of its 50% non-managing membership interest in Holding LLC, will be contributed to NEG Oil & Gas. The merger agreement is contingent upon the completion of an initial public offering of the shares of NEG, Inc. by December 1, 2006.
      NEG, Inc. has filed a registration statement on Form S-1 with the U.S. Securities and Exchange Commission for a proposed initial public offering of its common stock. The number of shares to be offered and the price range for the offering have not yet been determined. All shares of common stock to be sold in

NEG, INC. AND NEG OIL & GAS LLC
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
the offering will be offered by NEG, Inc. The offering is contingent on the closing of the merger agreement with National Energy Group described above.
      NEG Holding LLC — On June 30, 2005, AREP acquired the managing membership interest in Holding LLC from an affiliate of Mr. Icahn for an aggregate consideration of approximately $320 million and contributed it to the Company. The membership interest acquired constituted all of the membership interests other than the membership interest already owned by National Energy Group. The combined financial statements include the consolidation of the acquired 50% membership interest in Holding LLC, together with the 50% membership interest owned by NEG. The Period of Common Control for Holding LLC began on September 1, 2001, the initial funding of Holding LLC.
      National Onshore LP — On November 14, 2002, National Onshore filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the Southern District of Texas, Corpus Christi Division. National Onshore’s First Amended Joint Plan of Reorganization submitted by an entity affiliated with Mr. Icahn, as modified on July 8, 2003 (the “National Onshore Plan”), was confirmed by the Bankruptcy Court on August 14, 2003 effective August 28, 2003.
      As of the effective date of the National Onshore Plan, an entity affiliated with Mr. Icahn owned 89% of the outstanding shares of National Onshore. During June 2004, the entity affiliated with Mr. Icahn acquired an additional 5.7% of the outstanding shares of National Onshore from certain other shareholders. During December 2004, National Onshore acquired the remaining 5.3% of the outstanding shares that were not owned by an affiliate of Mr. Icahn. The difference between the purchase price for both acquisitions and the minority interest liability was treated as a purchase price adjustment which reduced the full cost pool.
      On December 6, 2004, AREP purchased from an affiliates of Mr. Icahn $27.5 million aggregate principal amount, or 100%, of the outstanding term notes issued by National Onshore (the “National Onshore Notes”). The purchase price was $28.2 million, which equals the principal amount of the National Onshore Notes plus accrued unpaid interest. The notes are payable annually in equal consecutive annual payments of $5.0 million, with the final installment due August 28, 2008. Interest is payable semi-annually in February and August at the rate of 10% per annum.
      On April 6, 2005, AREP acquired 100% of the outstanding stock of National Onshore from entities owned by Mr. Icahn for an aggregate consideration of $180 million. The operations of National Onshore are considered to have been contributed to the Company on August 28, 2003 at a historical cost of approximately $116.3 million, representing the historical basis in the assets and liabilities of National Onshore of the entities owned by Mr. Icahn. AREP contributed The National Onshore Notes, but not the accrued and unpaid interest through the date of contribution, to the Company on June 30, 2005. The Period of Common Control of National Onshore began on August 28, 2003.
      National Offshore LP — On July 16, 2002, National Offshore filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court of the Southern District of Texas. On November 3, 2004, the Bankruptcy Court entered a confirmation order for the National Offshore’s Plan of Reorganization (the “National Offshore Plan”). The National Offshore Plan became effective November 16, 2004 and National Offshore began operating as a reorganized entity. Upon emergence from bankruptcy, an entity controlled by Mr. Icahn owned 100% of the outstanding common stock of National Offshore.
      On December 6, 2004, AREP purchased $38.0 million aggregate principal amount of term loans issued by National Offshore, which constituted 100% of the outstanding term loans of National Offshore from an affiliate of Mr. Icahn. On June 30, 2005, AREP contributed the National Offshore term loan, but not the accrued and unpaid interest through the date of contribution, to the Company.

NEG, INC. AND NEG OIL & GAS LLC
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
      On June 30, 2005, AREP acquired 100% of the equity of National Offshore from affiliates of Mr. Icahn for consideration valued at approximately $125.0 million. The Period of Common Control for National Offshore began on November 16, 2004 when National Offshore emerged from bankruptcy. The acquisition of National Offshore has been recorded effective December 31, 2004. The historical cost of approximately $91.6 million, representing the historical basis in the assets and liabilities of National Offshore of the affiliates of Mr. Icahn, was considered to have been contributed to the Company on December 31, 2004.

2.	Derivatives
      From time to time, the Company enters into various derivative instruments consisting principally of no cost collar options (the “Derivative Contracts”) to reduce its exposure to price risk in the spot market for natural gas and oil. The Company follows Statement of Financial Accounting Standards No. 133 (SFAS 133), Accounting for Derivative Instruments and Hedging Activities, which was amended by Statement of Financial Accounting Standards No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities. These pronouncements established accounting and reporting standards for derivative instruments and for hedging activities, which generally require recognition of all derivatives as either assets or liabilities in the balance sheet at their fair value. The accounting for changes in fair value depends on the intended use of the derivative and its resulting designation. The Company elected not to designate these instruments as hedges for accounting purposes, accordingly the cash settlements and valuation gains and losses are included in oil and natural gas sales. The following summarizes the cash settlements and valuation gains and losses for the three month periods ended March 31, 2005 and 2006 (amounts in thousands):

	Three Months Ended
	March 31,

	2005	2006

Realized loss — (net cash payments)	$(3,132)	$(12,086)
Unrealized (loss) gain	(38,769)	37,252

(Loss) gain on Derivative Contracts	$(41,901)	$25,166

      The following is a summary of the Company’s Derivative Contracts as of March 31, 2006:

Type of Contract	Production Month	Volume per Month	Floor	Ceiling

No cost collars	Apr-Dec 2006	31,000 Bbls	41.65	45.25
No cost collars	Apr-Dec 2006	16,000 Bbls	41.75	45.40
No cost collars	Apr-Dec 2006	570,000 MMBTU	6.00	7.25
No cost collars	Apr-Dec 2006	120,000 MMBTU	6.00	7.28
No cost collars	Apr-Dec 2006	500,000 MMBTU	4.50	5.00
No cost collars	Apr-Dec 2006	46,000 Bbls	60.00	68.50
(The Company participates in a second ceiling at $84.50 on the 46,000 Bbls)
No cost collars	Jan-Dec 2007	30,000 Bbls	57.00	70.50
No cost collars	Jan-Dec 2007	30,000 Bbls	57.50	72.00
No cost collars	Jan-Dec 2007	930,000 MMBTU	8.00	10.23
No cost collars	Jan-Dec 2008	46,000 Bbls	55.00	69.00
No cost collars	Jan-Dec 2008	750,000 MMBTU	7.00	10.35
      While the use of derivative contracts can limit the downside risk of adverse price movements, it may also limit future gains from favorable movements. The Company addresses market risk by selecting instruments whose value fluctuations correlate strongly with the underlying commodity. Credit risk related to

NEG, INC. AND NEG OIL & GAS LLC
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
derivative activities is managed by requiring minimum credit standards for counter parties, periodic settlements, and mark to market valuations.
      A liability of $85.9 million (including a current liability of $68.0 million) and $48.7 million (including a current liability of $35.6 million) was recorded by the Company as of December 31, 2005 and March 31, 2006, respectively, in connection with these contracts. As of December 31, 2004, the Company had issued $11.0 million in letters of credit securing the Company’s derivative position. During 2005, the Company was required to provide security to counter parties for its Derivative Contracts in loss positions.
      On December 22, 2005, concurrent with the execution of the company’s new credit facility the Company novated all of Derivative Contracts with Shell Trading (US) outstanding as of that date with identical Derivative Contracts with Citicorp (USA), Inc. as the counter party. Under this transaction, no contracts were settled, Citicorp (USA) replaced Shell Trading (US) as the counterparty and no gain or loss was recorded. Under the new credit facility, Derivatives Contracts with certain lenders under the credit facility do not require cash collateral or letters of credit and rank pari passu with the credit facility. All cash collateral and letters of credit have been released as of December 31, 2005.

3.	Acquisitions
      In March 2005, the Company purchased an additional interest in Longfellow Ranch for $31.9 million.
      In October 2005, the Company executed a purchase and sale agreement to acquire Minden Field assets near its existing production properties in East Texas. This acquisition consists of 3,500 acres with 17 producing wells and numerous drilling opportunities. The purchase price was approximately $85.0 million, which was subsequently reduced to $82.3 million after purchase price adjustments, and the transaction closed on November 8, 2005.

4.	Sale of West Delta Properties
      In March 2005, the Company sold its rights and interest in West Delta 52, 54, and 58 to a third party in exchange for the assumption of existing future asset retirement obligations on the properties and a cash payment of $0.5 million. The estimated fair value of the asset retirement obligations assumed by the purchaser was approximately $16.8 million. In addition, the Company transferred to the purchaser approximately $4.7 million in an escrow account that the Company had funded relating to the asset retirement obligations on the properties. The full cost pool was reduced by approximately $11.6 million and no gain or loss was recognized on the transaction.

5.	Investments/ Note Receivable
      In October 2003, the Company committed to an investment of $6.0 million in Petrosource Energy Company, LLC (“Petrosource”). The Company’s commitment was to acquire 24.8% of the outstanding stock for a price of $3.0 million and to advance $3.0 million as a subordinated loan bearing 6% interest due in six years. The Company initially purchased $1.8 million in stock and funded $1.8 million of the loan in October 2003. In February 2004, the Company purchased an additional $1.2 million of stock and funded the remaining $1.2 million loan commitment. Petrosource is in the business of selling CO(2) and also owns pipelines and compressor stations for delivery purposes. During 2004, Petrosource sold additional equity shares which reduced the Company’s ownership to 20.63%. During 2005, the Company invested an additional $0.5 million in Petrosource stock. In December 2005, the Company sold its entire investment in Petrosource, including the subordinate loan, for total proceeds of $10.5 million and recorded a gain of $5.5 million.
      In April 2002, the Company entered into a revolving credit commitment to extend advances to an third party. Under the terms of the revolving credit arrangement, the Company agreed to make advances from time to time, as requested by the third party and subject to certain limitations, in an amount up to $5.0 million.

NEG, INC. AND NEG OIL & GAS LLC
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
Advances made under the revolving credit commitment bear interest at prime rate plus 2% and are collateralized by inventory and receivables. As of December 31, 2004, the Company determined that a portion of the total outstanding advances of $1.3 million had been impaired and recorded a loss of $0.8 million. As of December 31, 2005, the Company determined that the majority of the total outstanding advance of $1.27 million had been impaired and recorded an additional loss of $0.5 million bringing the total allowance to $1.26 million.
6.     Restricted Deposits
      In connection with the National Offshore transaction, the Company acquired restricted deposits aggregating $23.5 million. The restricted deposits represent bank trust and escrow accounts required to be set up by surety bond underwriters and certain former owners of National Offshore’s offshore properties. In accordance with requirements of the U.S. Department of Interior’s Minerals Management Service (“MMS”), National Offshore was required to put in place surety bonds and/or escrow agreements to provide satisfaction of its eventual responsibility to plug and abandon wells and remove structures when certain offshore fields are no longer in use. As part of National Offshore’s agreement with the surety bond underwriter or the former owners of the particular fields, bank trust and escrow accounts were set up and funded based on the terms of the escrow agreements. Certain amounts are required to be paid upon receipt of proceeds from production.
      The restricted deposits include the following:

1. A $4.3 million escrow account for the East Breaks 109 and 110 fields set up in favor of the surety bond underwriter who provides a surety bond to the MMS. The escrow account is fully funded as of December 31, 2005.

2. A $6.9 million escrow account for the East Breaks 165 and 209 fields set up in favor of the surety bond underwriter who provides a surety bond to the former owners of the fields and the MMS. The escrow account is fully funded as of December 31, 2005.

3. A $4.9 million escrow account set up in favor of a major oil company. The Company is required to make additional deposits to the escrow account in an amount equal to 10% of the net cash flow (as defined in the escrow agreement) from the properties that were acquired from the major oil company.

4. A $4.4 million escrow account that was required to be set up by the bankruptcy settlement proceedings of National Offshore. The Company is required to make monthly deposits based on cash flows from certain wells, as defined in the agreement.

5. A $6.1 million escrow account required to be set up by the MMS relating to East Breaks properties. The Company is required to make quarterly deposits to the escrow account of $0.8 million. Additionally, for some of the East Break properties, the Company will be required to deposit additional funds in the East Break escrow accounts, representing the difference between the required escrow deposit

NEG, INC. AND NEG OIL & GAS LLC
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

under the surety bond and actual escrow deposit balance at various points in time in the future. Aggregate payments to the East Breaks escrow accounts are as follows (in thousands):

Year Ended December 31,

Remainder of 2006	2,400
2007	6,100
2008	3,200
2009	3,200
2010	5,000
Thereafter	4,000

$23,900

7.     Debt
      The Company’s debt consists of credit facilities, notes payable, note payable to affiliates and senior notes payable to affiliates.
Credit Facilities

The Operating LLC Credit Facility
      On December 29, 2003, Holding LLC entered into a Credit Agreement (the “Mizuho Facility”) with certain commercial lending institutions, including Mizuho Corporate Bank, Ltd. as the Administrative Agent and the Bank of Texas, N.A. and the Bank of Nova Scotia as Co-Agents.
      The Credit Agreement provided for a loan commitment amount of up to $145.0 million and a letter of credit commitment of up to $15 million (provided, the outstanding aggregate amount of the unpaid borrowings, plus the aggregate undrawn face amount of all outstanding letters of credit shall not exceed the borrowing base under the Credit Agreement). The Credit Agreement provided further that the amount available to the Operating LLC at any time was subject to certain restrictions, covenants, conditions and changes in the borrowing base calculation. In partial consideration of the loan commitment amount, Operating LLC has pledged a continuing security interest in all of its oil and natural gas properties and its equipment, inventory, contracts, fixtures and proceeds related to its oil and natural gas business.
      At Operating LLC’s option, interest on borrowings under the Credit Agreement bear interest at a rate based upon either the prime rate or the LIBOR rate plus, in each case, an applicable margin that, in the case of prime rate loans, can fluctuate from 0.75% to 2.50% per annum. Fluctuations in the applicable interest rate margins are based upon Operating LLC’s total usage of the amount of credit available under the Credit Agreement, with the applicable margins increasing as Operating LLC’s total usage of the amount of the credit available under the Credit Agreement increases. The Credit Agreement expires on September 1, 2006.
      At the closing of the Credit Agreement, Operating LLC borrowed $43.8 million to repay $42.9 million owed by Operating LLC to an affiliate of Mr. Icahn under the secured loan arrangement which was then terminated and to pay administrative fees in connection with this borrowing. Approximately $1.4 million of loan issuance costs was capitalized in connection with the closing of this transaction. Operating LLC intends to use any future borrowings under the credit agreement to finance potential acquisitions.
      The Credit Agreement required, among other things, semiannual engineering reports covering oil and natural gas properties, and maintenance of certain financial ratios, including the maintenance of a minimum interest coverage, a current ratio, and a minimum tangible net worth.

NEG, INC. AND NEG OIL & GAS LLC
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

NEG Oil & Gas LLC Senior Secured Revolving Credit Facility
      On December 22, 2005, NEG Oil & Gas entered into a credit agreement, dated as of December 20, 2005, with Citicorp USA, Inc., as administrative agent, Bear Stearns Corporate Lending Inc., as syndication agent, and other lender parties thereto (the “NEG Credit Facility”). The NEG Credit Facility is secured by substantially all the assets of NEG Oil & Gas and its subsidiaries, has a five-year term and permits payments and re-borrowings, subject to a borrowing base calculation based on the proved oil and gas reserves of the Company and its subsidiaries. Under the NEG Credit Facility, the Company will be permitted to borrow up to $500 million, and the initial borrowing base is set at $335 million. The Company used a portion of the initial $300 million funding under the NEG Credit Facility to purchase the Operating LLC Credit Facility. On a consolidated basis, the Operating LLC Credit Facility is no longer outstanding.
      In consideration of each lender’s commitment to make loans under the NEG Credit Facility, the Company is required to pay a quarterly commitment fee ranging from 0.375% to 0.50% of the available borrowing base. Commitment fees are based upon the facility utilization levels.
      At the Company’s option, borrowings under the NEG Credit Facility bear interest at Base Rate or Euro Dollar Rate, as defined in the borrowing agreement, plus, in each case, an applicable margin that, in the case of Base Rate loans, can fluctuate from 0.00% to 0.75% per annum, and, in the case of Euro Dollar loans, can fluctuate from 1.00% to 1.75% per annum. Fluctuations in the applicable interest rate margins are based upon the Company’s total usage of the amount of credit available under the NEG Credit Facility, with the applicable margins increasing as the Company’s total usage of the amount of the credit available under the NEG Credit Facility increases. Base Rate and Euro Dollar Rate fluctuate based upon Prime rate or LIBOR, respectively.
      NEG Credit Facility agreement requires, among other things, semiannual engineering reports covering oil and natural gas properties, limitation on distributions, and maintenance of certain financial ratios, including maintenance of leverage ratio, current ratio and a minimum tangible net worth. The Company was in compliance with all covenants at March 31, 2006.
      In addition to purchasing the Operating LLC Credit Facility, the Company used the proceeds from the NEG Credit Facility to (1) repay a loan of approximately $85 million by AREP used to purchase properties in the Minden Field; (2) pay a distribution of $78.0 million, and (3) pay transaction costs.
Notes Payable
      Notes payable consist of the following (amounts in thousands):

	December 31	March 31,
	2005	2006

Notes payable to various prior creditors of National Onshore in settlement of bankruptcy claims. The notes are generally payable over a 30 month period with a stated interest rate of 6%; however, the notes have been discounted to an effective rate of 10%	$2,503	$1,996
Less Current maturities	(2,503)	(1,996)

	$—	$—

Advance from Affiliate
      During 2005, AREP made unsecured non-interest bearing advance of $49.8 million, payable on demand, to fund their drilling programs as well as to fund derivative contract deposits, of which $39.8 million were outstanding at December 31, 2005. The outstanding balance was repaid in January 2006.

NEG, INC. AND NEG OIL & GAS LLC
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
Deferred Loan Costs
      The Company capitalized approximately $1.5 million in external direct costs associated with the Credit Agreement which was being amortized (approximately $0.05 million per month) as deferred loan costs. Upon execution of the NEG Credit Facility, the Company expensed the unamortized deferred loan cost of $0.4 million relating to the Operating LLC Credit Facility in December 2005.
      Additionally, the Company capitalized $4.7 million in external direct costs associated with the NEG Credit Facility executed on December 22, 2005. The deferred costs are amortized over the term of the facility as additional interest expense.

8.	Income Taxes
      National Energy Group, Inc. is organized as a corporation and is subject to corporate income tax as a separate entity. National Onshore and National Offshore were organized as corporations until their respective acquisitions by NEG Oil & Gas, LLC, and were subject to corporate taxes up until the date of acquisition as part of a tax sharing agreement with the Starfire, Inc. consolidated group. The Company accounts for income taxes of National Energy Group, National Onshore and National Offshore according to Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (SFAS 109). SFAS 109 requires the recognition of deferred tax assets, net of applicable reserves, related to net operating loss carryforwards and certain temporary differences. The standard requires recognition of a future tax benefit to the extent that realization of such benefit is more likely than not. Otherwise, a valuation allowance is applied. As of March 31, 2006, the Company is not able to conclude that it is more likely than not that all its deferred tax assets will be realized and has established a valuation allowance against a portion of its deferred tax assets.
      At March 31, 2006, National Energy Group had net operating loss carryforwards available for federal income tax purposes of approximately $98.4 million which begin expiring in 2018. Additional net operating loss limitations may be imposed as a result of subsequent changes in our stock ownership. Prior to the formation of Holding LLC, the income tax benefit associated with the loss carryforwards had not been recognized since, in our opinion, there was not sufficient positive evidence of future taxable income to justify recognition of a benefit. Upon the formation of Holding LLC, we again evaluated all evidence, both positive and negative, in determining whether a valuation allowance to reduce the carrying value of deferred tax assets was still needed and concluded, based on the projected allocations of taxable income by Holding LLC, more likely than not we will realize a partial benefit from the loss carryforwards. Accordingly, we recorded a deferred tax asset of $14.5 million and $11.4 million as of December 31, 2005 and March 31, 2006, respectively. Ultimate realization of the deferred tax asset is dependent upon, among other factors, our ability to generate sufficient taxable income within the carryforward periods and is subject to change depending on the tax laws in effect in the years in which the carryforwards are used.
      At March 31, 2006, after the filing of prior years amended returns, TransTexas Gas Corporation had net operating loss carryforwards of approximately $150.0 million, which begin expiring in 2020. On April 6, 2005, TransTexas merged into National Onshore, a limited partnership, resulting in the treatment of an asset sale for tax purposes and subsequent liquidation into its parent company. Pursuant to the asset sale, TransTexas utilized approximately $75.0 million of its net operating loss carryforwards on its final corporate tax return and the remainder transferred to its parent company in the liquidation. Additionally, upon the TransTexas merger into National Onshore, the net deferred tax liabilities of approximately $9.9 million were credited to equity, in accordance with SFAS 109.
      At December 31, 2004, Panaco, Inc. had net operating loss carryforwards available for federal income tax purposes of approximately $39.2 million, which begin expiring in 2019. On June 30, 2005, pursuant to the Panaco purchase agreement, Panaco merged into National Offshore LP. The purchase was a non-taxable transaction resulting in the net operating loss carryforwards remaining with the former Panaco shareholders.

NEG, INC. AND NEG OIL & GAS LLC
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
Additionally, in accordance with SFAS 109, for financial reporting purposes, the net deferred tax assets of approximately $2.6 million were debited to equity.

9.	Commitments and Contingencies
      During 2000 and 2001 we entered into several hedge contracts with Enron North America Corp (“Enron NAC”). In 2001, Enron Corporation and many Enron Corporation affiliates and subsidiaries, including Enron NAC filed for protection under Chapter 11 of the US bankruptcy code. The Company has filed a claim for damages in the Enron NAC bankruptcy proceeding and we have appointed a representative to the official committee of unsecured creditors. The Company’s claim is unsecured and represents a hedge against future oil and natural gas prices for which the Company should receive a percentage distribution from the Enron bankruptcy proceeding in accordance with its plan of reorganization.
      Other than routine litigation incidental to its business operations which are not deemed by the Company to be material, there are no additional legal proceedings in which the Company, is a defendant.
  Environmental Matters
      The Company’s operations and properties are subject to extensive federal, state, and local laws and regulations relating to the generation, storage, handling, emission, transportation, and discharge of materials into the environment. Permits are required for various of the Company’s operations, and these permits are subject to revocation, modification, and renewal by issuing authorities. The Company’s operations are also subject to federal, state, and local laws and regulations that impose liability for the cleanup or remediation of property which has been contaminated by the discharge or release of hazardous materials or wastes into the environment. Governmental authorities have the power to enforce compliance with their regulations, and violations are subject to fines or injunctions, or both. The Company believes that it is in material compliance with applicable environmental laws and regulations. Noncompliance with such laws and regulations could give rise to compliance costs and administrative penalties. Management does not anticipate that the Company will be required in the near future to expend amounts that are material to the financial condition or operations of the Company by reason of environmental laws and regulations, but because such laws and regulations are frequently changed and, as a result, may impose increasingly strict requirements, the Company is unable to predict the ultimate cost of complying with such laws and regulations.

10.	Asset Retirement Obligation
      In June 2001, the Financial Accounting Standards Board (FASB) issued Statements of Financial Accounting Standards (SFAS) No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”). SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. It also requires the Company to record a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The ARO assets are recorded on the balance sheet as part of the Company’s full cost pool and are included in the amortization base for the purposes of calculating depreciation, depletion and amortization expense. For the purpose of calculating the ceiling test, the future cash outflows associated with settling the ARO liability are excluded from the computation of the discounted present value of estimated future net revenues.

NEG, INC. AND NEG OIL & GAS LLC
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
      The following is a rollforward of the asset retirement obligation as of December 31, 2005 and March 31, 2006 (amounts in thousands).

Balance as of December 31, 2005	$41,228

Add: Accretion	681
Drilling additions	—
Less: Revisions	—
Settlements	—
Dispositions	—

Balance as of March 31, 2006	$41,909

11.	Subsequent Events
      On April 21, 2006, the Company entered into the following commodity collar agreements:

Type of Contract	Production Month	Volume per Month	Floor	Ceiling

No cost collars	Jan-Dec 2007	1,000 Bbls	65.00	87.40
No cost collars	Jan-Dec 2007	7,000 Bbls	65.00	86.00
No cost collars	Jan-Dec 2007	330,000 MMBTU	9.60	12.10
No cost collars	Jan-Dec 2007	100,000 MMBTU	9.55	12.60
No cost collars	Jan-Dec 2008	9,000 Bbls	65.00	81.25
No cost collars	Jan-Dec 2008	70,000 MMBTU	8.75	11.90
No cost collars	Jan-Dec 2008	270,000 MMBTU	8.80	11.45
No cost collars	Jan-Dec 2009	19,000 Bbls	65.00	78.50
No cost collars	Jan-Dec 2009	26,000 Bbls	65.00	77.00
No cost collars	Jan-Dec 2009	330,000 MMBTU	7.90	10.80
No cost collars	Jan-Dec 2009	580,000 MMBTU	7.90	11.00

ANNEX A
GLOSSARY OF OIL AND NATURAL GAS TERMS
      The following is a description of the meanings of some of the oil and natural gas industry terms used in this prospectus.
      3-D seismic. Geophysical data that depict the subsurface strata in three dimensions. 3-D seismic typically provides a more detailed and accurate interpretation of the subsurface strata than 2-D, or two-dimensional, seismic.
      Basin. Geographic area where sediments have been deposited.
      Bbl. One stock tank barrel, or 42 U.S. gallons liquid volume, used in this prospectus in reference to crude oil or other liquid hydrocarbons.
      Bbl/d. Barrel per day.
      Bcf. Billion cubic feet of natural gas.
      Bcfe. Billion cubic feet equivalent, determined using the ratio of six thousand cubic feet of natural gas to one barrel of crude oil or other liquid hydrocarbons.
      Boe. Barrels of oil equivalent, with six thousand cubic feet of natural gas being equivalent to one barrel of oil or other liquid hydrocarbons.
      Btu or British thermal unit. The quantity of heat required to raise the temperature of one pound of water by one degree Fahrenheit.
      Completion. The process of treating a drilled well followed by the installation of permanent equipment for the production of natural gas or crude oil, or in the case of a dry hole, the reporting of abandonment to the appropriate agency.
      Condensate. Liquid hydrocarbons associated with the production of a primarily natural gas reserve.
      Developed acreage. The number of acres that are allocated or assignable to productive wells or wells capable of production.
      Development well. A well drilled into a proved natural gas or oil reservoir to the depth of a stratigraphic horizon known to be productive.
      Drilling success rate. The percentage of wells drilled which have been completed or will be completed in the future.
      Dry hole. A well found to be incapable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.
      Exploratory well. A well drilled to find and produce natural gas or oil reserves not classified as proved, to find a new reservoir in a field previously found to be productive of natural gas or oil in another reservoir or to extend a known reservoir.
      Feet of pay. The vertical thickness of reservoir rock estimated to both contain hydrocarbons and be capable of contributing to producing rates.
      Field. An area consisting of either a single reservoir or multiple reservoirs, all grouped on or related to the same individual geological structural feature and/or stratigraphic condition.
      Gross acres or gross wells. The total acres or wells, as the case may be, in which a working interest is owned.
      Identified drilling locations. Total gross locations specifically identified and scheduled by management as an estimation of multi-year drilling activities on existing acreage. Actual drilling activities may change depending on the availability of capital, regulatory approvals, seasonal restrictions, natural gas and oil prices, costs, drilling results and other factors.
      Infill drilling. The drilling of wells between established producing wells on a lease to increase reserves or productive capacity from the reservoir.
      MBbls. Thousand barrels of crude oil or other liquid hydrocarbons.
      Mcf. Thousand cubic feet of natural gas.
      Mcf/d. Thousand cubic feet per day.
      Mcfe. Thousand cubic feet equivalent, determined using the ratio of six thousand cubic feet of natural gas to one barrel of crude oil or other liquid hydrocarbons.
      MMBbls. Million barrels of crude oil or other liquid hydrocarbons.
      MMboe. Million barrels of oil equivalent, determined using the ratio of one barrel of crude oil or other liquid hydrocarbons to six thousand cubic feet of natural gas.
      MMBtu. Million British thermal units.
      MMcf. Million cubic feet of natural gas.
      MMcf/d. Million cubic feet per day.
      MMcfe. Million cubic feet equivalent, determined using the ratio of six thousand cubic feet of natural gas to one barrel of crude oil, or other liquid hydrocarbons.
      MMcfe/d. Million cubic feet equivalent per day.
      Multi pay. Describes areas where multiple oil or gas reservoirs can be developed with a single well.
      Net acres or net wells. The sum of the fractional working interest owned in gross acres or gross wells, as the case may be.
      NYMEX. New York Mercantile Exchange.
      PDNP. See Proved developed nonproducing.
      PDP. See Proved developed producing.
      Plugging and abandonment. Refers to the sealing off of fluids in the strata penetrated by a well so that the fluids from one stratum will not escape into another or to the surface. Regulations of all states require plugging of abandoned wells.
      Pre-tax PV-10. The present value of estimated future revenues to be generated from the production of proved reserves, before income taxes, of proved reserves calculated in accordance with Financial Accounting Standards Board guidelines, net of estimated production and future development costs, using prices and costs as of the date of estimation without future escalation, without giving effect to hedging activities, non-property related expenses such as general and administrative expenses, debt service and depreciation, depletion and amortization, and discounted using an annual discount rate of 10%.
      Producing horizon. Geologic strata capable of production.
      Productive well. A productive well is a well that is completed or capable of production.
      Properties. All natural gas and oil wells, production and related equipment and facilities and all natural gas, oil or other mineral fee, leasehold and related interests owned or controlled, either directly or indirectly, by us.
      Prospect. A specific geographic area which, based on supporting geological, geophysical or other data and also preliminary economic analysis using reasonably anticipated prices and costs, is considered to have potential for the discovery of commercial hydrocarbons.

      Proved developed non-producing (PDNP). Proved developed reserves in a potentially producing horizon penetrated by a wellbore, the production of which has been postponed pending the production of hydrocarbons from another formation penetrated by the wellbore. Producing these hydrocarbons usually requires relatively minor or no additional expenditure. Also called “behind-pipe.”
      Proved developed producing (PDP). Proved developed reserves that are currently capable of producing in commercial quantities.
      Proved reserves. The estimated quantities of oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be commercially recoverable in future years from known reservoirs under existing economic and operating conditions.
      Proved undeveloped drilling locations. Identified drilling locations that are associated with proved undeveloped reserves.
      Proved undeveloped reserves (PUD). Proved reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.
      PUD. See Proved undeveloped reserves.
      Recompletion. The process of re-entering an existing wellbore that is either producing or not producing and completing new reservoirs in an attempt to establish or increase existing production.
      Reservoir. A porous and permeable underground formation containing a natural accumulation of producible natural gas and/or oil that is confined by impermeable rock or water barriers and is separate from other reservoirs.
      Standardized Measure. The present value of estimated future cash inflows from proved natural gas and oil reserves, less future development and production costs and future income tax expenses, discounted at 10% per annum to reflect timing of future cash flows and using the same pricing assumptions as were used to calculate pre-tax PV-10. Standardized Measure differs from pre-tax PV-10 because Standardized Measure includes the effect of future income taxes.
      Trend. A region of oil and/or natural gas production, the geographic limits of which have not been fully defined, containing geological characteristics that have been ascertained through supporting geological, geophysical or other data to contain the potential for oil and/or natural gas reserves in a particular formation or series of formations.
      Undeveloped acreage. Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of natural gas and oil regardless of whether such acreage contains proved reserves.
      Working interest. The operating interest that gives the owner the right to drill, produce and conduct operating activities on the property and receive a share of production and requires the owner to pay a share of the costs of drilling and production operations.

ANNEX B
REPORTS OF NETHERLAND, SEWELL & ASSOCIATES, INC.

B-1

ANNEX C
REPORT OF DEGOLYER AND MACNAUGHTON

C-1

                  shares
NEG, Inc.
(to be renamed National Energy Group, Inc.)
Common Stock

PROSPECTUS

                    , 2006

Bear, Stearns & Co. Inc.	Citigroup

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution
      The following is a list of fees and expenses, other than the underwriting discount, in connection with the issuance and distribution of the securities being registered. All of such fees and expenses are estimates, other than the filing and listing fees payable to the SEC, the NASD and the NYSE:

SEC registration fee		$49,220
NASD filing fee		46,500
NYSE listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Engineering fees and expenses		*
Transfer agent fees		*
Blue sky fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be completed by amendment.

Item 14.	Indemnification of Directors and Officers
      Section 145 of the Delaware General Corporation Law, or DGCL, authorizes a corporation to indemnify any person who was or a party or is threatened to b, made a party to any threatened, pending or completed action, suit or proceeding, other than an action by or in the right of the corporation, because such person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reason to believe his conduct was unlawful. Similar indemnity is authorized for such persons against expenses, including attorneys’ fees, actually and reasonably incurred in defense or settlement of any such pending, completed or threatened action or suit by or in the right of the corporation if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and provided further that, unless a court of competent jurisdiction otherwise provides, such person shall not have been adjudged liable to the corporation. Any such indemnification may be made only as authorized in each specific case upon a determination by the stockholders or disinterested directors that indemnification is proper because the indemnitee has met the applicable standard of conduct. Article 9 of our certificate of incorporation and Article 7 of our bylaws generally provide that we will indemnify our directors and officers and certain other persons to the fullest extent permitted by the DGCL.
      Section 145 of the DGCL also authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such whether or not the corporation would otherwise have the power to indemnify him. We maintain policies insuring our and our subsidiaries’ officers and directors against certain liabilities for actions taken in such capacities, including liabilities under the Securities Act of 1933, as amended.

      As permitted by the DGCL, Article 8 of our certificate of incorporation eliminates in certain circumstances the monetary liability of our directors for a breach of their fiduciary duty as directors. These provisions do not eliminate the liability of a director:

•	for a breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions by the director not in good faith or which involve intentional misconduct or a knowing violation of law;

•	Pursuant to Section 174 of the DGCL, which relates to the declaration of dividends and purchase or redemption of shares in violation of the DGCL; and

•	for any transaction from which the director derived an improper personal benefit.

Item 15.	Recent Sales of Unregistered Securities
      One share of common stock and one share of class B common stock of the registrant were issued to American Real Estate Holdings LP, a subsidiary of American Real Estate Partners LP, or AREH, in December 2005 in connection with the registrant’s incorporation as AREH’s wholly owned subsidiary. The shares were issued in reliance on the exemption from the registration requirements of the Securities Act of 1933, as amended, pursuant to Section 4(2) of such Act. AREH agreed to contribute $1,000 in consideration of the shares. There were not any underwriters, and the shares were not offered or sold to any persons or class of persons other than AREH.

Item 16.	Exhibits and Financial Statement Schedules
      (a) Exhibits
      See the accompanying Exhibit Index.
      (b) Financial Statement Schedules
      All schedules are omitted because the required information is (i) not present, (ii) not present in amounts sufficient to require submission of the schedule or (iii) included in our financial statements.

Item 17.	Undertakings
      The undersigned Registrant hereby undertakes:

(a) To provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(d) For the purpose of determining any liability under the Securities Act, each post — effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
      Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on this 21st day of June, 2006.

NEG, INC.

By:	/s/ Bob G. Alexander

Name: Bob G. Alexander

Title:	Chairman of the Board, President and Chief Executive Officer
      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the dates set forth below.

Signature		Title	Date

/s/ Bob G. Alexander Bob G. Alexander		Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)	June 21, 2006

* Randall D. Cooley		Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)	June 21, 2006

* Keith A. Meister		Director	June 21, 2006

*By:	/s/ Bob G. Alexander
Bob G. Alexander, Attorney-In-Fact

EXHIBIT INDEX

Number		Exhibit

1	.1*	Form of Underwriting Agreement
3	.1*	Form of Amended and Restated Certificate of Incorporation of NEG, Inc.
3	.2*	Form of Amended and Restated Bylaws of NEG, Inc.
4	.1*	Specimen Common Stock Certificate
5	.1*	Opinion of DLA Piper Rudnick Gray Cary US LLP
10	.1*	Form of Amended and Restated Operating Agreement of NEG Oil & Gas LLC
10.2		Credit Agreement, dated as of December 20, 2005, by and among AREP Oil & Gas LLC (now known as NEG Oil & Gas LLC), as borrower, Citicorp USA, Inc., as administrative agent, Bear Stearns Corporate Lending Inc., as syndication agent and certain Financial Institutions as lenders (incorporated by reference to Exhibit 10.1 to American Real Estate Partners, L.P.’s Form 8-K (SEC File No. 1-9516), filed on December 29, 2005).
10.3		Security Agreement, dated as of December 20, 2005, from the Guarantors referred to therein to Citicorp USA, Inc., as administrative Agent (incorporated by reference to Exhibit 10.2 to American Real Estate Partners, L.P.’s Form 8-K (SEC File No. 1-9516), filed on December 29, 2005).
10.4		Guaranty, dated as of December 20, 2005, from the Guarantors named therein and the Additional Guarantors referred to therein in favor of the Guaranteed Parties referred to therein (incorporated by reference to Exhibit 10.3 to American Real Estate Partners, L.P.’s Form 8-K (SEC File No. 1-9516), filed on December 29, 2005).
10.5		Amended and Restated Credit Agreement, dated as of December 20, 2005, among NEG Operating LLC, as the Borrower, AREP Oil & Gas LLC (now known as NEG Oil & Gas LLC), as the Lender, AREP Oil & Gas LLC, as Administrative Agent for the Lender, and Citicorp USA, Inc., as Collateral Agent for the Lender and the Hedging Counterparties (incorporated by reference to Exhibit 10.4 to American Real Estate Partners, L.P.’s Form 8-K (SEC File No. 1-9516), filed on December 29, 2005).
10.6		Purchase Agreement for Notes Issued by TransTexas Gas Corporation, dated December 6, 2004, by and between Thornwood Associates L.P., as seller, and AREP Oil & Gas LLC (now known as NEG Oil & Gas LLC), as purchaser (incorporated by reference to Exhibit No. 99.1 to American Real Estate Partners, L.P.’s Form 8-K (SEC File No. 1-9516), filed on December 10, 2004)
10.7		Membership Interest Purchase Agreement, dated as of December 6, 2004 by and among AREP Oil & Gas LLC (now known as NEG Oil & Gas LLC), as purchaser, and Arnos Corp., High River Limited Partnership and Hopper Investments LLC, as sellers (incorporated by reference to Exhibit No. 99.3 to American Real Estate Partners, L.P.’s Form 8-K (SEC File No. 1-9516), filed on December 10, 2004).
10.8		Membership Interest Purchase Agreement, dated January 21, 2005, by and among American Real Estate Partners, L.P. as purchaser and Gascon Partners, as seller (incorporated by reference to Exhibit No. 99.1 to American Real Estate Partners, L.P.’s Form 8-K (SEC File No. 1-9516), filed on January 27, 2005).
10.9		Agreement and Plan of Merger, dated January 21, 2005, by and among National Onshore LP, Highcrest Investors Crop. and TransTexas Corporation (incorporated by reference to Exhibit No. 99.2 to American Real Estate Partners, L.P.’s Form 8-K (SEC File No. 1-9516), filed on January 27, 2005).
10.10		Agreement and Plan of Merger, dated January 21, 2005, by and among National Offshore LP, Highcrest Investors Corp., Arnos Corp., American Real Estate Partners, L.P. and Panaco, Inc. (incorporated by reference to Exhibit No. 99.3 to American Real Estate Partners, L.P.’s Form 8-K (SEC File No. 1-9516), filed on January 27, 2005).
10.11		Term Loan and Security Agreement among Panaco, Inc., MidRiver LLC and Lenders named therein, dated as of November 16, 2004 (incorporated by reference to Exhibit No. 99.7 to American Real Estate Partners, L.P.’s Form 8-K (SEC File No. 1-9516), filed on December 10, 2004).
10	.12*	Form of Mortgage
10	.13*	Form of % Senior Notes due 2014 of NEG Oil & Gas LLC (included in Exhibit 10.12)
10	.14*	Indenture, dated as of , among NEG Oil & Gas LLC, as issuer, the subsidiaries of NEG Oil & Gas LLC party thereto as guarantors and , as trustee.

Number		Exhibit

10.15		Agreement and Plan of Merger, dated as of December 7, 2005, by and between National Energy Group, Inc., AREP Oil & Gas LLC (now known as NEG Oil & Gas LLC) and NEG IPOCO, Inc. (incorporated by reference to Exhibit 10.1 to American Real Estate Partners, L.P.’s Form 8-K (SEC File No. 1-9516), filed on December 7, 2005).
10	.16*	Form of Management Agreement by and between NEG, Inc. and NEG Oil & Gas LLC
10	.17*	Form of Exchange Agreement by and among NEG, Inc., American Real Estate Partners, L.P. and NEG Oil & Gas LLC.
10	.18*	Form of Investor Rights Agreement by and among American Real Estate Partners, L.P., NEG, Inc. and NEG Oil & Gas LLC.
10	.19*	Form of Tax Receivable Agreement by and between NEG, Inc. and American Real Estate Partners, L.P.
21	.1**	Subsidiaries of NEG, Inc.
23.1		Consent of Grant Thornton LLP
23.2		Consent of Grant Thornton LLP
23.3		Consent of Degolyer and MacNaughton
23.4		Consent of Netherland, Sewell & Associates, Inc.
23.5		Consent of Netherland, Sewell & Associates, Inc.
23.6		Consent of Netherland, Sewell & Associates, Inc.
23.7		Consent of Prator Bett, L.L.C.
23	.8*	Consent of DLA Piper Rudnick Gray Cary US LLP (to be included in Exhibit 5.1)
24	.1**	Power of Attorney (included on page II-4)

*	To be filed by amendment.
**	Previously filed.